Form 20-F
period 2017-12-31
Spark Networks SE
filed 2018-04-25
CIK 1705338

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from                      to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number

Spark Networks SE

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Germany

(Jurisdiction of incorporation)

Kohlfurter Straße 41/43

Berlin 10999

Germany

(address of principal executive offices)

Robert W. O’Hare, Tel: (+49) 30 868 000 102 Kohlfurter Straße 41/43 Berlin 10999 Germany

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act

Title of each class	Name of each exchange on which registered
American Depositary Shares each representing one-tenth of an ordinary share	New York Stock Exchange
Ordinary shares, €1.00 nominal value per share*	New York Stock Exchange

* Not for trading purposes, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act

None

(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).     Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer  ☐           Accelerated filer  ☐           Non-accelerated filer  ☒           Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of business covered by the annual report. 1,293,219 ordinary shares.

1

TERMS

As used herein, and unless the context suggests otherwise, the terms “the Company,” “Group,” “Spark Networks,” “we,” “us” or “our” refer to Spark Networks SE.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains statements that constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause Spark Networks’ performance or achievements to be materially different from those of any expected future results, performance, or achievements. Forward-looking statements speak only as of the date they are made, and Spark Networks does not assume any duty to update forward-looking statements. Readers are cautioned that a number of important factors could cause actual results to differ materially from those expressed in, or implied or projected by, such forward-looking statements. Words and expressions reflecting optimism, satisfaction, or disappointment with current prospects, as well as words such as “believes,” “hopes,” “intends,” “estimates,” “expects,” “projects,” “plans,” “anticipates,” and variations thereof, or the use of future tense, identify forward-looking statements, but their absence does not mean that a statement is not forward-looking. Forward-looking statements include, but are not limited to, statements about the benefits of the 2017 merger between Affinitas GmbH and Spark Networks, Inc. (“Affinitas / Spark Merger”), statements about the ability to drive superior growth or achieve cost savings, statements about operating a diverse global platform of premium online dating sites, statements about the ability to leverage strengths of each company to provide exceptional user experience and drive stockholder value, statements about the expected size of the combined company, statements about the projected financial results of the combined company for 2018, statements about the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such forward-looking statements are not guarantees of performance and actual results could differ materially from those contained in such statements. Factors that could cause or contribute to such differences include, but are not limited to: the risk that the benefits from the Affinitas / Spark Merger may not be fully realized or may take longer to realize than expected; risks related to the degree of competition in the markets in which Spark Networks operates; risks related to disruption of management’s attention from Spark Networks’ ongoing business operations due to the transaction; the ability of Spark Networks to retain and hire key personnel, operating results and business generally; Spark Networks’ ability to continue to control costs and operating expenses; Spark Networks’ ability to achieve the intended cost savings; the ability to promptly and effectively integrate the businesses of Spark Networks, Inc. and Affinitas GmbH; Spark Networks’ ability to generate cash from operations, lower-than-expected revenues, credit quality deterioration or a reduction in net earnings; Spark Networks’ ability to raise outside capital and to repay debt as it comes due; Spark Networks’ ability to introduce new competitive products and the degree of market acceptance of such new products; the timing and market acceptance of new products introduced by Spark Networks’ competitors; Spark Networks’ ability to maintain strong relationships with branded channel partners; changes in Spark Networks’ stock price due to broader stock market movements and the performance of peer group companies; Spark Networks’ ability to enforce intellectual property rights and protect their respective intellectual property; general competition and price measures in the market place; general economic conditions; and the other concerns identified in the section titled “Risk Factors.”

Although Spark Networks believes the assumptions upon which these forward-looking statements are based are reasonable, any of these assumptions could prove to be inaccurate and the forward-looking statements based on these assumptions could be incorrect. The underlying expected actions or Spark Networks’ results of operations involve risks and uncertainties, many of which are outside the company’s control, and any one of which, or a combination of which, could materially affect Spark Networks’ results of operations and whether the forward-looking statements ultimately prove to be correct.

These forward-looking statements speak only as of the date on which the statements were made and Spark Networks does not undertake any obligation to update or revise any forward-looking statements made in this annual report or elsewhere as a result of new information, future events, or otherwise, except as required by law.

In addition to other factors and matters contained or incorporated in this document, the factors discussed under “Risk Factors” could cause actual results to differ materially from those discussed in the forward-looking statements.

Many of the factors that will determine Spark Networks’ future results are beyond Spark Networks’ ability to control or predict. Spark Networks cannot guarantee any future results, levels of activity, performance, or achievements. In light of the significant uncertainties inherent in the forward-looking statements, readers should not place undue reliance on forward-looking statements.

Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in this annual report.

Readers are cautioned that any forward-looking statement speaks only as of the date of this annual report, and it should not be assumed that the statements remain accurate as of any future date. Spark Networks does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by law. Spark Networks cautions further that, as it is not possible to predict or identify all relevant factors that may impact forward-looking statements, the foregoing list should not be considered a complete statement of all potential risks and uncertainties.

Readers should carefully consider the cautionary statements contained or referred to in this section in connection with any subsequent forward-looking statements that may be issued by Spark Networks or persons acting on behalf of either party.

3

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A.	Selected financial data.

The selected financial data set forth in the table below for 2015, 2016, and 2017 has been derived from our audited consolidated financial statements as of December 31, 2015, 2016 and 2017 and for the years then ended. This selected financial data should be read in conjunction with the consolidated financial statements and accompanying notes included herein.

Statement of Comprehensive Loss/Income Data:

	Years Ended December 31,
	2015	2016	2017	2017
Continuing operations	(in € thousands)			(in $ thousands)(1)
Revenue	60,442	73,491	85,637	96,745
Cost of revenue	(44,630)	(51,202)	(58,776)	(66,400)
Gross profit	15,812	22,289	26,861	30,345
Other income	309	126	54	62
Other operating expenses	(15,193)	(19,742)	(32,030)	(36,187)
Sales and markting expenses	(3,036)	(3,919)	(5,540)	(6,259)
Customer service expenses	(2,357)	(2,791)	(3,971)	(4,487)
Technical operations and development expenses	(3,849)	(3,305)	(6,428)	(7,262)
General and administrative expenses	(5,951)	(9,727)	(16,091)	(18,179)
Operating (loss)/profit	928	2,673	(5,115)	(5,780)
Interest income and similar income	30	157	239	270
Interest expense and similar charges	(103)	(425)	(782)	(884)
Net finance expenses	(73)	(268)	(543)	(614)
(Loss)/income before taxes	855	2,405	(5,658)	(6,394)
Income tax benefit (expense)	(445)	(1,082)	84	95
(Loss)/profit from continuing operations	410	1,323	(5,574)	(6,299)
Discontinued operations
Loss from discontinued operations, net of tax	(959)	(632)	-	-
Net (loss)/profit	(549)	691	(5,574)	(6,299)
Other comprehensive income	-	-	(883)	(998)
Total comprehensive (loss)/income for the year	(549)	691	(6,457)	(7,297)
Earnings per share
Basic earnings/(loss) per share (€)	(21.96)	27.64	(24.23)	(27.37)
Diluted earnings/(loss) per share (€)	(21.96)	27.64	(24.23)	(27.37)
Earnings per share - continuing operations
Basic earnings/(loss) per share (€)	16.40	52.92	(24.23)	(27.37)
Diluted earnings/(loss) per share (€)	16.40	52.92	(24.23)	(27.37)

(1)	Amounts in this column are not audited and have been converted from euros to U.S. dollars solely for the convenience of the reader. Balance sheet positions and income statement positions are converted at the exchange rate on December 31, 2017 of $1.1993 per euro and the average exchange rate from January 1 until December 31, 2017 of $1.1297 per euro, respectively.

Key Performance Indicators:

	# of Registrations(1)	Average Paying Subscribers(2)	Monthly ARPU(3)	Adjusted EBITDA (in thousands)
2015	5,840,957	281,915	€17.87	€1,684
2016	6,897,649	317,276	€19.30	€5,869
2017	8,451,633	379,403	€18.81	€6,605

(1)	Total registrations are defined as the total number of new members registering to the platforms with their email address. Those include members who enter into premium subscriptions and free memberships.

(2)	Paying subscribers are defined as individuals who have paid a monthly fee for access to premium services, which include, among others, unlimited communication with other registered users, access to user profile pictures and enhanced search functionality. Average paying subscribers for each month are calculated as the sum of the paying subscribers at the beginning and the end of the month, divided by two. Average paying subscribers for periods longer than one month are calculated as the sum of the average paying subscribers for each month, divided by the number of months in such period.

(3)	Monthly ARPU represents the total net subscriber revenue for the period divided by the number of average paying subscribers for the period, divided by the number of months in the period.

The following table presents certain selected information and Adjusted EBITDA(2) for the periods presented:

	Years Ended December 31,
	2015	2016	2017	2017
	(in € thousands)			(in $ thousands)(1)
Net (loss)/profit	(549)	691	(5,574)	(6,299)
Discontinued operations	959	632	-	-
Net finance expenses	73	268	543	614
Income tax benefit (expense)	445	1,082	(84)	(95)
Depreciation and amortization	140	1,278	3,084	3,484
Impairment of intangibles	-	-	25	28
Stock-based compensation	600	991	488	551
Non-recurring costs	16	927	8,123	9,176
Adjusted EBITDA (2)	1,684	5,869	6,605	7,459

	Years Ended December 31,
	2015	2016	2017	2017
Summary of non-recurring costs	(in € thousands)			(in $ thousands)(1)
Deferred revenue write-offs	-	-	603	681
Restructuring expenses	-	642	-	-
Transaction and advisory fees	-	162	3,995	4,513
Merger integration costs	-	-	2,042	2,307
Other employee payments	-	-	1,053	1,189
Severance costs	16	123	430	486
Total adjustments	16	927	8,123	9,176

(1)	Amounts in this column are not audited and have been converted from euros to U.S. dollars solely for the convenience of the reader. Balance sheet positions and income statement positions are converted at the exchange rate on December 31, 2017 of $1.1993 per euro and the average exchange rate from January 1 until December 31, 2017 of $1.1297 per euro, respectively.

(2)	Adjusted EBITDA is not a measure defined by IFRS. The most directly comparable IFRS measure for Adjusted EBITDA is our net (loss)/profit for the relevant period. This measure is one of the primary metrics by which we evaluate the performance of our businesses, budget, forecast and compensate management. We believe this measure provides management and investors with a consistent view, period to period, of the core earnings generated from ongoing operations and excludes the impact of items that we do not consider representative of our ongoing operating performance, including: (i) non-cash items such as stock-based compensation, asset impairments, non-cash currency translation adjustments and (ii) one-time items that have not occurred in the past two years and are not expected to recur in the next two years including severance, transaction advisory fees, and merger integration costs, and (iii) discontinued operations. Adjusted EBITDA has inherent limitations in evaluating the performance of the Company, including, but not limited to the following:

•	Adjusted EBITDA does not reflect the cash capital expenditures during the measurement period,

•	Adjusted EBITDA does not reflect any changes in working capital requirements during the measurement period,

•	Adjusted EBITDA does not reflect the cash tax payments during the measurement period, and

•	Adjusted EBITDA may be calculated differently by other companies in our industry, thus limiting its value as a comparative measure.

Adjusted EBITDA should not be construed as a substitute for net loss (as determined in accordance with IFRS) for the purpose of analyzing our operating performance or financial position, as Adjusted EBITDA is not defined by IFRS.

Statement of Financial Position Data:

	Years Ended December 31,
	2016	2017	2017
	(in € thousands)		(in $ thousands)(1)
Cash and cash equivalents	8,064	8,214	9,851
Current trade and other receivables	9,063	13,820	16,574
Intangible assets	9,634	35,136	42,139
Total assets	37,268	69,182	82,970
Total Liabilities	61,991	49,705	59,611
Total Shareholder’s Equity	(24,723)	19,477	23,359

(1)	Amounts in this column are not audited and have been converted from euros to U.S. dollars solely for the convenience of the reader. Balance sheet positions and income statement positions are converted at the exchange rate on December 31, 2017 of $1.1993 per euro and the average exchange rate from January 1 until December 31, 2017 of $1.1297 per euro, respectively.

Exchange Rate Information:

We publish our financial statements in euros. Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar amounts received by owners of our American Depositary Shares (“ADSs”) on conversion of dividends, if any, paid in euro on the ADSs. The following table presents information on the exchange rates between the euro and the U.S. dollar for the periods indicated.

	High	Low	Average	Year End
Year Ended December 31, 2015	1.2043	1.0552	1.1096	1.0887
Year Ended December 31, 2016	1.1569	1.0364	1.1069	1.0541
Year Ended December 31, 2017	1.2060	1.0385	1.1297	1.1993

Months ended	High	Low	Average	Month End
January 2017	1.0755	1.0385	1.0614	1.0755
February 2017	1.0808	1.0513	1.0643	1.0597
March 2017	1.0889	1.0514	1.0685	1.0691
April 2017	1.0930	1.0578	1.0723	1.0930
May 2017	1.1243	1.0860	1.1058	1.1221
June 2017	1.1413	1.1147	1.1229	1.1412
July 2017	1.1729	1.1329	1.1511	1.1727
August 2017	1.2048	1.1697	1.1807	1.1825
September 2017	1.2060	1.1741	1.1915	1.1806
October 2017	1.1856	1.1605	1.1756	1.1638
November 2017	1.1952	1.1562	1.1738	1.1849
December 2017	1.1993	1.1736	1.1837	1.1993

B.	Capitalization and Indebtedness.

Not applicable.

C.	Reasons for Offer and Use of Proceeds.

Not applicable.

D.	Risk factors.

Our business faces significant risks. You should carefully consider all of the information set forth in this annual report and in our other filings with the United States Securities and Exchange Commission, or the SEC, including the following risks that we face and that are faced by our industry. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. This report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements as a result of certain factors including the risks described below and elsewhere in this report and our other SEC filings. See “Cautionary Statement regarding forward-looking statements” above.

Risks Related to Our Business

Spark Networks’ business depends on establishing and maintaining strong brands, and if Spark Networks is not able to maintain and enhance its brands, it may be unable to expand or maintain its member and paying subscriber bases.

Spark Networks believes that establishing and maintaining its brands is essential to its efforts to attract and expand its member and paying subscriber bases. It believes that the importance of brand recognition will continue to increase, given the growing number of online dating sites and applications, or “apps,” and the low barriers to entry for companies offering online dating and other types of personals services. As of December 31, 2017, Spark Networks’ services were available in 29 countries. To attract and retain members and paying subscribers, and to promote and maintain its brands in response to competitive pressures, Spark Networks may have to substantially increase its financial commitment to creating and maintaining its distinct brand. If visitors, members and paying subscribers to its products do not perceive its existing services to be of higher quality, or if it introduces new services or enters into new business ventures that are not favorably received by such parties, the value of its brands could be diluted, thereby decreasing the attractiveness of its websites to such parties. As a result, its results of operations may be adversely affected by decreased brand recognition or negative brand perception.

If Spark Networks’ efforts to attract new members, convert members into paying subscribers and retain its paying subscribers are not successful, its revenue and operating results will suffer.

Since it was launched in 2008, Spark Networks and its predecessor companies has had more than 40 million users register with its dating platforms. A registration is deemed complete once a user has inserted an email/password combination, accepted the terms of service and clicked the registration button in order create a profile with the respective site (such user, a “registered user”). For the twelve months ended December 31, 2017, Spark Networks had an average of approximately 379,000 paying members across all of its platforms. Spark Networks’ future growth depends on its ability to attract new members that fit within its target audience, convert members into paying subscribers and retain its paying subscribers. This in turn depends on its ability to deliver a relevant, high-quality online personals experience to these members and its ability to remain attractive to its existing and potential paying customers. As a result, it must continue to invest significant resources in order to enhance its existing products and services and introduce new high-quality products and services that people will use. If Spark Networks is unable to predict user preferences or industry changes, or if it is unable to modify its products and services on a timely basis, it may lose existing members and paying subscribers and may fail to attract new members and paying subscribers. For example, one of Spark Networks’ strategies is to target single people with high socio-economic status who are looking for a serious and long-term relationship. If its user preferences change, or the market for this niche otherwise decreases, or this strategy is otherwise unsuccessful, Spark Networks could lose users, including paying subscribers, and its market share and revenues could decrease. Spark Networks’ revenue and expenses will also be adversely affected if its innovations are not responsive to the needs of its members and paying subscribers or are not brought to market in an effective or timely manner.

Spark Networks revenues could be adversely affected if subscriptions cannot be automatically renewed.

Spark Networks generally provides its premium memberships pursuant to 1-month, 3-months, 6-months, 12-months and 24-months subscriptions, which are generally automatically renewed unless cancelled by the subscriber. In each of the years ended December 31, 2017, 2016 and 2015, subscription revenue accounted for over 99% of Spark Networks’ total revenue. Although Spark Networks has historically experienced a high percentage of subscribers that choose an auto-renewal payment option, a significant portion of Spark Networks’ members may choose not to do so in the future or Spark Networks may encounter difficulties during the technical processing of the renewal of credit card processing due to, for instance, the expiration or blocking of the applicable credit card. Spark Networks has successfully taken steps to increase renewal rates by, for example, improving the auto-renewal success, but there can be no assurance that these efforts will remain successful in maintaining, and even increasing renewal rates in the future.

The EU has introduced the EU Consumer Rights Directive (the “Directive”), enforced in EU member states since June 2014, that restricts the use of auto-renewals, and Spark Networks has implemented a membership subscription model which is compliant with the Directive. Numerous U.S. states also have laws regulating auto-renewal clauses in contracts, and proposals to restrict auto-renewals are also under consideration in the United States. To the extent that Spark Networks must reduce or eliminate use of auto-renewals in these or other markets, renewal rates may fall, potentially reducing the number of membership subscription users. Consequently, the growth of subscription revenue will depend significantly on attracting new subscription users, and this dependence could increase due to regulations concerning auto-renewal that are outside of Spark Networks’ control. Any failure to maintain or improve the renewal rates of membership subscription users or to attract new subscription users could have a material adverse effect on results of operations.

Moreover, some credit card processors have announced the application of more stringent rules for credit card processing in the EU, which will likely require users to take additional steps when paying online. This may have an adverse effect on the authorization levels of Spark Networks’ users.

Spark Networks’ growth strategy includes acquisitions that entail significant execution, integration and operational risks.

Spark Networks pursues a growth strategy based in part on acquisitions, with the objective of creating a combined company that Spark Networks believes can achieve increased cost savings and operating efficiencies through economies of scale, especially in the integration of administrative services. Spark Networks will seek to make additional acquisitions in the future to increase its scale and profitability. For instance, on November 2, 2017, Spark Networks consummated the Affinitas / Spark Merger to form Spark Networks, and is currently in the process of integrating the operations of the two businesses. This growth strategy involves significant risks. Spark Networks exposes itself to operational and financial risks in connection with historical and future acquisitions if it is unable to:

•	properly value prospective acquisitions, especially those with limited operating histories;

•	successfully integrate the operations, as well as the accounting, financial controls, management information, technology, human resources and other administrative systems, of acquired businesses with its existing operations and systems;

•	successfully identify and realize potential synergies among acquired and existing businesses;

•	retain or hire senior management and other key personnel at acquired businesses; and

•	successfully manage acquisition-related strain on its management, operations and financial resources and those of the various brands in its portfolio.

Furthermore, Spark Networks may not be successful in addressing other challenges encountered in connection with its acquisitions. The anticipated benefits of one or more of its acquisitions may not be realized or the value of goodwill and other intangible assets acquired could be impacted by one or more continuing unfavorable events or trends, which could result in significant impairment charges. The occurrence of any these events could have an adverse effect on its business, financial condition and results of operations. While Spark Networks has successfully integrated acquisitions in the past, such as Attractive World (through Samadhi SAS), no assurance can be provided that Spark Networks will experience similar success with future acquisitions.

Acquisitions also involve operational risks and uncertainties, such as unknown or contingent liabilities with no available manner of recourse, exposure to unexpected problems, the retention of key employees and customers, and other issues that could negatively affect our business. Any such liabilities, individually or in the aggregate, could have a material adverse effect on our business.

Spark Networks faces significant competition for acquisition opportunities.

There is significant competition for acquisition targets in the markets within which Spark Networks operates.

Consequently, Spark Networks may not be able to identify suitable acquisitions or may have difficulty finding attractive businesses for acquisition at reasonable prices. If Spark Networks is unable to identify future acquisition opportunities, reach agreement with such third parties or obtain the financing necessary to make such acquisitions, Spark Networks could lose scale relative to competitors who are able to make such acquisitions. This loss of relative scale in the industry could negatively impact Spark Networks’ capacity to compete and reduce future growth potential.

In addition, current and potential competitors are making, and are expected to continue to make, strategic acquisitions, or establishing cooperatives and, in some cases, establishing exclusive relationships with significant companies or competitors to expand their businesses or to offer more comprehensive products and services. To the extent these competitors or potential competitors establish exclusive relationships with major portals, search engines and Internet Service Providers (“ISPs”), our ability to reach potential members through online advertising may be restricted. Any of these competitors could cause difficulty in attracting and retaining members and converting members into paying subscribers.

Spark Networks may fail to adequately protect its intellectual property rights or may be accused of infringing the intellectual property rights of third parties.

Spark Networks relies heavily upon its trademarks and related domain names and logos to market its brands and to build and maintain brand loyalty and recognition, as well as upon trade secrets.

In addition, Spark Networks relies on a combination of laws, and contractual restrictions with employees, customers, suppliers, affiliates and others, to establish and protect its various intellectual property rights. For example, Spark Networks has generally registered, and continues to apply to register and renew, or secure by contract where appropriate, trademarks and service marks as they are developed and used, and reserve, register and renew domain names as it deems appropriate. Effective trademark protection may not be available or may not be sought in every country in which Spark Networks’ products are made available, and contractual disputes may affect the use of marks governed by private contract. Similarly, not every variation of a domain name may be available or be registered, even if available.

Despite these measures, Spark Networks’ intellectual property rights may still not be protected in a meaningful manner, challenges to contractual rights could arise or third parties could copy or otherwise obtain and use its intellectual property without authorization. In addition, litigation may be necessary in the future to enforce its intellectual property rights, protect its trade secrets or to determine the validity and scope of proprietary rights claimed by others. Any litigation of this nature, regardless of outcome or merit, could result in substantial costs and diversion of management and technical resources.

For instance, Spark Networks is currently in a dispute with a competitor related to its attempted registration of its figurative trademark for EliteRencontre, one of its French brands. While the European Trademark Authority has initially ruled in favor of Spark Networks, Spark Networks’ competitor has appealed the ruling. Although Spark Networks believes it will ultimately prevail and intends to prosecute and defend its interest vigorously, if Spark Networks were to lose the dispute, it may be required to rebrand EliteRencontre, which may have an adverse effect on the performance of EliteRencontre. For the twelve months ended December 31, 2017, EliteRencontre’s average paying members constituted approximately 8.0% of Spark Networks’ overall average paying member count.

The occurrence of any of these events could result in the erosion of Spark Networks’ brands and limit its ability to market its brands using its various domain names, as well as impede its ability to effectively compete against competitors with similar technologies, any of which could adversely affect its business, financial condition and results of operations.

If Spark Networks fails to keep pace with rapid technological change, its competitive position will suffer.

Spark Networks operates in a market characterized by rapidly changing technologies, evolving industry standards, frequent new product and service announcements, enhancements and changing customer demands. Accordingly, its performance depends on its ability to adapt to rapidly changing technologies and industry standards, and the ability to continually improve the speed, performance, features, ease of use and reliability of services in response to both evolving demands of the marketplace and competitive service and product offerings. Spark Networks’ industry has been subject to constant innovation and competition. When one competitor introduces new features perceived as attractive to users, other competitors replicate such new features. Over the last few years, such new feature introductions in the industry have included instant messaging, message boards, E-cards, personality profiles, the delivery of content through cell phones and linking of profiles to social media accounts. There have also been subsequent enhancements on new features such as the ability to send videos and photos through instant messaging or customize user experience based on machine learning and artificial intelligence. Integration of new technologies into systems involves numerous technical challenges, substantial amounts of capital and personnel resources, and often takes many months to complete. Spark Networks intends to continue to devote efforts and funds toward the development of additional technologies and services so that it can both innovate and stay competitive in the competitive landscape in which it operates. For example, in 2015, 2016 and 2017, Spark Networks introduced a number of new features such as an open search functionality and a new personality test, and it anticipates the introduction of additional features in 2018 and beyond. Spark Networks may not be able to effectively integrate new technologies into its websites on a timely basis or at all, which may degrade the responsiveness and speed of its websites. Such technologies, even if integrated, may not function as expected.

Spark Networks needs to maintain or increase its number of paying subscribers to maintain or increase its current level of revenue.

The vast majority of Spark Networks’ revenue is generated by users that pay it a subscription fee. Internet and app users in general, and users of online personals services specifically, freely navigate and use the services offered by a variety of providers. Spark Networks cannot assure that it will be able to grow or even maintain the current size of its subscriber base. If it does not constantly attract new paying subscribers at a faster rate than subscription terminations, it will not be able to maintain or increase its current level of revenue.

Spark Networks’ growth and profitability rely, in part, on its ability to attract and retain users through cost-effective marketing efforts. Any failure in these efforts could adversely affect its business, financial condition and results of operations.

Costs for Spark Networks to acquire paying subscribers are dependent, in part, upon its ability to purchase advertising at a reasonable cost. Its advertising costs vary over time, depending upon a number of factors, many of which are beyond its control. Historically, Spark Networks has used online and offline advertising as the primary means of marketing its services. During both 2016 and 2017, its cost of revenue substantially increased compared to the prior year, primarily as a result of growing its newly established North American business under the brand EliteSingles, which was launched in May 2015.

Evolving consumer behavior can affect the availability of profitable marketing opportunities. For example, as traditional television viewership declines and as consumers spend more time on mobile devices rather than desktop computers, the reach of many traditional advertising channels is contracting. To continue to reach potential users and grow its businesses, Spark Networks must identify and devote more of its overall marketing expenditures to newer advertising channels, such as mobile and online video platforms, as well as targeted campaigns in which it communicates directly with potential, former and current users via new virtual means. Positive user experiences can provide gratuitous promotional opportunities for Spark Networks, as satisfied subscribers can encourage others to join; Spark Networks can also capitalize on such success stories in its marketing. Many of its competitors have also engaged in live marketing efforts such as organized social events for its members, an area that Spark Networks has not yet tried at scale. Generally, the opportunities in and sophistication of newer advertising channels are relatively undeveloped and unproven, and there can be no assurance that Spark Networks will be able to continue to appropriately manage and fine-tune its marketing efforts in response to these and other trends in the advertising industry. Any failure to do so could adversely affect its business, financial condition and results of operations.

In addition, the cost of online and/or offline advertising has historically increased over time. If Spark Networks is not able to reduce its other operating costs, increase its paying subscriber base or increase revenue per paying subscriber to offset increased marketing costs, its profitability will be adversely affected.

Communicating with Spark Networks’ users is critical to its success, and any erosion in Spark Networks’ ability to communicate with its users could adversely affect its business, financial condition and results of operations.

To be successful, Spark Networks must communicate with its subscribers and other users to, among other things, update them on their profile and related activity and to introduce them to new products and services. As a result, Spark Networks must ensure that its methodology for communication with its subscribers and other users evolves in step with the communication habits of its consumers. For instance, most of Spark Networks’ communications currently take the form of email and push notifications.

Any failure to effectively communicate with current users or develop or take advantage of new means of communication could have an adverse effect on its business, financial condition and results of operations.

Distribution and use of Spark Networks’ dating products depends, in significant part, on a variety of third-party publishers, platforms and mobile app stores. If these third parties limit, prohibit or otherwise interfere with the distribution or use of Spark Networks’ dating products in any material way, it could adversely affect its business, financial condition and results of operations.

Spark Networks markets and distributes its dating products (including related mobile applications) through a variety of third-party publishers and distribution channels. Its ability to market its brands on any given property or channel is subject to the policies of the relevant third party. Certain publishers and channels have, from time to time, limited or prohibited advertisements for dating products for a variety of reasons, including as a result of poor behavior by other industry participants. There is no assurance that Spark Networks will not be limited or prohibited from using certain current or prospective marketing channels in the future. If this were to happen in the case of a significant marketing channel and/or for a significant period of time, Spark Networks’ business, financial condition and results of operations could be adversely affected.

Additionally, Spark Networks’ mobile applications are accessed through the Apple App Store and the Google Play Store, among other platforms. Both Apple and Google have broad discretion to change their respective terms and conditions applicable to the distribution of Spark Networks’ applications as well as to the pricing of Spark Networks’ services, and to interpret their respective terms and conditions in ways that may limit, eliminate or otherwise interfere with Spark Networks’ ability to distribute its applications through their stores. There is no assurance that Apple or Google will not limit or eliminate or otherwise interfere with the distribution of our applications. If either or both entities were to do so, Spark Networks’ business, financial condition and results of operations could be adversely affected.

As the distribution of Spark Networks’ dating products through app stores increases, Spark Networks will need to offset increasing app store fees.

As Spark Networks’ user base continues to shift to mobile solutions, it increasingly relies on the Apple App Store and the Google Play Store to distribute its mobile applications and related in-app products. While its mobile applications are generally free to download from these stores, it offers its users the opportunity to purchase paid memberships through these applications. Spark Networks determines the prices at which these memberships and features are sold and, in exchange for facilitating the purchase of these memberships and features through these applications to users who download its applications from these stores, it pays Apple and Google, as applicable, a share (generally 30%) of the revenue it receives from these transactions. As the distribution of its dating products through app stores increases, Spark Networks will need to offset these increased app store fees by decreasing traditional marketing costs, or by engaging in other efforts to increase revenue or decrease costs generally, or its business, financial condition and results of operations could be adversely affected.

Spark Networks’ success depends, in part, on the integrity of its systems and infrastructure and on its ability to enhance, expand and adapt these systems and infrastructure in a timely and cost-effective manner.

In order for Spark Networks to succeed, its systems and infrastructure must perform well on a consistent basis. From time to time, it may experience system interruptions that make some or all of its systems or data unavailable and prevent its products from functioning properly for its users; any such interruption could arise for any number of reasons, including human errors. Further, its systems and infrastructure are vulnerable to damage from fire, power loss, hardware and operating software errors, telecommunications failures and similar events. While it has backup systems in place for certain aspects of its operations, its systems and infrastructure are not fully redundant, disaster recovery planning is not sufficient for all eventualities and its property and business interruption insurance coverage may not be adequate to compensate it fully for any losses that it may suffer. Any interruptions or outages, regardless of the cause, could negatively impact its users’ experiences with its products, tarnish its brands’ reputation and decrease demand for its products, any or all of which could adversely affect its business, financial condition and results of operations. Moreover, even if detected, the resolution of such interruptions may take a long time, during which customers will not be able to access, or will have limited access to, the service.

Spark Networks also continually works to expand and enhance the efficiency and scalability of its technology and network systems to improve the experience of its users, accommodate substantial increases in the volume of traffic to its various dating products, ensure acceptable page load times or general accessibility for its dating products and keep up with changes in technology and user preferences. Any failure to do so in a timely and cost-effective manner could adversely affect its users’ experience with its various products and thereby negatively impact the demand for its products, and could increase its costs, either of which could adversely affect its business, financial condition and results of operations.

Spark Networks’ services are highly technical and may contain undetected bugs or errors, which could manifest in ways that could seriously harm its reputation and its business.

Spark Networks’ services are highly technical and complex, and any services Spark Networks may introduce in the future may contain undetected bugs, errors, and other vulnerabilities. These bugs and errors can manifest in any number of ways in its services, including through diminished performance, security vulnerabilities, malfunctions, or even permanently disabled services. Spark Networks has a practice of rapidly updating its services, but some errors in its services may be discovered only after its service is used by users, and may in some cases be detected only under certain circumstances or after extended use. Any such defects discovered in Spark Networks’ services after commercial release could result in a loss of sales and users, which could seriously harm its business. Any errors, bugs, or vulnerabilities discovered in its code after release could damage its reputation, drive away users, lower revenue, and expose us to damages claims, any of which could seriously harm its business.

Spark Networks may not be able to protect its systems and infrastructure from cyberattacks and may be adversely affected by cyberattacks experienced by third parties.

Like any other business, there is a risk that Spark Networks will experience cyberattacks, computer viruses, worms, hacking, phishing, bot attacks or other destructive or disruptive software, distributed denial of service attacks, and attempts to misappropriate customer information. While Spark Networks has invested (and continues to invest) heavily in the protection of its systems and infrastructure and in related training, there can be no assurance that its efforts will prevent significant breaches in its systems or other such events from occurring. Any cyber or similar attack it is unable to protect itself against could damage its systems and infrastructure, prevent it from providing its products and services, erode its reputation and brands, result in the disclosure of confidential information of its users and/or be costly to remedy, as well as subject it to investigations by regulatory authorities and/or litigation that could result in liability to third parties. In light of the nature of its business, the unintended disclosure of personal information, whether as a result of a cyber attack or not, would be particularly damaging to Spark Networks’ reputation.

Similarly, online scammers and other similar groups may use Spark Networks’ services and products to engage in illegal activities and it is likely that as more people use Spark Networks’ services, these groups will increasingly seek to misuse Spark Networks’ products. Although Spark Networks invests resources to combat these activities, including by suspending or terminating accounts it believes violate its guidelines, Spark Networks believes these groups will continue to seek ways to act inappropriately and illegally on its services. Combating these groups requires Spark Networks’ engineering and customer service teams to divert significant time and focus from improving its services.

Further, the impact of cyber security events experienced by third parties with whom Spark Networks does business (or upon whom it otherwise relies in connection with its day-to-day operations such as credit card processors) could have a similar effect on Spark Networks. If breaches, scamming and other similar activities increase at third-parties with whom Spark Networks does business, Spark Networks’ reputation, business and results of operations could be materially adversely affected.

Spark Networks relies on a number of third-party providers and their failure or unwillingness to continue to perform could harm us.

Spark Networks relies on third parties to provide important services and technologies to it, including third parties that manage and monitor its offsite data center, ISPs, search engine marketing providers and credit card processors, among others. In addition, it licenses technologies from third parties to facilitate its ability to provide its services. Any failure on its part to comply with the terms of these licenses could result in the loss of its rights to continue using the licensed technology, and it could experience difficulties obtaining licenses for alternative technologies. Furthermore, any failure of these third parties to provide these and other services, or errors, failures, interruptions or delays associated with licensed technologies, could significantly harm its business. Any financial or other difficulties its providers face may have negative effects on its business, the nature and extent of which it cannot predict. Except to the extent of the terms of its contracts with such third party providers, Spark Networks exercises little or no control over them, which increases its vulnerability to problems with the services and technologies they provide and license to it. In addition, if any fees charged by third-party providers were to substantially increase, Spark Networks could incur significant additional losses.

Spark Networks depends, in part, upon arrangements with third parties to drive traffic to its various websites.

Spark Networks engages in a variety of activities designed to attract traffic to its various websites and convert visitors into members and paying subscribers. How successful it is in these efforts depends, in part, upon its continued ability to enter into arrangements with third parties to drive traffic to its various websites and its oversight of such third parties to ensure that they are appropriately communicating with online users. Pursuant to these arrangements, third parties generally promote Spark Networks’ services on their websites or through email campaigns and it pays them based upon a variety of arrangements (cost per registration, cost per one thousand impressions, a percentage of sales, etc.). Depending on how a third party communicates with online users via email, third-party email service providers could treat such email campaign as spam, and ultimately limit Spark Networks’ ability to communicate with its members and paying subscribers via email.

These arrangements are generally not exclusive, are short-term in nature and are generally terminable by either party given notice. If existing arrangements with third parties are terminated (or are not renewed upon their expiration) and Spark Networks fails to replace this traffic and related revenues, or if it is unable to enter into new arrangements with existing and/or new third parties in response to industry trends, or if such third parties improperly manage email campaigns, its business, financial condition and results of operations could be adversely affected.

If the security of personal and confidential user information that Spark Networks maintains and stores is breached or otherwise accessed by unauthorized persons, it may be costly to mitigate the impact of such an event and Spark Networks’ reputation could be harmed.

Spark Networks receives, processes, stores and transmits a significant amount of personal user and other confidential information, including credit card information, and enables its users to share their personal information with each other. In some cases, it retains third party vendors to store this information. Spark Networks continuously develops and maintains systems to protect the security, integrity and confidentiality of this information, but cannot guarantee that inadvertent or unauthorized, including as a result of cyber attacks, use or disclosure will not occur or that third parties will not gain unauthorized access to this information despite its efforts. Some advertisers and partners may store information that Spark Networks Shares with them. If these third parties fail to implement adequate data-security practices or fail to comply with Spark Networks’ terms and policies, its users’ data may be improperly accessed or disclosed. Even if these third parties take all these steps, their networks may still suffer a breach, which could compromise Spark Networks’ users’ data. In addition, third parties may attempt to fraudulently induce employees or users to disclose information to gain access to Spark Networks’ data or its users’ data. If any such event were to occur, it may not be able to remedy the event, and it may have to expend significant capital and resources to mitigate the impact of such an event, and to develop and implement protections to prevent future events of this nature from occurring. If a breach of its security (or the security of its vendors and partners) occurs, the perception of the effectiveness of its security measures and its reputation may be harmed, it could lose current and potential users and the recognition of its various brands and their competitive positions could be diminished, any or all of which could adversely affect its business, financial condition and results of operations. In addition, affected users or government authorities could initiate legal or regulatory action against Spark Networks over those incidents, which could cause us to incur significant expense and liability or result in orders or consent decrees forcing us to modify our business practices.

Unauthorized access of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing views of personal privacy rights.

Security breaches or other unauthorized access to, or the use or transmission of, personal user information could result in a variety of claims against Spark Networks, including privacy-related claims.

In 2016 the European Commission adopted the General Data Protection Act, a comprehensive European Union privacy and data protection reform that becomes effective in May 2018 in all countries of the European Union. Pursuant to Sec. 3 of the European Data Protection Directive and Sec. 3 of the German Telecommunication and Media Act, Spark Networks has to comply with the European and German data protection laws regarding all countries in the European Union and with the laws of countries outside of the European Union where Spark Networks operates. These rules include rules related to the storage, sharing, use, processing, disclosure and protection of personal data.

In addition, legislation concerning data protection has been enacted or is pending enactment in many other jurisdictions, including the United States and Russia. It is possible that these laws may conflict with Spark Networks’ data practices. If so, in addition to the possibility of fines, this could result in an order requiring that Spark Networks change its data practices, which could have an adverse effect on its business. Complying with these laws as they evolve could cause it to incur substantial costs or require it to change its business practices in a manner adverse to its business. These laws and regulations are constantly changing, may in some instances be inconsistent with or conflict with each other, and can be subject to differing interpretations.

While Spark Networks believes that it complies with industry standards and applicable laws and industry codes of conduct relating to privacy and data protection in all material respects, there is no assurance that it will not be subject to claims that it has violated applicable laws or codes of conduct, that it will be able to successfully defend against such claims or that it will not be subject to significant fines and penalties in the event of non-compliance.

If Spark Networks or its affiliates are found to be in violation of these laws and regulations, it may become subject to administrative fines or litigation or be required to change its data practices, which could materially increase its expenses, adversely affect its results of operations and cause the value of Spark Networks’ ADSs to decline.

Any failure or perceived failure by Spark Networks (or the third parties with whom it has contracted to store such information) to comply with applicable privacy and security laws, policies or related contractual obligations, or any compromise of security that results in unauthorized access to personal information, may result in governmental enforcement actions, significant fines and litigation. In the case of such an event, Spark Networks’ reputation may be harmed, it could lose current and potential users and the competitive positions of its various brands could be diminished, any or all of which could adversely affect its business, financial condition and results of operations.

Spark Networks is subject to a number of risks related to credit card payments, including data security breaches and fraud that it or third parties experience or additional regulation, any of which could adversely affect its business, financial condition and results of operations.

Spark Networks accepts payment from its users primarily through credit card transactions and online payment service providers. While Spark Networks uses third-parties to handle and process credit card transactions, it still faces risks related to security breaches involving these third-party providers. For instance, a large breach at a third-party credit card processor could cause people to cancel their credit cards, which could affect Spark Networks’ ability to process auto-renewals. In addition, breaches at third-party processors could affect consumer confidence in Spark Networks because consumers may not distinguish between Spark Networks and the third-party when informed of the breach. The occurrence of this or similar events could have a material adverse effect on Spark Networks’ business, results of operations, and financial conditions.

Inappropriate actions by certain of Spark Networks’ users could be attributed to Spark Networks and damage our brands’ reputations, which in turn could adversely affect our business.

The reputation of Spark Networks’ brands may be adversely affected by the actions of its users that are deemed to be hostile, offensive, defamatory, inappropriate or unlawful. While Spark Networks monitors and reviews the appropriateness of the content accessible through its dating products and has adopted policies and technical solutions to address and prevent illegal, offensive or inappropriate use of its dating services, its users could nonetheless engage in activities that violate its policies or circumvent the solutions. These safeguards may not be sufficient to avoid harm to Spark Networks’ reputation and brands, especially if such hostile, offensive or inappropriate use is well-publicized.

In addition, it is possible that a user of Spark Networks’ services could be physically, financially, emotionally or otherwise harmed by an individual that such user met through the use of one of Spark Networks’ services. While Spark Networks manually checks every new profile, and certain of its services only allow new members who are peer-approved, it is not certain that every harm posed by other individuals can be eliminated. If one or more of Spark Networks’ users suffers or alleges to have suffered any such harm, it could experience negative publicity or legal action that could damage its reputation and its brands. Similar events affecting users of Spark Networks’ competitors’ dating services could result in negative publicity for the dating industry, which could in turn negatively affect Spark Networks’ business. Concerns about such harms and the use of dating services and social networking platforms for illegal conduct, such as romance scams and financial fraud, could produce future legislation or other governmental action that could require changes to Spark Networks’ dating services, restrict or impose additional costs upon the conduct of its business generally, subject it to liability for user conduct or cause users to abandon its dating services.

Spark Networks may be liable as a result of information retrieved from or transmitted over the Internet.

Spark Networks may be sued for defamation, civil rights infringement, negligence, copyright or trademark infringement, invasion of privacy, personal injury, product liability or under other legal theories relating to information that is published or made available on its websites and the other sites linked to it. These types of claims have been brought, sometimes successfully, against online services in the past. Spark Networks could incur significant costs in investigating and defending such claims, even if it ultimately is not held liable. If any of these events occurs, its revenue could be materially adversely affected or it could incur significant additional expense.

Increases in credit card processing fees and high chargeback costs could increase operating expenses and adversely affect results of operations, and an adverse change in, or the termination of, Spark Networks’ relationship with any major credit card company would have a severe, negative impact on our business.

A significant portion of Spark Networks’ customers purchase its products using credit or debit cards. The major credit card companies or the issuing banks may increase the fees that they charge for transactions using their cards. An increase in those fees would require Spark Networks to either increase the prices it charges for its products, or suffer a negative impact on its profitability, either of which could adversely affect its business, financial condition and results of operations.

In addition, Spark Networks has potential liability for chargebacks associated with the transactions processed on its behalf. If a customer claims that a subscription to one of Spark Networks’ products was purchased fraudulently, the subscription price is “charged back” to Spark Networks or its bank, as applicable. If Spark Networks or its sponsoring banks are unable to collect the chargeback from the persons processing transactions on its behalf, or, if the credit card processor refuses or is financially unable, to reimburse for the chargeback, Spark Networks bears the loss for the amount of the refund paid.

Spark Networks is also vulnerable to credit card fraud. Card fraud occurs when a customer uses a stolen card (or a stolen card number in a card-not-present-transaction) to purchase merchandise or services. In a traditional card-present transaction, if the merchant swipes the card, receives authorization for the transaction from the card issuing bank and verifies the signature on the back of the card against the paper receipt signed by the customer, the card issuing bank remains liable for any loss. In a fraudulent card-not-present transaction, even if the processor receives authorization for the transaction, the Spark Networks or the card processor are liable for any loss arising from the transaction. Because all of Spark Networks’ sales via credit card are card-not-present transactions, Spark Networks is more vulnerable to customer fraud.

Spark Networks operates in various international markets, including certain markets in which it has limited experience. As a result, it faces additional risks in connection with certain of its international operations.

Spark Networks’ brands are available in 29 countries. Operating internationally exposes it to a number of additional risks, including:

•	operational and compliance challenges caused by distance, language and cultural differences;

•	difficulties in staffing and managing international operations;

•	differing levels of social and technological acceptance of its dating services or lack of acceptance of them generally;

•	foreign currency fluctuations;

•	restrictions on the transfer of funds among countries and back to Germany and costs associated with repatriating funds to Germany;

•	differing and potentially adverse tax laws;

•	multiple, conflicting and changing laws, rules and regulations, and difficulties understanding and ensuring compliance with those laws by both Spark Networks’ employees and its business partners, over whom it exerts no control;

•	compliance challenges due to different laws and regulatory environments, particularly in the case of privacy and data security;

•	competitive environments that favor local businesses;

•	limitations on the level of intellectual property protection; and

•	trade sanctions, political unrest, terrorism, war and epidemics or the threat of any of these events.

While Spark Networks employs people from over 50 nationalities that help to build and maintain knowledge about the geographies, countries and cultures the company operates in, the occurrence of any or all of the events described above could adversely affect Spark Networks’ international operations, which could in turn adversely affect its business, financial condition and results of operations.

Spark Networks is subject to litigation and adverse outcomes in such litigation could have an adverse effect on its financial condition.

Spark Networks is, and from time to time may become, subject to litigation and various legal proceedings, including litigation and proceedings related to intellectual property matters, privacy and consumer protection laws and other matters that involve claims for substantial amounts of money or for other relief or that might necessitate changes to its business or operations. For example, Spark Networks is currently in a dispute with one of its competitors related to the attempted registration of its figurative trademark for one of its French brands, EliteRencontre. In addition, Spark Networks, might be subject to potential class action suits in the United States, Canada, UK or Australia for possible violations of the consumer protections laws. The defense of these actions may be both time consuming and expensive. Spark Networks evaluates litigation claims and legal proceedings to assess the likelihood of unfavorable outcomes and to estimate, if possible, the amount of potential losses. Based on these assessments and estimates, it may establish reserves and/or disclose the relevant litigation claims or legal proceedings, as and when required or appropriate. These assessments and estimates are based on information available to management at the time of such assessment or estimation and involve a significant amount of judgment. As a result, actual outcomes or losses could differ materially from those envisioned by Spark Networks’ current assessments and estimates. Spark Networks’ failure to successfully defend or settle any such legal proceedings could result in liability that, to the extent not covered by applicable insurance, could have an adverse effect on its business, financial condition and results of operations.

Spark Networks’ business depends, in part, on the growth and maintenance of the Internet, and its ability to provide services to its members and paying subscribers may be limited by outages, interruptions and diminished capacity of the Internet.

Spark Networks’ performance will depend, in part, on the continued growth and maintenance of the Internet. This includes maintenance of a reliable network backbone with the necessary speed, data capacity and security for providing reliable Internet services. Internet infrastructure may be unable to support the demands placed on it if the number of Internet users continues to increase or if existing or future Internet users access the Internet more often or increase their bandwidth requirements. In addition, viruses, worms and similar programs may harm the performance of the Internet. Spark Networks has no control over the third-party telecommunications, cable or other providers of access services to the Internet that its members and paying subscribers rely upon. There have been instances where regional and national telecommunications outages have caused it to experience service interruptions during which its members and paying subscribers could not access its services. Any additional interruptions, delays or capacity problems experienced with any points of access between the Internet and its members could adversely affect its ability to provide services reliably to its members and paying subscribers. The temporary or permanent loss of all, or a portion, of its services on the Internet, the Internet infrastructure generally, or its members’ and paying subscribers’ ability to access the Internet could disrupt its business activities, harm its business reputation and result in a loss of revenue. Additionally, the Internet, electronic communications and telecommunications industries are subject to federal, state and foreign governmental regulation, including those related to privacy, rights of publicity, data protection, content regulation, intellectual property, health and safety, competition, protection of minors, consumer protection, employment, and taxation. New laws and regulations governing such matters could be enacted or amendments may be made to existing regulations at any time that could adversely impact Spark Networks’ services. Any such new laws, regulations or amendments to existing regulations could disrupt or adversely affect the profitability of its business.

Loss or material modification of Spark Networks’ credit card acceptance privileges would have a material adverse effect on its business and operating results.

A significant percentage of Spark Networks’ users pay for its services by credit card. The loss of credit card acceptance privileges would significantly limit Spark Networks’ ability to renew paying subscribers or secure new paying subscribers.

Most of Spark Networks’ users purchase a membership, for which payment is made at the beginning of the term. In addition, almost all membership renewals are paid by auto-renewal, charging the renewal fee to the client’s credit card. There is a risk that, if Spark Networks fails to fully perform its obligations under the terms of service or the client objects to the auto-renewal payment made by credit card, the credit card companies could be obligated to reimburse these clients for all or a portion of the membership fee. Spark Networks might be obligated to pay all such amounts under its agreements under which it has obtained its credit card acceptance privileges. As a result of this risk, credit card companies may require Spark Networks to set aside additional cash reserves, may not renew acceptance privileges or may increase the transaction fees they charge for these privileges.

The card networks, such as Visa, MasterCard, and American Express, have adopted rules and regulations that apply to all merchants who process and accept credit cards and include the Payment Card Industry Data Security Standards (“PCI DSS”). Under the PCI DSS, Spark Networks is required to adopt and implement internal controls over the use, storage and security of card data to help prevent credit card fraud. Spark Networks assesses its compliance with the PCI DSS on a periodic basis and makes necessary improvements to its internal controls. If Spark Networks fails to comply with the rules and regulations adopted by the card networks, including the PCI DSS, it would be in breach of its contractual obligations to payment processors and merchant banks. Such failure to comply may subject it to fines, penalties, damages and civil liability and could eventually prevent it from processing or accepting credit cards. Further, there is no guarantee that, even if it complies with the rules and regulations adopted by the card networks, it will be able to maintain its compliance. It also cannot guarantee that such compliance will prevent illegal or improper use of its payments systems or the theft, loss or misuse of the credit card data of customers or participants.

The loss of, or the significant modification of, the terms under which Spark Networks obtains credit card acceptance privileges would have a material adverse effect on its business, revenue and operating results.

Risks Relating to an Investment in Spark Networks

The dating industry is competitive, with low barriers to entry, low switching costs and new products and entrants constantly entering the market.

The dating industry is competitive, with new products and entrants constantly being developed and released. Some of Spark Networks’ competitors may enjoy better competitive positions in certain geographical regions or user demographics that Spark Networks will currently serve or may serve in the future. These advantages could enable these competitors to offer products that are more appealing to users and potential users than Spark Networks’ products, or to respond more quickly and/or cost-effectively than Spark Networks to new or changing opportunities. The attractiveness of these products could also allow these companies to sell their products at higher prices and with higher margins.

Spark Networks competes with traditional personals services, as well as newspapers, magazines and other traditional media companies that provide personals services. It also competes with a number of large and small companies, including Internet portals and specialty-focused media companies that provide online and offline products and services to the markets served. Principal online personals services competitors include eHarmony, Parship, Zoosk and various Match Group brands, including Match, Meetic, Tinder, OkCupid, OurTime and PlentyOfFish. In addition, it faces competition from mobile-based apps and social networking sites. Many of Spark Networks’ current and potential competitors have longer operating histories, significantly greater financial, technical, marketing and other resources and larger customer bases than they currently have. These factors may allow competitors to respond more quickly to new or emerging technologies and changes in customer preferences. These competitors may engage in more extensive research and development efforts, undertake more far-reaching marketing campaigns and adopt more aggressive pricing policies that may allow them to build larger member and paying subscriber bases. Spark Networks’ competitors may develop products or services that are equal or superior to its products and services or that achieve greater market acceptance than its products and services. These activities could attract members and paying subscribers away from its websites and reduce its market share. Customers may utilize multiple dating services simultaneously, and cease using a particular service that comparatively lags behind or is duplicative of another service.

In addition, Spark Networks currently competes with other companies that direct all or portions of their websites toward each of their respective targeted and actual subscribers. For example, Spark Networks currently competes with generalist personals services platforms, some of which have substantially greater resources and brand recognition than they do, which, unlike more targeted or segmented personal services platforms, permit customers access to a broad array of people with a wide variety of backgrounds and interests, as well as personal services platforms focused specifically on the type of clients serviced by them, which tend to be highly educated and desirous of finding a longer term relationship.

In addition, within the dating industry generally, costs to develop new products are comparatively low and costs for consumers to switch between products are low as well, resulting in significant customer churn and low brand loyalty. As a result, new products, entrants and business models are likely to continue to emerge. It is possible that a new product could gain rapid scale at the expense of existing brands through harnessing a new technology or distribution channel, creating a new approach to connecting people or some other means. If Spark Networks is not able to compete effectively against its current or future competitors, whether or not such competitors operate traditional or non-traditional platforms, the size and level of engagement of its user base may decrease, which could have an adverse effect on its business, financial condition and results of operations.

Spark Networks believes that its ability to compete depends upon many factors both within and beyond its control, including the following:

•	brand strength in the marketplace relative to competitors;

•	attractiveness to target niches;

•	the size and diversity of member and paying subscriber bases;

•	efficacy in user acquisition and marketing optimization;

•	the timing and market acceptance of its products and services, including developments and

•	enhancements to products and services relative to those offered by its competitors; and

•	customer service and support efforts.

Spark Networks’ future results may suffer if it does not effectively manage its expanded operations following the completion of the Affinitas / Spark Merger.

Following the completion of the Affinitas / Spark Merger, the size of Spark Networks’ business has increased significantly beyond the previous size of either Affinitas’s or Spark’s business. Spark Networks’ future success depends, in part, upon its ability to manage this expanded business, which will pose substantial challenges for management, including challenges related to the management and monitoring of new operations and associated increased costs and complexity. There can be no assurances that Spark Networks will be successful or that it will realize the expected operating efficiencies, cost savings and other benefits currently anticipated from the completion of the Affinitas / Spark Merger.

Spark Networks has no present intention to pay dividends on its ordinary shares in the foreseeable future and, consequently, your only opportunity to achieve a return on your investment during that time is if the price of Spark Networks’ ADSs appreciates.

Spark Networks has no present intention to pay dividends on Spark Networks ADSs in the foreseeable future. Any recommendation by the Administrative Board to pay dividends will depend on many factors, including financial condition, results of operations, legal requirements and other factors. Accordingly, if the price of Spark Networks ADSs declines in the foreseeable future, you will incur a loss on your investment, without the likelihood that this loss will be offset in part or at all by potential future cash dividends.

You may experience dilution of your ownership interests because of the future issuance of additional ordinary shares, preferred stock or other securities that are convertible into or exercisable for such securities.

In the future, Spark Networks may issue authorized but previously unissued equity securities, resulting in the dilution of the ownership interests of direct or indirect holders of Spark Networks ordinary shares, including Spark Networks ADSs. Spark Networks may issue additional Spark Networks ordinary shares or other securities that are convertible into or exercisable for Spark Networks ordinary shares in connection with hiring or retaining employees, future acquisitions, future sales of securities for capital raising purposes, or for other business purposes. The future issuance of any such additional Spark Networks ordinary shares may create downward pressure on the trading price of the Spark Networks ADSs. Spark Networks may need to raise additional capital in the near future to meet working capital needs, and there can be no assurance that Spark Networks will not be required to issue additional Spark Networks ordinary shares in the future in conjunction with these capital raising efforts. While stockholder approval will be needed to issue additional Spark Networks ordinary shares beyond those currently authorized, the approval does not have to authorize a specific use of the shares and management will have broad discretion in determining how, when and for what purpose the shares should be issued.

Spark Networks will depend on its key personnel.

Spark Networks’ future success will depend upon its continued ability to identify, hire, develop, motivate and retain highly skilled individuals, with the continued contributions of its senior management being especially critical to its success. In particular, the loss of Jeronimo Folgueira, Robert O’Hare, and Michael Schrezenmaier, current managing directors of Spark Networks, and Herbert Sablotny, the current Chief Strategy Officer and Benjamin Hoskins, the current Chief Technology Officer of Spark Networks, could materially and adversely affect Spark Networks. For a discussion of Spark Networks’ senior management, see ‘‘Directors and senior management.’’ Its continued ability to compete effectively depends, in part, upon its ability to attract new employees. While it has established programs to provide incentives to retain existing employees, particularly its senior management, it cannot assure you that it will be able to attract new employees or retain the services of its senior management or any other key employees in the future. Effective succession planning is also important to Spark Networks’ future success. If Spark Networks fails to ensure the effective transfer of senior management knowledge and smooth transitions involving senior management across its various businesses, its ability to execute short and long term strategic, financial and operating goals, as well as its business, financial condition and results of operations generally, could be adversely affected.

Changes in tax treatment of companies engaged in e-commerce could materially adversely affect the commercial use of Spark Networks’ platforms and its business, financial condition and operating results.

Due to the global nature of the Internet, it is possible that various countries and local jurisdictions might attempt to impose additional or new regulation on Spark Networks’ business or levy additional or new sales, income or other taxes relating to its activities. Tax authorities at the national and local levels are currently reviewing the appropriate treatment of companies engaged in e-commerce. New or revised tax regulations may subject Spark Networks or its customers to additional sales, income and other taxes. For example, certain jurisdictions have considered various approaches to legislation that would require companies engaged in e-commerce to collect sales tax on Internet revenue. In January 2015, new regulations entered into effect in the European Union with respect to the collection of value-added tax (a form of sales tax), and the U.S. Congress has in the past considered, and may again consider, similar legislation. Spark Networks cannot predict the effect of current attempts to impose sales, income or other taxes on e-commerce. New or revised taxes and, in particular, sales taxes, value-added taxes and similar taxes would likely increase the cost of doing business online and decrease the attractiveness of our services.

Adverse capital and credit market conditions could limit Spark Networks’ access to capital and increase its cost of capital, which may significantly affect its ability to meet liquidity needs.

The capital and credit markets have been experiencing extreme volatility over the last few years. In some cases, the markets have exerted downward pressure on availability of liquidity and credit capacity for certain issuers.

While on December 31, 2017, Spark Networks had cash and cash equivalents of €8.2 million, and Spark Networks expects to have positive operating cash flow, Spark Networks may in the future be in need of liquidity to implement its growth strategy, including to raise capital to finance acquisitions. In such a scenario, Spark Networks may be forced to curtail certain operations and may be unable to operate its business as Spark Networks deems appropriate. Disruptions, uncertainty or volatility in the capital and credit markets may also limit Spark Networks’ access to capital required to operate its business. Such market conditions may limit its ability to replace, in a timely manner, maturing liabilities and access the capital necessary to operate and grow its business. As such, Spark Networks may be forced to delay raising capital or bear an unattractive cost of capital which could decrease its profitability and significantly reduce our financial flexibility. Spark Networks’ results of operations, financial condition, cash flows and capital position could be materially adversely affected by disruptions in the financial markets.

Goodwill, intangible assets and other long-lived assets are subject to impairment risk.

Spark Networks had €23.2 million of goodwill, €4.9 million of brands and trademarks and €7.0 million of other intangible assets, as of December 31, 2017. Spark Networks reviews the potential impairment of goodwill and indefinite-lived intangible assets at least annually, or more frequently if events or changes in circumstances indicate that the carrying value may not be recoverable and test property, plant and equipment and other intangible assets for impairment whenever changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Indicators that may signal that an asset has become impaired include a significant decline in actual or projected revenue, a significant decline in the market value of the Spark Networks ADSs, a significant decline in performance of certain acquired companies relative to its original projections, an excess of its net book value over its market value, a significant decline in its operating results relative to its operating forecasts, a significant change in the manner of its use of acquired assets or the strategy for its overall business, a significant decrease in the fair value of an asset, a shift in technology demands and development, or a significant turnover in key management or other personnel.

The assessment for potential impairment of goodwill, intangible assets or other long-term assets requires management to make judgments on a number of significant estimates and assumptions, including projected cash flows, discount rates, projected long-term growth rates and terminal values. Spark Networks may be required to record a significant charge in its consolidated financial statements during the period in which any impairment of its goodwill, intangible assets or other long-term assets is identified and this could negatively impact its financial condition and results of operations. Changes in management estimates and assumptions as they relate to valuation of goodwill, intangible assets or other long-lived assets could affect its financial condition or results of operations in the future.

Failure to comply with the U.S. Foreign Corrupt Practices Act or other applicable anti-corruption legislation could result in fines, criminal penalties and an adverse effect on Spark Networks’ business.

Spark Networks will operate in a number of countries throughout the world, including countries known to have a reputation for corruption. Spark Networks is committed to doing business in accordance with applicable anti-corruption laws. Spark Networks is subject, however, to the risk that its officers, board members, employees, agents and collaborators may take action determined to be in violation of such anti-corruption laws, including the U.S. Foreign Corrupt Practices Act of 1977, the U.K. Bribery Act 2010 and the European Union Anti-Corruption Act, as well as trade sanctions administered by the Office of Foreign Assets Control and the U.S. Department of Commerce. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties or curtailment of operations in certain jurisdictions, and might adversely affect results of operations. In addition, actual or alleged violations could damage its reputation and ability to do business.

Spark Networks has not previously operated as a public company, and fulfilling its obligations as a U.S. reporting company after the Affinitas / Spark Merger may be expensive and time consuming.

As a U.S. reporting company, Spark Networks will incur significant legal, accounting and other expenses. While the Chief Financial Officer of Spark Networks has previously served as an officer of an SEC reporting company, Spark Networks has not previously been required to prepare or file periodic and other reports with the SEC or to comply with the other requirements of U.S. federal securities laws applicable to public companies, such as Section 404 of the Sarbanes-Oxley Act of 2002 (SOX 404). In addition, Spark Networks has not previously been required to establish and maintain disclosure controls and procedures and internal controls over financial reporting as will be required with respect to a public company with securities registered with the SEC. Compliance with reporting and corporate governance obligations from which foreign private issuers and emerging growth companies (“EGCs”) are not exempt may require members of Spark Networks’ management and finance and accounting staff to divert time and resources from other responsibilities to ensure these additional regulatory requirements are fulfilled and may increase legal, insurance and financial compliance costs. Spark Networks cannot predict or estimate the amount of additional costs Spark Networks may incur or the timing of such costs. In addition, if Spark Networks fails to comply with any significant rule or requirement associated with being a public company, such failure could result in the loss of investor confidence and could harm Spark Networks’ reputation and cause the market price of the Spark Networks ADSs to decline.

As a “foreign private issuer” under the rules and regulations of the SEC, Spark Networks is permitted to, and will, file less information with the SEC than a U.S. issuer.

Spark Networks is considered a “foreign private issuer” under the Exchange Act and therefore exempt from certain rules under the Exchange Act, including the proxy rules, which impose disclosure and procedural requirements for proxy solicitations for U.S. and other issuers. Moreover, Spark Networks will not be required to file periodic reports and financial statements with the SEC as frequently or within the same time frames as U.S. companies with securities registered under the Exchange Act and will be permitted to cease filing quarterly reports. Spark Networks currently prepares financial statements in accordance with IFRS and will not be required to file financial statements prepared in accordance with or reconciled to U.S. GAAP so long as its financial statements are prepared in accordance with IFRS as issued by the International Accounting Standards Board. Spark Networks is not required to comply with Regulation FD, which imposes restrictions on the selective disclosure of material information to stockholders. In addition, officers, board members and principal stockholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of Spark Networks ordinary shares or ADSs.

In addition, as a “foreign private issuer” whose ADSs are listed on the NYSE American, Spark Networks is permitted to follow certain home country corporate governance practices in lieu of certain NYSE American requirements. Such German home country practices may afford less protection to holders of the Spark Networks ADSs. A foreign private issuer listed on the NYSE American must disclose in its Annual Reports filed with the SEC or on its website significant ways in which its corporate governance practices differ from those followed by domestic companies pursuant to the NYSE American’s standards. Spark Networks intends to comply with NYSE American requirements applicable to U.S. issuers. However, as a foreign private issuer incorporated in Germany and listed on the NYSE American, in the future, it may choose to follow home country corporate governance practices in lieu of certain NYSE American requirements.

Spark Networks could lose its status as a “foreign private issuer” under current SEC rules and regulations if more than 50% of its outstanding voting securities become directly or indirectly held of record by U.S. holders and one of the following is true: (i) the majority of board members or executive officers are U.S. citizens or residents; (ii) more than 50% of assets are located in the United States; or (iii) its business is administered principally in the United States. If Spark Networks loses its status as a foreign private issuer in the future, it will no longer be exempt from the rules described above and, among other things, will be required to file periodic reports and annual and quarterly financial statements as if it were a company incorporated in the United States, and such financial statements will need to be prepared in accordance with U.S. GAAP. If this were to happen, Spark Networks would likely incur substantial costs in fulfilling these additional regulatory requirements, and members of management would likely have to divert time and resources from other responsibilities to ensure these additional regulatory requirements are fulfilled.

Spark Networks is an EGC within the meaning of the Securities Act, and Spark Networks intends to take advantage of certain exemptions from disclosure requirements available to EGCs, which may make it more difficult to compare Spark Networks’ performance with other public companies.

Spark Networks is an EGC within the meaning of the Securities Act, as modified by the JOBS Act, and Spark Networks intends to advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not EGCs, including, but not limited to, not being required to include in SEC filings detailed information with respect to executive compensation or to comply with the auditor attestation requirements of SOX 404. As a result, holders of Spark Networks ADSs may not have access to certain information they may deem important. Spark Networks could be an EGC for up to five years, although circumstances could cause Spark Networks to lose that status earlier, including if Spark Networks is deemed to be a large accelerated filer (as defined in Rule 12b-2 under the Exchange Act), in which case Spark Networks would no longer be an EGC as of the following December 31. Spark Networks cannot predict whether investors will find the Spark Networks ADSs less attractive because Spark Networks will rely on these exemptions. If some investors find the Spark Networks ADSs less attractive as a result of Spark Networks’ reliance on these exemptions, the trading prices of the Spark Networks ADSs may be lower than they otherwise would be, there may be a less active trading market for its securities, including the Spark Networks ADSs, and the trading prices of Spark Networks’ securities, including the Spark Networks ADSs, may be more volatile.

Foreign currency exchange rate fluctuations could adversely affect Spark Networks’ results of operations.

Spark Networks operates in various international markets, primarily in various jurisdictions within the EU, and as a result, is exposed to foreign exchange risk for the euro, U.S. dollar and Great British Pound (“GBP”). On a pro forma basis, during the fiscal year ended December 31, 2017, approximately 70% of Spark Networks’ total revenue would have been derived from local currencies other than the euro. Spark Networks will translate international revenues into euro-denominated operating results, so during periods of a strengthening euro, Spark Networks’ international revenues will be reduced when translated into euro. In addition, as foreign currency exchange rates fluctuate, the translation of international revenues into euro-denominated operating results affects the period-over-period comparability of such results. Spark Networks faces similar risks as a result of revenue earned in other currencies.

Spark Networks will report in euro going forward. Spark Networks’ primary exposure to foreign currency exchange risk relates to investments in non-EU subsidiaries that transact business in a functional currency other than the euro, primarily the U.S. dollar. To the extent that the U.S. dollar continues to weaken relative to the euro, the translation of international revenues into euro will reduce Spark Networks’ euro-denominated operating results and will affect period-over-period comparability.

Fluctuating foreign exchange rates can also result in foreign currency exchange gains and losses. Spark Networks does not intend to hedge any foreign currency exposures. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.” The continued growth and expansion of international operations into new countries increases its exposure to foreign exchange rate fluctuations. Significant foreign exchange rate fluctuations, in the case of one currency or collectively with other currencies, could adversely affect future results of operations.

U.S. investors may have difficulty enforcing civil liabilities against Spark Networks or members of its Administrative Board.

Certain of the members of the Administrative Board are non-residents of the United States, and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may not be possible, or may be very difficult, to serve process on such persons or Spark Networks in the United States or to enforce judgments obtained in U.S. courts against them or Spark Networks based on civil liability provisions of the securities laws of the United States. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in Germany. An award for monetary damages under the U.S. securities laws would be considered punitive if it does not seek to compensate the claimant for loss or damage suffered and is intended to punish the defendant. The enforceability of any judgment in Germany will depend on the particular facts of the case as well as the laws and treaties in effect at the time. Litigation in Germany is also subject to rules of procedure that differ from the U.S. rules, including with respect to the taking and admissibility of evidence, the conduct of the proceedings and the allocation of costs. Proceedings in Germany would have to be conducted in the German language, and all documents submitted to the court would, in principle, have to be translated into German. For these reasons, it may be difficult for a U.S. investor to bring an original action in a German court predicated upon the civil liability provisions of the U.S. federal securities laws against Spark Networks and the members of its Administrative Board. The United States and Germany do not currently have a treaty providing for recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters, though recognition and enforcement of foreign judgments in Germany is possible in accordance with applicable German laws.

If Spark Networks fails to maintain an effective system of internal control over financial reporting in the future, it may not be able to accurately report its financial condition, results of operations or cash flows, which may adversely affect investor confidence.

The Sarbanes-Oxley Act requires, among other things, that Spark Networks maintain effective internal control over financial reporting and disclosure controls and procedures. Spark Networks is required, under SOX 404, to perform system and process evaluations and testing of internal controls over financial reporting to allow management to report annually (beginning with the filing of the second Annual Report) on the effectiveness of internal control over financial reporting. This assessment requires disclosure of any material weaknesses in Spark Networks’ internal control over financial reporting identified by management. SOX 404 also generally requires an attestation from Spark Networks’ independent registered public accounting firm on the effectiveness of internal control over financial reporting. However, for as long as Spark Networks remains an EGC, it intends to take advantage of the exemption permitting it not to comply with the independent registered public accounting firm attestation requirement. At the time when Spark Networks is no longer an EGC, its independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which Spark Networks’ controls are documented, designed or operating. Remediation efforts may not enable Spark Networks to avoid a material weakness in the future.

Compliance with SOX 404 will require the incurrence of substantial accounting expense and consume significant management efforts. Spark Networks may not be able to complete evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if Spark Networks identifies one or more material weaknesses in internal control over financial reporting, it will be unable to assert that its internal control over financial reporting is effective. Spark Networks cannot assure you that there will not be material weaknesses or significant deficiencies in its internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit its ability to accurately report financial condition, results of operations or cash flows. If Spark Networks is unable to conclude that internal control over financial reporting is effective, or if its independent registered public accounting firm determines Spark Networks has a material weakness or significant deficiency in internal control over financial reporting, it could lose investor confidence in the accuracy and completeness of its financial reports, the market price of the Spark Networks ADSs could decline, and Spark Networks could be subject to sanctions or investigations by the NYSE American, the SEC or other regulatory authorities. Failure to remedy any material weakness in internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict future access to the capital markets.

U.S. investors could suffer adverse tax consequences if Spark Networks is characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes.

Generally, if, for any taxable year, at least 75% of Spark Networks’ gross income is passive income, or at least 50% of the gross average quarterly value of Spark Networks’ assets is attributable to assets that produce passive income or are held for the production of passive income, Spark Networks would be characterized as a PFIC for U.S. federal income tax purposes. If Spark Networks is characterized as a PFIC, U.S. holders of Spark Networks ordinary shares or ADSs may suffer adverse tax consequences, including having gains realized on the sale of Spark Networks ordinary shares or ADSs treated as ordinary income, rather than capital gain, the loss of the preferential rate applicable to dividends paid by Spark Networks to individuals who are U.S. holders, and having interest charges apply to distributions by Spark Networks and the proceeds of sales of Spark Networks ADSs or shares.

Risks Relating to the Spark Networks ADSs

There may be limited trading volume for Spark Networks’ ADSs, which could reduce liquidity for the holders of Spark Networks ADSs, and may cause the price of Spark Networks ADSs to be volatile, all of which may lead to losses by investors.

There may be limited trading volume for Spark Networks ADSs on the NYSE American, such that trading does not reach the level that enables holders of Spark Networks ADSs to freely sell their Spark Networks ADSs in substantial quantities on an ongoing basis and thereby readily achieve liquidity for their investment. In addition, if there is limited trading volume, the Spark Networks ADSs may experience significant market price and volume fluctuations in the future, in response to factors such as announcements of developments related to Spark Networks and its subsidiaries, announcements by competitors of Spark Networks and its subsidiaries, fluctuations in financial results and general conditions in the dating services industry.

Future sales of Spark Networks ADSs or Spark Networks ordinary shares or securities convertible or exchangeable for Spark Networks ADSs or Spark Networks ordinary shares, or the perception that such sales might occur, may cause the price of Spark Networks ADSs to decline and may dilute your voting power and your ownership interest in Spark Networks.

If existing stockholders or option holders sell, or indicate an intention to sell, substantial amounts of Spark Networks ADSs (or Spark Networks ordinary shares that can be deposited with the Spark Networks ADS Depositary in exchange for Spark Networks ADSs) in the public market, the price of Spark Networks ADSs could decline. The perception in the market that these sales may occur could also cause the price of Spark Networks ADSs to decline.

The price of Spark Networks ADSs may fluctuate significantly.

The stock market generally has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of listed companies. Broad market and industry factors may negatively affect the market price of Spark Networks ADSs, regardless of Spark Networks’ actual operating performance. The market price and liquidity of the market for Spark Networks ADSs may fluctuate and may be significantly affected by numerous factors, some of which are beyond Spark Networks’ control.

These factors include:

•	significant volatility in the market price and trading volume of securities of companies in the sector within which Spark Networks operates, which is not necessarily related to the operating performance of these companies;

•	the mix of services that Spark Networks provides, during any period; delays between its expenditures to develop and market new services and the generation of sales from those services and the related risk of obsolete services;

•	changes in the amount that Spark Networks spends to develop, acquire or license new services, technologies or businesses;

•	changes in Spark Networks’ expenditures to promote its services;

•	success or failure of research and development projects of Spark Networks or its competitors;

•	announcements of acquisitions by Spark Networks or one of its competitors;

•	the general tendency towards volatility in the market prices of shares of companies that rely on technology and innovation;

•	changes in regulatory policies or tax guidelines;

•	changes or perceived changes in earnings or variations in operating results;

•	any shortfall in revenues or net income from levels expected by investors or securities analysts; and

•	general economic trends and other factors.

Your rights as a holder of ADSs representing ordinary shares of a German company organized as a European stock corporation may differ from your rights as a stockholder in a U.S. corporation.

Spark Networks is organized as a European stock corporation (Societas Europaea, SE) under the laws of Germany. You should be aware that the rights of stockholders under German law differ in important respects from those of stockholders in a U.S. corporation. These differences include, in particular:

•	Under German law, certain important resolutions, including, for example, capital decreases, measures under the German Transformation Act (Umwandlungsgesetz), such as mergers, conversions and spin-offs, the issuance of convertible bonds or bonds with warrants attached and the dissolution of the German stock corporation apart from insolvency and certain other proceedings, require the vote of a 75% majority of the capital present or represented at the relevant stockholders’ meeting. Therefore, the holder or holders of a blocking minority of 25% or, depending on the attendance level at the stockholders’ meeting, the holder or holders of a smaller percentage of the shares in a German stock corporation may be able to block any such votes, possibly to Spark Networks’ detriment or the detriment of other stockholders.

•	As a general rule under German law, in the case of a one-tier European stock corporation a stockholder has no direct recourse against the members of the administrative board and managing directors, in the event that it is alleged that they have breached their duty of loyalty or duty of care to the corporation. Apart from insolvency or other special circumstances, only the European stock corporation itself has the right to claim damages from members of the board and executive officers. A European stock corporation may waive or settle these damages claims only if at least three years have passed and the stockholders approve the waiver or settlement at the stockholders’ meeting with a simple majority of the votes cast, provided that a minority holding, in the aggregate, 10% or more of the European stock corporation’s share capital does not have its opposition formally noted in the minutes maintained by a German civil law notary. For more information, Spark Networks has provided summaries of relevant German corporation law and of its articles of association.

Holders of Spark Networks ADSs will not have the same voting rights as Spark Networks stockholders, which may affect the value of Spark Networks ADSs.

Holders of Spark Networks ADSs will not be able to directly vote underlying Spark Networks ordinary shares. Holders of Spark Networks ADSs may instruct the Spark Networks ADS Depositary how to vote the Spark Networks ordinary shares underlying their ADSs. If Spark Networks asks it to, the Spark Networks ADS Depositary will send out information about stockholder meetings and solicit voting instructions and will try to carry out voting instructions it receives. However, Spark Networks is not required to instruct the Spark Networks ADS Depositary to take action with respect to stockholder meetings. If it does not do so, holders of Spark Networks ADSs can still send voting instructions to the Spark Networks ADS Depositary, and the Spark Networks ADS Depositary may try to carry out those instructions, but it is not required to do so. However, holders of Spark Networks ADSs may not become aware of stockholder meetings if the Spark Networks ADS Depositary does not send out information. Even if the Spark Networks ADS Depositary does solicit voting instructions, holders of Spark Networks ADSs may not receive the information in time. Because of these factors, holders of Spark Networks ADSs may not be able to effectively exercise voting rights that they would have if they held Spark Networks ordinary shares directly.

The principal stockholders and management of Spark Networks own a significant percentage of Spark Networks Ordinary Shares and will be able to exert significant influence over matters subject to stockholder approval.

Members of the Administrative Board and holders of 5% or more of Spark Networks ordinary shares beneficially own a majority of Spark Networks ordinary shares (including Spark Networks ordinary shares represented by Spark Networks ADSs). Currently, the principal stockholders (those stockholders owning at least 5% of Spark Networks ordinary shares) and management of Spark Networks hold approximately 65% (excluding any shares underlying options or RSUs) of the Spark Networks ordinary shares (which may be held in the form of Spark Networks ADSs). These stockholders have significant influence over the outcome of all matters requiring stockholder approval. For example, these stockholders may be able to influence the outcome of elections of members of Administrative Board, amendments of Spark Networks’ organizational documents, or approval of any merger, sale of assets, or other major corporate transactions. This may prevent or discourage unsolicited acquisition proposals or offers for Spark Networks ADSs that you may feel are in your best interest as a holder of Spark Networks ADSs. The interests of this group of stockholders may not always coincide with your interests or the interests of other stockholders, and they may act in a manner that advances their best interests and not necessarily those of other stockholders, including seeking a premium value for their Spark Networks ordinary shares, which might affect the prevailing market price for Spark Networks ADSs.

You might not receive distributions on Spark Networks ordinary shares represented by the Spark Networks ADSs or any value for them.

Under the terms of the Spark Networks Deposit Agreement, the Spark Networks ADS Depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on the Spark Networks ordinary shares after deducting fees and expenses. You will receive these distributions in proportion to the number of Spark Networks ordinary shares represented by your Spark Networks ADSs. However, in accordance with the limitations set forth in the Spark Networks Deposit Agreement, the Spark Networks ADS Depositary is not required to make a distribution if it decides it may be unlawful or impractical to make a distribution available to holders of Spark Networks ADSs.

Certain or all of the holders of Spark Networks ADSs may be unable to claim tax credits with respect to, or tax refunds to reduce German withholding tax applicable to the payment of dividends, or a dividend may be effectively taxed twice.

Spark Networks does not anticipate paying dividends on its Spark Networks ADSs for the foreseeable future. As a German tax resident company, however, if Spark Networks pays dividends, such dividends will be subject to German withholding tax. Currently, the applicable German withholding tax rate is 26.375% of the gross dividend. This German tax can be reduced to the applicable U.S.-Germany income tax treaty (“Treaty”) rate, which is generally 15%, if the applicable taxpayer is eligible for such Treaty rate and files an application containing a specific German tax certificate with the German Federal Central Tax Office (Bundeszentralamt für Steuern). If such a tax certificate cannot be delivered to the Spark Networks ADS holder due to applicable settlement mechanics or lack of information regarding the Spark Networks ADS holder, holders of the New Spark ADSs may be unable to benefit from the double tax treaty relief (including “Eligible U.S. Holders” as defined under the Treaty) and may be unable to file for a credit of such withholding tax in its jurisdiction of residence. Further, the payment made to the Spark Networks ADS holder equal to the net dividend may, under the tax law applicable to the Spark Networks ADS holder, qualify as taxable income that is in turn subject to withholding, which could mean that a dividend is effectively taxed twice. There can be no guarantee that the information delivery requirement can be satisfied in all cases, which could result in adverse tax consequences for affected Spark Networks ADS holders. Spark Networks ADS holders should note that the applicable interpretation circular (Besteuerung von American Depositary Receipts (ADR) auf inländische Aktien) issued by the German Federal Ministry of Finance (Bundesministerium der Finanzen), dated May 24, 2013 (reference number IV C 1-S2204/12/10003) (the “ADR Tax Circular”), is not binding on German courts, and there is no certainty as to whether a German tax court will follow the ADR Tax Circular in determining the German tax treatment of the Spark Networks ADSs. In addition, the ADR Tax Circular does not include details on how an ADR program should be designed. If the Spark Networks ADSs are determined not to fall within the scope of application of the ADR Tax Circular, or a German tax court does not follow the ADR Tax Circular, and profit distributions made with respect to the Spark Networks ADSs were not treated as a dividend for German tax purposes, the Spark Networks ADS holder would not be entitled to a refund of any taxes withheld on the dividends under German tax law and profit distributions made with respect to the Spark Networks ADSs may be effectively taxed twice.

You may have less access to information about Spark Networks and less opportunity to exercise your rights as a security holder if you hold Spark Networks ADSs instead of Spark Networks ordinary shares.

The rights and terms of the Spark Networks ADSs are designed to replicate, to the extent reasonably practicable, the rights attendant to Spark Networks ordinary shares, for which there is no active trading market in the United States. However, because of aspects of German law, Spark Networks’ Articles of Association and the terms of the Spark Networks Deposit Agreement under which the Spark Networks ADSs are issued, your rights as a holder of Spark Networks ADSs will differ in various ways from a stockholder’s rights, and you may be affected in other ways, including:

•	you may not be able to participate in rights offerings or dividend alternatives;

•	the Spark Networks Deposit Agreement may be amended by Spark Networks and the Spark Networks ADS Depositary, or may be terminated by Spark Networks or the Spark Networks ADS Depositary, without your consent in a manner that could prejudice your rights; and

•	the Spark Networks Deposit Agreement limits Spark Networks’ obligations and liabilities and those of the Spark Networks ADS Depositary.

Item 4. Information on the Company

A.	History and development of the company.

Spark Networks SE was incorporated as a European stock corporation (Societas Europaea, SE) with the legal name Blitz 17-655 SE under the laws of Germany and the European Union, with entry into the German commercial register on April 5, 2017, by its stockholders, Blitzstart Beteiligungs Ltd. and Blitz Beteiligungs GmbH. It was acquired by Affinitas GmbH on April 12, 2017, for the purpose of becoming the ultimate holding company of Spark Networks, Inc., a Delaware corporation (“Spark”) and Affinitas GmbH, a German limited company (“Affinitas”) following the completion of the merger. On August 29, 2017, Spark Networks SE changed its name from Blitz 17-655 SE to Spark Networks SE. Spark Networks SE is registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Munich, Germany, under the registration number HRB 232591 under the legal name Spark Networks SE. Spark Networks SE currently does not use a commercial name different from its legal name. Spark Networks SE has been formed for an unlimited duration.

On November 2, 2017, Spark Networks SE, completed the previously disclosed merger with Spark and Affinitas pursuant to the Agreement and Plan of Merger (the “Merger Agreement”) dated May 2, 2017, entered into by Spark Networks SE, Affinitas, Spark and Chardonnay Merger Sub, Inc.

The registered offices of Spark Networks SE are located at c/o Kohlfurter Straße 41/43, Berlin 10999, Germany and its telephone number at that address is (+49) 30 868 000 102. As a European stock corporation incorporated in Germany, Spark Networks SE is subject to the laws of Germany and the European Union. Spark Networks SE’s fiscal year is the calendar year.

B.	Business overview.

Our Business

Spark Networks SE is a leading global operator of premium online dating sites and mobile applications. Its focus is on catering to professionals and highly educated singles with serious relationship intentions in North America and other international markets. Since its inception, Spark Networks has had more than 40 million users register with its dating platforms (which includes inactive accounts). Spark Networks currently operates one or more of its brands in 29 countries. Information regarding the geographical source of our revenue and data on our reportable segments can be found in Note 4.1 Operating Segments to our Consolidated Financial Statements included in this annual report.

Spark Networks’ vision is to be the world’s leading premium dating company and encompasses the following four pillars:

•	“We focus on quality over quantity to provide the world’s best dating community; active, committed and sophisticated.

•	We excel in customer safety, privacy and care.

•	We create engaging brands and innovative products to help our customers find true love.

•	We build a profitable business that benefits all our stakeholders: customers, employees, shareholders and society.”

Spark Networks offers its services both via websites and mobile applications and utilizes a “subscription” business model, where certain basic functionalities are provided free of charge, while providing premium features (such as interacting with other community members via messages) only to paying subscribers.

Subscription revenue is Spark Networks’ primary source of income, with membership subscriptions accounting for the majority of its revenues for the years ended December 31, 2017 and 2016, respectively. Subscription length ranges from 1-month to 24-months, with most subscriptions renewing automatically unless the member opts to terminate the subscription.

Like many other internet-based communities and marketplaces, Spark Networks has become a predominately mobile-based company. Spark Networks has created innovative and tailored mobile applications for all of its platforms to address the proliferation of mobile devices and the continuing shift of “online” activity to mobile devices. Spark Networks will continue to invest resources to improve the features, functionality and engagement of its mobile websites and applications.

The ADSs of Spark Networks SE are traded on the NYSE American.

Our Industry

Our primary businesses are in the online personals industry, which we believe fulfills significant needs for single adults looking to meet a companion. Traditional methods such as printed personals advertisements, offline dating services and public gathering places often do not meet the needs of single people. Printed personals advertisements offer individuals limited personal information and interaction before meeting. Offline dating services are time-consuming, expensive and offer a smaller number of potential partners. Public gathering places such as restaurants, bars and other social venues provide a limited opportunity to learn about others prior to an in-person meeting. In contrast, online personals services facilitate interaction between singles by allowing them to screen and communicate with a large number of potential companions before they meet in-person. With features such as detailed personal profiles, email, mobile chat and instant messaging, this medium allows users to communicate with other singles at their convenience and affords them the ability to meet multiple people in an anonymous, convenient and secure setting.

The online personals industry in the United States has experienced significant growth in recent years. According to a Pew Research study released in early 2016, the percentage of the U.S. population using online personals websites or mobile applications grew approximately 40% from 11% in 2013 to 15% in 2015. Members of the millennial generation (individuals under 35 years old) tend to have the highest usage of online or mobile personals sites. However, members of older age groups represent approximately 60% of total paying users.

Our Competitive Strengths

Diverse global platform.

Spark Networks operates a diverse global platform of premium online dating sites in 29 countries and 15 different languages. This diversified suite of dating sites allows Spark Networks to implement best practices from each of the Spark and Affinitas businesses across its geographic footprint and will also enable rapid and effective roll-out of new brands and products.

Portfolio of strong brands.

Spark Networks owns a portfolio consisting of some of the most well-known and highest quality dating brands. Spark Networks’ brands are largely tailored for and attract users with a high socio-economic status. As education and profession are key criteria for singles when looking for a long-term relationship, Spark Networks’ brands serve and important need for this attractive user segment.

Operational and financial scale.

Spark Networks is one of the largest online dating companies worldwide by revenue. This allows for the operational and financial scale required for significant investments into new technologies and products, while also providing a better platform to attract and retain customers.

Efficient user acquisition.

Spark Networks has a deep understanding of how to use online and offline marketing to drive traffic to its websites, and it leverages proprietary technology to analyze the efficiency of all its marketing campaigns. This ensures an efficient and effective marketing budget allocation that ultimately translates into superior margins.

Potential to share a significantly larger pool of users.

Spark Networks has the potential to build shared user pools for all its brands in each of its markets and use matchmaking algorithms to provide best possible matches to its users upon integration of all of its dating technology onto a single platform. Combining the user pools of the combined company’s portfolio of brands will add value to users of all of Spark Networks’ platforms, and it will allow Spark Networks to quickly and efficiently launch new products and services.

Industry consolidator role.

Spark Networks is one of the few companies in the dating industry to be publicly listed, which enables Spark Networks to issue public equity as consideration for acquisitions as it pursues further consolidation in the online dating industry.

Low-cost operating base in Berlin.

Spark Networks has assembled highly skilled teams with deep domain expertise across marketing, technology, and product within our headquarters in Berlin. Today, Berlin has a lower cost of living, and in turn, lower salaries than other major cities in Europe or North America. As a result, we require less capital to recruit and retain key employees. This cost advantage has allowed the Company to allocate significant capital to growth investments like direct marketing while also maintaining and scaling profitably.

Our strategy

Grow in North America.

Spark Networks will focus on continuing to expand its presence in North America. In recent years, we have grown our North American market share through (i) the introduction of established European brands like EliteSingles, (ii) the launch of new brands like SilverSingles, and (iii) acquiring established North American brands like Jdate, Christian Mingle, and JSwipe. Going forward, we expect to continue to allocate significant marketing capital towards North America as we look to drive both the organic growth of our existing brand portfolio and expansion through the launch of new or acquired brands.

Create a global platform.

Spark Networks is developing a new, scalable and unified technology platform that will support the Company’s future growth. Our new platform will be architected and built with a particular emphasis on supporting the mobile applications that many of our members utilize to access our products. With a single, shared platform to power our sites, we expect to share liquidity across brands, reduce the time and resources required to launch new brands or integrate potential acquisitions, and quickly adopt new features, trends and consumer preferences.

Consolidate the online dating industry.

Spark Networks expects to continue to participate in the consolidation of the global online dating industry.

Markets and Geographical Presence of Spark Networks

Spark Networks will continue to generally focus on premium online dating services catering to singles with a high socio-economic status. This strategy will include a focus on developing new and maintaining existing products and services tailored for mobile phones.

Spark Networks currently operates at least one brand in 29 countries. While Spark Networks expects that it will expand into new geographies in the future, Spark Networks’ primary focus will be to expand its presence in North America, which it considers the most attractive market for further growth based on the relative size of the U.S. and Canadian markets and the high potential for Spark Networks to garner additional market share. Spark Networks will also consider launching certain brands in markets where they are not currently available in order to complement the combined company’s service offering in those markets and create a broader offering in these markets.

Sales and Marketing

We engage in a variety of marketing activities intended to drive consumer traffic to our websites and allow us the opportunity to introduce our products and services to prospective visitors, members and subscribers. Our marketing efforts are focused online and offline. Our online marketing approach employs a combination of banner and other display advertising. We also rely on search engine marketing and direct email campaigns to attract potential members and paying subscribers, and use a network of online affiliates, through which we acquire traffic.

We supplement our online marketing by employing a variety of offline marketing and business development activities. These include print, television, public relations, event sponsorship and promotional alliances. We believe a more consistent, targeted marketing message, delivered through an array of available marketing channels, will improve consumer awareness of our brands, drive more traffic to our websites and, therefore, increase the number of visitors, members and paying subscribers.

Customer Service

Our multi-lingual call centers and email support teams monitor our sites for fraudulent activity, assist members with billing questions, help members complete personal profiles and answer technical questions. Customer service representatives receive ongoing training in an effort to better personalize the experience for members and paying subscribers who call or email us and to capitalize on upselling opportunities.

Technology

Our internal product teams are focused on the development and maintenance of products in addition to building and managing our software and hardware infrastructure. We intend to continue investing in the development of new products, such as mobile applications, and enhancing the efficiency and functionality of our existing products and infrastructure.

Our network infrastructure and operations are designed to deliver high levels of availability, performance, security and scalability in a cost-effective manner.

Intellectual Property

We rely on a combination of patent, trademark, copyright and trade secret laws in the United States, Europe and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our proprietary technology and our brands. We also enter into confidentiality and invention assignment agreements with our employees and consultants and confidentiality agreements with other third parties.

Spark Networks, Spark, Jdate, Christian Mingle, SilverSingles and BlackSingles.com are registered trademarks in the United States. Spark Networks, Jdate and Christian Mingle are registered trademarks in the EU. Jdate and Christian Mingle are registered trademarks in Australia. Jdate is also a registered trademark in Israel and Canada. Our rights to these registered trademarks are perpetual as long as we use them and renew them periodically. We also have a number of other registered and unregistered trademarks. We hold two United States patents for our Click! technology, the first of which expired on January 24, 2017, that pertain to an automated process for confidentially determining whether people feel mutual attraction or have mutual interests. Click! is important to our business in that it is a method and apparatus for detection of reciprocal interests or feelings and subsequent notification of such results. The patents describe the method and apparatus for the identification of a person’s level of attraction and the subsequent notification when the feeling or attraction is mutual.

Elite Singles is a registered trademark in numerous countries such as the United States, the United Kingdom, South Africa, Poland, New Zealand, Ireland, Denmark, and Canada. We are currently waiting for the Elite Singles trademark to be registered in additional countries including the Russian Federation, Sweden, Spain, Iceland. Furthermore, there are numerous registered country specific trademarks related to the Elite Singles brand such as. Elit Singlar in Sweden, Elittars in Hungary, Eliitti Kumppani in Finland, Elite Solteros in Chile, Elite Solteros in the United States, Elitarne Randki in Poland, Partner med Niveau in Denmark and Elite Rencontre in France. We hold a WIPO (World Intellectual Property Organization) and DPMA (Deutsche Patent - und Markenamt / German Trademark and Patent Office) design trademark for the “heart and arrow”-design which is associated with the EliteSingles brand for Australia, the European Union. New Zealand, Norway, Singapore, the United States and Germany.

eDarling is a registered trademark in Germany, Mexico and is also a WIPO word trademark (for Belarus, Switzerland, China (partially), EU, Croatia, Norway, Serbia, Turkey, Ukraine (partially), USA (partially) and Russia). We hold country specific trademarks for Slovakia named Partner na Urovni associated with the Elite Singles and the eDarling brands.

SilverSingles is a registered trademark in Europe (EUIPO) and New Zealand. We hold trademarks for Attractive World in Australia, Canada, the European Union (EUIPO), Germany, the United Kingdom and Switzerland, New Zealand, Norway, the Russian Federation and the United States.

We also have a number of other registered and unregistered trademarks.

Competition

We operate in a highly competitive environment with minimal barriers to entry. We believe the primary competitive factors in creating a community on the Internet are functionality, brand recognition, reputation, critical mass of members, member affinity and loyalty, ease-of-use, quality of service and reliability. We compete with a number of large and small companies, including vertically integrated Internet portals and specialty-focused media companies that provide online and offline products and services to the markets we serve. Our principal online personals services competitors include Match Group (which operates the Match.com, OkCupid, Plenty of Fish, and Tinder properties), eHarmony, Parship and Zoosk. In addition, we face competition from new entrants that have recently offered free and freemium mobile applications such as Bumble, as well as social networking sites such as Facebook.

Government Regulation

Our business is regulated by diverse and evolving laws and governmental authorities in North America and other countries in which we operate. We are subject to laws and regulations related to internet communications, privacy, consumer protection, security and data protection, intellectual property rights, commerce, taxation, entertainment, recruiting and advertising. These laws and regulations are becoming more prevalent, and new laws and regulations are under consideration by the United States Congress, state legislatures and foreign governments. Any failure by us to comply with existing laws and regulations may subject us to liabilities. New laws and regulations governing such matters could be enacted or amendments may be made to existing regulations at any time that could adversely impact our services. Plus, legal uncertainties surrounding domestic and foreign government regulations could increase our costs of doing business, require us to revise our services, prevent us from delivering our services over the internet or slow the growth of the internet, any of which could materially adversely affect our business, financial condition and results of operations.

C.	Organizational structure.

As of December 31, 2017, we directly held the percentage indicated of the outstanding capital stock of the following subsidiaries:

Company	Jurisdiction of Incorporation	Percentage Ownership
Spark Networks Services GmbH (previously, Affinitas GmbH)	Germany	100%
Samadhi SAS	France	100%
EliteSingles LLC	United States	100%
Spark Networks, Inc.	United States	100%
Spark Networks Limited	United Kingdom	100%
LOV USA, LLC	United States	100%
Spark Networks USA, LLC	United States	100%
Spark Networks (Israel) Limited	Israel	100%
JDate Limited	United Kingdom	100%
HurryDate, LLC	United States	100%
MingleMatch, Inc.	United States	100%
Kizmeet, Inc.	United States	100%
Reseaux Spark Canada Ltd.	Canada	100%
SocialNet, Inc.	United States	100%
SN Events, Inc.	United States	100%
SN Holdco, LLC	United States	100%
Smooch Labs, Inc.	United States	100%

D.	Property, plant and equipment.

Our principal administrative activities are located in our approximately 2,620 square meter facility in Berlin, Germany. We also lease office space in New York and Utah within the United States. We believe that our facilities are adequate for our current needs and suitable additional or substitute space will be available in the future to replace our existing facilities, if necessary, or accommodate expansion of our operations. The leases for our facilities vary in dates and terms, with the main facility’s lease expiring on January 31, 2022.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

The information contained in this section should be read in conjunction with our consolidated financial statements for the year ended December 31, 2017 and the related notes that are included in this annual report. Our financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This discussion contains forward-looking statements that are subject to known and unknown risks and uncertainties. As a result of many factors, such as those set forth under “Item 3.D Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements,” our actual results may differ materially from those anticipated in these forward-looking statements.

A.	Operating results.

Overview

The ADSs of Spark Networks SE are traded on the NYSE American under the ticker symbol “LOV.” We are a leading global operator of premium online dating sites and mobile applications. Our focus is on catering to professionals and highly educated singles with serious relationship intentions in North America and other international markets. Since our inception, we have had more than 40 million users register with our dating platforms (which includes inactive accounts). We currently operate one or more of our brands in 29 countries.

Our ability to compete effectively will depend upon our ability to address the needs of our members and paying subscribers, on the timely introduction and performance of innovative features and services associated with our brands, and our ability to respond to services and features introduced by competitors. We must also achieve these objectives within the parameters of our consolidated and operating segment profitability targets. We are focused on enhancing and augmenting our portfolio of services while also continuing to improve the efficiency and effectiveness of our operations. We believe we have sufficient cash resources on hand to accomplish the enhancements currently contemplated.

On September 30, 2016, we completed the Samadhi Acquisition, whereby Affinitas GmbH (“Affinitas”) acquired all the outstanding shares of Samadhi, an unrelated third party and owner of the Attractive World platform. We believe that the Samadhi Acquisition will help secure our leading position in the French market. As of the date of the Samadhi Acquisition, Samadhi became a wholly owned subsidiary of Affinitas.

On November 2, 2017, we completed the previously disclosed merger of Spark Networks, Inc. (“Spark”) and Affinitas in a stock-for-stock transaction. We believe that this combination creates one of the world’s premier online dating platforms, leveraging our leading, complementary brands. Our portfolio of strong brands and improved financial strength positions us to deliver a superior user experience to our customers and drive long-term value to shareholders.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with IFRS. The preparation of these financial statements requires us to make certain estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to revenue recognition, cost of revenue, prepaid advertising, website and software development costs, goodwill, intangible and other long-lived assets, accounting for business combinations, legal contingencies, income taxes and stock-based compensation. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies reflect the more significant judgments and estimates we used in the preparation of our consolidated financial statements:

Revenue Recognition and Deferred Revenue

Spark Networks derives the vast majority of its revenue from subscription fees. Revenue is presented net of credits and refunds. Chargebacks are included in general and administrative expenses. We recognize revenue in accordance with International Accounting Standard (“IAS”) 18 Revenue (“IAS 18”). Revenue recognition occurs ratably over the subscription period, beginning when the amount of revenue can be measured reliably, and it is probable that the economic benefits associated with the transaction will flow to the entity. Spark Networks commences to recognize revenue when access has been granted and the criteria above are fulfilled. In most countries subscribers pay in advance subject to certain conditions identified in Spark Networks’ terms and conditions. Fees collected in advance for subscriptions are deferred and recognized as revenue using the straight-line method over the term of the subscription.

For revenue earned through certain mobile applications, including iOS and Android, Spark Networks recognizes subscription revenues gross of the application processing fees because Spark Networks is the primary obligor and it has the contractual right to determine the price paid by the subscriber. Spark Networks records the related application processing fees as cost of revenue in the period incurred.

Spark Networks also earns a small amount of revenue from advertising sales. We record advertising revenue as it is earned, and it is included in the total revenue of each segment that generates advertising sales.

Cost of Revenue

Cost of revenue consists primarily of direct marketing costs, compensation and other employee-related costs for personnel dedicated to maintaining Spark Networks’ data centers, data center expenses, credit card fees and mobile application processing fees. Spark Networks incurs substantial advertising expenses in order to generate traffic to our websites. These advertising costs consist of offline marketing, particularly television and out-of-home advertising, as well as online advertising and are directly attributable to the revenue Spark Networks receives from our subscribers.

Prepaid Advertising Expenses

We regularly pay in advance for online and offline advertising, and expense the prepaid amounts as cost of revenue over the contract periods as the vendor delivers on its commitment. We evaluate the realization of prepaid amounts at each reporting period and expense prepaid amounts if the applicable vendor is unable to deliver on its commitment and is not willing or able to repay the undelivered prepaid amounts.

Intangible assets and goodwill

Goodwill arising on the acquisition of subsidiaries and intangible assets with infinite useful lives are measured at cost less accumulated impairment losses.

Intangible assets with finite useful lives are amortized using the straight-line method over their estimated useful lives. In addition to the recoverability assessment, we routinely review the remaining estimated useful lives of our amortizable intangible assets. If Spark Networks reduces its estimate of the useful life assumption for any asset, the remaining unamortized balance would be amortized over the revised estimated useful life.

Development expenditures are capitalized only if the expenditure can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable and Spark Networks intends to and has sufficient resources to complete development and to use or sell the asset. Otherwise, it is recognized in profit or loss as incurred. Costs incurred in the planning and post-implementation stages of a project are expensed as incurred while direct and indirect costs associated with the development phase are capitalized and amortized on a straight-line basis over the estimated useful lives. Costs associated with minor enhancements and maintenance are included in expenses in the accompanying Consolidated Statements of Operations and Comprehensive Loss/Income. Subsequent to initial recognition, development expenditure is measured at cost less accumulated amortization and any accumulated impairment losses.

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in the Consolidated Statements of Operations and Comprehensive Loss/Income as incurred.

Valuation of Goodwill and Identified Intangibles Assets

Spark Networks assesses the potential impairment of assets, which include intangible assets, whenever changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Events and circumstances that may indicate that an asset is impaired may include significant decreases in the market value of an asset, a significant decline in actual or projected revenue, a change in the extent or manner in which an asset is used, shifts in technology, loss of key management or personnel, changes in Spark Networks’ operating model or strategy and competitive forces, as well as other factors. In addition, intangible assets with infinite useful lives including goodwill are tested annually for impairment.

For impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or cash-generating units (“CGUs”). Goodwill arising from a business combination is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination.

If events and circumstances indicate that the carrying amount of an asset may not be recoverable and the expected discounted future cash flows attributable to the asset or CGU are less than the carrying amount of the asset, an impairment loss equal to the excess of the asset’s carrying value over its estimated recoverable amount is recorded. The recoverable amount is determined based on the present value of estimated expected future cash flows using a discount rate commensurate with the risk involved, and quoted market prices or appraised values, depending on the nature of the assets. Fair value measurements utilized for assets under nonrecurring measurements were measured with Level 3 unobservable inputs.

Spark Networks performed its annual impairment test for goodwill as of December 31, 2017. The existing goodwill of €23,184 thousand is allocated to the following CGUs:

in thousands	As of December 31, 2017
Samadhi	€3,324
Christian Networks	7,508
Jdate USA	3,840
Jdate Israel	106
JSwipe	8,240
Other Networks	166
Total Goodwill	€23,184

The fair value less cost of disposal was determined based on the discounted cash flow method. The free cash flows (FCF) were derived based on the financial forecast for each CGU for the next five years. The cash flow plans are based on experience as well as on expected market trends in the future. For the terminal value, a growth rate of 0.5% was assumed for Samadhi and 3.0% was assumed for the remaining CGUs.

For discounting the future cash flows, a post-tax weighted average cost of capital (WACC) adjusted for a company risk premium (CRP) in the planning and terminal growth period was applied for each CGU. A WACC of 8.0% for Samadhi, 18.1% for Christian Networks, 18.1% for Jdate USA, 18.2% for Jdate Israel, 8.1% for JSwipe, and 23.1% for Other Networks was assumed.

An impairment according to IAS 36 is required if the carrying amount exceeds the recoverable amount. The recoverable amount is assumed to equal the calculated fair value less cost of disposal. As the recoverable amount of each CGU was significantly higher than the carrying amount, the annual impairment test did not result in any impairment loss.

Accounting for Business Combinations

From time to time, Spark Networks acquires the stock or specific assets of companies in transactions that may be considered to be business acquisitions under IFRS 3. Under the acquisition method of accounting, Spark Networks allocates the fair value of purchase consideration to the tangible assets acquired, liabilities assumed, and intangible assets acquired based on their estimated fair values. The excess of the purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. Such valuations require Spark Networks’ management to make significant estimates and assumptions, especially with respect to estimating the fair value and expected useful life assigned to each class of assets and liabilities acquired. Different classes of assets will have varying useful lives. For example, the useful life of a member database, which was two years in the acquisition of Samadhi, is not the same as the useful life of a paying subscriber list, which is typically two to six months, or a domain name, which is was 20 years for Samadhi. Consequently, to the extent a longer-lived asset is ascribed greater value under the purchase method than a shorter-lived asset, there may be less amortization recorded in a given period or no amortization for indefinite lived intangibles.

Spark Networks’ management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. During the measurement period, which can be up to one year from the acquisition date, Spark Networks may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments are recorded in net financial result in the consolidated statement of comprehensive income/loss.

Legal Contingencies

Spark Networks is currently involved in certain legal proceedings, as discussed in the notes to the consolidated financial statements and under Item 8 – Legal Proceedings. To the extent that a loss related to a contingency is reasonably estimable and probable, Spark Networks accrues an estimate of that loss. Because of the uncertainties related to both the amount and range of loss on certain pending litigation, Spark Networks may be unable to make a reasonable estimate of the liability that could result from an unfavorable outcome of such litigation. As additional information becomes available, Spark Networks will assess the potential liability related to such pending litigation and make, or if necessary, revise its estimates. Such revisions in Spark Networks’ estimates of the potential liability could materially impact its consolidated results of operations and consolidated financial position.

Accounting for Income Taxes

Income tax expense comprises current and deferred tax. It is recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income or loss.

Current tax comprises the expected tax payable or receivable on the taxable income or loss for the year and any adjustment to the tax payable or receivable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. It is measured using tax rates enacted or substantively enacted at the reporting date.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for:

•	temporary differences related to the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;

•	temporary differences related to investments in subsidiaries, associates and joint arrangements to the extent that Spark Networks is able to control the timing of the reversal of the temporary differences and it is probable that such differences will not be reversed in the foreseeable future; and

•	taxable temporary differences arising upon the initial recognition of goodwill.

Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Future taxable profits are determined based on business plans for Spark Networks and each of its subsidiaries and the reversal of temporary differences. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized; such reductions are reversed when the probability of future taxable profits improves.

Unrecognized deferred tax assets are reassessed at each reporting date and recognized to the extent that it has become probable that future taxable profits will be available against which such tax assets can be used. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they are reversed, using tax rates enacted or substantively enacted at the reporting date. The measurement of deferred tax reflects the tax consequences that would follow from the manner in which Spark Networks expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities. Deferred tax assets and liabilities are offset only if certain criteria are met.

Accordingly, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

In assessing the potential realization of deferred tax assets, Spark Networks’ management considers whether it is probable that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which Spark Networks’ tax loss carryforwards remain deductible.

In Germany, the Group has tax losses carryforward for corporate taxes amounting to €39,002 thousand as of December 31, 2017 (December 31, 2016: €32,912 thousand) and €38,629 thousand for trade taxes (December 31, 2016: €32,737 thousand). Of these tax loss carryforwards €4,127 thousand were unused.

In general, the net operating loss (NOL) carry forwards in Germany do not expire. They are subject to review and possible adjustment by the German tax authorities. Furthermore, under current German tax laws, certain substantial changes in the Company’s ownership and business may further limit the amount of net operating loss carry forwards, which could be utilized annually to offset future taxable income.

In March 2017, the Federal Constitutional Court released a court order to declare that forfeiture of tax losses due to certain substantial changes in a company’s ownership are unconstitutional.

The restrictions on the utilization of tax losses were mitigated through Economic Growth Acceleration Act (“Wachstumsbeschleunigungsgesetz”). According to the provisions of this act, unused tax losses of a corporation are preserved to the extent they are compensated by an excess of the fair value of equity for tax purposes above its carrying amount of the Company.

At December 31, 2017, Spark has net operating loss carry-forwards for U.S. income tax purposes of approximately €22,733 thousand and €16,356 thousand available to reduce future federal and state taxable income, respectively, which expire beginning in the years 2020 for federal purposes and in 2018 for state purposes. Under Section 382 of the Internal Revenue Code, the utilization of the net operating loss carry-forwards may be limited based on changes in the percentage ownership of the Company. Of these unused tax losses, there was no deferred tax asset recognized.

At December 31, 2017, Spark has U.S. federal income tax carry-forwards for income tax purposes of approximately €295 thousand, which if not previously utilized are allowable as refundable credits under the Tax Cuts and Job Act through 2022. However, the refundability of the credit will be determined through additional guidance to properly interpret the interaction between Internal Revenue Code Section 383 with the Tax Cuts and Jobs Act.

In addition, as of December 31, 2017, the Group had tax losses carryforward in France of €1,084 thousand (December 31, 2016: €2,265 thousand), for which deferred tax assets were recognized. There was also approximately €8,688 thousand in net operating loss carry-forwards for Israeli tax purposes at December 31, 2017 (December 31, 2016: €0 thousand), which do not expire, and for which no deferred tax asset was recognized.

Spark Networks capitalizes deferred tax assets on loss carry-forwards to the extent that it is probable that those can be used to reduce future taxable income. Following Spark Networks’ evaluation, deferred tax assets of €10,845 thousand were capitalized.

Spark Networks operates in multiple taxing jurisdictions, both within and outside of Germany and the United States. Spark Networks has filed tax returns with positions that may be challenged by the tax authorities. These positions relate to the deductibility of certain expenses and intercompany transactions as well as other matters. Although the outcome of tax audits is uncertain, Spark Networks regularly assesses its tax position for such matters and, in its management’s opinion, adequate provisions for income taxes have been made for potential liabilities resulting from such matters. To the extent reserves are recorded, they will be utilized or reversed once the statute of limitations has expired and/or at the conclusion of the tax examination. Spark Networks believes that the ultimate outcome of these matters will not have a material impact on its financial position or liquidity.

Share-Based Compensation

Share-based compensation expense reflected in our consolidated financial statements consists of expense related to equity-based compensation plans that were independently established by Affinitas in 2013 and Spark in 2007 before the Affinitas / Spark Merger, in addition to an equity compensation plan established by Spark Networks in November 2017 following the close of the Affinitas / Spark Merger. Share-based compensation expense incurred in periods prior to the close of the Affinitas / Spark Merger resulted solely from share-based compensation granted by Affinitas.

The grant-date fair value of equity-settled share-based payment arrangements granted to employees is generally recognized as an expense, with a corresponding increase in equity, over the vesting period of the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

Under the Affinitas virtual employee share option plan (“Affinitas VESOP”), Spark Networks has a choice of settlement whereby the cash amount or equal value in shares to be received by the beneficiaries for a single vested option shall equal the price or proceeds per common share in case of a change in control event (“Share Sale”) or an Initial Public Offering (“IPO”) of Affinitas’s shares minus the exercise price. In connection with the merger, shareholders of Affinitas elected to settle all the options outstanding at the merger date at a fixed valuation of €3,839 thousand, which was equivalent to a total equity value of €90 million for Affinitas. This equity value of Affinitas was determined based on the Spark share price and the exchange ratio that Affinitas and Spark agreed on in relation to the merger.

Our policy is to avoid cash payments to participants if possible, which means that settlement of the outstanding options is expected to be made in shares. Based on this stated policy, the arrangement is classified as equity-settled unless settlement in cash is most probable.

In connection with the Affinitas / Spark Merger, Spark established the Chardonnay Trust, with the purpose of holding such number of shares of Spark Networks SE ADSs as shall be necessary to satisfy the obligations under all unexercised Spark stock options awarded under the Spark 2007 Omnibus Incentive Plan (“Spark 2007 Plan”). Following the completion of the Affinitas / Spark Merger, Spark no longer has any rights to revoke or amend the Chardonnay Trust in a manner that is detrimental to Spark 2007 Plan participants.

Each Spark stock option was converted into an award to acquire ADSs from the Chardonnay Trust, on the same terms and conditions as were applicable under the Spark stock option, and subject to adjustment based on the exchange ratio stipulated in the merger agreement. The shares underlying the ADSs held in the Chardonnay Trust are recognized as treasury stock within the Consolidated Statement of Shareholder’s Equity.

Only nonqualified stock options are outstanding as of the merger date. These equity-settled options are exercisable after vesting.

Under the Spark Networks virtual stock option plan established in 2017 (“Spark Networks 2017 VSOP”) Spark Networks has a choice of settlement whereby the cash amount or equal value in shares to be received by the beneficiaries for a single vested option shall equal the market price per Spark Networks ADS minus the exercise price. Our policy is to avoid cash payments to participants if possible, which means that settlement of the outstanding options is expected to be made in Spark Networks ADSs. Based on this stated policy, the arrangement is classified as equity-settled unless settlement in cash is most probable.

The grant-date fair value of equity-settled share-based payment arrangements granted to employees is generally recognized as an expense, with a corresponding increase in shareholder’s equity, over the vesting period of the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant-date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes. Spark Networks recognizes compensation expense on a straight-line basis from the beginning of the service period, even when the grant date is subsequent to the service commencement date. During the period between service commencement date and grant date, the share-based payment expense recognized is based on an estimated grant date fair value of the award. Once the grant date has been established for equity-settled awards, the estimated fair value is revised so that the expense recognized is based on the actual grant date fair value of the equity instruments granted. For awards with graded-vesting features, each installment of the award is treated as a separate grant. This means that each installment is separately expensed over the related vesting period.

Spark Networks estimates the fair value of each stock option grant using the Black-Scholes option-pricing model, which uses as inputs the fair value per Spark Networks share and assumptions Spark Networks makes with respect to the volatility of Spark Networks shares, the expected terms of Spark Networks’ stock options, the risk-free interest rates for a period that approximates the expected term of the stock option and the expected dividend yield.

Segment Reporting

Segment reporting requires the use of the management approach in determining the reportable operating segments. The management approach considers the internal organization and reporting used by Spark Networks’ chief operating decision maker for making operating decisions and assessing performance. Spark Networks’ internal financial reporting includes separate data for each country, and all countries other than the United States and Canada (together, “North America”) have been aggregated into one reportable segment as the business model and long-term margin expectations are similar. Spark Networks reports two separate reportable segments: (1) North America, which consists of Spark Networks’ operations in the United States and Canada; and (2) International, which consists of all other operations except for the United States and Canada.

The performance of the operating segments is measured on the basis of revenue and direct marketing costs only. Due to Spark Networks’ integrated business structure, costs and expenses other than direct marketing expenses, are not allocated to the individual reportable segments. As such, Spark Networks does not measure operating profit or loss by segment for internal reporting purposes.

Results of Operations

The following is a more detailed discussion of our financial condition and results of operations for the periods presented.

	Years ended December 31,
(in € thousands)	2015	2016	2017
Revenue	60,442	73,491	85,637
Cost of revenue	(44,630)	(51,202)	(58,776)
Gross profit	15,812	22,289	26,861
Other income	309	126	54
Other operating expenses	(15,193)	(19,742)	(32,030)
Sales and marketing expenses	(3,036)	(3,919)	(5,540)
Customer service expenses	(2,357)	(2,791)	(3,971)
Technical operations and development expenses	(3,849)	(3,305)	(6,428)
General and administrative expenses	(5,951)	(9,727)	(16,091)
Operating (loss)/profit	928	2,673	(5,115)
Interest income and similar income	30	157	239
Interest expense and similar charges	(103)	(425)	(782)
Net finance expenses	(73)	(268)	(543)
(Loss)/income before taxes	855	2,405	(5,658)
Income tax benefit (expense)	(445)	(1,082)	84
(Loss)/profit from continuing operations	410	1,323	(5,574)
Discontinued operations
Loss from discontinued operations, net of tax	(959)	(632)	-
Net (loss)/profit	(549)	691	(5,574)

The following table presents certain selected information and Adjusted EBITDA(1) for the periods presented:

	Years ended December 31,
(in € thousands)	2015	2016	2017
Net (loss)/profit	(549)	691	(5,574)
Discontinued operations	959	632	-
Net finance expenses	73	268	543
Income tax benefit (expense)	445	1,082	(84)
Depreciation and amortization	140	1,278	3,084
Impairment of intangibles	-	-	25
Stock-based compensation	600	991	488
Non-recurring costs	16	927	8,123
Adjusted EBITDA (1)	1,684	5,869	6,605

	Years ended December 31,
Summary of non-recurring costs (in € thousands)	2015	2016	2017
Deferred revenue write-offs	-	-	603
Restructuring expenses	-	642	-
Transaction and advisory fees	-	162	3,995
Merger integration costs	-	-	2,042
Other employee payments	-	-	1,053
Severance costs	16	123	430
Total adjustments	16	927	8,123

(1)	Adjusted EBITDA is not a measure defined by IFRS. The most directly comparable IFRS measure for Adjusted EBITDA is our net (loss)/profit for the relevant period. This measure is one of the primary metrics by which we evaluate the performance of our businesses, budget, forecast and compensate management. We believe this measure provides management and investors with a consistent view, period to period, of the core earnings generated from ongoing operations and excludes the impact of items that we do not consider representative of our ongoing operating performance, including: (i) non-cash items such as stock-based compensation, asset impairments, non-cash currency translation adjustments and (ii) one-time items that have not occurred in the past two years and are not expected to recur in the next two years including severance, transaction advisory fees, and merger integration costs, and (iii) discontinued operations. Adjusted EBITDA has inherent limitations in evaluating the performance of the Company, including, but not limited to the following:

•	Adjusted EBITDA does not reflect the cash capital expenditures during the measurement period,

•	Adjusted EBITDA does not reflect any changes in working capital requirements during the measurement period,

•	Adjusted EBITDA does not reflect the cash tax payments during the measurement period, and

•	Adjusted EBITDA may be calculated differently by other companies in our industry, thus limiting its value as a comparative measure.

Adjusted EBITDA should not be construed as a substitute for net loss (as determined in accordance with IFRS) for the purpose of analyzing our operating performance or financial position, as Adjusted EBITDA is not defined by IFRS.

The following table presents our historical operating results as a percentage of revenue for the periods presented:

	Years Ending December 31,
	2015	2016	2017
Revenue	100%	100%	100%
Cost of revenue	(73.8)	(69.7)	(68.6)
Gross profit	26.2	30.3	31.4
Other income	0.5	0.2	0.1
Other operating expenses	(25.1)	(26.9)	(37.4)
Sales and marketing expenses	(5.0)	(5.3)	(6.5)
Customer service expenses	(3.9)	(3.8)	(4.6)
Technical operations and development expenses	(6.4)	(4.5)	(7.5)
General and administrative expenses	(9.8)	(13.2)	(18.8)
Operating (loss)/profit	1.5	3.6	(6.0)
Interest income and similar income	0.0	0.2	0.3
Interest expense and similar charges	(0.2)	(0.6)	(0.9)
Net finance expenses	(0.1)	(0.4)	(0.6)
(Loss)/income before taxes	1.4	3.3	(6.6)
Income tax benefit (expense)	(0.7)	(1.5)	0.1
(Loss)/profit from continuing operations	0.7	1.8	(6.5)
Discontinued operations
Loss from discontinued operations, net of tax	(1.6)	(0.9)	-
Net (loss)/profit	(0.9)%	0.9%	(6.5)%

Unaudited pro forma financial information

The unaudited pro forma financial information in the table below presents the combined results of the Company and Spark and Samadhi as if these mergers and acquisitions had occurred on January 1, 2016. The unaudited pro forma financial information includes adjustments required under the acquisition method of accounting and is presented for informational purposes only. This presentation is not necessarily indicative of the results that would have been achieved had the acquisitions actually occurred on January 1, 2016.

For the year ended December 31, 2017, pro forma adjustments include a reduction in revenue of €943 thousand due to the write-offs of deferred revenue at the assumed date of acquisition, as well as decreases in depreciation and amortization expense of €2,089 thousand and the removal of transaction related costs of €11,921 thousand as they are one-time in nature and will not have a continuing impact on operations. The post-tax impact to net loss resulting from the pro forma adjustments applied in 2017 assumes a 40% rate. The transaction related costs include merger integration costs of €2,663 thousand, transaction and advisory fees of €6,650 thousand, and severance and other employee costs of €2,608 thousand related to the Affinitas / Spark Merger.

For the year ended December 31, 2016, pro forma adjustments include a reduction in revenue of €1,089 thousand due to the write-offs of deferred revenue at the assumed date of acquisition, as well as decreases in depreciation and amortization expense of €1,700 thousand, increases in interest expense of €390 thousand, and the removal of transaction related costs of €162 thousand related to the Samadhi acquisition. The post-tax impact to net loss resulting from the pro forma adjustments applied in 2016 to Spark and Samadhi assumes a 40% and 33% rate, respectively.

	Years ended December 31,
(in € thousands)	2016	2017
Revenue	109,731	105,911
Net Loss	(6,738)	(3,134)

The following table presents certain selected information and Adjusted EBITDA(1) for the periods presented:

	Years ended December 31,
(in € thousands)	2016	2017
Net (loss)/profit	(6,738)	(3,134)
Net finance expenses	674	261
Income tax (expense) benefit	(838)	5,057
Depreciation and amortization	6,164	4,266
Impairment of intangibles	4,182	46
Stock-based compensation	1,878	1,175
Non-recurring costs	1,880	943
Adjusted EBITDA (1)	7,202	8,614

	Years ended December 31,
Summary of non-recurring costs	2016	2017
Deferred revenue write-offs	-	943
Restructuring expenses	642	-
Transaction and advisory fees	349	-
Severance costs	889	-
Total adjustments	1,880	943

(1)       Adjusted EBITDA is not a measure defined by IFRS. The most directly comparable IFRS measure for Adjusted EBITDA is our net (loss)/profit for the relevant period. This measure is one of the primary metrics by which we evaluate the performance of our businesses, budget, forecast and compensate management. We believe this measure provides management and investors with a consistent view, period to period, of the core earnings generated from ongoing operations and excludes the impact of items that we do not consider representative of our ongoing operating performance, including: (i) non-cash items such as stock-based compensation, asset impairments, non-cash currency translation adjustments and (ii) one-time items that have not occurred in the past two years and are not expected to recur in the next two years including severance, transaction advisory fees, and merger integration costs, and (iii) discontinued operations. Adjusted EBITDA has inherent limitations in evaluating the performance of the Company, including, but not limited to the following:

•	Adjusted EBITDA does not reflect the cash capital expenditures during the measurement period,

•	Adjusted EBITDA does not reflect any changes in working capital requirements during the measurement period,

•	Adjusted EBITDA does not reflect the cash tax payments during the measurement period, and

•	Adjusted EBITDA may be calculated differently by other companies in our industry, thus limiting its value as a comparative measure.

Adjusted EBITDA should not be construed as a substitute for net loss (as determined in accordance with IFRS) for the purpose of analyzing our operating performance or financial position, as Adjusted EBITDA is not defined by IFRS.

Unaudited pro forma revenue during the year ended December 31, 2017 decreased 3.5% to €105,911 thousand from €109,731 thousand during the year ended December 31, 2016. The decrease was attributable to a 25.6% decline in Spark revenue to €23,936 thousand in 2017 from €32,153 thousand in 2016, before deferred revenue write-offs related to the Affinitas / Spark Merger of €943 thousand and €1,089 thousand in the periods ended December 31, 2017 and 2016, respectively. These declines were partially offset by growth across the Affinitas and Samadhi businesses of 5.5% to €82,988 thousand in 2017 from €78,667 thousand in 2016.

Unaudited pro forma net loss during the year ended December 31, 2017 decreased by €3,604 thousand to €(3,134) thousand from €(6,738) thousand during the year ended December 31, 2016. The decrease was the result of direct marketing and personnel reductions within both Spark and Samadhi.

Unaudited pro forma Adjusted EBITDA during the year ended December 31, 2017 increased by €1,412 thousand to €8,614 thousand from €7,202 thousand during the year ended December 31, 2016. The increase was the result of direct marketing and personnel reductions within both Spark and Samadhi.

Key Business Metrics

Spark Networks regularly reviews certain operating metrics in order to evaluate the effectiveness of its operating strategies and monitor the financial performance of its business. The key business metrics that Spark Networks utilizes include the following:

Total Registrations:

Total registrations are defined as the total number of new members registering to the platforms with their email address. Those include members who enter into premium subscriptions and free memberships.

Average Paying Subscribers:

Paying subscribers are defined as individuals who have paid a monthly fee for access to premium services, which include, among others, unlimited communication with other registered users, access to user profile pictures and enhanced search functionality. Average paying subscribers for each month are calculated as the sum of the paying subscribers at the beginning and the end of the month, divided by two. Average paying subscribers for periods longer than one month are calculated as the sum of the average paying subscribers for each month, divided by the number of months in such period.

Monthly ARPU:

Monthly ARPU represents the total net subscriber revenue for the period divided by the number of average paying subscribers for the period, divided by the number of months in the period.

Contribution:

Contribution is defined as revenue, net of credits, less direct marketing.

Direct Marketing:

Direct Marketing is defined as online and offline advertising spend, and is included within Cost of Revenue within the Group’s Consolidated Statement of Comprehensive (Loss)/Income.

Unaudited selected statistical information regarding the key business metrics described above for Spark Networks’ reportable segments is shown in the table below.

	12 Months Ended December 31,
	2015	2016	2017
# of Registrations
North America	759,351	1,616,963	2,289,036
International	5,081,606	5,280,686	6,162,597
Total # of Registrations	5,840,957	6,897,649	8,451,633

Average Paying Subscribers
North America	15,240	46,453	83,870
International	266,675	270,823	295,533
Total Average Paying Subscribers	281,915	317,276	379,403

Monthly ARPU
North America	€28.81	€28.71	€24.42
International	€17.24	€17.69	€17.22
Total Monthly ARPU	€17.87	€19.30	€18.81

Total Net Revenue
North America	€5,268	€16,004	€24,574
International	€55,174	€57,487	€61,063
Total Net Revenue	€60,442	€73,491	€85,637

Direct Marketing
North America	€8,355	€15,059	€17,980
International	€34,234	€33,311	€35,489
Total Direct Marketing	€42,589	€48,370	€53,469

Contribution
North America	€(3,087)	€944	€6,594
International	€20,940	€24,177	€25,574
Total Contribution	€17,853	€25,121	€32,168

During the year ended December 31, 2017, 8,452 thousand new members registered to Spark Networks’ platforms, compared to 6,898 thousand new members during the year ended December 31, 2016. The 22.5% total increase in new registrations is mainly due to new registrations in the North America segment with 2,289 thousand registrations compared to 1,617 thousand in the previous year. The increase in the North America segment was due to increased direct marketing efforts and the addition of Jdate and Christian Mingle following the Affinitas / Spark Merger in November 2017. Registrations in the year ended December 31, 2017 include 173 thousand new post-merger registrations from Spark.

Average paying subscribers increased by 19.6% to 379,403 during the year ended December 31, 2017, compared to 317,276 during the year ended December 31, 2016. Average paying subscribers for the North America segment increased by 80.5% to 83,870 during the year ended December 31, 2017, compared to 46,453 during the year ended December 31, 2016. The increase was the result of the extensive marketing efforts in North America and the addition of Jdate and Christian Mingle following the Affinitas / Spark Merger in November 2017. Average paying subscribers in the International segment increased by 9.1% to 295,533 during the year ended December 31, 2017, compared to 270,823 during the year ended December 31, 2016. The increase was primarily due to the Samadhi Acquisition, which closed in September 2016. Average paying subscribers in the year ended December 31, 2017 increased by 15,745 due to the post-merger impact of Spark applied to the full year period.

On an annual basis, monthly ARPU decreased by 2.6% to €18.81 during the year ended December 31, 2017, compared to €19.30 during the year ended December 31, 2016. The decrease was primarily driven by the North America segment. Monthly ARPU of the North America segment decreased by 15.0% to €24.42 during the year ended December 31, 2017 compared to €28.71 during the year ended December 31, 2016. The decrease was driven by the addition of the Jdate and Christian Mingle brands following the Affinitas / Spark Merger in November 2017, which together carried an ARPU of less than €15 during the period. Monthly ARPU within the International segment decreased by 2.7% to €17.22 during the year ended December 31, 2017 compared to €17.69 during the year ended December 31, 2016. Monthly ARPU is lower in the International segment than in the North America segment primarily because the segment includes Eastern European countries in which subscription fees are significantly lower than Spark’s overall average. The proportion of Eastern European customers within the International segment increased in 2017, contributing to the modest decrease in International segment ARPU.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Revenue

The vast majority of Spark Networks’ revenue is derived from subscription fees. Revenue is presented net of refunds and gross of chargebacks. Less than one percent of our revenue for the year ended December 31, 2017 was generated through advertising revenue and offline social events. Spark Networks’ subscriptions are offered in durations of varying length (typically one, three, six, twelve or twenty-four months). Following their initial terms, most subscriptions renew automatically until subscribers terminate them.

Revenue during the year ended December 31, 2017 increased 16.5% to €85,637 thousand from €73,491 thousand during the year ended December 31, 2016. The increase was attributable to 19.6% growth in our average paying subscribers resulting from extensive marketing efforts in North America and the addition of Jdate and Christian Mingle following the Affinitas / Spark Merger in November 2017. Revenue in 2017 includes €2,719 thousand from Spark since the date of the Affinitas / Spark Merger, which reflects a reduction in revenue during this period of €630 thousand due to the write-off of deferred revenue related to the Affinitas / Spark Merger.

During the year ended December 31, 2017, revenue in Spark Networks’ North America segment increased 53.6% from €16,004 thousand to €24,574 thousand during the year ended December 31, 2017. The North America revenue increases resulted from increased marketing efforts and the addition of Jdate and Christian Mingle following the Affinitas / Spark Merger in November 2017. North America revenue in 2017 includes €2,622 thousand from Spark since the date of the Affinitas / Spark Merger, or 30.6% of the increase in the period. During the year ended December 31, 2017, revenue in Affinitas’s International segment increased by 6.2% from €57,487 thousand to €61,063 thousand during the year ended December 31, 2016. International revenue increases resulted primarily from increased marketing efforts.

Cost of revenue

Cost of revenue consists primarily of direct marketing costs, data center expenses, credit card fees and mobile application processing fees. Cost of revenue increased by 14.8% to €58,776 thousand during the year ended December 31, 2017, compared to €51,202 thousand during the year ended December 31, 2016. The increase in cost of revenue was primarily attributable to increases in direct marketing costs within the North America segment, as mentioned above. Cost of revenue expenses in 2017 include €1,893 thousand from Spark since the date of the Affinitas / Spark Merger, or 25.0% of the 2017 increase. Additionally, mobile application processing fees increased due to increases in the proportion of customer subscriptions sold through the Apple App Store and the Google Play Store. Cost of revenue as a percentage of revenue decreased by 1.1% to 68.6% as a result of revenue growth outpacing growth in direct marketing costs within North America.

Sales and marketing expenses

Sales and marketing expenses consist primarily of salaries for Spark Networks’ sales and marketing personnel, expenses for market research, and amortization of sales related intangible assets. Sales and marketing expenses increased by 41.4% to €5,540 thousand during the year ended December 31, 2017, as compared to €3,919 thousand during the year ended December 31, 2016. The increase was primarily attributable to higher personnel expenses caused by hiring to grow the sales and marketing team and termination costs. The increase was also attributable to increased amortization expenses resulting from the amortization of acquired intangible assets resulting from the Samadhi Acquisition and the Affinitas / Spark Merger. Sales and marketing expenses in 2017 include €327 thousand from Spark since the date of the Affinitas / Spark Merger, or 20.2% of the 2017 increase.

Customer service expenses

Customer service expenses consist primarily of personnel costs and third party service fees associated with Spark Networks’ customer service centers. The members of Spark Networks’ customer service team primarily respond to billing questions, detect and eliminate suspected fraudulent activity, and address site usage and dating questions from Spark Networks’ members. Customer service expenses increased by 42.3% from €2,791 thousand during the year ended December 31, 2016, to €3,971 thousand during the year ended December 31, 2017. The increase was primarily attributable to an increase in third-party services of €515 thousand, resulting from the strategic decision to reduce internal customer service staffing and engage external service providers to increase overall customer responsiveness. As a result, personnel expenses decreased by €95 thousand. Customer service expense increases were also driven by higher customer claim volumes in North America. Customer service expenses in 2017 include €276 thousand from Spark since the date of the Affinitas / Spark Merger, or 23.4% of the 2017 increase.

Technical operations and development expenses

Technical operations and development expenses consist primarily of the personnel and systems necessary to support Spark Networks’ corporate technology requirements as well as costs incurred in the development, enhancement and maintenance of Spark Networks’ websites and services. Technical operations and development expenses increased 94.5%, from €3,305 thousand during the year ended December 31, 2016, to €6,428 thousand during the year ended December 31, 2017, due to an increase in personnel expenses stemming from the hiring of senior team members and retention and severance payments made to Spark personnel. Technical operations and development expenses in 2017 include €932 thousand from Spark since the date of the Affinitas / Spark Merger, or 29.8% of the 2017 increase.

General and administrative expenses

General and administrative expenses consist primarily of corporate personnel-related costs, professional fees, occupancy and other overhead costs. General and administrative expenses increased by 65.4% to €16,091 thousand for the year ended December 31, 2017, compared to €9,727 thousand for the year ended December 31, 2016. The increase was due to higher bad debt expenses and write-offs of receivables, an increase in personnel expenses, and professional fees resulting from the Affinitas / Spark Merger. General and administrative expenses in 2017 include €2,038 thousand from Spark since the date of the Affinitas / Spark Merger, or 32.0% of the 2017 increase.

Net Finance expenses

Net finance expenses consist primarily of interest income and expenses and foreign exchange gains and losses. Net finance expenses increased to €543 thousand for the year ended December 31, 2017, compared to €268 thousand for the year ended December 31, 2016. The increase was due to higher interest expenses of €516 thousand for the year ended December 31, 2017 compared to €129 thousand for the year ended December 31, 2016 mainly relating to a loan facility drawn in September 2016 to finance a portion of the consideration for the Samadhi Acquisition. Net currency translation losses were €53 thousand during the year ended December 31, 2017 compared to €139 thousand during December 31, 2016. Net finance expenses in 2017 include an income of €76 thousand from Spark since the date of the Affinitas / Spark Merger.

Income tax benefit (expense)

Income tax benefit for the year ended December 31, 2017, was €84 thousand compared to income tax expense of €1,082 thousand for the year ended December 31, 2016. The income tax benefit during the year ended December 31, 2017 consists of €67 thousand of current income tax expense and €159 thousand of deferred tax benefit relating to the addition of net operating loss carryforwards, offset by an expense of €8 thousand from origination and reversal of temporary differences, mainly attributable to intangible assets recognized as a result of the Affinitas / Spark Merger and deferred taxes on the fair value adjustment on deferred income.

The expense for income tax during the year ended December 31, 2016 consists of €752 thousand of current income tax expense and €541 thousand deferred tax expense relating to the use of net operating loss carryforwards, offset by an income tax benefit of €211 thousand from origination and reversal of temporary differences, mainly attributable to intangible assets recognized as a result of the Samadhi Acquisition and deferred taxes on the fair value adjustment on deferred income.

Discontinued operations.

The loss from discontinued operations during the year ended December 31, 2016 was €632 thousand and relates to Affinitas’s interest in Top 10 Media UG and its subsidiary Top 10 Advantage GmbH (together “Top 10”). The equity interest was sold on December 29, 2016 for gross proceeds of €250 thousand. The entities generated losses from operating activities of €1,013 thousand during 2016. Net assets at the time of the sale amounted to €(131) thousand.

Total comprehensive (loss) income.

Total comprehensive loss was €6,457 thousand for the year ended December 31, 2017, compared to total comprehensive income of €691 thousand for the year ended December 31, 2016. The decrease in total comprehensive income was primarily due to higher professional fees and other integration costs resulting from the Affinitas / Spark Merger in 2017.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Revenue

The vast majority of Spark Networks’ revenue is derived from subscription fees. Revenue is presented net of refunds and gross of chargebacks. Less than one percent of our revenue for the years ended December 31, 2015 and 2016 was generated through advertising revenue and offline social events. Spark Networks’ subscriptions are offered in durations of varying length (typically three, six, twelve or twenty-four months). Following their initial terms, most subscriptions renew automatically until subscribers terminate them.

Revenue during the year ended December 31, 2016, increased 21.6% to €73,491 thousand from €60,442 thousand during the year ended December 31, 2015. The increase was attributable to a growing subscriber base and a higher average monthly net revenue per subscriber due to a higher proportion of paying subscribers in the more profitable North America segment in relation to total paying subscriber. From its acquisition date, Samadhi contributed 1.5%, or €912 thousand to the revenue increase. Excluding the impact of the Samadhi Acquisition, during the year ended December 31, 2016, revenue increased 20.1% to €72,579 thousand from €60,442 thousand during the year ended December 31, 2015.

During the year ended December 31, 2016, revenue in Spark Networks` North America segment increased by 209.8% from €5,311 thousand to €16,454 thousand during the year ended December 31, 2015, mainly due to increased marketing efforts and a resulting growing subscriber base. During the year ended December 31, 2016, revenue in Spark Networks’ International segment increased by 7.4% from €55,625 thousand to €59,763 thousand during the year ended December 31, 2015 due to a growing subscriber base and higher monthly ARPU. The revenue increase was consistent with Spark Networks’ management’s estimated growth rate for maturing markets of 5% to 10%.

Cost of revenue

Cost of revenue consists primarily of direct marketing costs, data center expenses, credit card fees and mobile application processing fees. Cost of revenue increased by 14.7% to €51,202 thousand during the year ended December 31, 2016, compared to €44,630 thousand during the year ended December 31, 2015. The increase in cost of revenue was primarily attributable to an increase in direct marketing costs for the marketing campaign in connection with the increase in revenue in the North America segment mentioned above. Furthermore, mobile application processing fees increased due to the trend that more users are subscribing and using Spark Networks’ services provided through mobile applications. Samadhi contributed €354 thousand, or 0.8%, to cost of revenue increase. Excluding the impact of the Samadhi Acquisition, during the year ended December 31, 2016, cost of revenue increased 13.9% to €50,848 thousand during the year ended December 31, 2016, compared to €44,630 thousand during the year ended December 31, 2015. Cost of revenue as a percentage of revenue decreased by 4.2% as a result of a lower percentage of direct marketing costs relative to revenue. During the year ended December 31, 2015, Spark Networks entered the US market and launched a marketing campaign in order to gain market share. Direct marketing costs were therefore significantly higher for the period compared to historical experience, amounting to 158.6% of revenue compared to 94.9% in 2016. Spark Networks expects a continuing decline in direct marketing costs as a percentage of revenue for the North America segment in 2017 as the subscriber base continues to grow.

Sales and marketing expenses

Sales and marketing expenses consist primarily of salaries for Spark Networks’ sales and marketing personnel, expenses for market research and amortization of sales related intangible assets. Sales and marketing expenses increased by 29.1% to €3,919 thousand during the year ended December 31, 2016, as compared to €3,036 thousand during the year ended December 31, 2015. The increase was primarily attributable to higher personnel expenses resulting from headcount growth within the sales and marketing team. The increase was also attributable to increased amortization expenses as a result of the amortization of acquired intangible assets as a result of the Samadhi Acquisition. Samadhi contributed €538 thousand, or 17.7% of that increase. Excluding the impact of the Samadhi Acquisition, during the year ended December 31, 2016, sales and marketing expenses increased 11.4% to €3,381 thousand during the year ended December 31, 2016, compared to €3,036 thousand during the year ended December 31, 2015.

Customer service expenses

Customer service expenses consist primarily of personnel costs and third party service fees associated with Spark Networks’ customer service centers. The members of Spark Networks’ customer service team primarily respond to billing questions, detect and eliminate suspected fraudulent activity, and address site usage and dating questions from Spark Networks’ members. Customer service expenses increased from €2,357 thousand during the year ended December 31, 2015, by 18.4% to €2,791 thousand during the year ended December 31, 2016. The increase was primarily attributable to an increase in third-party services of €515 thousand. Spark Networks reduced its overall customer service personnel and engaged external service providers more to improve its reaction to peaks in customer service requests. As a result, personnel expenses decreased by €94 thousand. The net increase in customer service expenses was due to higher volume of customer claims, mainly driven by the North America segment. Samadhi contributed €31 thousand, or 1.3%, to that increase. Excluding the impact of the Samadhi Acquisition, during the year ended December 31, 2016, customer service expenses increased by 17.1% to €2,760 thousand, compared to €2,357 thousand during the year ended December 31, 2015.

Technical operations and development expenses

Technical operations and development expenses consist primarily of the personnel and systems necessary to support Spark Networks’ corporate technology requirements as well as costs incurred in the development, enhancement and maintenance of Spark Networks’ websites and services. Technical operations and development expenses decreased 14.1%, from €3,849 thousand during the year ended December 31, 2015, to €3,305 thousand during the year ended December 31, 2016, due to the capitalization of development costs amounting to €1,186 thousand for a core system solution. The decrease in expenses was partially offset by an increase in personnel expenses due to higher average salaries in the department, an increase in depreciation and amortization mainly as a result of the amortization expense on internally generated intangible assets identified in the Acquisition and data processing costs. The Samadhi Acquisition contributed expenses of €380 thousand to technical operations and development. Excluding the impact of the Samadhi Acquisition, during the year ended December 31, 2016, technical operations and development expenses decreased by 24.0% to €2,925 thousand during the year ended December 31, 2016, compared to €3,849 thousand during the year ended December 31, 2015.

General and administrative expenses

General and administrative expenses consist primarily of corporate personnel-related costs, professional fees, occupancy and other overhead costs. General and administrative expenses increased by 63.5% to €9,727 thousand for the year ended December 31, 2016, compared to €5,951 thousand for the year ended December 31, 2015. The increase was due to higher bad debt expenses and write-offs of receivables, an increase in personnel expenses and related overhead, and restructuring provisions for the restructuring of Samadhi. The Samadhi Acquisition contributed expenses of €979 thousand or 16.5% to that increase. Excluding the impact of the Samadhi Acquisition, during the year ended December 31, 2016, general and administrative expenses increased by 47.1% to €8,748 thousand, compared to €5,951 thousand during the year ended December 31, 2015.

Net Finance expenses

Net finance expenses consist primarily of interest and income and expenses and foreign exchange gains and losses. Net finance expenses increased to €268 thousand for the year ended December 31, 2016, compared to €73 thousand in 2015. The increase was due to higher interest expenses relating to a new loan facility drawn in 2016 to finance a portion of the consideration for the Samadhi Acquisition and higher net currency translation losses. Excluding the impact of the Samadhi Acquisition (including the interest expense related to the Loan Agreement to finance the Samadhi Acquisition), during the year ended December 31, 2016, finance costs increased to €144 thousand during the year ended December 31, 2016, compared to €73 thousand during the year ended December 31, 2015.

Income tax expense

Income tax expense for the year ended December 31, 2016, was €1,082 thousand compared to €445 thousand for the year ended December 31, 2015. The expense for income tax during the year ended December 31, 2016 consists of €752 thousand of current income taxes and €541 thousand deferred tax expense relating to the use of net operating loss carryforwards, offset by an income tax benefit of €211 thousand from origination and reversal of temporary differences, mainly attributable to intangible assets recognized as a result of the Samadhi Acquisition and deferred taxes on the fair value adjustment on deferred income.

Income tax expense for the year ended December 31, 2015, of €445 thousand consists of a tax refund of €5 thousand from previous years, current income tax expense of €374 thousand, €107 thousand deferred tax expense relating to the use of net operating loss carryforwards, and an income tax benefit of €31 thousand from origination and reversal of temporary differences.

Discontinued operations

The loss from discontinued operations during the year ended December 31, 2016 was €632 thousand compared to €959 thousand during the year ended December 31, 2015. Discontinued operations relates to Spark Networks’ interest in Top 10 Media UG and its subsidiary Top 10 Advantage GmbH (together “Top 10”). The equity interest was sold on December 29, 2016 for gross proceeds of €250 thousand. Net liabilities at the time of the sale amounted to €(131) thousand.

Total comprehensive income (loss)

Total comprehensive income was €691 thousand for the year ended December 31, 2016, compared to a total comprehensive loss of €549 thousand for the year ended December 31, 2015. The increase in total comprehensive income was primarily due to higher revenue generated in 2016. The Samadhi Acquisition that occurred on September 30, 2016 contributed a total comprehensive loss of €901 thousand to Spark Networks’ results during the year ended December 31, 2016. Excluding the impact of the Samadhi Acquisition, during the year ended December 31, 2016, total comprehensive income was €1,592 thousand during the year ended December 31, 2016.

B.	Liquidity and capital resources.

Spark Networks’ ongoing liquidity requirements arise primarily from working capital needs, research and development requirements and the repayment of debt and other shareholder obligations. In addition, Spark Networks may use liquidity to fund acquisitions, or make other investments. Sources of liquidity are cash balances and cash flows from operations and, from time to time, Spark Networks may obtain additional liquidity through the issuance of equity or debt. As of December 31, 2017, Spark Networks had cash and cash equivalents of €8,214 thousand.

We believe that our current cash and cash flow from operations will be sufficient to meet our anticipated cash needs for working capital, capital expenditures and contractual obligations, for at least the next 12 months. We do not anticipate requiring additional capital; however, if required or desirable, we may utilize our new revolving credit facility, or raise additional debt or issue additional equity in the private or public markets.

Cash Flows

The following table summarizes Spark Networks´ cash flows for the periods presented:

	December 31,
(in thousands)	2015	2016	2017
Net cash inflow (outflow) from operating activities	€1,466	€6,840	€(1,180)
Cash inflow (outflow) from investing activities	(419)	(7,617)	2,388
Cash inflow (outflow) from financing activities	-	5,854	(885)
Net change in cash and cash equivalents	€1,047	€5,077	€323

Operating Activities

During the year ended December 31, 2017, net cash outflow was €1,180 thousand, primarily resulting from Spark Networks’ net loss of €5,574 thousand and interest payments of €509 thousand, offset by non-cash charges of €4,114 thousand and cash decreases from operating assets and liabilities of €16 thousand. Net cash provided by changes in operating assets and liabilities for the year ended December 31, 2017, consisted primarily of a €860 thousand increase in other working capital and a €739 thousand increase in deferred income, offset by a €232 thousand change in tax positions and a €594 thousand change in provisions. The decrease in other working capital resulted from a €2,006 thousand payable relating to the termination of a multi-year agreement offset by a €2,542 thousand increase in receivables resulting from increases in 2017 revenue.

Investing Activities

During the year ended December 31, 2017, cash inflow from investing activities was €2,388 thousand, primarily consisting of €6,606 thousand of cash acquired in the Affinitas / Spark Merger, partially offset by capitalized software of €2,418 thousand and purchases of fixed assets of €1,755 thousand.

Financing Activities

During the year ended December 31, 2017, cash outflow from financing activities was €885 thousand as a result of a €1,000 thousand deferred compensation payment relating to the Samadhi Acquisition, €120 thousand purchase of incremental shares of Spark Networks stock Affinitas’s shareholders, and a €5 thousand bank loan repayment.

Inflation

Spark Networks believes that any effect of inflation at current levels will be minimal. Historically, Spark Networks has been able to increase prices at a rate equal to or greater than that of inflation and believes that it will continue to be able to do so for the foreseeable future. In addition, Spark Networks has been able to maintain a relatively stable variable cost structure for its products due, in part, to a continued optimization of marketing spend.

Loan Agreement

In September 2016, Affinitas GmbH entered into the Loan Agreement with certain lenders, under which the lenders granted Affinitas loans of different types (either Type A Loans or Type B Loans) in the aggregate principal amount of €5,850 thousand (€1,850 thousand of which is under the Type A Loans and €4,000 thousand of which is under the Type B Loans).

Certain of the loans have an interest rate of 8.0% per annum and will mature on June 30, 2018 (the “Type A Loans”). The other loans have an interest rate of 9.0% per annum and will mature on March 31, 2019 (the “Type B Loans” and, together with the Type A Loans, the “Loans”). Interest accrues on each outstanding Loan is due and payable to the respective Lender in monthly installments on the last business day of each calendar month (with amortization calculated on a straight line basis). The Loan Agreement does not require compound interest to be paid on the accrued interest.

The obligations under the Loan Agreement are secured by all of Affinitas’s past, present, future, conditional and unconditional claims, rights, title and interest (whether actual or contingent) against all of Affinitas’s clients as well as against suppliers and service providers (with respect to the provision of goods and/or services by or to Affinitas) and/or against credit institutions of Affinitas in respect of deposits held by such credit institutions for Affinitas.

As of December 31, 2016 and 2017, the Group had outstanding bank loans of €5 thousand and €0 thousand, respectively, presented as current borrowings.

For events relating to the Loan Agreement that have occurred since the date of our audited consolidated financial statements, please see Item 8B Significant Changes.

C.	Research and development, patents and licenses, etc.

As of December 31, 2017, we had two issued U.S. patents and no pending patent applications in the United States.

Investing in product and development initiatives is a key part of our strategy. We are currently developing a new, scalable and unified technology platform that will support the Company’s future growth. Our new platform will be architected and built with a particular emphasis on supporting the mobile applications that many of our members utilize to access our products. With a single, shared platform to power our sites, we expect to share liquidity across brands, reduce the time and resources required to launch new brands or integrate potential acquisitions, and quickly adopt new features, trends and consumer preferences.

D.	Trend information.

Spark Networks’ performance each year is affected by the ability to attract and retain paying subscribers, particularly within the North American market. In recent years, we have grown our North American market share through (i) the introduction of established European brands like EliteSingles, (ii) the launch of new brands like SilverSingles, and (iii) acquiring established North American brands like Jdate, Christian Mingle, and JSwipe. Going forward, we expect to continue to allocate significant marketing capital towards North America as we look to drive both the organic growth of our existing brand portfolio and expansion through the launch of new or acquired brands.

Additionally, as mentioned above, Spark Networks is currently in the process of developing a new technology platform.

Implementing new systems carries substantial risk, including implementation delays, cost overruns, disruption of operations, potential loss of data or information, and lower customer satisfaction resulting in lost customers or sales, many of which are outside Spark Networks’ control. If Spark Networks does not implement this platform successfully, its ability to perform key business processes could be disrupted and its financial performance could be adversely affected. Currently, Spark Networks believes it has sufficient cash resources on hand to accomplish the enhancements contemplated.

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2017 that are reasonably likely to have a material adverse effect on our revenues, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-balance sheet arrangements.

We do not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually, narrow or limited purposes. We do not have any outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts.

F.	Contractual obligations.

The following table describes our contractual commitments and obligations as of December 31, 2017 (in thousands):

	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
Operating lease commitments	€773	€933	€439	€-	€2,145
Short-term debt obligations	12,014	-	-	-	12,014
Other commitments and contingencies	2,718	-	-	-	2,718
Total contractual obligations	€15,505	€933	€439	€-	€16,877

We had non-cancelable contractual obligations consisting of operating lease commitments, short-term debt obligations, and other non-cancelable commitments and obligations consisting of contracts with software licensing and marketing service providers. Amounts in the table reflect payments due for Spark Networks' principal administrative office space and related premises in Berlin, Germany, under an operating lease agreement that expires in January 2022, as well as payments for office space within the United States, and the lease of certain office equipment. Amounts also reflect the contractually required principal and interest payments payable under the Termination Agreement to the September 2016 Loan Agreement. Other commitments and obligations totaled €2,718 thousand for less than one year and primarily relate to legal settlements and payment for the termination of the PEAK6 Management Services Agreement as discussed below. For contingences related to our tax positions, we are unable to make a reasonably reliable estimate of the timing of payments in individual years beyond 12 months. As a result, these amounts are not included in the table above.

For events relating to the contractually required principal and interest payments payable under the Termination Agreement to the September 2016 Loan Agreement that have occurred since the date of our audited consolidated financial statements, please see Item 8B Significant Changes.

Safe Harbor

See “Cautionary Statement Regarding Forward Looking Statements” on page 1 of this annual report.

Item 6. Directors, Senior Management and Employees

A.	Directors and senior management.

The following table sets forth the names, ages, and positions of our Administrative Board, Managing Directors and Executive Officers as of March 1, 2018.

Name	Age	Position
Administrative Board
David Khalil(1)	35	Director of the Board & Chairman
Brad Goldberg(2)	48	Director of the Board & Vice Chairman
Colleen Birdnow Brown(3)	59	Director of the Board
Joshua Keller	41	Director of the Board
Axel Hefer(4)	40	Director of the Board

Managing Directors and Executive Officers
Jeronimo Folgueira	36	Managing Director, Chief Executive Officer & Director of the Board
Robert W. O'Hare	36	Managing Director & Chief Financial Officer
Michael Schrezenmaier	35	Managing Director & Chief Operating Officer
Herbert Sablotny	34	Chief Strategy Officer
Benjamin Hoskins	43	Chief Technology Officer

(1) Member of our Presiding & Nominating Committee

(2) Chairperson of our Presiding & Nominating Committee and member of our Audit Committee

(3) Chairperson of our Audit Committee and member of our Presiding & Nominating Committee

(4) Member of our Audit Committee

Administrative Board

David Khalil is an entrepreneur and business angel. Prior to that, he acted as interim CFO at flaschenpost GmbH from August 2016 to November 2016. Mr. Khalil served as managing director at Affinitas from 2008 until February 2016. Previous to his time at Affinitas, Mr. Khalil worked as an investment manager at European Founders Fund from 2007 to 2008 and as a business consultant at Boston Consulting Group from 2006 to 2007. He has also made numerous angel investments. In 2006, Mr. Khalil received a Master’s degree in business administration from WHU-Otto Beisheim School of Business, where he focused in corporate finance, controlling and entrepreneurship.

Brad Goldberg joined the Spark Board on August 10, 2016. Mr. Goldberg has served as the President of PEAK6 Investments, L.P. since 2012. Mr. Goldberg focuses on business strategy, business operations, and people development across PEAK6 and its operating companies. From 2009 until 2011, Mr. Goldberg was the CEO of PEAK6 Online, where he led a portfolio of early stage financial technology businesses, including OptionsHouse, which was subsequently sold to General Atlantic and then to E*TRADE. Prior to PEAK6, Mr. Goldberg served in multiple leadership positions at Microsoft across the Online, Enterprise, and Developer businesses. Mr. Goldberg was the General Manager for the Search Business Unit, where he was accountable for global product management, marketing, and revenue for Bing. Mr. Goldberg graduated with a Bachelor’s degree in Economics from Amherst College and completed post graduate work in Japan, at the Inter-University Center for Japanese Language Studies. Mr. Goldberg earned an MBA from Harvard Business School, where he was awarded second year honors.

Colleen Birdnow Brown has been Chairman and CEO of Marca Global LLC, which she founded, since July 2015. Ms. Brown served as President and CEO at Fisher Communications from 2005 to 2013, and as Senior Vice-President of A.H. Belo from 2000 to 2004. Prior to 2000, she held a number of positions in the media and broadcasting industries, including President of Broadcast at Lee Enterprises from 1998 to 2000, President at 12 News (KPNX-TV, NBC) from 1995 to 1998, various positions at TEGNA (formerly Gannett) from 1980 to 1998, President of WFMY News 2 from 1991 to 1995, and station manager and CFO at KUSA-TV from 1980 to 1991. She has also served on numerous boards, including TrueBlue Inc. from 2014 to present, Port Blakely from 2010 to present, DataSphere Technologies Inc. from 2008 to June 2017, as Chairman of the Board of American Apparel from August 2014 until March 2016, CareerBuilder from 2001 to 2004, and Classified Ventures from 2001 to 2004. She holds an MBA from the University of Colorado Boulder (1981) and a BS in Business Administration from the University of Dubuque (1979).

Joshua Keller is a managing partner and member of Global Agora, a venture capital fund with locations in New York City, Miami, Austin and Los Angeles. During his tenure at Global Agora, Mr. Keller founded Union Square Media Group, a leading ad-tech company founded in the heart of New York City. From 2001 to 2009, Mr. Keller focused on business development at various internet marketing and digital advertising agencies. Prior to his time at Union Square Media Group, Mr. Keller co-founded Headlines & Heroes, LLC, and has worked there in various capacities. Mr. Keller currently serves as director of Global Agora, LLC since June 2015 and of SUP ATX since June 2010. He holds a Bachelor degree in Music Industry Studies from Ithaca College (1998) in New York.

Axel Hefer has been a managing director and CFO at trivago since 2016 (NASDAQ: TRVG). Prior to joining trivago, Mr. Hefer was managing director, CFO and COO of Home24 AG, an online home furniture and decor company, from 2014 to 2016, and managing director of One Equity Partners, the Private Equity Division of J.P. Morgan Chase from 2011 to 2014. Mr. Hefer holds a Master’s degree in management from Leipzig Graduate School of Management (HHL) in 2000 and an M.B.A. from INSEAD in 2003.

Managing Directors and Executive Officers

Jeronimo Folgueira has been Chief Executive Officer of Spark Networks since October 1, 2015. Before joining Spark Networks, Mr. Folgueira held several senior management positions at a number of other companies, including as Managing Director, International at Betfair plc (now Paddy Power Betfair plc) from 2014 to 2015, Managing Director at Bigpoint S.a.r.l. from 2011 to 2014 and Senior Strategy Executive at RTL Group from 2008 to 2011. Mr. Folgueira started his career as an investment banking analyst for Lehman Brothers (2003 – 2005) and also worked at Citigroup (2005 – 2006). Mr. Folgueira holds an MBA from Columbia Business School and has a Bachelor’s degree in Economics from University of Navarra, Spain.

Robert W. O’Hare has been Chief Financial Officer of Spark Networks since March 2015. Before joining Spark Networks, from Square, Inc., Mr. O’Hare served as Corporate Finance & Investor Relations Lead for Square, Inc. from 2013 to 2015. Prior to Square, he was Director of Financial Planning & Analysis at Pandora Media, Inc. from 2010 to 2013. Prior to Pandora, he held investing and advisory roles at Spitfire Capital (2009 – 2010), Spectrum Equity Investors (2006 – 2009) and Thomas Weisel Partners (2004 – 2006). Mr. O’Hare received his B.S. from Georgetown University and is a CFA charter holder.

Michael Schrezenmaier has been Chief Operating Officer of Spark Networks since September 2012. Before joining Spark Networks, Mr. Schrezenmaier worked at Kuehne + Nagel, an international logistics company, from 2008 to 2012. Mr. Schrezenmaier started his career as an analyst at European Founders Fund, Germany, where he worked in 2008. Mr. Schrezenmaier holds a Master’s degree in business administration with an emphasis on Finance and Accounting from WHU-Otto-Beisheim School of Management, Germany.

Herbert Sablotny has been Chief Strategy Officer of Spark Networks since November 2017, and was previously Chief Finance Officer of Affinitas GmbH since July 2016. Before joining Affinitas, Mr. Sablotny worked from 2014 to 2016 at McKinsey & Company, a leading strategy consulting firm. He started his career as a Financial Analyst with Goldman Sachs, where he worked from 2009 to 2011, where he advised clients on investments across all asset classes and was a FINRA-registered Series-7 license holder. Mr. Sablotny holds a Master’s degree from the University of Cambridge, UK, in Finance & Economics (2013) and a Bachelor degree in Finance & Accounting from Goethe University (2009) in Frankfurt, Germany.

Benjamin Hoskins has been Chief Technology Officer for Spark Networks since January 2017. Prior to joining Spark Networks, Mr. Hoskins worked with OLX (registered as PT Tokabagus) in Indonesia as Chief Technology Officer and Acting Chief Procurement Officer from May 2015 until December 2016. Mr. Hoskins served as Head of Product Development Europe for eBay UK Ltd. from February 2012 until April 2015. Mr. Hoskins was previously an Agile Consultant, and later Head of Product Development, at emergn, where he worked from January 2008 until February 2012.

B.	Compensation.

Administrative Board

In our Articles of Association dated November 2017, the following remuneration system was resolved:

•	The members of the Administrative Board shall receive a fixed remuneration for each full fiscal year of Administrative Board membership. This remuneration amounts to €25 thousand for each Administrative Board member.

•	The fixed remuneration shall be increased by the amounts set out below for serving on the following positions:

o	€10 thousand for the Chairman of the Administrative Board

o	€5 thousand for the Vice Chairman

o	€5 thousand for the Chairman of the Presiding and Nominating Committee

o	€3 thousand for other members of the Presiding and Nominating Committee

o	€8 thousand for the Chairman of the Audit Committee, and

o	€5 thousand for other members of the Audit Committee

•	If a member of the Administrative Board serves on several of the above positions, the respective increase amounts shall apply cumulatively.

•	Members of the Administrative Board who are also managing directors of the Company shall be compensated exclusively under their respective service agreements for their duties carried out in their capacity as managing director.

•	The remunerations pursuant to the above are payable in four equal installments, each due after the expiration of a quarter. Administrative Board members who served on the Administrative Board or in the positions mentioned above for only part of the financial year shall receive pro rata remuneration in accordance with the duration of their service.

•	Members of the Administrative Board shall be reimbursed for all out-of-pocket expenses and for the sales tax payable of their out-of-pocket expenses and remuneration.

Managing Directors

Spark Networks has entered into service agreements with the current members of its management board (Messrs. Folgueira, O’Hare and Schrezenmaier). These agreements generally provide for an annual fixed compensation (base salary) and an annual performance award (annual bonus). The performance targets of the annual bonuses are a mix of certain financial and non-financial targets, such as revenue and profitability goals. In addition to the fixed and variable remuneration components, under the terms of their service agreements, the members of Spark Networks’ management board are entitled to additional benefits (including mobile phone, accident and director and officer liability insurance) and reimbursement of necessary and reasonable expenses.

Spark Networks believes that the service agreements between it and the members of its management board provide for payments and benefits (including upon termination of employment) that are customary for similar companies who are operating in its industry.

In 2017, the three members of Spark Networks’ management board, Mr. Folgueira, Mr. O’Hare, and Mr. Schrezenmaier, collectively received total compensation of €693 thousand, which included base salary and other compensation, but excludes equity incentive awards as described below.

Affinitas established a virtual employee stock option program (the “Affinitas VESOP”) with the goal of incentivizing management and aligning management’s interest with those of its shareholders. Messrs. Folgueira and Schrezenmaier are participants in the Affinitas VESOP. Under the Affinitas VESOP, Spark Networks has a choice of settlement whereby the cash amount or equal value in shares to be received by the beneficiaries for a single vested option shall equal the price or proceeds per common share in case of a change in control event (“Share Sale”) or an Initial Public Offering (“IPO”) of Affinitas’s shares minus the exercise price. In connection with the merger, shareholders of Affinitas elected to settle all the options outstanding at the merger date at a fixed valuation of €3,839 thousand, which was equivalent to a total equity value of €90 million for Affinitas. This equity value of Affinitas was determined based on the Spark share price and the exchange ratio that Affinitas and Spark agreed on in relation to the merger. options to purchase 192 shares with a value of €78 thousand were settled in cash and a payment of €586 thousand has been paid to selected participants. These transactions were accounted for as the repurchase of equity interests. The remaining value of the outstanding options, amounting to €3,253 thousand, was deferred and will be settled in cash or shares of Spark Networks SE in November 2018, subject to the participants being employed by the Group at the settlement date. In 2017, the Affinitas managing directors received €861 thousand in settlement payments related to the Affinitas VESOP.

Termination of the Affinitas VESOP

The Affinitas VESOP, which was granted before the merger, was terminated and replaced with the Spark Networks virtual stock option plan established in 2017 (“Spark Networks 2017 VSOP”; see details below), which included make-up or replacement awards in respect of outstanding awards.

In November 2017, options over American Depositary Shares of the Company (“Options”) were granted to selected and eligible employees, including Messrs. Folgueira and Schrezenmaier. Spark Networks has a choice of settlement under the Spark Networks 2017 VSOP, whereby the cash amount or equal value in ADSs to be received for a single vested Option shall equal the ADS stock price at exercise minus the exercise price. Based on management’s assessment and Spark Network’s policy, the Options are most likely to be settled in ADSs. The Options granted to eligible and selected employees under the share incentive plan are therefore classified as equity-settled share-based payment transactions.

The Options granted vest quarterly on a linear basis over three years from the date of grant, but no Options vest within the first twelve months from the date of grant. After vesting, Options are exercisable once per quarter, at the end of the month. A maximum exercise value (cap) applies to the Options. The cap is set at 160% of the exercise price at the first exercise moment and increases quarterly with steps of +20% until the maximum cap of 400% is reached.

Spark Non-Qualified Stock Options

Spark granted share-based payment awards under the 2007 Omnibus Incentive Plan (the “Spark 2007 Plan”), including nonqualified stock options, which were outstanding as of the merger date. These equity-settled options are exercisable after vesting. Mr. O’Hare is a participant in the Spark 2007 Plan.

In connection with the Affinitas / Spark Merger, Spark established the Chardonnay Trust, with the purpose of holding such number of shares of Spark Networks SE ADSs as shall be necessary to satisfy the obligations under all unexercised Spark stock options awarded under the Spark 2007 Omnibus Incentive Plan (“Spark 2007 Plan”). Following the completion of the Affinitas / Spark Merger, Spark no longer has any rights to revoke or amend the Chardonnay Trust in a manner that is detrimental to Spark 2007 Plan participants.

Each Spark stock option was converted into an award to acquire ADSs from the Chardonnay Trust, on the same terms and conditions as were applicable under the Spark stock option, and subject to adjustment based on the exchange ratio stipulated in the merger agreement. The shares underlying the ADSs held in the Chardonnay Trust are recognized as treasury stock within the Consolidated Statement of Shareholder’s Equity.

Compensation expense for Spark options is recognized over the requisite service period. As the Affinitas / Spark Merger was considered a change in control, all unvested Spark options will vest by May 2018 to the extent outstanding at such time.

C.	Board practices.

Administrative Board

Our Administrative Board consists of six board members, with three board members initially designated by Affinitas, one board member initially designated by Spark and two independent board members (meeting the independence definition of the NYSE American rules) mutually agreed upon by Spark and Affinitas. Our Administrative Board is composed of the following members: Jeronimo Folgueira, a current managing director of Spark Networks and an Affinitas designee, David Khalil, a founder and current shareholder of Affinitas and an Affinitas designee, Brad Goldberg, an executive with PEAK6 and a Spark designee, and Colleen Birdnow Brown and Joshua Keller, each of whom were mutually agreed on by Spark and Affinitas, and Axel Hefer (also an Affinitas designee).

All Administrative Board members were appointed effective as of November 3, 2017, upon the consummation of the Affinitas / Spark Merger. Under the Articles of Association, unless a general meeting of shareholders determines a shorter term, the members of the Administrative Board are elected for a term ending with the close of the general meeting of stockholders which resolves on the formal approval of their acts for the fourth fiscal year following the commencement of their term, not counting the year in which their term of office commences; provided, that such term may not exceed six years. The Administrative Board has determined that age and term limits are not appropriate at this time, because Board Members who have developed increasing insight into Spark Networks and its operations over time provide an increasing contribution to the Administrative Board as a whole. Instead, the Presiding and Nominating Committee formally reviews each Board Member elected by the stockholders to consider the desirability of such Board Member’s continuation on the Board at the expiration of the Board Member’s term. The Administrative Board is required to elect from its members a Chairman and at least one Vice Chairman. The terms of office as Chairman and Vice Chairman will correspond to their terms of office as Administrative Board members.

The Administrative Board currently has two committees: (a) Audit and (b) Presiding and Nominating. Membership on the Audit and Presiding and Nominating Committees is limited to independent Board Members. The Administrative Board retains discretion to form new committees or disband current committees depending upon the circumstances. Each committee complies with the independence and other requirements established by applicable law and regulations, including Securities and Exchange Commission and NYSE American rules.

Audit Committee

The Audit Committee assists the Administrative Board in fulfilling its responsibility to oversee management regarding:

•	the conduct and integrity of the Group’s financial reporting to any governmental or regulatory body, the public or other users thereof;

•	the Group’s systems of internal accounting and financial and disclosure controls;

•	the qualifications, engagement, compensation, independence and performance of the Group’s independent auditors, their conduct of the annual audit, and their engagement for any other services;

•	the Group’s legal and regulatory compliance;

•	the Group’s codes of ethics as established by management and the Administrative Board; and

•	the preparation of any audit committee report required by Securities and Exchange Commission (“SEC”) rules.

In discharging its oversight role, the Audit Committee is authorized: (i) to investigate any matter that the Audit Committee deems appropriate, with access to all books, records, facilities and personnel of the Company; and (ii) to retain independent counsel, auditors or other experts, with adequate funding provided by the Group.

The charter of the Audit Committee provides that it is a three member committee of the Administrative Board, with each member being “independent” in accordance with applicable rules of the SEC and the NYSE American as determined by the Administrative Board. All members of the Audit Committee shall meet the financial literacy requirements of the NYSE American and at least one member shall have accounting or related financial management expertise as determined by the Administrative Board. At least one member of the Committee shall be an “audit committee financial expert” as such term is defined under applicable SEC rules. The Administrative Board shall designate a member of the Audit Committee as chairperson.

Presiding & Nominating Committee

The Presiding & Nominating Committee assists the Administrative Board by:

•	identifying, screening and reviewing individuals qualified to serve as managing directors and/or Administrative Board members and recommending to the Administrative Board candidates for election as Administrative Board members at the annual meeting of shareholders to fill Board vacancies;

•	overseeing the evaluation of the Board and management, including overseeing Board decisions with respect to the appointment, dismissal and remuneration of the managing directors as well as the conclusion, amendment and annulment of their employment contracts, and consulting regularly on long-term succession planning for the managing directors;

•	developing, recommending to the Board and overseeing implementation of the Group’s Corporate Governance Guidelines and Principles; and

•	reviewing, on a regular basis, the overall corporate governance of the Group and recommending to the Administrative Board improvements when necessary.

In discharging its role, the Presiding & Nominating Committee is empowered to investigate any matter brought to its attention with access to all books, records, facilities and personnel of the Group. The Presiding & Nominating Committee has the power to retain outside counsel, search and recruitment consultants or other experts and will receive from the Group adequate funding, as determined by the Presiding & Nominating Committee, for payment of reasonable compensation to such advisors. The Presiding & Nominating Committee shall have the sole authority to retain, compensate, terminate and oversee search and recruitment consultants, who shall be accountable ultimately to the Presiding & Nominating Committee.

The charter of the Presiding & Nominating Committee provides that it is a three member committee of the Administrative Board, with each member being “independent” in accordance with applicable rules of NYSE American as determined by the Administrative Board. The members of the Presiding & Nominating Committee shall be appointed by the Administrative Board. The members of the Presiding & Nominating Committee shall serve for such term or terms as the Administrative Board may determine or until earlier resignation or death. The Administrative Board may remove any member from the Presiding & Nominating Committee at any time with or without cause. The Administrative Board shall designate a member of the Presiding & Nominating Committee as the chairperson.

D.	Employees.

The table below sets forth the number of employees we had as of December 31 of each of the years represented:

	December 31,
	2016	2017
Managing director	2	3
Data center	6	5
Sales and marketing	79	51
Customer service	134	119
Technical operations and development	107	94
General and administrative	46	34
Total	374	306

As of December 31, 2017, we had 306 employees of whom 225 were based in Germany and 81 were based in the United States.

E.	Share ownership.

The following table sets forth information, as of April 12, 2018, regarding the beneficial ownership of our ADSs.

Name & Principal Position	Owned ADSs	Grant Date	ADSs Underlying Award	Exercise Price	Expiration Date
Management Board
Jeronimo Folgueira, Chief Executive Officer(1)		November 30, 2017	41,106	none	November 30, 2018
		November 30, 2017	400,108	$10.62	November 30, 2020
Robert O'Hare, Chief Financial Officer(2)	1,900
		March 30, 2017	40,000	$10.10	March 30, 2024
Michael Schrezenmaier, Chief Operating Officer(3)		November 30, 2017	187,457	none	November 30, 2018
		November 30, 2017	265,526	$10.62	November 30, 2020
Administrative Board
David Khalil(4)	914,030
Brad Goldberg(5)	17,663
		August 18, 2016	5,000	$14.50	August 18, 2023
		March 21, 2017	2,400	$10.00	March 21, 2024
Colleen Birdnow Brown
Axel Hefer
Josh Keller

(1)	Mr. Folgueira is owed €471 thousand per the terms of the settlement of his awards within the Affinitas VESOP. The ADS figures shown implies the ADS settlement amount using the April 12, 2018 Spark ADS closing price and exchange rate of $14.11 and $1.2323 per euro, respectively.

(2)	Mr. O’Hare’s option awards include 10,000 options that have vested as of the reporting date and 30,000 options that vest on May 2, 2018.

(3)	Mr. Schrezenmaier is owed €2,146 thousand per the terms of the settlement of his awards within the Affinitas VESOP. The ADS figures shown implies the ADS settlement amount using the April 12, 2018 Spark ADS closing price and exchange rate of $14.11 and $1.2323 per euro, respectively.

(4)	Mr. Khalil’s ADS ownership includes his interest in Affinitas Phantom Share GmbH of 871,190 ADSs.

(5)	Mr. Goldberg’s option awards were fully vested as of the reporting date.

Item 7. Major Shareholders and Related Party Transactions

A.	Major shareholders.

The following table sets forth information, as of April 12, 2018, regarding the beneficial ownership of our ADSs.

	Number	Percentage
Name of Beneficial Owner	of ADSs	of Total
5% shareholders:
Rocket Internet SE	3,366,720	26.0%
Mercutio GmbH	1,190,560	9.2%
Holtzbrinck Ventures NM GmbH	1,073,550	8.3%
PDV Inter-Media Venture GmbH	1,073,380	8.3%
Lukas Brosseder (1)	914,030	7.1%
David Khalil (1)	914,030	7.1%
Supervisory and Management Board Members
David Khalil (1)	914,030	7.1%
Robert O'Hare (2)	41,900	0.3%
Brad Goldberg (3)	25,063	0.2%
Colleen Birdnow Brown	-	-
Jeronimo Folgueira	-	-
Axel Hefer	-	-
Josh Keller	-	-
Michael Schrezenmaier	-	-
All Members of our Supervisory and Management Boards as a Group (8 people)	980,993	7.6%

(1)	The ownership positions of Mr. Brosseder and Mr. Khalil include their individual interests in Affinitas Phantom Share GmbH of 871,190 each.

(2)	Mr. O’Hare’s holdings include 1,900 ADSs and 40,000 options to acquire Spark Networks ADSs at an exercise price of $10.10. As of the reporting date, 10,000 options had vested and the remaining 30,000 options vest in May 2018.

(3)	Mr. Goldberg’s holdings include 17,664 ADSs, 5,000 options to acquire Spark Networks ADSs at an exercise price of $14.50, and 2,400 options to acquire Spark Networks ADSs at an exercise price of $10.00. As of the reporting date, 7,400 options had vested.

B.	Related party transactions.

Transactions with shareholders

Consultation services

In 2008 and 2009 Spark Networks and Rocket Internet SE (“Rocket”) entered into two agreements. Under these agreements, Rocket is obliged to render consulting services to Spark Networks in business, professional and/or technical areas and programming services. Spark Networks is obliged to pay Rocket fees for the services rendered under the agreements, which are calculated on the basis of the incurred costs of Rocket plus expenses. For the years ended December 31, 2017, 2016 and 2015, Spark Networks recorded costs of €36 thousand, €22 thousand and €13 thousand, respectively. There was €5 thousand payable to Rocket as of December 31, 2017 and €0 as of December 31, 2016.

Shareholder loans

During the year ended December 31, 2016 the Company entered into loans with some of its shareholders as described in more detail in Note 5.9 Borrowings. The total amount outstanding as of December 31, 2016 and 2017 was €5,850 thousand and €5,850 thousand respectively, and the amount of interest incurred during the years then ended December 31, 2016 and 2017 was €130 thousand and €508 thousand, respectively. The loan was fully repaid in March 2018. Refer to Note 8.1.

MLLNNL, LLC

The acquired subsidiary Spark had multiple, ongoing engagements with MLLNNL, LLC (“Mllnnl”), a marketing agency that employs, and was co-founded by, an employee of the Group’s wholly-owned subsidiary, Smooch Labs Inc. For the year ended December 31, 2017, the Company has expensed €50 thousand for services performed by Mllnnl.

Management Services Agreement with PEAK6

In August 2016, Spark entered into a purchase agreement with PEAK6 pursuant to which Spark issued and sold to PEAK6 an aggregate of 5,000,000 shares of common stock of Spark at a purchase price of $1.55 per share. Spark also issued the Spark Warrant to PEAK6 to purchase up to 7,500,000 shares of common stock of Spark at an exercise price of $1.74 per share pursuant to the terms of a warrant agreement. Upon consummation of the merger between Affinitas and Spark, all of the shares subject to the Spark Warrant vested immediately prior to the closing of the merger, and the Spark Warrant expired upon the closing of the merger, unexercised.

In connection with the execution of the PEAK6 purchase agreement, Spark entered into a management services agreement dated as of August 9, 2016 with PEAK6 (the “Management Services Agreement”), pursuant to which PEAK6 provides certain marketing, technology, strategy, development and other services to Spark over a five year term, for a cash fee of $1.5 million per year (the “Management Fee”), which was paid on a quarterly basis in an amount of $375,000 per quarter. On November 2, 2017, in connection with the consummation of the merger between Affinitas and Spark, Spark and PEAK6 mutually agreed to terminate the Management Services Agreement effective December 31, 2017. As consideration for the termination, Spark paid PEAK6 an amount equal to $2.4 million (€2.0 million) in January 2018 in full satisfaction of any obligation or liability of Spark to PEAK6 for payments due to PEAK6 under the termination agreement.

Consulting Agreement with PEAK6

In March 2018, Spark Networks entered into a consulting agreement dated as of March 9, 2018 with PEAK6 (the “Consulting Agreement”), pursuant to which PEAK6 provides certain technology and infrastructure advice and information gathering services and other services to Spark Networks. The Consulting Agreement can be terminated by either party upon 30 days’ notice. Under the Consulting Agreement, PEAK6 is not entitled to any fees or other amounts.

C.	Interests of experts and counsel.

Not applicable.

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information.

Consolidated Financial Statements

For our audited consolidated balance sheets as of December 31, 2017 and 2016, and the related consolidated statements of comprehensive loss/income, statement of shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2017, please see pages F-3 to F-5 of this report.

Export Sales

See Item 5: Key Business Metrics for a geographical breakdown of sales for the last two fiscal years.

Legal Proceedings

Pending legal proceedings

Stephanie J. Benabu vs. Videotron Ltee and Affinitas GmbH, et al.

On August 1, 2016, Affinitas was served with a copy of an application to bring a class action lawsuit and to appoint the status of representative plaintiff filed with the Superior Court of the District of Montreal. The potential suit relates to the practice of automatically renewing the services provided to Canadian users of Affinitas’s products at standard pricing after a discounted trial period without active consent by the consumer. Affinitas ceased engaging in these practices and is currently in settlement negotiations with the plaintiffs. The settlement currently contemplated would not have a material adverse effect on the business, results of operations or financial condition of Affinitas.

City of Santa Monica, California – City Attorney General Investigation

On May 16, 2016, representatives from Spark Networks met with representatives from a cross-jurisdictional working group consisting of consumer fraud attorneys from the City of Santa Monica and offices of the District Attorney from the counties of Los Angeles, Santa Cruz, Santa Clara and San Diego (“Cross Jurisdictional Group”). This meeting was held at the request of the Cross Jurisdictional Group, as a “pre-filing” meeting to explain and potentially resolve issues over auto-renewal disclosures by the Spark Network websites. The Cross Jurisdictional Group alleges that the Spark Network websites violate California law on disclosure of auto-renewal terms and ability to cancel auto-renewal. They also claim that the Spark Networks websites violate California dating contract statues, which (where applicable) require a three day right to cancel. The Cross Jurisdictional Group sent a voluntary document request to the Company on June 2, 2016. The Company cooperated with the Cross Jurisdictional Group and provided information in response to the voluntary request. The Cross Jurisdictional Group has indicated that it would like the Company to change its disclosures in certain respects, and that it intends to seek the payment of a penalty in an unspecified amount. In response to these disclosure requests, the Company has made changes. On December 1, 2017, the Company received a settlement communication from the City of Santa Monica and offices of the District Attorney, proposing settlement terms including payment of civil penalties, restitution to consumers, investigative costs and legal fees in maximum amount of $1.6 million (€1.3 million). The proposal has been accepted by Spark. The Group recorded a provision of $1.1 million (€0.9 million) during the year ended December 31, 2017, to provide for the settlement values for penalties, costs, legal fees and estimated restitution. Management expects to fully conclude this matter in 2018.

Upmarket vs. Spark Networks (Israel) Ltd.

On August 6, 2017, UpMarket Projects Ltd ("UpMarket") filed a civil action ("Complaint") for breach of contract and unjust enrichment against Spark Networks USA, LLC ("Spark USA") and against Spark Networks (Israel) LTD. ("Spark Israel") in Tel-Aviv District court. In the statement of claim, UpMarket alleges that Spark USA materially breached a commercial contract between the parties by terminating such contract in contravention to its terms. The parties executed a settlement agreement in January 2018, and Spark has recorded a provision of NIS 1.1 million (€0.3 million) for the probable cost of resolving this matter as of December 31, 2017. Spark settled this matter in early 2018.

Trademarks are an important element in running online dating websites. Given the large number of markets and brands, Affinitas is dealing with oppositions to its trademark from time to time. As of December 31, 2017, there are two relevant procedures, which affect trademarks in France and Benelux. The procedures are expected to continue for more than 12 months. Outcome is unforeseeable as of the reporting date.

We have additional existing legal claims and may encounter future legal claims in the normal course of business. In our opinion, the resolutions of the existing legal claims are not expected to have a material impact on our financial position or results of operations.

We intend to defend vigorously against each of the above lawsuits. At this time, management does not believe the above matters, either individually or in the aggregate, will have a material adverse effect on the Company’s results of operations or financial condition and believes the recorded legal provisions as of December 31, 2017 are adequate in light of the probable and estimable liabilities. However, no assurance can be given that these matters will be resolved in our favor.

Dividends

Spark Networks does not anticipate paying cash dividends in the foreseeable future on its ordinary shares, but intends to retain future earnings to finance internal growth, acquisitions and development of its business. Any future determination to propose the payment of cash dividends for resolution by the general meeting of shareholders of Spark Networks will be at the discretion of the Administrative Board and will depend upon Spark Networks’ financial condition, results of operations, capital requirements and such other factors as the Administrative Board deems relevant.

B.	Significant Changes.

Termination of Loan Agreement relating to Affinitas GmbH and Plans to enter into New Debt Financing.

On March 15, 2018, Spark Networks Services GmbH (f/k/a Affinitas GmbH), a limited liability company incorporated under the laws of Germany, and wholly-owned subsidiary of Spark Networks SE, entered into a termination agreement (the “Termination Agreement”) to its Loan Agreement dated as of September 2016, by and among Affinitas and certain persons and entities, including certain of its stockholders and officers, named as lenders thereunder (the “Lenders”), pursuant to which the Lenders had granted Affinitas certain loans with an interest rate of 8% per annum maturing on June 30, 2018 (the “Type A Loans”) and certain loans with an interest rate of 9% per annum maturing on March 31, 2019 (the “Type B Loans”) in an aggregate principal amount of €5.85 million (€1.85 million of which is under the Type A Loans and €4.0 million of which is under the Type B Loans). Pursuant to the terms of the Termination Agreement, in exchange for the early termination of the loans under the Loan Agreement effective as of March 15, 2018 and the repayment in full of the then outstanding principal amount of the loans under the Loan Agreement of €5.85 million, the parties agreed to an early termination fee of €0.3 million, consisting of a 2% fee on the repaid principal amount of the Type A loans and a 6.75% fee on the repaid principal amount of the Type B loans. In addition, the parties agreed that interest on the loans of approximately €40 thousand under the Loan Agreement was paid in full for the month of March 2018. All payments under the Termination Agreement were made on or before March 31, 2018.

Entry into €25,000 thousand Senior Facilities Agreement.

On March 28, 2018, Spark Networks and Silicon Valley Bank entered into a four-year €25,000 thousand Senior Facilities Agreement.

The Senior Facilities Agreement provides for a multicurrency term loan facility in an aggregate amount equal to €15,000 thousand (the “Term Loan Facility”) and a multicurrency revolving credit facility in an aggregate amount equal to €10,000 thousand (the “Revolving Credit Facility” and, together with the Term Loan Facility, the “Facilities”). In addition, subject to the terms and conditions of the Senior Facilities Agreement, including compliance with certain financial ratios, Spark Networks may incur additional incremental facilities in an aggregate amount of up to €35,000 thousand.

Borrowings under the Facilities bear interest at a rate equal to LIBOR for deposits in the applicable currency plus an applicable margin ranging from 2.50% to 3.0% to be determined based on the net leverage ratio for the most recently completed 12 month period ending on the last day of the fiscal year or quarterly period as applicable. The applicable margin in effect for borrowings under the Term Loan Facility as of March 30, 2018 is 2.5%.

In addition to paying interest on outstanding principal under the Facilities, Spark Networks is required to pay a commitment fee to the lenders under the Revolving Credit Facility in respect of the unutilized commitments thereunder. The commitment fee rate is 0.60% per annum.

The Term Loan Facility amortizes in equal quarterly installments of €938 thousand commencing on June 29, 2018, while principal amounts outstanding under the Revolving Credit Facility are due and payable in full at maturity.

Item 9. The Offer and Listing.

Not applicable, except for Items 9.A.4 and 9.C, which are detailed below.

Stock Price History

Our ADSs, each representing one-tenth of an ordinary share, have been listed on the New York Stock Exchange since November 3, 2017 under the trading symbol “LOV.” The following table sets forth the high and low closing sales prices of our ADSs as reported by the NYSE American, in U.S. dollars:

	High	Low
For the period of November 3, 2017 through December 31, 2017	$12.75	$10.00

Markets

Our ADSs have been quoted under the symbol “LOV” on the NYSE American market since November 3, 2017.

Item 10. Additional Information.

A.	Share capital

Not applicable.

B.	Memorandum and articles of association

Form of Articles of Association of Spark Networks SE are incorporated by reference to Exhibit 3.1 of the Registrant’s Amendment No. 1 to Form F-4 Registration Statement Under the Securities Act of 1933 filed with the Securities and Exchange Commission on September 15, 2017.

C.	Material contracts.

We have not entered into any material contracts other than in the ordinary course of business and other than those described elsewhere in Item 7. Major Shareholders and Related Party Transactions, or elsewhere in this annual report.

D.	Exchange controls.

There are currently no legal restrictions in Germany on international capital movements and foreign-exchange transactions, except in limited embargo circumstances (Teilembargo) relating to certain areas, entities or persons as a result of applicable resolutions adopted by the United Nations and the European Union. Restrictions currently exist with respect to Russia and Ukraine.

For statistical purposes, there are, however, limited notification requirements regarding transactions involving cross-border monetary transfers. With some exceptions, every corporation or individual residing in Germany must report to the German Central Bank (Deutsche Bundesbank) (i) any payment received from, or made to, a non-resident corporation or individual that exceeds €12,500 (or the equivalent in a foreign currency) and (ii) any claim against, or liability payable to, a non-resident or corporation in excess of €5 million (or the equivalent in a foreign currency) at the end of any calendar month. Payments include cash payments made by means of direct debit, checks and bills, remittances denominated in euros and other currencies made through financial institutions, as well as netting and clearing arrangements.

E.	Taxation.

German Taxation

The following discussion describes the material German tax consequences for a holder that is a U.S. person of acquiring, owning, and disposing of the ADSs. A holder that is a U.S. person, which we refer to as a “U.S. treaty beneficiary,” is a resident of the United States for purposes of the Agreement between the Federal Republic of Germany and United States of America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and on Capital as of June 4, 2008 (Abkommen zwischen der Bundesrepublik Deutschland und den Vereinigten Staaten von Amerika zur Vermeidung der Doppelbesteuerung und zur Verhinderung der Steuerverkürzung auf dem Gebiet der Steuern vom Einkommen und vom Vermögen und einiger anderer Steuern in der Fassung vom 4. Juni 2008), which we refer to as the “Treaty,” who is fully eligible for benefits under the Treaty.

A holder will be a U.S. treaty beneficiary entitled to full Treaty benefits in respect of the ADSs if it is, inter alia:

•	the beneficial owner of the ADSs (and the dividends paid with respect thereto);

•	a citizen or an individual resident of the United States, a corporation or other entity treated as a corporation for U.S. federal income tax purposes created or organized under the laws of the United States or any state thereof or the District of Columbia, an estate the income of which is subject to U.S. federal income tax without regard to its source, or a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or the trust has elected to be treated as a domestic trust for U.S. federal income tax purposes;

•	not also a resident of Germany for German tax purposes; and

•	not subject to the limitation on benefits (i.e., anti treaty shopping) article of the Treaty that applies in limited circumstances.

Special rules apply to pension funds and certain other tax exempt investors.

This discussion does not address the treatment of ADSs that are (i) held in connection with a permanent establishment or fixed base through which a U.S. treaty beneficiary carries on business or performs personal services in Germany or (ii) part of business assets for which a permanent representative in Germany has been appointed. With the exception of the subsection “—General Rules for the Taxation of Shareholders Tax Resident in Germany” below, which provides an overview of dividend taxation with regards to the general principles applicable on tax residents in Germany, this discussion applies only to U.S. treaty beneficiaries that acquired ADSs in the initial offering and hold ADSs as capital assets for U.S. federal income tax purposes. It does not purport to be a comprehensive description of all tax considerations that may be relevant to a decision to purchase ADSs by any particular investor, including tax considerations that arise from rules of general application to all taxpayers or to certain classes of taxpayers that are generally assumed to be known by investors. In particular, this discussion does not address tax considerations applicable to a U.S. treaty beneficiary that may be subject to special tax rules, including, without limitation, a dealer in securities or currencies, a trader in securities that elects to use a mark to market method of accounting for securities holdings, banks, thrifts, or other financial institutions, U.S. expatriates, an insurance company, a tax exempt organization, a person that holds ADSs as part of a hedge, straddle, conversion or other integrated transaction for tax purposes, a person that purchases or sells ordinary shares or ADSs as part of a wash sale for tax purposes, a person whose functional currency for tax purposes is not the U.S. dollar, a person subject to the U.S. alternative minimum tax, or a person that owns or is deemed to own 10% or more of the company’s voting stock. In addition, the discussion does not address tax consequences to an entity treated as a partnership (or other pass through entity) for U.S. federal income tax purposes that holds ADSs. The U.S. federal income tax treatment of each partner of the partnership generally will depend upon the status of the partner and the activities of the partnership. Prospective purchasers that are partners in a partnership holding ADSs should consult their own tax advisors.

This discussion is based on German tax laws, including, but not limited to interpretation circulars issued by German tax authorities, which are not binding on the courts, and the Treaty. It is based upon tax laws in effect at the time of preparation of this annual report (March 2018). These laws are subject to change, possibly on a retroactive basis. There is no assurance that German tax authorities will not challenge one or more of the tax consequences described in this discussion.

In addition, this discussion is based upon the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. It does not purport to be a comprehensive or exhaustive description of all German or U.S. tax considerations that may be of relevance in the context of acquiring, owning and disposing of ADSs.

Prospective holders of ADSs should consult their own tax advisors regarding the German tax consequences of the purchase, ownership and disposition of ADSs in light of their particular circumstances, including the effect of any state, local, or other foreign or domestic laws or changes in tax law or interpretation.

German Taxation of ADSs

General

As of the date hereof, no published German tax court cases exist as to the German tax treatment of ADRs or ADSs, but based on the interpretation circular regarding the taxation of ADRs issued by the German Federal Ministry of Finance (BMF Schreiben) (dated May 24, 2013, reference number IV C 1 S2204/12/10003) (the “ADR Tax Circular”), for German tax purposes, although it is not free from doubt, the ADSs should represent a beneficial ownership interest in the underlying shares and qualify as ADRs for the purpose of the ADR Tax Circular. If the ADSs qualify as ADRs under the ADR Tax Circular, dividends would accordingly be attributable to U.S. treaty beneficiaries of the ADSs for tax purposes, and not to the legal owner of the ordinary shares (i.e., the financial institution on behalf of whom the ordinary shares are stored at a domestic depository for the ADS holders), and U.S. treaty beneficiaries would be treated as holding an interest in the company’s ordinary shares for German tax purposes. However, investors should note that interpretation circulars published by the German tax administration (including the ADR Tax Circular) are not binding on German courts, including German tax courts, and it is unclear whether a German tax court would follow the ADR Tax Circular in determining the German tax treatment of ADRs or ADSs. For the purpose of this German tax section it is assumed that the ADSs qualify as ADRs within the meaning of the ADR Tax Circular.

German Taxation of Dividends and Capital Gains

General Rules for the Taxation of Shareholders Tax Resident in Germany

This subsection provides an overview of dividend taxation with regards to the general principles applicable on tax residents in Germany.

The German dividend and capital gains taxation rules applicable to German tax residents require a distinction between shares held as private assets (Kapitalvermögen) and shares held as business assets (Gewerbebetrieb).In case the shares are held as private assets, dividends and capital gains are taxed as investment income and are principally subject to 25% German flat income tax on capital income (Abgeltungsteuer) (plus a 5.5% solidarity surcharge (Solidaritätszuschlag) thereon, resulting in an aggregate rate of 26.375%), which is levied in the form of withholding tax (Kapitalertragsteuer). The shareholder is taxed on its gross personal investment income, less the saver’s tax free allowance of €801 for an individual or €1,602 for a married couple filing taxes jointly. The deduction of income related expenses actually incurred is generally not possible. Private investors can apply to have their investment income assessed in accordance with the general rules on determining an individual’s tax bracket if this would result in a lower tax burden. In this case, the shareholder will be taxed on gross personal investment income, less the saver’s tax free allowance of €801 (€1,602 for married couples filing jointly), without deduction of income related expenses actually incurred. If tax is initially withheld, it will be credited against the amount of personal income tax assessed against the shareholder.

Losses resulting from the disposal of shares can only be offset with capital gains from the sale of shares and if a tax certificate is provided. If, however, a shareholder directly or indirectly held at least 1% of the share capital of the company at any time during the five years preceding the sale, 60% of any capital gains resulting from the sale are taxable at the shareholder’s personal income tax rate (plus 5.5% solidarity surcharge thereon). Conversely, 60% of any capital losses are recognized for tax purposes.

In case the shares are held as business assets, the taxation depends on the legal form of the shareholder (i.e., whether the shareholder is a corporation, an individual or a partnership). Irrespective of the legal form of the shareholder, dividends are also in this business assets scenario subject to the aggregate withholding tax rate of 26.375%. The withholding tax (Kapitalertragsteuer) is credited against the respective shareholder’s final (corporate) income tax liability. To the extent the amount withheld exceeds the (corporate) income tax liability; the withholding tax will be refunded, provided that certain requirements are met.

Special rules apply to financial institutions (Kreditinstitute), financial services providers (Finanzdienstleistungsinstitute), financial enterprises (Finanzunternehmen), life insurance and health insurance companies, and pension funds.

With regard to shareholders in the legal form of a corporation, dividends and capital gains are effectively 95% tax exempt from corporate income tax (including solidarity surcharge). However, with regards to dividends (not to capital gains) realized after February 28, 2013, the 95% corporate income tax exemption only applies if the corporation holds at least 10% of the shares in the company at the beginning of the calendar year.

A circular issued by the Regional Tax Office Frankfurt/Main (Verfügung der OFD), dated December 2, 2013, reference number S 2750a A 19 St 52, provides for further comments on the scope of application of the 10% threshold.

Dividends are fully subject to trade tax (Gewerbesteuer), unless the shareholder holds at least 15% of the shares in the company at the beginning of the tax assessment period. In the latter case, effectively 95% of the dividends are also exempt from trade tax. Capital gains, however, are, irrespective of the size of the shareholding, 95% exempt from trade tax. Losses from the sale of shares are not tax deductible for corporate income tax and trade tax purposes.

With regards to individuals holding shares as business assets, 60% of dividends and capital gains are taxed at the individual’s personal income tax rate (plus 5.5% solidarity surcharge thereon). Correspondingly, only 60% of business expenses related to the dividends and capital gains are principally deductible for income tax purposes.

If shares are held as business assets of a commercial permanent establishment located in Germany, dividends are fully subject to trade tax, unless the sole proprietor holds at least 15% of the company’s shares at the beginning of the tax assessment period. In this case dividends are fully tax exempt from trade tax. With regards to capital gains, only 60% of the gains are subject to trade tax. 60% of any losses from the sale of shares are tax deductible for income tax and trade tax purposes. All or part of the trade tax is generally credited as a lump sum against the income taxes of the individual.

General rules for the Taxation of Shareholders Not Tax Resident in Germany

Non German resident holders of ADSs are subject to German taxation with respect to German source income (beschränkte Steuerpflicht). According to the ADR Tax Circular dated May 24, 2013, income from the shares should be attributed to the holder of the ADSs for German tax purposes. As a consequence, income from the ADSs should be treated as German source income (beschränkte Steuerpflicht).

The full amount of a dividend distributed by the company to a non-German resident shareholder which does not maintain a permanent establishment or other taxable presence in Germany is subject to (final) German withholding tax (Kapitalertragsteuer) at an aggregate rate of 26.375%. The basis for the withholding tax is the approval of the dividend for distribution by the company’s general shareholder meeting. The amount of the relevant taxable income is based on the gross amount in euro; any currency differences shall be irrelevant.

German withholding tax is withheld and remitted to the German tax authorities by the disbursing agent (i.e., the German bank, financial services institution, securities trading enterprise or securities trading bank (each as defined in the German Banking Act (Kreditwesengesetz) and in each case including a German branch of a foreign enterprise, but excluding a foreign branch of a German enterprise) that holds or administers the underlying shares in custody and disburses or credits the dividend income from the underlying shares or disburses or credits the dividend income from the underlying shares on delivery of the dividend coupons or disburses such dividend income to a foreign agent or the central securities depository (Wertpapiersammelbank) in terms of the German Depositary Act (Depotgesetz)) holding the underlying shares in a collective deposit, if such central securities depository disburses the dividend income from the underlying shares to a foreign agent, regardless of whether or not a holder must report the dividend for tax purposes and regardless of whether or not a holder is a resident of Germany.

Pursuant to the Treaty, the German withholding tax generally may not exceed 15% of the gross dividends received by U.S. treaty beneficiaries. In case of any U.S. treaty beneficiary qualifying as a not tax transparent corporation and directly holding at least 10% or more of the company’s voting shares, the German withholding tax is capped at 5% of the gross dividends. The excess of the total withholding tax, including the solidarity surcharge, over the maximum rate of withholding tax permitted by the Treaty is refunded to U.S. treaty beneficiaries upon application. For example, for a declared dividend of 100, a U.S. treaty beneficiary initially receives 73.625 (100 minus the 26.375% withholding tax). The U.S. treaty beneficiary is entitled to a partial refund from the German tax authorities in the amount of 11.375% of the gross dividend (of 100). As a result, the U.S. treaty beneficiary ultimately receives a total of 85 (85% of the declared dividend) following the refund of the excess withholding. However, investors should note that it is unclear how the German tax administration will apply the refund process to dividends on the ADSs and ADRs. Further, such refund is subject to the German anti avoidance treaty shopping rule (as described below in section “—Withholding Tax Refund for U.S. Treaty Beneficiaries”).

German Taxation of Capital Gains of the U.S. Treaty Beneficiaries of the ADSs

The capital gains from the disposition of ADSs realized by a non-German resident shareholder which does not maintain a permanent establishment or other taxable presence in Germany would be treated as German source income and subject to German tax (beschränkte Steuerpflicht) especially (but not exclusively) if such holder at any time during the five years preceding the disposition, directly or indirectly, held ADSs that represent 1% or more of the company’s shares. If such holder had acquired the ADSs without consideration, the previous owner’s holding period and size of the holding would also be taken into account.

However, U.S. treaty beneficiaries are eligible for treaty benefits under the Treaty (as discussed above in the section “—German Taxation”). Pursuant to the Treaty, U.S. treaty beneficiaries are not subject to German tax even under the circumstances described in the preceding paragraph.

German statutory law requires the disbursing agent to levy withholding tax on capital gains from the sale of shares or other securities held in a custodial account in Germany. With regards to the German taxation of capital gains, disbursing agent means a German bank, a financial services institution, a securities trading enterprise or a securities trading bank (each as defined in the German Banking Act (Kreditwesengesetz) and, in each case including a German branch of a foreign enterprise, but excluding a foreign branch of a German enterprise) that holds the ADSs in custody or administers the ADSs for the investor or conducts sales or other dispositions and disburses or credits the income from the ADSs to the holder of the ADSs. The German statutory law does not explicitly condition the obligation to withhold taxes on capital gains being subject to taxation in Germany under German statutory law or on an applicable income tax treaty permitting Germany to tax such capital gains.

However, an interpretation circular issued by the German Federal Ministry of Finance (BMF Schreiben) (dated January 18, 2016, reference number IV C 1 S2252/08/10004:017) provides that taxes need not be withheld when the holder of the custody account is not a resident of Germany for tax purposes and the income is not subject to German taxation. The interpretation circular further states that there is no obligation to withhold such tax even if the non-resident holder owns 1% or more of the shares of a German company. While interpretation circulars issued by the German Federal Ministry of Finance are only binding on the tax authorities but not on the tax courts, in practice, the disbursing agents nevertheless typically rely on guidance contained in such interpretation circulars. Therefore, a disbursing agent would only withhold tax at 26.375% on capital gains derived by a U.S. treaty beneficiary from the sale of ADSs held in a custodial account in Germany in the unlikely event that the disbursing agent did not follow this guidance. In this case, the U.S. treaty beneficiary should be entitled to claim a refund of the withholding tax from the German tax authorities under the Treaty (as described in the section “—Withholding Tax Refund for U.S. Treaty Beneficiaries”).

Withholding Tax Refund for U.S. Treaty Beneficiaries

U.S. treaty beneficiaries are generally eligible for treaty benefits under the Treaty (as discussed above in Section “— German Taxation”). Accordingly, U.S. treaty beneficiaries are entitled to claim a refund of the portion of the otherwise applicable 26.375% German withholding tax on dividends that exceeds the applicable Treaty rate. However, as previously discussed, investors should note that it is unclear how the German tax administration will apply the refund process to dividends on the ADSs and ADRs. Further, such refund is subject to the German anti avoidance treaty shopping rule according to section 50d para. 3 of the German Income Tax Act (Einkommensteuergesetz). Generally, this rule requires that the U.S. treaty beneficiary (in case it is a non German resident company) maintains its own administrative substance and conducts its own business activities. In particular, a foreign company has no right to a full or partial refund to the extent persons holding ownership interests in the company would not be entitled to the refund if they derived the income directly and the gross income realized by the foreign company is not caused by the business activities of the foreign company, and there are either no economic or other valid reasons for the interposition of the foreign company, or the foreign company does not participate in general commerce by means of a business organization with resources appropriate to its business purpose. However, this shall not apply if the foreign company’s principal class of stock is regularly traded in substantial volume on a recognized stock exchange, or if the foreign company is subject to the provisions of the German Investment Tax Act (Investmentsteuergesetz). Finally, it is noteworthy that, at the time of preparation of this report, there is a pending procedure at the Court of Justice of the European Communities reg. the compatibility of the current version of the sec. 50d par. 3 ITA with European Law. Changes to this provision therefore might be forthcoming if the EJC declares that the provision infringes EU-law.

Individual claims for refunds may be made on a separate form, which must be filed with the German Federal Central Tax Office (Bundeszentralamt für Steuern), An der Küppe 1, 53225 Bonn, Germany. The form is available at the same address, on the German Federal Tax Office’s website (www.bzst.de) or from the Embassy of the Federal Republic of Germany, 4645 Reservoir Road NW, Washington, DC 20007. Generally, the refund claim becomes time barred after four years following the calendar year in which the dividend is received. As part of the individual refund claim, a U.S. treaty beneficiary must submit to the German tax authorities the original withholding certificate (or a certified copy thereof) issued by the disbursing agent and documenting the tax withheld, and an official certification of United States tax residency on IRS Form 6166. IRS Form 6166 may be obtained by filing a properly completed IRS Form 8802 with the Internal Revenue Service, P.O. Box 71052, Philadelphia, PA 19176 6052. Requests for certification must include the U.S. treaty beneficiary’s name, social security number or employer identification number, the type of U.S. tax return filed, the tax period for which the certification is requested and a user fee of $85. An online payment option is also available at www.irs.gov. If the online payment option is used, then the completed IRS Form 8802 and all required attachments should be mailed to Department of the Treasury, Internal Revenue Service, Philadelphia, PA 19255 0625. The Internal Revenue Service will send the certification on IRS Form 6166 to the U.S. treaty beneficiary, who must then submit the certification with the claim for refund of withholding tax.

Under a simplified refund procedure based on electronic data exchange (Datenträgerverfahren) a disbursing agent that is registered as a participant in the electronic data exchange procedure with the German Federal Central Tax Office (Bundeszentralamt für Steuern) may file an electronic collective refund claim on behalf of all of the U.S. treaty beneficiaries for whom it holds the company’s ADSs in custody. However, the simplified refund procedure only allows for a refund up to the regular tax rate provided in the Treaty. It is not possible to use the simplified refund procedure to claim a further refund, for example based on special privileges under the Treaty.

Due to the legal structure of the ADSs, only limited guidance of the German tax authorities exists on the practical application of this procedure with respect to the ADSs.

German Inheritance and Gift Tax (Erbschaft und Schenkungsteuer)

It is unclear whether the German inheritance or gift tax applies to the transfer of the ADSs as the ADR Tax Circular does not refer explicitly to the German Inheritance and Gift Tax Act. However, if German inheritance or gift tax is applicable to ADSs, then under German domestic law, the transfer of the ordinary shares in the company and, as a consequence, the transfer of the ADSs would be subject to German gift or inheritance tax if:

(a) the decedent or donor or heir, beneficiary or other transferee (i) maintained his or her residence or a habitual abode in Germany or had its place of management or registered office in Germany at the time of the transfer, or (ii) is a German citizen who has spent no more than five consecutive years outside Germany without maintaining a residence in Germany or (iii) is a German citizen who serves for a German entity established under public law and is remunerated for his or her service from German public funds (including family members who form part of such person’s household, if they are German citizens) and is only subject to estate or inheritance tax in his or her country of residence or habitual abode with respect to assets located in such country (special rules apply to certain former German citizens who neither maintain a residence nor have their habitual abode in Germany), or (b) at the time of the transfer, the ADSs are held by the decedent or donor as business assets forming part of a permanent establishment in Germany or for which a permanent representative in Germany has been appointed, or (c) the ADSs subject to such transfer form part of a portfolio that represents at the time of the transfer 10% or more of the registered share capital of the company and that has been held directly or indirectly by the decedent or donor, either alone or together with related persons.

Under the Agreement between the Federal Republic of Germany and the United States of America for the avoidance of double taxation with respect to taxes on inheritances and gifts (Abkommen zwischen der Bundesrepublik Deutschland und den Vereinigten Staaten von Amerika zur Vermeidung der Doppelbesteuerung auf dem Gebiet derNachlass , Erbschaft und Schenkungsteuern in der Fassung vom 21. Dezember 2000), hereinafter referred to as the “United States Germany Inheritance and Gifts Tax Treaty,” a transfer of ADSs by gift or upon death is not subject to German inheritance or gift tax if the donor or the transferor is domiciled in the United States, within the meaning of the United States Germany Inheritance and Gift Tax Treaty, and is neither a citizen of Germany nor a former citizen of Germany and, at the time of the transfer, the ADSs are not held by the decedent or donor as business assets forming part of a permanent establishment in Germany or for which a permanent representative in Germany has been appointed.

Notwithstanding the foregoing, in case the heir, transferee or other beneficiary (i) has, at the time of the transfer, his or her residence or habitual abode in Germany, or (ii) is a German citizen who has spent no more than five (or, in certain circumstances, ten) consecutive years outside Germany without maintaining a residence in Germany or (iii) is a German citizen who serves for a German entity established under public law and is remunerated for his or her service from German public funds (including family members who form part of such person’s household, if they are German citizens) and is only subject to estate or inheritance tax in his or her country of residence or habitual abode with respect to assets located in such country (or special rules apply to certain former German citizens who neither maintain a residence nor have their habitual abode in Germany), the transferred ADSs are subject to German inheritance or gift tax.

If, in this case, Germany levies inheritance or gift tax on the ADSs with reference to the heir’s, transferee’s or other beneficiary’s residence in Germany or his or her German citizenship, and the United States also levies federal estate tax or federal gift tax with reference to the decedent’s or donor’s residence (but not with reference to the decedent’s or donor’s citizenship), the amount of the U.S. federal estate tax or the U.S. federal gift tax, respectively, paid in the United States with respect to the transferred ADSs is credited against the German inheritance or gift tax liability, provided the U.S. federal estate tax or the U.S. federal gift tax, as the case may be, does not exceed the part of the German inheritance or gift tax, as computed before the credit is given, which is attributable to the transferred ADSs. A claim for credit of the U.S. federal estate tax or the U.S. federal gift tax, as the case may be, may be made within one year of the final determination (administrative or judicial) and payment of the U.S. federal estate tax or the U.S. federal gift tax, as the case may be, provided that the determination and payment are made within ten years of the date of death of the decedent or of the date of the making of the gift by the donor. Similarly, U.S. state level estate or gift taxes are also creditable against the German inheritance or gift tax liability to the extent that U.S. federal estate or gift tax is creditable.

United States Taxation of ADSs and Ordinary Shares

The following discussion describes the material U.S. federal income tax consequences that are relevant with respect to the acquisition, ownership and disposition of the ADSs and ordinary shares by a U.S. holder (as defined below) as in effect on the date of this annual report. The information provided below is based on the Internal Revenue Code of 1986, as amended, or the Code, Internal Revenue Service, or IRS, rulings and pronouncements, and judicial decisions all as now in effect and all of which are subject to change or differing interpretations, possibly with retroactive effect. This summary addresses only U.S. federal income tax considerations of U.S. holders that will hold ADSs or ordinary shares as capital assets. It does not provide a complete analysis of all potential tax considerations. In particular, this summary does not address all of the tax considerations applicable to a particular holder of the ADSs or ordinary shares in light of the holder’s circumstances (for example, financial institutions; insurance companies; dealers or traders in securities; currencies or notional principal contracts; persons that will hold ADSs or ordinary shares as part of a hedging or conversion transaction or as a position in a straddle or other integrated transactions for U.S. federal income tax purposes; persons that have a functional currency other than the U.S. dollar; persons that own (or are deemed to own) 10% or more (by voting power) of our share capital; regulated investment companies, real estate investment trusts; tax exempt entities; persons who hold ADSs or ordinary shares through partnerships or other pass through entities; tax deferred or other retirement accounts; certain former citizens or residents of the United States; or persons deemed to sell ADSs or ordinary shares under the constructive sale provisions of the Code). Finally, the summary does not describe the effect of the U.S. federal estate and gift tax laws on U.S. holders or the effects of any applicable foreign, state or local laws.

For purposes of this summary, a “U.S. holder” is a beneficial owner of ADSs or ordinary shares that for U.S. federal income tax purposes, is (1) an individual who is a citizen or resident of the United States, (2) a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state of the United States, including the District of Columbia, (3) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust, if it (i) is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or (ii) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person. A “non U.S. holder” is a beneficial owner of the ADSs or ordinary shares, other than a partnership or entity treaty as a partnership, that is not a U.S. holder.

If a partnership (including an entity or arrangement, domestic or foreign, treated as a partnership for U.S. federal income tax purposes) holds ADSs or ordinary shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. A holder of ADSs or ordinary shares that is a partnership, and partners in such partnership, should consult their own tax advisors about the U.S federal income and estate tax consequences of purchasing, owning and disposing of the ADSs or ordinary shares.

Each prospective holder of ADSs should consult its own tax advisors regarding the U.S. federal, state and local or other tax consequences of acquiring, owning and disposing of the company’s ADSs in light of their particular circumstances. U.S. holders should also review the discussion under “German Taxation of ADSs” for the German tax consequences to a U.S holder of the ownership of the ADSs.

General

In general, and taking into account the earlier assumptions, a U.S. holder of ADSs is treated as the owner of the ordinary shares represented by such ADSs. Exchanges of ordinary shares for ADSs, and ADSs for ordinary shares, respectively, generally will not be subject to U.S. federal income tax.

Distributions

Under the United States federal income tax laws, and subject to the discussion below under “Additional United States Federal Income Tax Consequences – PFIC Rules,” the gross amount of any distribution that is actually or constructively received by a U.S. holder with respect to its ordinary shares (including shares deposited in respect of ADSs) will be a dividend includible in gross income of a U.S. holder as ordinary income to the extent the amount of such distribution is paid out of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. To the extent the amount of such distribution exceeds our current and accumulated earnings and profits as so computed, it will be treated first as a non taxable return of capital to the extent of such U.S. holder’s adjusted tax basis in its ADSs or ordinary shares, and to the extent the amount of such distribution exceeds such adjusted tax basis, will be treated as gain from the sale of the ADSs or ordinary shares. If you are a non corporate U.S. holder, dividends paid to you that constitute qualified dividend income will be taxable to you at a preferential rate (rather than the higher rates of tax generally applicable to items of ordinary income) provided that you hold our ADSs or ordinary shares for more than 60 days during the 121 day period beginning 60 days before the ex dividend date and meet other holding period requirements. If we are a passive foreign investment company (as discussed below under “—Additional United States Federal Income Tax Consequences—PFIC Rules”), distributions paid by us with respect ADSs or ordinary shares will not be eligible for the preferential income tax rate. Prospective investors should consult their own tax advisors regarding the taxation of distributions under these rules.

You must include any German tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The gross amount of the dividend is taxable to you when you receive the dividend, actually or constructively. Dividends paid on ADSs will not be eligible for the dividends received deduction generally available to corporate U.S. holders. The gross amount of any dividend paid in foreign currency will be included in the gross income of a U.S. holder in an amount equal to the U.S. dollar value of the foreign currency calculated by reference to the exchange rate in effect on the date the dividend distribution is includable in the U.S. holder’s income, regardless of whether the payment is in fact converted into U.S. dollars. If the foreign currency is converted into U.S. dollars on the date of receipt by the depositary, in the case of ADSs, or the U.S. holder, in the case of ordinary shares, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend. If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the foreign currency will be treated as ordinary income or loss, and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. The amount of any distribution of property other than cash will be the fair market value of the property on the date of the distribution, less the sum of any encumbrance assumed by the U.S. holder.

For foreign tax credit purposes, our dividend distributions will generally constitute income from sources outside the United States and be “passive” income for purposes of computing the foreign tax credit allowable to the U.S. holder. The amount of the qualified dividend income, if any, paid to a U.S. holder that is subject to the reduced dividend income tax rate and that is taken into account for purposes of calculating the U.S. holder’s U.S. foreign tax credit limitation must be reduced by the rate differential portion of the dividend. Prospective investors should consult their own tax advisors regarding the implications of the foreign tax credit provisions for them, in light of their particular situation.

U.S. Taxation of Sale or Other Disposition

Subject to the discussion below under “—Additional United States Federal Income Tax Consequences—PFIC Rules,” a U.S. holder will generally recognize a gain or loss for U.S. federal income tax purposes upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the U.S. dollar value of the amount realized from such sale or other disposition and the U.S. holder’s tax basis in such ADSs or ordinary shares. Such gain or loss generally will be capital gain or loss. Capital gain of a non corporate U.S. holder recognized on the sale or other disposition of ADSs or ordinary shares held for more than one year is generally eligible for a reduced rate of taxation. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. The deductibility of capital losses is subject to limitations.

A U.S. holder that receives foreign currency on the sale or other disposition of ADSs or ordinary shares will realize an amount equal to the U.S. dollar value of the foreign currency on the date of sale (or, in the case of cash basis and electing accrual basis taxpayers, the U.S. dollar value of the foreign currency on the settlement date) provided that the ADSs or ordinary shares, as the case may be, are treated as being “traded on an established securities market.” If a U.S. holder receives foreign currency upon a sale or exchange of ADSs or ordinary shares, gain or loss, if any, recognized on the subsequent sale, conversion or disposition of such foreign currency will be ordinary income or loss, and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. However, if such foreign currency is converted into U.S. dollars on the date received by the U.S. holder, a cash basis or electing accrual U.S. holder should not recognize any gain or loss on such conversion.

Redemption

A redemption of ADSs or the ordinary shares underlying such ADSs by us will be treated as a sale of the redeemed ADSs or ordinary shares by the U.S. holder or as a distribution to the U.S. holder (which is taxable as described above under “—Distributions”).

Additional United States Federal Income Tax Consequences

PFIC Rules. Special adverse U.S. federal income tax rules apply to U.S. holders owning shares of a passive foreign investment company, or PFIC. In general, if you are a U.S. holder, we will be a PFIC with respect to you if for any taxable year in which you held our ADSs or ordinary shares: (i) at least 75% of our gross income for the taxable year is passive income (the “income test”) or (ii) at least 50% of the value, determined on the basis of a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income (the “asset test”). The determination of whether we are a PFIC will be made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. The composition of income and assets will be affected by whether, how, and how quickly, we spend any cash we currently hold.

Passive income for purposes of the income test generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from the disposition of assets that produce passive income. Any cash we hold generally will be treated as held for the production of passive income for the purpose of the PFIC test, and any income generated from cash or other liquid assets generally will be treated as passive income for such purpose. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income.

We believe that we were not a PFIC for our taxable year ending December 31, 2017. However, since the determination of whether we are a PFIC is based upon such factual matters as our market capitalization and the valuation of our assets and upon certain assumptions and methodologies in which we have based our analysis, there can be no assurance that the IRS will agree with our position. Furthermore, because we have valued our goodwill for purposes of the asset test based on the market value of our equity, a further decline in the value of our equity due to fluctuations in the price of our ADSs and ordinary shares could result in us becoming a PFIC for our taxable year ending on December 31, 2017 or for future taxable years.

If we were to be treated as a PFIC, the U.S. federal income tax consequences to a U.S. holder of the acquisition, ownership, and disposition of common shares will depend on whether such U.S. holder makes an election to treat us as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a QEF Election) or a mark-to-market election under Section 1296 of the Code (a Mark-to-Market Election). A U.S. holder who makes a QEF election will be taxed currently on such U.S. holder’s pro rata share of our annual ordinary income and capital gains (each separately stated). We do not intend to furnish holders with the information necessary to make a QEF Election. A US holder that makes a Mark-to-Market Election would include as ordinary income the excess of the fair market value of such US holder’s ADSs at year-end over such US holder’s basis in those ADSs. In addition, any gain recognized upon a sale of ADSs would be taxed as ordinary income in the year of sale.

A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election (a Non-Electing US Holder) would be subject to special adverse tax rules with respect to (i) “excess distributions” received on our ADSs or ordinary shares and (ii) any gain recognized upon a sale or other disposition (including a pledge) of our ADSs or ordinary shares. A Non-Electing U.S. Holder would be treated as if it had realized such gain and certain “excess distributions” ratably over its holding period for our ADSs or ordinary shares and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. Special rules apply for calculating the amount of the foreign tax credit with respect to “excess distributions” by a PFIC.

With certain exceptions, a Non-Electing U.S. Holder’s ADSs or ordinary shares will be treated as stock in a PFIC if we were a PFIC at any time during the U.S. holder’s holding period in for its ordinary shares or ADSs, even if we are not currently a PFIC.

Dividends that a U.S. holder receives from us will not be eligible for the special tax rates applicable to qualified dividend income if we are treated as a PFIC either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

If we were to be treated as a PFIC, owners of our ADSs (including, potentially, indirect owners) would be required to file an information report with respect to such interest on their tax returns, subject to certain exceptions. U.S. holders are urged to consult their tax advisors regarding the application of these rules to their ownership of the ADSs.

Medicare Tax. Certain U.S. holders who are individuals, estates and trusts will be required to pay an additional 3.8% tax on some or all of their “net investment income,” which generally includes its dividend income and net gains from the disposition of our ADSs or ordinary shares. U.S. holders should consult their own tax advisors regarding the applicability of this additional tax on their particular situation.

Information with Respect to Foreign Financial Assets. Owners of “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets on their tax returns. “Specified foreign financial assets” may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non U.S. persons, (ii) financial instruments and contracts held for investment that have non U.S. issuers or counterparties, and (iii) interests in foreign entities. U.S. holders are urged to consult their tax advisors regarding the application of this legislation to their ownership of the ADSs and ordinary shares.

Backup Withholding and Information Reporting. Backup withholding and information reporting requirements will generally apply to certain payments to U.S. holders of dividends on ADSs or ordinary shares. We, our agent, a broker or any paying agent, may be required to withhold tax from any payment that is subject to backup withholding unless the U.S. holder (1) is an exempt payee, or (2) provides the U.S. holder’s correct taxpayer identification number and complies with applicable certification requirements. Payments made to U.S. holders by a broker upon a sale of our ADSs or ordinary shares will generally be subject to backup withholding and information reporting. If the sale is made through a foreign office of a foreign broker, however, the sale will generally not be subject to either backup withholding or information reporting. This exception may not apply if the foreign broker is owned or controlled by U.S. persons, or is engaged in a U.S. trade or business.

Backup withholding is not an additional tax. Any amounts withheld from a payment to a U.S. holder of ADSs or ordinary shares under the backup withholding rules can be credited against any U.S. federal income tax liability of the U.S. holder, provided the required information is timely furnished to the IRS. A U.S. holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceeds the U.S. holder’s income tax liability by filing a refund claim with the IRS. Prospective investors should consult their own tax advisors as to their qualification and procedure for exemption from backup withholding

The above description is not intended to constitute a complete analysis of all tax consequences relating to the purchase, ownership or disposition of the ADSs or ordinary shares. Investors deciding on whether or not to invest in ADSs or ordinary shares should consult their own tax advisors concerning the tax consequences of their particular situations.

F.	Dividends and paying agents.

Not applicable.

G.	Statement by experts.

Not applicable.

H.	Documents on display.

We are currently subject to the information and periodic reporting requirements of the Exchange Act, and file periodic reports and other information with the SEC through its electronic data gathering, analysis and retrieval (EDGAR) system. Our securities filings, including this annual report and the exhibits thereto, are available over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E. Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

We maintain a corporate website at www.spark.net. You may access our annual reports filed with or furnished to the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The reference to our website is provided for informational purposes only and does not constitute incorporation by reference of the information contained on this website.

As a foreign private issuer, we are exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC, within 120 days after the end of each subsequent fiscal year, an annual report on Form 20-F containing financial statements which will be examined and reported on, with an opinion expressed, by an independent public accounting firm. We also file with the SEC reports on Form 6-K containing quarterly unaudited financial information.

I.	Subsidiary Information.

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk.

Market risk is the potential loss from adverse changes in foreign exchange rates, interest rates, and market prices. Spark Networks’ exposure to market risk includes Spark Networks’ cash, accounts receivable, other financial assets, accounts payable, and other financial liabilities. Spark Networks manages its exposure to these risks through established policies and procedures. Spark Networks’ objective is to mitigate potential income statement, cash flow and market exposures from changes in interest and foreign exchange rates.

Currency risk

Spark Networks is exposed to currency risk to the extent that there is a mismatch between the currencies in which sales, purchases and borrowings are denominated and the functional currencies of Spark Networks and its subsidiaries. Spark Networks transacts business globally and is subject to risks associated with fluctuating foreign exchange rates. Spark Networks intends to naturally hedge foreign exchange fluctuations by settling all transactions in their respective transaction currencies. Spark Networks’ policy is to ensure that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term obligations. The currencies in which these transactions are primarily denominated are euro, US dollar, Great British Pound, Australian dollar, Canadian dollar, and Israeli New Shekel (“ILS”).

Future net transaction gains and losses are inherently difficult to predict, as they are reliant on how the multiple currencies in which Spark Networks transacts fluctuate in relation to the functional currency of Spark Networks’ subsidiaries, the relative composition and denomination of current assets and liabilities for each period, and Spark Networks’ effectiveness at forecasting and managing such exposures.

Interest rate risk

Neither Spark Networks nor its subsidiaries held any financial instruments with variable interest rates as December 31, 2017.

Other market price risk

Neither Spark Networks nor its subsidiaries holds any equity securities or financial assets or liabilities that are dependent on the price of equity instruments. Spark Networks is therefore not exposed to market price risks.

Item 12. Description of Securities Other than Equity Securities.

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

A.	Material Modifications to the Rights of Security Holders.

None.

B.	Use of proceeds.

None.

Item 15. Controls and Procedures.

(a)       Evaluation of Disclosure Controls and Procedures.

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 20-F. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost benefit relationship of possible controls and procedures. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

(b)       Management's Report on Internal Control over Financial Reporting.

The Annual Report on Form 20-F does not include a report of management's assessment regarding internal control over financial reporting or an attestation report of our independent registered public accounting firm due to a transition period established by the rules of the SEC for newly public companies.

(c)       Changes in Internal Control over Financial Reporting.

There was no change in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the year ended December 31, 2017 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16. Reserved

Item 16A. Audit committee financial expert.

The board of directors has determined that Colleen Birdnow Brown is an “audit committee financial expert” as defined under the U.S. federal securities laws and is independent under the rules of the SEC.

Item 16B. Code of Ethics.

We have adopted a code of ethics applicable to our Chairman, Chief Executive Officer, Chief Financial Officer and other senior financial officers of Spark Networks SE. We have also adopted a Code of Business Conduct and Ethics that applies to directors, officers and employees of the Company. This code has been posted on our website, www.spark.net. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report and is not incorporated by reference herein. Waivers of our code of ethics may only be granted by the board of directors. Under Item 16B of Form 20-F, if a waiver or amendment of the code of ethics applies to the persons specified in Item 16B(a) of the Form 20-F and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we will disclose such waiver or amendment (i) on our website within five business days following the date of amendment or waiver in accordance with the requirements of Instruction 4 to such Item 16B or (ii) through the filing of a 6-K. We granted no waivers under our code of ethics in 2017.

Item 16C. Principal Accountant Fees and Services.

Fees paid to the Auditors

The following table sets forth, for each of the years indicated, the fees billed to us by our independent registered public accounting firm for audit and non audit services.

	December 31,
in € thousands	2016	2017
Audit fees(1)	€37	€714
Tax fees(2)	-	64
Other(3)	-	568
Total	€37	€1,346

(1)	Fees for audit services include costs associated with the half year and annual audits, and statutory audits required internationally.

(2)	Tax fees include tax due diligence in connection with the Affinitas / Spark Merger.

(3)	Fees represent due diligence and prospectus related services in connection with the Affinitas / Spark Merger.

Audit Committee’s Pre-Approval Policies and Procedures

Our audit committee pre-approved all audit and non-audit services provided to us and to our subsidiaries during the periods listed above.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

During the twelve months ended December 31, 2017, the Company did not make any stock repurchases.

Item 16F. Change in Registrant’s Certifying Accountant.

Not applicable.

Item 16G. Corporate Governance.

As a foreign private issuer with ADSs listed on the NYSE American, we are permitted to follow certain home country corporate governance practices in lieu of certain NYSE American requirements. Spark Networks SE intends to comply with NYSE American requirements applicable to U.S. issuers. However, as a foreign private issuer incorporated in Germany and listed on the NYSE American, in the future, we may choose to follow home country corporate governance practices in lieu of certain NYSE American requirements.

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements.

Not applicable.

Item 18. Financial Statements.

See Financial Statements included at the end of this report.

Item 19. Exhibits.

Exhibits and Financial Statement Schedules

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated May 2, 2017 (included as Annex A to the proxy statement/prospectus forming a part of this Registration Statement and incorporated herein by reference)
3.1†††	Form of Articles of Association of Spark Networks SE
3.2††	Form of Rules of Procedure for the Administrative Board of Spark Networks SE
3.3	Rules of Procedure for the Administrative Board of Spark Networks SE (incorporated by reference to Exhibit 3.1 of the registrant’s Current Report on Form 6-K filed with the Securities and Exchange Commission on November 7, 2017.)
4.1††	Form of Specimen Certificate representing New Spark Ordinary Shares
4.2*	New Spark Deposit Agreement (incorporated by reference to the Form F-6 (File No. 333-220610))
4.3*	Form of New Spark American Depositary Receipt (included in Exhibit 4.2)
4.4

Spark Networks SE Virtual Stock Option Plan, dated November 2017, including forms of agreements (incorporated by reference to Exhibit 4.1 of the registrant’s Registration Statement Form S-8 filed with the Securities and Exchange Commission on December 22, 2017.)

4.5	Spark Networks, Inc. 2007 Omnibus Incentive Plan, including forms of agreements (incorporated by reference to Exhibit 10.6 of Spark Networks, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 9, 2007.)
4.6	Spark Networks SE Virtual Stock Option Plan, dated March 2018
8.1††††	Opinion of Morrison & Foerster LLP as to the material U.S. federal income tax consequences of the Business Combination
10.1	Voting Agreement (included as Annex B to the proxy statement/prospectus forming a part of this Registration Statement)
10.2	Support Agreement (included as Annex C to the proxy statement/prospectus forming a part of this Registration Statement)
10.3	Form of Registration Rights Agreement (included as Annex E to the proxy statement/prospectus forming a part of this Registration Statement)
10.4	Form of Lock-up Agreements (included as Annex D to the proxy statement/prospectus forming a part of this Registration Statement)
10.5†	Loan Agreement dated as of September 21, 2016, among certain stockholders of Affinitas GmbH, as lenders, and Affinitas GmbH, as borrower
10.6†	Securities Purchase Agreement concerning Samadhi SAS, dated as of September 30, 2016, among the Stockholders of Samadhi SAS listed on Schedule A1 and Affinitas
10.7†	Framework Agreement/Master Service Agreement (Contract for colocation services) (English translation) dated as of March 23, 2016, among IPB Internet Provider in Berlin GmbH and Affinitas GmbH
10.8†	General Conditions of Sale (English translation) dated as of October 27, 2010, among Typhon SAS and Samadhi SAS
10.9†	Arrangement between Host Europe Solutions GmbH and Affinitas GmbH, dated May 11, 2015, which is subject to the “Managed Hosting General Terms and Conditions” attached thereto (English Translation)
10.10	Senior Facilities Agreement dated March 28, 2018, among Spark Networks SE, Silicon Valley Bank, as arranger, agent and security agent, the other lenders party thereto from time to time, and certain subsidiaries of Spark Networks SE party thereto. (incorporated by reference to Exhibit 10.1 of the registrant’s Current Report on Form 6-K filed with the Securities and Exchange Commission on April 2, 2018.)

12.1	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
21.1†	List of Subsidiaries of Spark Networks SE
101.INS**	XBRL Instance Document
101.SCH**	XBRL Taxonomy Extension Schema Document
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB**	XBRL Taxonomy Extension Label Linkbase Document
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

†Previously filed on August 16, 2017 as an exhibit to the Registration Statement on Form F-4 (Registration No. 333-220000).

††Previously filed on September 15, 2017 as an exhibit to Amendment No. 1 to the Registration Statement on Form F-4 (Registration No. 333-220000).

†††Previously filed on September 27, 2017 as an exhibit to Amendment No. 2 to the Registration Statement on Form F-4 (Registration No. 333-220000).

††††Previously filed on September 29, 2017 as an exhibit to Amendment No. 4 to the Registration Statement on Form F-4 (Registration No. 333-220000).

* Previously filed on September 25, 2017 as Exhibit 1 to the Registration Statement on Form F-6 (File No. 333-220610).

** To be filed by amendment.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Spark Networks SE

Date: April 25, 2018	By:	/s/ Robert W. O’Hare
Robert W. O’Hare
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Spark Networks SE:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Spark Networks SE and subsidiaries (the Company) as of December 31, 2017 and 2016, and the related consolidated statements of operations and comprehensive loss/income, statements of shareholder’s equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG AG Wirtschaftsprüfungsgesellschaft

We have served as the Company’s auditor since 2013.

April 24, 2018

Leipzig, Germany

Spark Networks SE

Consolidated Balance Sheets

(in € thousands)

	Note	December 31, 2016	December 31, 2017
ASSETS
Non-current assets		20,141	47,148
Intangible assets	5.1	9,634	35,136
Internally generated software		1,007	3,503
Licenses and domains		37	128
Brands and trademarks		2,605	4,917
Intangible assets under development		-	1,090
Other intangible assets		2,661	2,314
Goodwill		3,324	23,184
Property, plant and equipment	5.2	485	2,082
Leasehold improvements		245	186
Other and office equipment		240	373
Property, plant and equipment under construction		-	1,523
Other non-current financial assets	5.4	21	23
Deferred tax assets	5.6	10,001	9,907
Current assets		17,127	22,034
Current trade and other receivables		9,063	13,820
Trade receivables	5.3	4,272	6,814
Other financial current assets	5.4	2,489	3,156
Other assets	5.5	2,302	3,850
Cash and cash equivalents	5.7	8,064	8,214
TOTAL ASSETS		37,268	69,182
SHAREHOLDER'S EQUITY AND LIABILITIES
Shareholder's equity	5.8	(24,723)	19,477
Subscribed capital		25	1,317
Capital reserves		-	48,877
Share-based payment reserve	4.11	2,259	2,747
Accumulated deficit		(27,007)	(32,581)
Accumulated other comprehensive income		-	(883)
Non-current liabilities		33,161	765
Non-current borrowings	5.9	5,850	-
Other non-current provisions	5.10	17	17
Other non-current financial liabilities	5.11	26,280	-
Deferred tax liabilities	5.13	929	725
Non-current deferred income	5.15	85	23
Current liabilities		28,830	48,940
Current borrowings	5.9	5	5,850
Other current provisions	5.10	806	1,159
Current trade and other payables		9,637	21,291
Trade payables	7.1	5,568	11,489
Other financial current liabilities	5.11	1,337	6,515
Other liabilities	5.12	2,732	3,287
Current income tax liabilities	5.14	335	286
Current deferred income	5.15	18,047	20,354
TOTAL SHAREHOLDER'S EQUITY AND LIABILITIES		37,268	69,182

The accompanying notes are an integral part of these consolidated financial statements.

Spark Networks SE

Consolidated Statements of Operations and Comprehensive Loss / Income

(in € thousands, except per share data)

		Years Ended December 31,
	Note	2015	2016	2017

Continuing operations
Revenue	4.1	60,442	73,491	85,637
Cost of revenue	4.3	(44,630)	(51,202)	(58,776)
Gross profit		15,812	22,289	26,861
Other income	4.4	309	126	54
Other operating expenses		(15,193)	(19,742)	(32,030)
Sales and marketing expenses	4.5	(3,036)	(3,919)	(5,540)
Customer service expenses	4.6	(2,357)	(2,791)	(3,971)
Technical operations and development expenses	4.7	(3,849)	(3,305)	(6,428)
General and administrative expenses	4.8	(5,951)	(9,727)	(16,091)
Operating (loss)/profit		928	2,673	(5,115)
Interest income and similar income		30	157	239
Interest expense and similar charges		(103)	(425)	(782)
Net finance expenses	4.9	(73)	(268)	(543)
(Loss)/income before taxes		855	2,405	(5,658)
Income tax benefit (expense)	4.12	(445)	(1,082)	84
(Loss)/profit from continuing operations		410	1,323	(5,574)
Discontinued operations
Loss from discontinued operations, net of tax	4.2	(959)	(632)	-
Net (loss)/profit		(549)	691	(5,574)
Other comprehensive income		-	-	(883)
Total comprehensive (loss)/income for the year		(549)	691	(6,457)
Earnings per share
Basic earnings/(loss) per share (€)	4.13	(21.96)	27.64	(24.23)
Diluted earnings/(loss) per share (€)	4.13	(21.96)	27.64	(24.23)
Earnings per share - continuing operations
Basic earnings/(loss) per share (€)	4.13	16.40	52.92	(24.23)
Diluted earnings/(loss) per share (€)	4.13	16.40	52.92	(24.23)

The accompanying notes are an integral part of these consolidated financial statements.

Spark Networks SE

Consolidated Statement of Shareholder’s Equity

(in € thousands)

			Capital reserves
	Note	Subscribed capital	Treasury share reserves	Other capital reserves	Share-based payment reserve	Accumulated deficit	Accumulated other comprehensive income	Total shareholder's equity
Balance as of January 1, 2015	5.8	25		-	668	(27,149)	-	(26,456)
Net loss for the period		-		-	-	(549)	-	(549)
Comprehensive income for the period ended December 31, 2015		-		-	-	(549)	-	(549)
Share-based compensation		-		-	600	-	-	600
December 31, 2015	5.8	25		-	1,268	(27,698)	-	(26,405)
Net income for the period		-		-	-	691	-	691
Comprehensive income for the period ended December 31, 2016		-		-	-	691	-	691
Share-based compensation	4.11	-		-	991	-	-	991
December 31, 2016	5.8	25		-	2,259	(27,007)	-	(24,723)
Net loss for the period		-		-	-	(5,574)	-	(5,574)
Currency translation adjustment		-		-	-	-	(883)	(883)
Comprehensive income for the period ended December 31, 2017		-		-	-	(5,574)	(883)	(6,457)
Reorganization		945		19,725	-	-	-	20,670
Issuance of new shares		347		29,152	-	-	-	29,499
Purchase of treasury shares in connection with establishing the Chardonnay Trust	5.8	-	(24)	24	-	-	-	-
Share-based compensation	4.11	-		-	488	-	-	488
December 31, 2017	5.8	1,317	(24)	48,901	2,747	(32,581)	(883)	19,477

The accompanying notes are an integral part of these consolidated financial statements.

Spark Networks SE

Consolidated Statements of Cash Flow

(in € thousands)

		Years ended December 31,
	Note	2015	2016	2017
Profit/(loss) for the year		(549)	691	(5,574)
Non-cash items:
Depreciation of property, plant, and equipment	5.2	102	251	203
Amortization of intangible assets	5.1	38	1,027	2,881
Impairment of intangible and long-lived assets		-	-	25
Net finance expenses	4.9	73	268	543
Foreign currency gains and losses	4.9	(84)	(139)	(34)
Gain from the disposal of discontinued operations	4.2	-	(381)	-
Gain/loss on disposal of tangible and intangible assets	5.2	-	18	8
Share-based compensation expense	4.11	600	991	488
Change in operating assets and liabilities:
Change in deferred income	5.15	2,198	2,797	739
Changes in tax positions	4.12	(13)	564	(232)
Change in provisions	5.10	21	608	(594)
Change in other operating assets and liabilities		-	-	16
Changes in working capital:
Change in current trade and other receivables	5.3	(3,208)	(477)	(3,302)
Change in current trade and other payables	7.1	2,288	751	4,162
Cash inflow/outflow from operating activities		1,466	6,969	(671)
Interest paid		-	(129)	(509)
Net cash inflow/outflow from operating activities		1,466	6,840	(1,180)
Interest received		11	-	-
Expenditure for investments in intangible assets	5.1	(7)	(1,845)	(2,418)
Expenditure for investments in property, plant and equipment	5.2	(423)	(147)	(1,755)
Cash acquired in business combinations		-	-	6,606
Cash paid for business combinations, net of cash acquired	2.2	-	(5,643)	-
Settlement of contingent consideration in connection with a business combination		-	-	(295)
Proceeds from the disposal of discontinued operations		-	-	250
Disposal of discontinued operations, net of cash disposed of	4.2	-	18	-
Cash inflow/outflow from investing activities		(419)	(7,617)	2,388
Proceeds from shareholder loans	5.9	-	5,850	-
Settlement of deferred compensation in connection with a business combination		-	-	(1,000)
Proceeds from issuance of capital		-	-	120
Proceeds from bank loans	5.9	-	4	-
Repayment of bank loans		-	-	(5)
Cash inflow/outflow from financing activities		-	5,854	(885)

Change in cash and cash equivalents		1,047	5,077	323
Cash and cash equivalents at January 1		1,940	2,987	8,064
Effects of exchange rate fluctuations on cash				(173)
Cash and cash equivalents at December 31		2,987	8,064	8,214

The accompanying notes are an integral part of these consolidated financial statements.

Spark Networks SE

Notes to Consolidated Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies

1.1	Reporting Entity

Spark Networks SE is domiciled in Germany. The company’s office is at Kohlfurter Str. 41/43, 10999 Berlin, registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Munich, Germany, under HRB 232591. The Group consists of Spark Networks SE (“Spark Networks”) and its fully owned subsidiaries. The Group is a global operator of online dating websites and targets professionals and university-educated singles who are looking for a serious, long-term relationship. The Group reports two reportable segments – North America and International – and operates a portfolio of premium brands including EliteSingles, Jdate, Christian Mingle, SilverSingles, eDarling, JSwipe, and AttractiveWorld in 29 countries and 15 languages. Spark Networks SE is publicly listed on the NYSE American exchange under the ticker symbol “LOV.”

The Group was formed in 2017 through the merger of Affinitas GmbH (“Affinitas”) and Spark Networks, Inc. (“Spark”) with Affinitas as the accounting acquirer and, therefore, the accounting predecessor of Spark Networks. As such, these consolidated financial statements are presented using the pre-combination book values (including comparatives) from the consolidated financial statements of Affinitas. The merger with Spark, which became effective on November 2, 2017, is accounted for as a business combination using the acquisition method.

1.2	Basis of Accounting

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). They were authorized for issuance by the Group’s management board on April 24, 2018.

1.3	Functional and presentation currency

These consolidated financial statements are presented in euro, which is the Group’s presentation currency. All amounts have been rounded to the nearest thousand, unless otherwise indicated. The financial statements of the Group’s foreign subsidiaries are prepared using the local currency as the subsidiary’s functional currency. The Group translates the assets and liabilities into euro using period-end rates of exchange, and revenue and expenses using average rates of exchange for the year. The resulting translation gain or loss is included in accumulated other comprehensive loss and is excluded from net loss.

1.4	Use of judgments and estimates

In preparing these consolidated financial statements, management has made judgments, estimates and assumptions that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively.

Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment in the year ending December 31, 2017 is included in the following notes:

•	recognition and measurement of provisions and contingencies: key assumptions about the likelihood and magnitude of an outflow of resources;

•	impairment test: key assumptions underlying recoverable amounts;

•	classification and measurement of virtual employee share option plan: key assumptions underlying the classification of the virtual employee share-option plans as equity-settled, the Black-Scholes option valuation model to calculate the fair value of granted share-based awards;

•	recognition and measurement of internally generated software: key assumptions about the future economic benefits expected from those intangible assets;

•	recognition of deferred tax assets: availability of future taxable profit against which tax losses carried forward can be used;

•	acquisition of subsidiaries: fair value of the consideration transferred (including contingent consideration) and fair value of the assets acquired and liabilities assumed in accordance with IFRS 3 Business Combinations (“IFRS 3”); and

•	the amount of revenue is based on estimates about future refunds and chargebacks. Revenue is realized to the extent that it is probable that the future economic benefits flow to the Group.

Measurement of fair values

A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.

The Group regularly reviews significant inputs and valuation adjustments.

If third-party information, such as broker quotes or pricing services, is used to measure fair values, then the Group assesses the evidence obtained from the third parties to support the conclusion that these valuations meet the requirements of IFRS, including the level in the fair value hierarchy in which the valuations should be classified.

When measuring the fair value of an asset or a liability, the Group uses observable market data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety at the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Further information about the assumptions made in measuring fair values is included in the following notes:

•	share-based payment arrangements;

•	financial instruments; and

•	assets acquired and liabilities assumed in a business combination (acquisition of subsidiary)

1.5	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the contingent consideration assumed in a business combination, which is measured at fair value on each reporting date.

1.6	New standards, interpretations and amendments to standards and interpretations

A number of new standards and amendments to standards are effective for annual periods beginning after January 1, 2018, and earlier application is permitted; however, the Group has not early adopted the following new or amended standards in preparing these consolidated financial statements.

Standard/Interpretation
IFRS 15	Revenue from contracts with customers
IFRS 16	Leases
IFRS 9	Financial instruments
IFRS 17	Insurance contracts
Amendments to IFRS 15	Amendments to 'Revenue from contracts with customers'
Amendments to IFRS 9	Amendments to 'Financial instruments'
Amendments to IFRS 2	Clarify share-based payment transactions
Amendments to IFRS 4	Amendments regarding implementation of IFRS 9
Amendments to IAS 28	Amendments to IAS 28 regarding long-term interests in associates and joint ventures
Amendments to IAS 40	Amendments regarding transfers of investment property
IFRIC 22	Foreign currency transactions and advance consideration
IFRIC 23	Uncertainty over Income Tax Treatments
Annual Improvements	Annual improvements to IFRS standards 2015-2017 cycle

None of these standards, amendments to standards, or new interpretations are expected to have a significant effect on the consolidated financial statements of the Group (except those discussed below).

The following standards are effective for periods starting on or after January 1, 2018:

IFRS 15 Revenue from Contracts with Customers

IFRS 15 establishes a comprehensive framework for determining whether, how much, and when revenue is recognized. It replaces existing revenue recognition guidance, including IAS 18 Revenue, IAS 11 Construction Contracts and IFRIC 13 Customer Loyalty Programs. IFRS 15 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Group adopted IFRS 15 on January 1, 2018.

The new revenue standard will have an effect on the financial statements of many companies, especially those with multiple element arrangements. The total expected compensation from a contract with multiple performance obligations would be allocated to all performance obligations based on their stand-alone selling prices. As predominantly all of the Group’s performance obligations in its revenue arrangements include access to the Group’s services provided over a contractual period, consistent with current guidance, management does not expect the adoption of IFRS 15 to have a material impact on the amount and timing of revenue recognition in the consolidated financial statements.

The new standard also introduces the net contract position defined as the difference between services provided and payment received to be presented on the balance sheet. The Group commonly collects prepayments for future services. Those prepayments are currently deferred and presented in deferred income. Furthermore, the Group records provisions for estimated refunds. In the future, those amounts will be shown as contract liabilities. At January 1, 2018, the provision for refunds within the financial statement caption Other current provisions of €120 thousand will be reclassified to refund liability within the financial statement caption Other financial current liabilities. Current deferred income of €20,354 thousand will be reclassified to the new financial statement caption Current contract liability. The non-current portion of deferred income of €23 thousand will be reclassified to the new financial statement caption Non-current contract liability.

The standard also requires more extensive disclosures about the nature, amount, timing, and uncertainty relating to revenue and contract balances. Management expects expanded notes disclosures from the application of IFRS 15 in future periods.

IFRS 9 Financial Instruments

In July 2014, the International Accounting Standards Board issued the final version of IFRS 9 Financial Instruments.

IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Group adopted IFRS 9 on January 1, 2018. Management has reviewed its financial assets and liabilities and expects the following impacts:

Classification – Financial assets

IFRS 9 contains a new classification and measurement approach for financial assets that reflects the business model in which assets are managed and their cash flow characteristics.

IFRS 9 contains three principal classification categories for financial assets: measured at amortized cost, fair value through other comprehensive income (FVOCI) and fair value through profit or loss (FVTPL). The standard eliminates the existing IAS 39 categories of held to maturity, loans and receivables and available for sale.

Under IFRS 9, derivatives embedded in contracts where the host is a financial asset in the scope of the standard are never bifurcated. Instead, the hybrid financial instrument as a whole is assessed for classification.

Based on its assessment, the Group does not believe that the new classification requirements, if applied at December 31, 2017, would have had a material impact on its accounting for trade receivables and other financial assets that are managed on a fair value basis.

Impairment – Financial assets and contract assets

IFRS 9 replaces the “incurred loss” model in IAS 39 with a forward-looking expected credit loss (“ECL”) model. This will require considerable judgment as to how changes in economic factors affect ECLs, which will be determined on a probability-weighted basis.

The new impairment model will apply to financial assets measured at amortized cost or FVOCI, except for investments in equity instruments, and to contract assets.

Under IFRS 9, loss allowances will be measured on either of the following bases:

•	12-month ECLs. These are ECLs that result from possible default events within the 12 months after the reporting date; and

•	lifetime ECLs. These are ECLs that result from all possible default events over the expected life of a financial instrument.

Lifetime ECL measurement applies if the credit risk of a financial asset at the reporting date has increased significantly since initial recognition and 12-month ECL measurement applies if it has not. An entity may determine that a financial asset’s credit risk has not increased significantly if the asset has low credit risk at the reporting date. However, lifetime ECL measurement always applies for trade receivables and contract assets without a significant financing component; an entity may choose to apply this policy also for trade receivables and contract assets with a significant financing component.

The Group believes that despite the change from an incurred loss to expected credit loss model, impairment allowances for trade receivables and other financial assets will not be materially different from what they would be if the Group continued its current accounting policies.

Classification – Financial liabilities

IFRS 9 largely retains the existing requirements in IAS 39 for the classification of financial liabilities.

However, under IAS 39 all fair value changes of liabilities designated as at FVTPL are recognized in profit or loss, whereas under IFRS 9 these fair value changes are generally presented as follows:

•	the amount of change in the fair value that is attributable to changes in the credit risk of the liability is presented in OCI; and

•	the remaining amount of change in the fair value is presented in profit or loss.

The Group has not designated any financial liabilities at FVTPL and the Group has no current intention to do so. The Group’s preliminary assessment did not indicate any material impact if IFRS 9’s requirements regarding the classification of financial liabilities were applied at December 31, 2017.

Disclosures

IFRS 9 will require extensive new disclosures, in particular about hedge accounting, credit risk and expected credit losses. The Group’s preliminary assessment included an analysis to identify data gaps against current processes and the Group plans to implement the system and controls changes that it believes will be necessary to capture the required data. The assessment is ongoing.

IFRS 16 Leases

IFRS 16 introduces a single, on-balance sheet lease accounting model for lessees. A lessee recognizes a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. There are optional exemptions for short-term leases and leases of low value items. Lessor accounting remains similar to the current standard – i.e. lessors continue to classify leases as finance or operating leases.

IFRS 16 replaces existing leases guidance including IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases—Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

The standard is effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted for entities that apply IFRS 15 Revenue from Contracts with Customers at or before the date of initial application of IFRS 16.

Management has assessed the impact of the guidance and expects an immaterial negative impact on its operating results and an increase in its assets and liabilities in the Consolidated Balance Sheet of approximately €1,000 thousand.

Note 2. Basis of consolidation

The accompanying consolidated financial statements include the accounts of Spark Networks as the parent company and all of its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated upon consolidation.

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

The Group accounts for business combinations using the acquisition method when control is transferred to the Group. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Under the acquisition method of accounting, Spark Network allocates the fair value of purchase consideration to the tangible assets acquired, liabilities assumed, and intangible assets acquired based on their estimated fair values. The excess of the purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. Such valuations require Spark Networks’ management to make significant estimates and assumptions, especially with respect to estimating the fair value and expected useful life assigned to each class of assets and liabilities acquired. Different classes of assets will have varying useful lives.

Spark Networks’ management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. During the measurement period, which can be up to one year from the acquisition date, Spark Networks may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments are recorded in net financial results in the Consolidated Statements of Comprehensive Loss/Income.

Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase is recognized in profit or loss immediately. Transaction costs are expensed as incurred. The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in profit or loss. Any contingent consideration is measured at fair value at the date of acquisition. If an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as equity, then it is not remeasured and settlement is accounted for within equity. Otherwise, other contingent consideration is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognized in profit or loss.

2.1	Group composition

The consolidated financial statements comprise the following fully consolidated subsidiaries:

Entity	Equity Share as of December 31, 2016	Equity Share as of December 31, 2017
Spark Networks Services GmbH (previously, Affinitas GmbH)	100%[1]	100%
Samadhi SAS (acquired on September 30, 2016)	100%	100%
Spark Networks, Inc. (acquired on November 2, 2017)	-	100%
Spark Networks Limited (acquired on November 2, 2017)	-	100%
LOV USA, LLC (acquired on November 2, 2017)	-	100%
Spark Networks USA, LLC (acquired on November 2, 2017)	-	100%
Spark Networks (Israel) Limited (acquired on November 2, 2017)	-	100%
JDate Limited (acquired on November 2, 2017)	-	100%
HurryDate, LLC (acquired on November 2, 2017)	-	100%
MingleMatch, Inc. (acquired on November 2, 2017)	-	100%
Kizmeet, Inc. (acquired on November 2, 2017)	-	100%
Reseaux Spark Canada Ltd. (acquired on November 2, 2017)	-	100%
SocialNet, Inc. (acquired on November 2, 2017)	-	100%
SN Events, Inc. (acquired on November 2, 2017)	-	100%
SN Holdco, LLC (acquired on November 2, 2017)	-	100%
Smooch Labs, Inc. (acquired on November 2, 2017)	-	100%

1In the previous year’s consolidated financial statements Affinitas GmbH was the parent of the Group. As predecessor of Spark Networks SE, Affinitas’ consolidated financials are carried forward.

2.2	Merger with Spark Networks, Inc. on November 2, 2017

On May 2, 2017, Affinitas entered into a merger agreement (the “Affinitas / Spark Merger”) with Spark, a publicly listed company located in Los Angeles, California, United States of America, pursuant to which the parties agreed to combine the businesses of Spark and Affinitas under Spark Networks SE. Spark Networks SE was formed at the end of March 2017 and was acquired by Affinitas in April 2017 for the purpose of effecting the business combination and becoming the ultimate holding company. The merger became effective as of November 2, 2017 and is accounted for as a business combination in accordance with IFRS 3, whereby Affinitas is the accounting acquirer.

The Affinitas / Spark Merger was effected in three principal steps:

•	Affinitas Share Transfer: Each stakeholder has purchased stakeholder’s pro rata share of the 120,000 Spark Networks Ordinary Shares previously owned by Affinitas for a total purchase price among all Affinitas stakeholders of €132 thousand, of which €120 thousand is related to the purchase of 120,000 Spark Networks Ordinary Shares and €12 thousand is related to transaction-related expenses.

•	Affinitas Share Exchange: Following the Affinitas Share Transfer, Spark Networks acquired all of the Affinitas Shares from the Affinitas stakeholders in exchange for 849,861 Spark Networks Ordinary Shares and a payment by Spark Networks to the respective stakeholders of Affinitas of €5,730 thousand, after which Affinitas became a wholly owned subsidiary of Spark Networks and the former Affinitas stakeholders own all of the outstanding Spark Networks Ordinary Shares.

•	Merger: Immediately after the Affinitas Share Exchange, Spark and Affinitas merged, with Spark surviving as a wholly-owned subsidiary of Spark Networks. In the Merger, each outstanding Spark Share has been converted into the right to receive a number of Spark Networks American Depositary Shares (“ADSs”) equal to the Adjustment Ratio, with each Spark Networks ADS representing 0.1 Spark Networks Ordinary Shares.

Spark, which was incorporated in 1998, is a leader in creating communities that help individuals form life-long relationships with others that share their interests and values. Spark’s core properties, Jdate and Christian Mingle, are communities geared towards singles of the Jewish and Christian faiths. Through Spark’s websites and mobile applications, Spark helps members search for and communicate with other like-minded individuals. Along with these two core brands, Spark also operates a number of other niche-focused and international websites and mobile applications and maintains a physical presence in the United States.

The combination of Spark and Affinitas helps to create one of the world’s premier online dating platforms and creates a strong platform with the executive knowledge, operational experience and financial means to continue to grow organically and through acquisitions in an expanding and attractive digital industry.

The consideration transferred by Spark Networks to acquire 100% of the outstanding shares of Spark is comprised of the fair value of the Spark Networks Ordinary Shares issued to Spark stakeholders in connection with the closing of the Affinitas / Spark Merger on November 2, 2017 at a fixed ratio.

Neither Spark Networks nor Affinitas were public reporting companies at the time of the merger; therefore, fair value of their respective shares of common stock was not readily available. As Spark’s common stock was publicly traded in the active market, Affinitas’s and Spark’s management determined that Spark’s common stock was a more reliable measure to determine fair value of the consideration transferred in the Affinitas / Spark Merger. Using this approach, the purchase price was calculated as follows:

Spark Networks, Inc.
(in thousands)
Spark common stock outstanding as of November 2, 2017	34,701
Multiplied by Adjustment Ratio	0.1
New Spark ADSs to be issued, as converted	3,470

Spark common stock per share price as of November 2, 2017	$0.99
USD to EUR exchange rate as of November 2, 2017	0.8587
Spark common stock per share price as of November 2, 2017	€0.85
Divided by Adjustment Ratio	0.1
Per share fair value of Spark common stock as of November 2, 2017	€8.50
Fair value of New Spark ADSs to be issued pursuant to the Business Combination	€29,499

Per the terms of the Affinitas / Spark Merger and the reorganization of the existing group prior to the business combination, Affinitas’s shareholders received a cash payout of €5,730 thousand and paid €132 thousand, of which €120 thousand is related to the purchase of 120,000 Spark Network Ordinary Shares and €12 thousand is related to transaction-related expenses. Those transaction-related expenses of €12 thousand have been included in “General and administrative expenses.”

The following table summarizes the recognized amounts of assets acquired and liabilities assumed at the date of acquisition:

in thousands	Acquisition date fair values
Goodwill	€20,453
Intangible assets	6,243
Property, plant and equipment	81
Non-current assets	27
Trade receivables	336
Other current assets	1,424
Cash and cash equivalents	6,606
Total assets	35,170
Current liabilities	(4,071)
Other liabilities	(41)
Deferred income	(1,559)
Net assets acquired	€29,499

The goodwill balance is primarily attributed to the assembled workforce, expanded market opportunities and cost and other operating synergies anticipated upon the integration of the operations of Affinitas and Spark.

The group incurred costs relating to the merger of €7,520 thousand.

For the two months ended December 31, 2017, Spark contributed revenue of €2,719 thousand and losses of €2,679 thousand to the Group’s results. If the acquisition had occurred on January 1, 2017, management estimates that consolidated revenue would have been €105,911 thousand. In determining these amounts, management applied adjustments required under the acquisition method of accounting, including a reduction in revenue of €943 thousand due to the write-offs of deferred revenue at the assumed date in the year ended December 31, 2017.

Note 3. Significant accounting policies

3.1	Revenue Recognition and Deferred Revenue

The Group derives substantially all of its revenue from subscription fees. Revenue is presented net of credits and refunds. Credit card chargebacks are included in general and administrative expenses. The Group recognizes revenue in accordance with IAS 18. Revenue recognition occurs ratably over the subscription period, beginning when the amount of revenue can be measured reliably, and it is probable that the economic benefits associated with the transaction will flow to the entity. The Group commences to recognize revenue when access has been granted and the criteria above are fulfilled. Subscribers pay in advance subject to certain conditions identified in the Group’s terms and conditions. Fees collected in advance for subscriptions are deferred and recognized as revenue using the straight-line method over the term of the subscription.

For revenue earned through certain mobile applications, including iOS and Android, the Group recognizes subscription revenues gross of the application processing fees primarily because the Group is the primary obligor and it has the contractual right to determine the price paid by the subscriber. The Group records the related application processing fees as cost of revenue in the period incurred.

The Group also earns a small amount of revenue from advertising sales. The Group records advertising revenue as it is earned and it is included in the total revenue of each segment that generates advertising sales.

3.2	Cost of Revenue

Cost of revenue consists primarily of direct marketing costs, compensation and other employee-related costs for personnel dedicated to maintaining Spark Networks’ data centers, data center expenses, credit card fees and mobile application processing fees. The Group incurs substantial advertising expenses in order to generate traffic to our websites. These advertising costs consist of offline marketing, particularly television and out-of-home advertising, as well as online advertising and are directly attributable to the revenue the Group receives from its subscribers.

3.3	Employee benefits

Short-term employee benefits are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

Share-based payment arrangements

Share-based compensation expense reflected in our consolidated financial statements consists of expense related to equity-based compensation plans that were independently established by Affinitas in 2013 and Spark in 2007 before the Affinitas / Spark Merger, in addition to an equity compensation plan established by Spark Networks in November 2017 following the close of the Affinitas / Spark Merger. Share-based compensation expense incurred in periods prior to the close of the Affinitas / Spark Merger resulted solely from share-based compensation granted by Affinitas.

Under the Affinitas virtual employee share option plan (“Affinitas VESOP”), Spark Networks has a choice of settlement whereby the cash amount or equal value in shares to be received by the beneficiaries for a single vested option shall equal the price or proceeds per common share in case of a change in control event (“Share Sale”) or an Initial Public Offering (“IPO”) of Affinitas’s shares minus the exercise price. In connection with the merger, shareholders of Affinitas elected to settle all the options outstanding at the merger date at a fixed valuation of €3,839 thousand, which was equivalent to a total equity value of €90 million for Affinitas. This equity value of Affinitas was determined based on the Spark share price and the exchange ratio that Affinitas and Spark agreed on in relation to the merger.

Our policy is to avoid cash payments to participants if possible, which means that settlement of the outstanding options is expected to be made in shares. Based on this stated policy, the arrangement is classified as equity-settled unless settlement in cash is most probable.

In connection with the Affinitas / Spark Merger, Spark established the Chardonnay Trust, with the purpose of holding such number of shares of Spark Networks SE ADSs as shall be necessary to satisfy the obligations under all unexercised Spark stock options awarded under the Spark 2007 Omnibus Incentive Plan (“Spark 2007 Plan”). Following the completion of the Affinitas / Spark Merger, Spark no longer has any rights to revoke or amend the Chardonnay Trust  in a manner that is detrimental to Spark 2007 Plan participants.

Each Spark stock option was converted into an award to acquire ADSs from the Chardonnay Trust, on the same terms and conditions as were applicable under the Spark stock option, and subject to adjustment based on the exchange ratio stipulated in the merger agreement. The shares underlying the ADSs held in the Chardonnay Trust are recognized as treasury stock within the Consolidated Statement of Shareholder’s Equity.

Only nonqualified stock options are outstanding as of the merger date. These equity-settled options are exercisable after vesting.

Under the Spark Networks virtual stock option plan established in 2017 (“Spark Networks 2017 VSOP”) Spark Networks has a choice of settlement whereby the cash amount or equal value in shares to be received by the beneficiaries for a single vested option shall equal the market price per Spark Networks ADS minus the exercise price. Our policy is to avoid cash payments to participants if possible, which means that settlement of the outstanding options is expected to be made in Spark Networks ADSs. Based on this stated policy, the arrangement is classified as equity-settled unless settlement in cash is most probable.

The grant-date fair value of equity-settled share-based payment arrangements granted to employees is generally recognized as an expense, with a corresponding increase in shareholder’s equity, over the vesting period of the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant-date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes. Depending on the grant, Spark Networks recognizes compensation expense on a straight-line basis from the beginning of the service period, even when the grant date is subsequent to the service commencement date. During the period between service commencement date and grant date, the share-based payment expense recognized is based on an estimated grant date fair value of the award. Once the grant date has been established for equity-settled awards, the estimated fair value is revised so that the expense recognized is based on the actual grant date fair value of the equity instruments granted. For specific grants, Spark Networks recognizes compensation expense over the period in which services are received, which is determined per participant based on the graded vesting schedule. For awards with graded-vesting features, each installment of the award is treated as a separate grant. This means that each installment is separately expensed over the related vesting period.

Spark Networks estimates the fair value of each stock option grant using the Black-Scholes or Monte Carlo simulation option-pricing model, which uses as inputs the fair value per Spark Networks share and assumptions Spark Networks makes with respect to the volatility of Spark Networks shares, the expected terms of Spark Networks’ stock options, the risk-free interest rates for a period that approximates the expected term of the stock option and the expected dividend yield.

Defined contribution plans

Obligations for contributions to defined contribution plans are expensed as the related service is provided. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.

Defined benefit plans

Defined benefit pension plans consisted of unfunded plans, where benefits are paid directly by the Group and the related obligation is covered by a provision corresponding to the present value of future benefit payments. The provision was related to employees of Samadhi and was released in the fourth quarter of 2016.

Termination benefits

Termination benefits are recognized at the earlier of when the Group can no longer withdraw the offer of those benefits and when the Group recognizes costs for a restructuring under IAS 37 Provisions, Contingent Liabilities and Contingent Assets. If benefits are not expected to be settled wholly within 12 months of the reporting date, then they are discounted.

3.4	Lease payments

Payments made under operating lease agreements are recognized in profit or loss on a straight-line basis over the term of the lease.

3.5	Finance income and finance costs

The Group’s finance income and finance costs include interest income and expense, translation gains and losses, as well as any change in the fair value of contingent consideration classified as financial liability. Interest income or expense is recognized using the effective interest method.

3.6	Income tax

Income tax expense comprises current and deferred tax. It is recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive loss/income.

Current tax

Current tax is based on the taxable income or loss for the year and any adjustment to the tax payable or receivable in respect of previous years. The amount of current tax is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. It is measured using tax rates enacted or substantively enacted at the reporting date.

Deferred tax

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for:

•	temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;

•	temporary differences related to investments in subsidiaries, associates and joint arrangements to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future; and

•	taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Future taxable profits are determined based on business plans for individual subsidiaries in the Group and the reversal of temporary differences. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized; such reductions are reversed when the probability of future taxable profits improves.

Unrecognized deferred tax assets are reassessed at each reporting date and recognized to the extent that it has become probable that future taxable profits will be available against which they can be used. Deferred tax is measured at the tax rates that are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The measurement of deferred tax reflects the tax consequences that would follow from the manner in which the Group expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities. Deferred tax assets and liabilities are offset only if certain criteria are met.

Accordingly, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax basis. In assessing the potential realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the Group’s tax loss carryforwards remain deductible.

3.7	Prepaid Advertising Expenses

The Group regularly pays in advance for online and offline advertising, and expenses the prepaid amounts as cost of revenue over the contract periods as the vendor delivers on its commitment. The Group evaluates the realization of prepaid amounts at each reporting period and expenses prepaid amounts if the applicable vendor is unable to deliver on its commitment and is not willing or able to repay the undelivered prepaid amounts. Prepaid expenses are shown as non-financial assets.

3.8	Business Combinations

From time to time, the Group acquires the stock or specific assets of companies in transactions that may be considered to be business acquisitions under IFRS 3 Business Combinations. Under the acquisition method of accounting, the Group allocates the fair value of purchase consideration to the tangible assets acquired, liabilities assumed, and intangible assets acquired based on their estimated fair values. The excess of the purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. Such valuations require the Group’s management to make significant estimates and assumptions, especially with respect to estimating the fair value and expected useful life assigned to each class of assets and liabilities acquired. Different classes of assets will have varying useful lives. For example, the useful life of a member database, which was two years in the acquisition of Samadhi, is not the same as the useful life of a paying subscriber list, which is typically two to six months, or a domain name, which is was 20 years for Samadhi. Consequently, to the extent a longer-lived asset is ascribed greater value under the purchase method than a shorter-lived asset, there may be less amortization recorded in a given period or no amortization for indefinite lived intangibles.

The Group’s management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. During the measurement period, which can be up to one year from the acquisition date, the Group may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments are recorded in net financial result in the consolidated statement of comprehensive income/loss.

3.9	Discontinued operation

A discontinued operation is a component of the Group’s business, the operations and cash flows of which can be clearly distinguished from the rest of the Group and which:

•	represents a separate major line of business or geographic area of operations;

•	is part of a single coordinated plan to dispose of a separate major line of business or geographic area of operations; or

•	is a subsidiary acquired exclusively with a view to re-sale.

Classification as a discontinued operation occurs at the earlier of disposal or when the operation meets the criteria to be classified as held for sale. When an operation is classified as a discontinued operation, all attributable income and expenses as well as related income taxes are presented as “loss from discontinued operations” in the statement of comprehensive loss/income as if the operation had been discontinued from the start of the comparative year. The elimination of intra-group transactions is presented following the general consolidation method by eliminating income at the servicing entity and the related expenses at the receiving entity.

3.10	Intangible assets and goodwill

Recognition and measurement of goodwill and intangible assets with indefinite life

Goodwill arising from the acquisition of subsidiaries is measured at cost less accumulated impairment losses.

The Group’s goodwill represents the excess of the purchase price over the fair value of the net assets acquired resulting from business acquisitions. Intangible assets resulting from the acquisitions of entities in a business combination are recorded using the acquisition method of accounting and estimated by management based on the fair value of assets received.

Management reviews the potential impairment of goodwill and indefinite lived intangible assets at least annually, or more frequently if events or changes in circumstances indicate that the carrying value of goodwill may not be recoverable.

Recognition and measurement of intangible assets with finite life

Intangible assets with finite useful lives are amortized using the straight-line method over their estimated useful lives. In addition to the recoverability assessment, management routinely reviews the remaining estimated useful lives of its amortizable intangible assets. If the Group reduces its estimate of the useful life assumption for any asset, the remaining unamortized balance would be amortized over the revised estimated useful life.

Development expenditure is capitalized only if the expenditure can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable and the Group intends to and has sufficient resources to complete development and to use or sell the asset. Otherwise, it is recognized in profit or loss as incurred. Costs incurred in the planning and post-implementation stages of a project are expensed as incurred while direct and indirect costs associated with the development phase are capitalized and amortized on a straight-line basis over the estimated useful lives. Costs associated with minor enhancements and maintenance are included in expenses in the accompanying Consolidated Statements of Operations and Comprehensive Loss/Income. Subsequent to initial recognition, development expenditure is measured at cost less accumulated amortization and any accumulated impairment losses.

The estimated useful lives of intangible assets for current and comparative periods are as follows:

•	Internally generated software: 3 - 6 years

•	Licenses and domains: 2 - 5 years

•	Brands and trademarks: 10 - 20 years, indefinite

•	Other intangible assets: 1 - 5 years

Impairment of non-financial assets

Management assesses the potential impairment of assets, which include intangible assets, whenever changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Events and circumstances that may indicate that an asset is impaired may include significant decreases in the market value of an asset or the Group’s common stock, a significant decline in actual or projected revenue, a change in the extent or manner in which an asset is used, shifts in technology, loss of key management or personnel, changes in the Group’s operating model or strategy and competitive forces, as well as other factors. In addition, goodwill is tested annually for impairment.

For impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or cash-generating units (“CGU”). Goodwill arising from a business combination is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination. The Group determined an operating segment to be the CGU for impairment testing purposes.

If events and circumstances indicate that the carrying amount of an asset may not be recoverable and the expected discounted future cash flows attributable to the asset or CGU are less than the carrying amount of the asset, an impairment loss equal to the excess of the asset’s carrying value over its estimated recoverable amount is recorded. The recoverable amount is determined based on the present value of estimated expected future cash flows using a discount rate commensurate with the risk involved, and quoted market prices or appraised values, depending on the nature of the assets. Fair value measurements utilized for assets under nonrecurring measurements were measured with Level 3 unobservable inputs.

Subsequent expenditure

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

3.11	Property, plant and equipment

Recognition and measurement

Items of property, plant and equipment are measured at cost, which includes capitalized borrowing costs, less accumulated depreciation and any accumulated impairment losses. If significant parts of an item of property, plant and equipment have different useful lives, then they are accounted for as separate items (major components) of property, plant and equipment.

Any gain or loss on disposal of an item of property, plant and equipment is recognized in profit or loss.

Depreciation

Property and equipment is stated at cost, net of accumulated depreciation, which is provided using the straight-line method over the estimated useful life of the asset.

The estimated useful lives of property, plant, and equipment for current and comparative periods are as follows:

•	Leasehold improvements: the shorter of the lease term or 5 years

•	Other and office equipment: 3 - 5 years

Upon the sale or retirement of property or equipment, the cost and related accumulated depreciation and amortization are removed from the Group’s Consolidated Balance Sheet with the resulting gain or loss, if any, reflected in the Group’s consolidated statement of comprehensive income.

Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

3.12	Financial instruments

The Group classifies non-derivative financial assets into the category loans and receivables.

The Group classifies non-derivative financial liabilities into the following categories: financial liabilities at fair value through profit or loss designated upon initial recognition and other financial liabilities.

Non-derivative financial assets and financial liabilities – Recognition and derecognition

The Group initially recognizes loans and receivables and debt securities issued on the date when they are originated. All other financial assets and financial liabilities are initially recognized on the trade date when the entity becomes a party to the contractual provisions of the instrument.

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred, or it neither transfers nor retains substantially all of the risks and rewards of ownership and does not retain control over the transferred asset. Any interest in such derecognized financial assets that is created or retained by the Group is recognized as a separate asset or liability.

The Group derecognizes a financial liability when its contractual obligations are discharged or cancelled, or expire.

Financial assets and financial liabilities are offset and the net amount presented in the balance sheet when, and only when, the Group currently has a legally enforceable right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

The Group’s credit card processors regularly withhold deposits and maintain balances, which are presented as other financial assets.

Non-derivative financial assets - Loans and receivables – Measurement

Assets classified as loans and receivables are initially measured at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at amortized cost using the effective interest method.

Non-derivative financial liabilities – Measurement

Non-derivative financial liabilities are initially measured at fair value less any directly attributable transaction costs. Subsequent to initial recognition, these liabilities are measured at amortized cost using the effective interest method.

3.13	Preferred Shares

The Group’s preferred shares were classified as financial liabilities, because the Group had the obligation to make contractual payments to shareholders in case of defined liquidity events. The preferred shares were measured at amortized cost. See Note 5.8.

3.14	Provisions

Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

Legal Contingencies

The Group is currently involved in certain legal proceedings, as discussed in Note 8.2. To the extent that a loss related to a contingency is reasonably estimable and probable, the Group accrues an estimate of that loss. Because of the uncertainties related to both the amount and range of loss on certain pending litigation, the Group may be unable to make a reasonable estimate of the liability that could result from an unfavorable outcome of such litigation. As additional information becomes available, the Group will assess the potential liability related to such pending litigation and make, or if necessary, revise its estimates. Such revisions in the Group’s estimates of the potential liability could materially impact its consolidated results of operations and consolidated financial position.

Refunds

A provision for refunds is recognized when the underlying services are sold, based on historical refund data and a weighting of possible outcomes against their associated probabilities.

Restructuring

A provision for restructuring is recognized when the Group has approved a detailed and formal restructuring plan, and the restructuring either has commenced or has been announced publicly. Future operating losses are not provided for.

3.15	Earnings per share

The Group presents earnings per share data for its common shares. Earnings per share is calculated by dividing the net income of the period by the weighted average number of common shares outstanding during the period.

3.16	Segment Reporting

Segment reporting requires the use of the management approach in determining the reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker for making operating decisions and assessing performance. The Group’s internal financial reporting includes separate data for each country, and all countries other than the United States and Canada (together, “North America”) have been aggregated into one reportable segment as the business model and long-term margin expectations are similar. The Group reports two separate reportable segments: (1) North America, which consists of Spark Networks’ operations in the United States and Canada; and (2) International, which consists of all other operations except for the United States and Canada.

The performance of the operating segments is measured on the basis of revenue and direct marketing costs only. Due to the Group’s integrated business structure, costs and expenses other than direct marketing expenses are not allocated to the individual reportable segments. As such, The Group does not measure operating profit or loss by segment for internal reporting purposes.

Note 4. Notes on the consolidated statements of operations

4.1	Operating segments

Basis for segmentation

The management board of Spark Networks is the Group’s chief operating decision maker (“CODM”).

In line with the management approach, the operating segments were identified on the basis of the Group's internal reporting. Internal reporting is the basis for the allocation of resources and the evaluation of the performance of the operating segments by the management board. On this basis, the Group’s business activity is segmented according to the countries it operates in.

The performance of the operating segments is measured on the basis of revenue and direct marketing costs only. Due to the Group’s integrated business structure costs and expenses, other than direct marketing expenses, are not allocated to the individual reportable segments. As such, the Group does not measure operating profit or loss by segment for internal reporting purposes. Assets are not allocated to the different business segments for internal reporting purposes.

In particular, for internal management reporting purposes, the CODM reviews cash collections from customers and the related estimates of the resulting recognized revenue before deductions for the reversal of adjustments to revenue in connection with the amortization of the fair value adjustment of deferred income from the Spark Merger and Samadhi Acquisition. In addition, when making operating decisions and assessing performance, the CODM only reviews direct marketing costs excluding personnel-related and certain other expenses, which are being presented as direct marketing costs in the IFRS consolidated statement of comprehensive income/loss.

Information about reportable segments

While the CODM receives separate information for each country, all countries other than the USA and Canada (together, North America) have been aggregated into one reportable segment as the business model and long-term margin expectations are similar. This means that the Group reports the two reportable segments as North America and International.

Following the Affinitas / Spark Merger, internal management reporting was adjusted to reflect the new group composition. The segment report for the comparative period was restated to reflect the current management approach.

Reconciliations of information on reportable segments to IFRS measures

2015 in € thousands	North America	International	Total
Revenue	5,268	55,174	60,442
Direct marketing expenses	(8,355)	(34,234)	(42,589)
Contribution margin	(3,087)	20,940	17,853

Cost of revenue
Data center expenses			(626)
Credit card fees			(1,287)
Mobile application processing fees			(128)
Gross profit			15,812
Other income			309
Other operating expenses
Sales and marketing expenses			(3,036)
Customer service expenses			(2,357)
Technical operations and development expenses			(3,849)
General and administrative expenses			(5,951)
Operating profit			928

Interest income and similar income			30
Interest expense and similar charges			(103)
Net finance expenses			(73)

Income/(loss) before taxes			855
Income taxes			(445)
Profit from continuing operations			410

2016 in € thousands	North America	International	Total
Revenue	16,004	57,487	73,491
Direct Marketing expenses	(15,059)	(33,311)	(48,370)
Contribution margin	945	24,176	25,121

Cost of revenue
Data center expenses			(726)
Credit card fees			(1,471)
Mobile application processing fees			(635)
Gross profit			22,289
Other income			126
Other operating expenses
Sales and marketing expenses			(3,919)
Customer service expenses			(2,791)
Technical operations and development expenses			(3,305)
General and administrative expenses			(9,727)
Operating profit			2,673

Interest income and similar income			157
Interest expense and similar charges			(425)
Net finance expenses			(268)

Income before taxes			2,405
Income taxes			(1,082)
Profit from continuing operations			1,323

2017 in € thousands	North America	International	Total
Revenue	24,574	61,063	85,637
Direct Marketing expenses	(17,980)	(35,489)	(53,469)
Contribution margin	6,594	25,574	32,168

Cost of revenue
Data center expenses			(1,964)
Credit card fees			(1,549)
Mobile application processing fees			(1,794)
Gross profit			26,861
Other income			54
Other operating expenses
Sales and marketing expenses			(5,540)
Customer service expenses			(3,971)
Technical operations and development expenses			(6,428)
General and administrative expenses			(16,091)
Operating profit			(5,115)

Interest income and similar income			239
Interest expense and similar charges			(782)
Net finance expenses			(543)
Loss before taxes			(5,658)
Income tax benefit			84
Loss from continuing operations			(5,574)

Geographic information

The Group operates across the world generating revenue from different countries. It has allocated its total revenue to countries based on where the revenue is generated and has deemed countries as material and separately disclosed where they make up more than 10% of its revenue or non-current assets.

Revenue in € thousands	2015	2016	2017
USA	1,117	10,176	17,861
France	10,878	12,655	17,859
UK	5,621	7,153	8,803
Germany	6,084	5,326	3,764
Other countries	36,742	38,181	37,350
	60,442	73,491	85,637

Non-current assets in € thousands	2015	2016	2017
USA	-	-	25,814
France	-	3,829	6,459
Germany	537	1,790	4,733
Other countries	-	-	212
	537	10,119	37,218

Non-current assets exclude financial instruments and deferred tax assets.

Major customers

Given the nature of the business, there is no one single customer that is significant to the Group.

4.2	Discontinued operations

On December 29, 2016, the Group sold its interest in Top 10. Management committed to a plan to sell this operation in 2016, following a strategic decision to place greater focus on the Group’s key competencies.

During the year ended December 31, 2016, Affinitas supplied employees to Top 10 and Top 10 provided direct marketing services to Affinitas. All intra-group transactions and balances have been fully eliminated in the consolidated financial statements.

Results of discontinued operations

in € thousands	Note	2015	2016	2017
Revenue		2,734	3,667	-
Expenses		(4,067)	(5,168)	-
Results from operating activities		(1,333)	(1,501)	-
Income tax		374	488	-
Results from operating activities, net of tax		(959)	(1,013)	-
Gain on sale of discontinued operation		-	381	-
Profit (loss) from discontinued operations, net of tax		(959)	(632)	-
Earnings per share - discontinued operations
Basic loss per share (€)	4.13	(38.36)	(25.28)	-
Diluted loss per share (€)	4.13	(38.36)	(25.28)	-

Cash flows from discontinued operations

in € thousands	Note	2015	2016	2017
Net cash from operating activities		(879)	(635)	-
Net cash from investing activities		-	18	250
Net cash flows for the year		(879)	(617)	250

Effects of disposal on the consolidated balance sheet of the Group

in € thousands	Note	2016
Property, plant and equipment	5.2	(7)
Trade and other receivables	5.3	(402)
Cash and cash equivalents	5.7	(232)
Current trade and other payables	5.11 / 5.12	768
Provisions	5.1	4
Net assets and liabilities		131
Consideration received, satisfied in cash		250
Cash and cash equivalents disposed of		(232)
Net cash inflows		18

4.3	Cost of revenue

For the years ended December 31, 2015, 2016 and 2017, cost of revenue was as follows:

in € thousands	2015	2016	2017
Direct Marketing expenses	42,589	48,370	53,469
Credit card fees	1,287	1,471	1,549
Data center expenses	626	726	1,964
Mobile application processing fees	128	635	1,794
Total cost of revenue	44,630	51,202	58,776

The increase in cost of revenue from 2015 to 2017 was primarily attributable to increases in direct marketing costs within the North America segment. Additionally, mobile application processing fees increased due to increases in the proportion of customer subscriptions sold through the Apple App Store and the Google Play Store.

4.4	Other income

For the years ended December 31, 2015, 2016 and 2017, other income was as follows:

in € thousands	2015	2016	2017
Repayments and reimbursements	78	74	-
Other income	231	52	54
Total other income	309	126	54

4.5	Sales and marketing expenses

For the years ended December 31, 2015, 2016 and 2017, the following table shows the different types of expenses recorded as sales and marketing:

in € thousands	2015	2016	2017
Personnel	2,343	2,795	2,921
Depreciation and amortization	31	741	1,723
Other	559	260	705
Office expenses	103	123	191
Total sales and marketing expenses	3,036	3,919	5,540

The increase in sales and marketing expenses from 2015 to 2016 was a result of the Samadhi acquisition. The brands and trademarks recognized in the course of the Samadhi purchase price allocation resulted in increased amortization expenses. The increase in sales and marketing expenses from 2016 to 2017 was primarily attributable to higher personnel expenses caused by hiring to grow the sales and marketing team and termination costs. The increase was also attributable to increased amortization expenses resulting from the amortization of acquired intangible assets resulting from the Affinitas / Spark Merger.

4.6	Customer service expenses

For the years ended December 31, 2015, 2016 and 2017, the following table shows the different types of expenses recorded as customer service:

in € thousands	2015	2016	2017
Personnel	1,747	1,651	2,153
Third-party services	450	965	1,589
Office expenses	107	109	146
Depreciation and amortization	35	53	62
Other	18	13	21
Total customer service expenses	2,357	2,791	3,971

The increase in customer service expenses from 2015 to 2017 was primarily attributable to increases in third-party services. In late 2016, Spark Networks reduced its overall customer service personnel and engaged external service providers to improve its reaction to peaks in customer service requests. The net increase in customer service expenses in 2017 was due to €276 thousand of expense from Spark since the date of the Affinitas / Spark Merger, or 23.4% of the 2017 increase, in conjunction with the addition of resources to support higher customer claim volumes within the North America segment.

4.7	Technical operations and development expenses

For the years ended December 31, 2015, 2016 and 2017, the following table shows the different types of expenses recorded as technical operations and development:

in € thousands	2015	2016	2017
Personnel	3,436	3,531	5,712
Depreciation and amortization	35	445	1,259
Data processing costs	270	353	1,364
Office expenses	105	114	166
Other	3	48	63
Capitalized development costs	-	(1,186)	(2,136)
Total technical operations and development expenses	3,849	3,305	6,428

Technical operations and development expenses decreased from 2015 to 2016, due to the capitalization of development costs for a unified technology platform. The decrease in expenses was partially offset by an increase in personnel expenses due to higher average salaries in the department and an increase in depreciation and amortization mainly as a result of the amortization expense on internally generated intangible assets identified in the Samadhi acquisition and data processing costs. Technical operations and development increased from 2016 to 2017 due to an increase in personnel expenses stemming from the hiring of senior team members and retention and severance payments made to Spark personnel as a result of the Affinitas / Spark Merger. Furthermore, the Group capitalized additional development costs for the unified technology platform in 2017, which increased amortization.  Total research and development expenses for 2015, 2016, and 2017 were €0, €566 thousand, and €1,301 thousand, respectively. For details of intangible assets and property, plant and equipment, see Note 5.1.

4.8	General and administrative expenses

The following table shows the different types of expenses allocated to general and administrative expenses:

in € thousands	2015	2016	2017
Provisions for bad debts, write-offs, and uncollectible amounts	2,206	4,073	4,102
Personnel costs	2,365	3,365	4,120
Legal, consulting, bookkeeping and auditing costs	650	479	6,084
Other expenses	232	246	288
Third party services	171	238	319
Recruiting costs	88	182	323
Office expenses	101	120	264
Travel costs	26	62	233
Insurance	28	29	214
Telecommunication	36	33	61
Depreciation and amortization	20	36	34
Licenses	-	12	24
Training	28	30	23
Repairs and maintenance	-	18	2
Acquisition related costs	-	162	-
Restructuring costs	-	642	-
Total general and administrative expenses	5,951	9,727	16,091

The increases in general and administrative expenses from 2015 to 2017 was due to higher bad debt expenses and write-offs of receivables, an increase in personnel expenses and related overhead, restructuring provisions for the restructuring of Samadhi, and professional fees resulting from the Affinitas / Spark Merger. The increase in legal, consulting, bookkeeping and auditing costs is primarily due to consulting and transaction costs related to the Affinitas / Spark Merger and subsequent listing on the New York Stock Exchange in November 2017.

4.9	Net finance expenses

During the years ended December 31, 2015, 2016 and 2017, net finance expenses were as follows:

in € thousands	2015	2016	2017
Currency translation gains	19	157	213
Interest income and similar income	11	-	26
Interest expense for non-current liabilities	-	(129)	(516)
Currency translation losses	(103)	(296)	(266)
Total finance expenses	(73)	(268)	(543)

The increases in finance expenses from 2015 to 2017 are primarily due to higher interest expenses relating to a loan facility drawn in September 2016 to finance a portion of the consideration for the Samadhi Acquisition, and higher net currency translation losses.

4.10	Employee benefits

The following table shows the different types of employee benefits expenses:

in € thousands	2015	2016	2017
Wages and salaries	7,778	8,684	11,367
Social security contribution	1,615	1,763	2,016
Equity-settled share-based payments	600	991	1,166
Termination benefits	16	765	430
Other employee benefits	56	64	447
Total employee benefits expenses	10,065	12,267	15,426

Personnel expenses increased mainly due to the Affinitas / Spark Merger.

During the years ended December 31, 2015, 2016 and 2017, termination benefits of €16 thousand, €765 thousand and €430 thousand, respectively, were expensed, of which €16 thousand, €123 thousand and €1,238 thousand, respectively, were paid out in 2015, 2016 and 2017. Severance agreements with Spark employees were paid by Spark Networks following the close of the Affinitas / Spark Merger in 2017. Contributions to the defined contribution retirement funds presented as social security contributions amounted to €594 thousand, €628 thousand and €845 thousand for the years ended December 31, 2015, 2016 and 2017, respectively.

Employee benefits are allocated to costs and expenses as follows:

in € thousands	2015	2016	2017
Cost of sales	175	283	520
Sales and marketing expenses	2,343	2,795	2,921
Customer service expenses	1,747	1,651	2,153
Technical operations and development expenses	3,435	3,531	5,712
General and administrative expenses	2,365	4,007	4,120
Total employee benefits	10,065	12,267	15,426

4.11	Share-based payment arrangements

Share-based compensation expense reflected in our consolidated financial statements consists of expense related to equity-based compensation plans that were independently established by Affinitas in 2013 and Spark in 2007 before the Affinitas / Spark Merger, in addition to an equity compensation plan established by Spark Networks in November 2017 following the close of the Affinitas / Spark Merger. Share-based compensation expense incurred in periods prior to the close of the Affinitas / Spark Merger resulted solely from share-based compensation granted by Affinitas.

Description of share-based payment arrangements operated by Affinitas prior to the merger

Options over ordinary shares of Affinitas (“Options”) were granted in 2013 with an exercise price of €1 and vest three years from the grant date. These equity-settled Options are exercisable after vesting.

Under a share incentive plan, Options have been granted since 2015 on a discretionary basis to eligible and selected employees. Under this virtual share option plan, Affinitas had a choice of settlement, whereby the cash amount or equal value in shares to be received for a single vested Option shall equal the price or proceeds per common share in case of a change in control event (“Share Sale”) or an IPO (“a Liquidity Event”) minus the exercise price.

The merger between Affinitas and Spark was considered a Liquidity Event under the terms of the plan. It was decided by the shareholders of Affinitas to settle all the Options outstanding at the merger date at a fixed valuation of €3,839 thousand, which was equivalent to a total equity value of €90 million for Affinitas. This equity value of Affinitas was determined based on the Spark share price and the exchange ratio that Affinitas and Spark agreed on in relation to the merger. As the settlement amount is based on the fair value of the underlying shares at the merger date, this valuation of the outstanding Options did not result in an incremental fair value being granted to the participants.

Subsequent to the merger, Options to purchase 192 shares with a value of €78 thousand have been settled in cash and a prepayment of €600 thousand has been paid to selected participants. These transactions have been accounted for as the repurchase of equity interests. The remaining value of the outstanding Options, amounting to €3,161 thousand, has been deferred and will be settled in cash or shares of Spark Networks SE in November 2018, subject to the participants being employed by the Group at the settlement date. For the deferred portion, Spark Networks is entitled to elect, in its sole discretion, the settlement method. Based on management’s assessment and the Group’s settlement policy, the outstanding Options will most likely be settled in shares. The Options granted under the share incentive plan are therefore classified as equity-settled share-based payment awards.

As the Affinitas / Spark Merger was considered a Liquidity Event, all unvested Options as of the merger date will vest in November 2018.

Reconciliation of outstanding share Options

The movements in the number of Options outstanding and their related weighted average exercise prices (in €), which will be settled at a fixed valuation of €1,601 per share based on a valuation of Affinitas’ shares in relation to the merger, are as follows:

	2015		2016		2017
	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options
Outstanding at January 1	€1	1,170	€878	3,507	€1,014	5,454
Granted during the year	€1,317	2,337	€1,260	1,947	€1,091	932
Forfeited during the year			-	-	€1,091	(28)
Exercised during the year			-	-	€1,228	(192)
Outstanding at December 31	€878	3,507	€1,014	5,454	€1,019	6,166

In the table above, Options are presented as granted in the period that the service commencement and expense recognition have started. As of December 31, 2017, 2,895 of the outstanding Options have vested (2016: 1,383 Options). Since all the outstanding Options will be settled in November 2018, no Options are exercisable as of the reporting date (2016: 1,170 Options).

Options outstanding at the end of the period, which will be settled at a fixed valuation of €1,601 per share, have the following expiry dates and exercise prices (in €):

	2015		2016		2017
Expiry date	Exercise Price	Number of Options	Exercise Price	Number of Options	Exercise Price	Number of Options
Not defined (grant in 2013)	€1	1,170	€1	1,170	€1	1,170
September - October 2025	€917	880	€917	880	€917	825
September - October 2025	€1,376	880	€1,376	880	€1,376	825
September - October 2025	€1,835	577	€1,835	577	€1,835	550
January-July 2026			€917	550	€917	550
January-July 2026			€1,091	487	€1,091	404
May 2026			€1,376	550	€1,376	550
May 2026			€1,835	360	€1,835	360
January - April 2027			€-	-	€1,091	932
Outstanding at December 31		3,507		5,454		6,166

Measurement of fair values

In determining the fair values of its unlisted shares as of each grant date, three generally accepted approaches were considered: income approach, market approach and cost approach. In addition, Affinitas has taken into consideration the guidance prescribed by the American Institute of Certified Public Accountants (AICPA) Audit and Accounting Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

Affinitas employed a market multiple approach to estimate the total enterprise value. For determining the total enterprise value on the valuation dates in May 2013, and on a quarterly basis from September 2015, the company relied on two types of market multiples: 1) Transaction multiples and 2) Trading multiples. The average enterprise value based on these two multiples is used to determine the enterprise value per valuation date. Subsequently, the enterprise value at each valuation date is adjusted for the net debt position in order to derive the company’s equity value.

The value per share is subsequently derived by assuming two potential exit scenarios (i.e., Share Sale/M&A or IPO). In a share sale/M&A scenario, the specific rights of the different share classes are taken into account and the call option values as derived through a Black Scholes Options Pricing Model is used to determine the fair value of the respective share class. In an IPO scenario, the fair value per share is assumed to be equal across all share classes. As the value per share class differs under the different exit scenarios, Affinitas applied the Hybrid method in order to determine the fair value per share over time, which estimates the probability weighted value across certain exit scenarios.

Based on the essential features of the Options granted and the essential parameters for measuring the fair value of the Options, the fair value of the options in the case of an M&A scenario and IPO scenario have been measured separately to determine the (weighted) fair value of the options. For the option fair value in the case of an M&A scenario, the fair value of the underlying instrument has been applied. For the option fair value in the case of an IPO scenario, the Black Scholes Option Pricing Model has been applied to determine the fair value of the options. The probability of a Share Sale and an IPO scenario have been assessed, and these probabilities have been applied the compute the probability weighted fair value per Option. The fair values and the inputs used in the measurement of the fair values of these equity-settled Options at the date of grant are summarized below:

	2015	2016	2017
Share price M&A Scenario (€)	211-729	291-380	551
Share price IPO Scenario (€)	1,570-1,647	1,289-1,381	1,489
Weighted average option exercise price (€)	1,317	1,260	1,091
Volatility	34.3% - 35.1%	35.9% - 37.9%	37.2%
Expected life	2.0-3.3 years	1.0-2.8 years	2.8 - 3.8 years
Dividend yield	0%	0%	0%
Risk-free rate	(0.261%) - (0.184%)	(0.743%) - (0.462%)	(0.653%)
Weighted-average option fair value (€)	445	324	520
Fair value per Option (€)	198-731	271 - 383	481 - 572

Expected volatility is estimated by considering the historical average share price volatility of comparable companies. Since the Options can only be exercised following a Share Sale or an IPO, applying an expected life based on the period from the grant date up and until the expected exit date is considered to be most appropriate for the Options granted during the period.

The vested options cannot be exercised until a Share Sale or an IPO, and this requirement is treated as a non-vesting condition. If the expected service period for the Options granted is shorter than the estimated period up to the exercise date, a discount to the fair value of the options has been applied to allow for the non-transferability of the options in the period between the end of the service period and the estimated exercise date. For this purpose, the discount for lack of marketability (“DLOM”) has been calculated as the cost of an “at-the-money” put option over the underlying share of the appropriate term using the Finnerty option model. The rationale is that the put option insures against the risk of not being able to exercise the option when the share price falls.

Expense recognized in profit or loss

The fair value of the Options granted has been expensed on a straight-line basis over the estimated vesting period, based on management’s estimate of a future Share Sale/IPO date and the number of Options that will eventually vest. As a result of the graded-vesting features of the Options granted, each installment of the award is treated as a separate grant. This means that each installment is separately expensed over the related vesting period. As the Affinitas / Spark Merger was considered a Liquidity Event, all unvested Options as of the merger date will vest in November 2018.

Estimated forfeitures are revised if the number of Options expected to vest differs from previous estimates. Differences between the estimated and actual forfeitures are accounted for in the period they occur.

As of December 31, 2017, none of the outstanding Options have vested, and no Options have been exercised during the period.

Description of share-based payment arrangements operated by Spark Networks following the merger

Under the Spark Networks virtual stock option plan established in 2017 (“Spark Networks 2017 VSOP”), Spark Networks has a choice of settlement whereby the cash amount or equal value in shares to be received by the beneficiaries for a single vested option shall equal the market price per Spark Networks ADS minus the exercise price. Our policy is to avoid cash payments to participants if possible, which means that settlement of the outstanding options is expected to be made in Spark Networks ADSs. Based on this stated policy, the arrangement is classified as equity-settled unless settlement in cash is most probable.

Options outstanding at the end of the period have the following expiry dates and exercise prices (in $):

	2017
	Exercise Price	Number of Options
Outstanding at 1 January	$-	-
Granted during the year	10.62	908,608
Forfeited during the year	-	-
Outstanding at December 31	$10.62	908,608

	2017
Expiry date	Exercise Price	Number of Options
December 2021	$10.62	908,608
Outstanding at 31 December	$10.62	908,608

Measurement of fair values

The fair value of the employee share options has been measured using a binomial option pricing model.

The fair values and the inputs used in the measurement of the fair values of these equity-settled Options at the date of grant are summarized below:

2017
Share price ($)	10.21
Exercise price ($)	10.62
Option life (months)	48.5
Volatility	55.0%
Dividend yield	0%
Risk-free rate	1.98%
Fair value per Option ($)	3.87
Fair value per Option (€)	3.27

Expected volatility is estimated by considering historical average share price volatility of the company, including the historical share price volatility of Spark Networks, Inc.

Expense recognized in profit or loss

Since the Options are subject to a graded vesting schedule, there are effectively nine vesting periods (tranches). The grant date fair value for each of the nine tranches is expensed separately over the related vesting period.

Estimated forfeitures are revised if the number of Options expected to vest differ from previous estimates, and any differences between the estimated and actual forfeitures are accounted for in the period they occur.

In 2017, the total share-based payment expense recognized for the equity-settled Options granted under this virtual stock option plan amounted to €313 thousand (2016: € 0).

Description of share-based payment arrangements operated by Spark prior to the merger

Spark granted share-based payment awards under the 2007 Omnibus Incentive Plan (the “Spark 2007 Plan”), including incentive stock options, nonqualified stock options, stock appreciation rights (“SARs”), restricted shares of common stock, restricted stock units, performance stock or unit awards, and other stock-based awards and cash-based incentive awards.

In connection with the Affinitas / Spark Merger, Spark established the Chardonnay Trust, with the purpose of holding such number of shares of Spark Networks SE ADSs as shall be necessary to satisfy the obligations under all unexercised Spark stock options awarded under the Spark 2007 Omnibus Incentive Plan (“Spark 2007 Plan”). Following the completion of the Affinitas / Spark Merger, Spark no longer has any rights to revoke or amend the Chardonnay Trust in a manner that is detrimental to Spark 2007 Plan participants.

Each Spark stock option was converted into an award to acquire ADSs from the Chardonnay Trust, on the same terms and conditions as were applicable under the Spark stock option, and subject to adjustment based on the exchange ratio stipulated in the merger agreement. The shares underlying the ADSs held in the Chardonnay Trust are recognized as treasury stock within the Consolidated Statement of Shareholder’s Equity.

Only nonqualified stock options are outstanding as of the merger date. These equity-settled options are exercisable after vesting.

Reconciliation of outstanding share options

The movements in the number of Spark options outstanding and their related weighted average exercise prices are as follows:

	2017
	Weighted Average Exercise Price	Number of Options
Outstanding at November 3	$37.47	236,670
Expired during the year	83.75	(72,900)
Forfeited during the year	14.50	(500)
Outstanding at December 31	$16.88	163,270

In the table above, all options were granted in the period prior to the merger. As of December 31, 2017, 50,150 of the outstanding options have vested.

Options outstanding at the end of the period have the following expiry dates and exercise prices:

	2017
Expiry date	Exercise Price	Number of Options
March 2018	$20.87	1,750
July 2018	10.10	24,735
November 2018	10.00	12,000
November 2018	53.70	20,000
November 2018	34.50	5,000
March 2023	30.70	3,750
August 2023	14.50	5,000
September 2023	18.60	250
March 2024	10.00	2,400
March 2024	10.10	88,385
Outstanding at December 31		163,270

Measurement of fair values

Spark calculates the fair value of stock-based compensation using the Black-Scholes option-pricing model. The determination of the fair value of stock-based awards at the grant date requires judgment in developing assumptions, which involve a number of variables. These variables include, but are not limited to, the expected stock price volatility over the term of the awards, the expected dividend yield and the expected stock option exercise behavior.

Spark’s computation of expected volatility is based on a combination of historical and market-based implied volatility. The volatility rate was derived by examining historical stock price behavior and assessing management’s expectations of stock price behavior during the term of the option. The term of the options was derived based on the “simplified method” calculation. The simplified method allows companies that do not have sufficient historical experience to provide a reasonable basis for an estimate to instead estimate the expected term of a "plain vanilla" option by averaging the time to vesting and the full term of the option. ("Plain vanilla" options are options with the following characteristics: (i) the options are granted at-the-money; (ii) exercisability is conditional only upon performing service through the vesting date; (iii) if an employee terminates service prior to vesting, the employee would forfeit the options; (iv) if an employee terminates service after vesting, the employee would have a limited time to exercise the options (typically less than 90 days); and (v) the options are nontransferable and non-hedgeable.)

Expense recognized in profit or loss

Compensation expense for Spark options is recognized over the requisite service period. As the Affinitas / Spark Merger was considered a change in control, all unvested Spark options will vest by May 2018 to the extent outstanding at such time.

For the period ended December 31, 2017, the total share-based payment expense recognized for the equity-settled options granted under the plans operated by Spark prior to the merger amounted to €175 thousand.

4.12	Income taxes

The major components of income taxes are broken down as follows:

	Years ending December 31,
in € thousands	2015	2016	2017
Current income tax	(369)	(752)	(67)
Current income tax expenses (-) / income (+)	(374)	(752)	(57)
Adjustments for current income tax from prior periods	5	-	(10)
Deferred tax	(76)	(330)	151
Deferred taxes from the origination and reversal of temporary differences	31	211	(8)
Deferred taxes on tax losses carryforward	(107)	(541)	159
Total	(445)	(1,082)	84

Based on the consolidated income before taxes, the reconciliation of the effective tax expense is the following:

	Years ending December 31,
in € thousands	2015	2016	2017
Income before tax from continuous operations	855	2,405	(5,658)
Tax rate of the Group in %	30%	30%	32%
Expected tax expense (-) / income (+)	(259)	(728)	1,811
Tax effect of:
Differences in applicable tax rate	-	50	(108)
Recognition of previously unrecognized tax losses	-	-	573
Current-year losses and for which no deferred tax is recognized	-	-	(2,009)
Share-based payment arrangements	(180)	(297)	(139)
Non-deductible expenses for tax purpose	-	-	(5)
Taxes from prior years	5	-	(10)
Trade tax additions and deductions	(4)	(9)	(29)
Sundry items	(7)	(98)	-
Effective tax expense	(445)	(1,082)	84

During the year ended December 31, 2017, the corporate income tax rate in the UK was reduced to 17% with effect from April 1, 2020. During the year ended December 31, 2016, corporate income tax rates in the UK were reduced from 20% to 19% with effect April 1, 2017 and 18% with effect from April 1, 2020. Additionally, the corporate income tax rate in the US was reduced from 35% to 21% with effect from January 1, 2018. The Israeli corporate tax rate is reduced from 24% to 23% in 2018. These rates are reflected in the deferred tax calculations as appropriate. The impact of the change in tax rate has been recognized in tax expense in profit or loss, except to the extent that it relates to items previously recognized outside profit or loss.

At the balance sheet date, no assessable temporary difference exists associated with undistributed earnings of subsidiaries at the parent entity is able to control the timing of distributions from its subsidiaries and there are no profits expected to be distributed in the foreseeable future.

As of December 31, 2016 and 2017, the following deferred tax assets and liabilities were recognized:

	December 31,
in € thousands	2016	2017
Deferred tax assets (DTA)	10,001	9,907
Deferred tax liabilities (DTL)	929	725

A breakdown of deferred tax assets and liabilities is presented in the following table:

	2016		2017
in € thousands	DTA	DTL	DTA	DTL
Intangible assets	-	1,962	-	2,150
Property, plant and equipment	-	-	-	-
Financial assets	-	-	-	-
Receivables and other assets	303	-	125	-
Cash	16	-	61	-
Liabilities	-	54	2	-
Provisions	19	-	4	-
Deferred income	115	36	-	-
Other	-	-	-	-
Income tax credits	-	-	295	-
Tax losses carryforward	10,671	-	10,845	-
Total, gross	11,124	2,052	11,332	2,150
Set off of deferred tax	1,123	1,123	1,425	1,425
Total, net	10,001	929	9,907	725

The deferred tax liabilities on intangible assets as of December 31, 2016 and December 31, 2017 of €1,962 thousand and €2,150 thousand, respectively, are attributable intangible assets acquired as part of the Samadhi Acquisition in 2016 and the Affinitas / Spark Merger in 2017, and the capitalization of internally generated software.

The deferred taxes recorded on cash and cash equivalents related to differences in the treatment of unrealized foreign currency exchange effects that are not deductible for tax purposes.

In Germany, the Group has tax loss carryforwards for corporate taxes amounting to €39,002 thousand as of December 31, 2017 (December 31, 2016: €32,912 thousand) and €38,629 thousand for trade taxes (December 31, 2016: €32,737 thousand). Of these tax loss carryforwards, €4,127 thousand were unused.

In general, the net operating loss carry-forwards in Germany do not expire. They are subject to review and possible adjustment by the German tax authorities. Furthermore, under current German tax laws, certain substantial changes in the Group’s ownership and business may further limit the amount of net operating loss carry forwards, which could be utilized annually to offset future taxable income.

In March 2017, the Federal Constitutional Court released a court order to declare that forfeiture of tax losses due to certain substantial changes in a company’s ownership are unconstitutional.

The restrictions on the utilization of tax losses were mitigated through Economic Growth Acceleration Act (“Wachstumsbeschleunigungsgesetz”). According to the provisions of this act unused tax losses of a corporation are preserved to the extent they are compensated by an excess of the fair value of equity for tax purposes above its carrying amount of the Group.

At December 31, 2017, Spark has gross net operating loss carry-forwards for U.S. income tax purposes of approximately €22,733 thousand (December 31, 2016: €0 thousand) and €16,356 thousand (December 31, 2016: €0 thousand) available to reduce future federal and state taxable income, respectively, which expire beginning in the years 2020 for federal purposes and in 2018 for state purposes. Under Section 382 of the U.S. Internal Revenue Code, the utilization of the net operating loss carry-forwards may be limited based on changes in the percentage ownership of the Group. Of these unused tax losses, there was no deferred tax asset recognized.

At December 31, 2017, Spark has U.S. federal income tax carry-forwards for income tax purposes of approximately €295 thousand (December 31, 2016: €0 thousand), which if not previously utilized, are allowable as refundable credits under the Tax Cuts and Job Act through 2022. However, the refundability of the credit will be determined through additional guidance to properly interpret the interaction between Internal Revenue Code Section 383 with the Tax Cuts and Jobs Act.

In addition, as of December 31, 2017, the Group had tax losses carryforward in France of €1,084 thousand (December 31, 2016 €2,265 thousand), for which deferred tax assets were recognized. There was also approximately €8,688 thousand in net operating loss carry-forwards for Israeli tax purposes at December 31, 2017 (December 31, 2016: €0 thousand), which do not expire, and for which no deferred tax asset was recognized.

Spark Networks capitalizes deferred tax assets on loss carry-forwards to the extent that it is probable that those can be used to reduce future taxable income. Following Spark Networks’ evaluation, deferred tax assets of €10,845 thousand were capitalized.

4.13	Earnings per share

Basic earnings per share

The calculation of basic earnings per share has been based on the following profit attributable to ordinary shareholders and weighted average number of ordinary shares outstanding:

	Years ending December 31,
in € thousands	2015	2016	2017
Continuing operations	410	1,323	(5,574)
Discountined operations	(959)	(632)	-
Total	(549)	691	(5,574)

Weighted-average number of ordinary shares (basic)

The weighted-average number of ordinary shares outstanding during the years ended December 31, 2015, 2016 and 2017 used in the earnings per share calculations was 25,000, 25,000, and 230,000, respectively.

Diluted earnings per share

The calculation of diluted earnings per share has been based on the same profit/loss attributable to ordinary shareholders and weighted-average number of ordinary shares outstanding as the calculation of basic earnings per share, as the inclusion of the share options granted under the ESOPs (see Note 4.11) would be antidilutive.

Note 5. Notes on the Consolidated Balance Sheet

5.1	Intangible assets

The following table shows the reconciliation of intangible assets for the year ended December 31, 2017:

in € thousands	Internally generated software	Licenses and domains	Brands and trademarks	Purchased software	Other intangible assets	Intangible assets under development	Goodwill	Total
Purchase costs								-
January 1, 2016	-	121	-	50	-	-	-	171
Acquired	-	1	2,551	-	2,880	-	3,324	8,756
Additions	1,186	-	91	-	568	-	-	1,845
Disposals	-	-	-	(50)	-	-	-	(50)
December 31, 2016	1,186	122	2,642	-	3,448	-	3,324	10,722
Acquired	1,984	-	2,525	-	1,735	-	20,453	26,697
Additions	261	110	-	-	323	1,768	-	2,462
Disposals	(179)	-	-	-	-	-	-	(179)
Reclassifications	678	-	-	-	-	(678)	-	-
Currency translation	(61)	-	(74)	-	(48)	-	(593)	(776)
December 31, 2017	3,869	232	5,093	-	5,458	1,090	23,184	38,926
Accumulated amortization and impairment
January 1, 2016	-	61	-	27	-	-	-	88
Additions	179	24	37	-	787	-	-	1,027
Impairment	-	-	-	-	-	-	-	-
Disposals	-	-	-	(27)	-	-	-	(27)
Reclassification	-	-	-	-	-	-	-	-
December 31, 2016	179	85	37	-	787	-	-	1,088
Additions	366	19	139	-	2,357	-	-	2,881
Impairment	-	-	-	-	-	-	-	-
Disposals	(179)	-	-	-	-	-	-	(179)
Currency translation	-	-	-	-	-	-	-	-
December 31, 2017	366	104	176	-	3,144	-	-	3,790
Remaining carrying amount
January 1, 2016	-	60	-	23	-	-	-	83
December 31, 2016	1,007	37	2,605	-	2,661	-	3,324	9,634
December 31, 2017	3,503	128	4,917	-	2,314	1,090	23,184	35,136

During the year ended December 31, 2017, intangible assets mainly increased in the reporting period due to the Affinitas / Spark Merger. Other intangible assets mainly comprise TV productions of Affinitas and the customer base and research and developments costs recognized in connection with the Samadhi Acquisition and Affinitas / Spark Merger. The useful lives of other intangible assets identified as part of the acquisition are 1 to 4 years and that of the brands and trademarks is 20 years or indefinite. The remaining useful life of the other brands and trademarks is 10 years; that of the other intangible assets is 1.5 years. The useful life of the licenses and domains is 2-5 years.

In the course of the acquisition of Spark during the year ended December 31, 2017, goodwill of €20,453 thousand was recognized for the first time.

Further, internally generated software as of December 31, 2016 and 2017 amounted to €1,007 thousand and €3,503 thousand, respectively. This increase results from capitalizing of personnel-related development costs for a unified technology platform and the development of new software to allow dynamic psychology tests of potential subscribers before they log on to the platform.

Expenses for amortization of intangible assets were recognized in cost and expenses.

Impairment Test of Goodwill

The Group performed its annual impairment test for goodwill as of December 31, 2017. Goodwill is allocated to cash-generating units that represent the lowest level at which the goodwill is monitored for internal management purposes, which is the operating segment. The existing goodwill of €23,184 thousand was allocated to the cash-generating units within the North America and International segments: Samadhi (International), Christian Networks (North America), Jdate USA (North America), Jdate Israel (International), JSwipe (North America), and Other Networks (North America).

The impairment test was performed following the procedures and the guidance outlined in IAS 36 Impairment of Assets. For impairment test purposes under IFRS, the value concept of fair value less cost of disposal was applied. The impairment test was performed pursuant to the guidance of IAS 36 with a focus on:

•	Derivation of an applicable discount rate

•	Determination of the fair value less cost of disposal of the CGUs

•	Approximate derivation of the carrying amount for each CGU, based on the IFRS balance sheets

•	Calculation of the possible impairment for each CGU

Fair value is measured using a three-level hierarchy based on the inputs used in the valuation techniques as follows .

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

We have applied the Level 3 data for the purposes of performing the impairment test.

For the determination of the fair values less cost of disposal, the Discounted Cash Flow (DCF) method was applied. The free cash flows (FCF) were derived based on the financial forecast for each CGU for the next five years. The cash flow plans are based on experience as well as on expected market trends in the future. For the terminal value, a growth rate of 0.5% was assumed for Samadhi and 3.0% was assumed for the remaining CGUs.

For discounting the future cash flows, a post-tax weighted average cost of capital (WACC) adjusted for a company risk premium (CRP) in the planning and terminal growth period was applied for each CGU. A WACC of 8.0% for Samadhi, 18.1% for Christian Networks, 18.1% for Jdate USA, 18.2% for Jdate Israel, 8.1% for JSwipe, and 23.1% for Other Networks was assumed.

An impairment according to IAS 36 is required if the carrying amount exceeds the recoverable amount. The recoverable amount is assumed to equal the calculated fair value less cost of disposal. As the recoverable amount of each CGU was significantly higher than the carrying amount, the annual impairment test did not result in any impairment loss.

As part of the annual impairment testing, a sensitivity analysis was also conducted. Only a scenario in which EBITDA margin declines in excess of five percentage points would result in an impairment.

5.2	Property, plant and equipment

The following table shows the reconciliation of property and equipment for the year-ended December 31, 2017:

in € thousands	Leasehold improvement	Other and office equipment	Property, plant and equipment under construction	Total
Purchase costs
January 1, 2016	305	570	-	875
Acquired	-	137	-	137
Additions	-	147	-	147
Disposals	(1)	(1)	-	(2)
December 31, 2016	304	853	-	1,157
Acquired	-	81	-	81
Additions	-	232	1,523	1,755
Disposals	-	(145)	-	(145)
Currency translation	-	(3)	-	(3)
December 31, 2017	304	1,018	1,523	2,845
Accumulated depreciation and impairment				-
January 1, 2016	-	421	-	421
Additions	59	192	-	251
Disposals	-	-	-	-
December 31, 2016	59	613	-	672
Additions	59	144	-	203
Impairment	-	25	-	25
Disposals	-	(137)	-	(137)
December 31, 2017	118	645	-	763
Remaining carrying amount
January 1, 2016	305	149	-	454
December 31, 2016	245	240	-	485
December 31, 2017	186	373	1,523	2,082

During the year ended December 31, 2017, Spark procured hardware and software to facilitate an upgrade of the Group’s technological infrastructure. The project was not completed as of December 31, 2017. The addition of €1,523 thousand mainly related to the acquisition of IT hardware, the capitalization of third-party expenses and personnel costs. Completion of these projects is expected in June 2018.

5.3	Trade receivables

The following table gives an overview of the Group’s trade receivables as of December 31, 2016 and 2017:

in € thousands	December 31, 2016	December 31, 2017
Trade receivables (gross)	5,338	7,588
Allowance for bad debt	(1,066)	(774)
- thereof non-current	-	-
- thereof current	4,272	6,814
Total trade receivables	4,272	6,814

5.4	Other financial assets

in € thousands	December 31, 2016	December 31, 2017
Deposits	2,173	2,119
Other receivables and assets	337	1,060
- thereof non-current	21	23
- thereof current	2,489	3,156
Other financial assets	2,510	3,179

Deposits within other financial assets mainly comprise deposits with payment providers.

5.5	Other assets

in € thousands	December 31, 2016	December 31, 2017
Prepaid expenses	1,663	2,637
VAT receivables and deposits	593	1,204
Other receivables and assets	46	9
- thereof non-current	-	-
- thereof current	2,302	3,850
Other assets	2,302	3,850

Prepaid expenses mainly relate to prepaid marketing expenses.

5.6	Deferred tax assets

See Note 4.12 Income taxes for the presentation of deferred tax assets.

5.7	Cash and cash equivalents

Cash and cash equivalents are composed of the following as December 31, 2016 and 2017:

in € thousands	December 31, 2016	December 31, 2017
Cash including petty cash	3	2
Bank	8,061	8,212
Total cash and cash equivalents	8,064	8,214

Movements in cash and cash equivalents during the reporting periods are evident from the consolidated statement of cash flows.

5.8	Shareholder’s Equity

Movements in equity components are presented in the consolidated statement of changes in equity.

Subscribed capital and capital reserve

Subscribed Capital and capital reserve increased from €25 thousand as of December 31, 2016 to €1,317 thousand as of December 31, 2017 due to the following adjustments:

•	An increase of €825 thousand to subscribed capital, €25,455 thousand to Capital Reserves and a decrease of €(26,280) thousand to Non-current liabilities to give effect to the exchange of historical preferred Affinitas shares for Spark Networks Ordinary Shares, which is accounted for as a balance sheet reclassification;

•	A decrease of €(5,730) thousand to Capital Reserves immediately prior to the Affinitas / Spark Merger to give effect to the cash withdrawal to be received by Affinitas’s shareholders;

•	An increase of €120 thousand to subscribed capital to reflect the incremental shares of Spark Networks stock purchased by Affinitas’s shareholders immediately prior to the Affinitas / Spark Merger in the Affinitas Share Transfer; and

•	An increase of €347 thousand to subscribed capital and €29,152 thousand to Capital Reserves to give effect to the issuance of Spark Networks Ordinary Shares (equivalent to 0.1 Spark Networks ADSs) in exchange to acquire 100% of the outstanding shares of Spark.

Preferred shares were presented as non-current financial liabilities at December 31, 2016 (see Note 5.11).

Treasury shares

As of December 31, 2017, the Company held 23,667 (December 31, 2016: nil) ordinary shares as treasury shares, in accordance with local law. The treasury shares were exchanged without any consideration in the course of establishing the Chardonnay Trust in connection with the Affinitas / Spark Merger. The treasury shares are recognized at par value and deducted from the 1,316,886 ordinary shares of subscribed capital.

5.9	Borrowings

In September 2016, in connection with the acquisition of Samadhi, the company entered into a loan agreement (the “Loan Agreement”) provided by certain stakeholders and officers of Affinitas (each such person, a “Lender,” and collectively the “Lenders”), under which the Lenders provided Affinitas with loans of different types (either Type A Loans or Type B Loans, both as defined below) in the aggregate principal amount of €5,850 thousand (€1,850 thousand of which is under the Type A Loans and €4,000 thousand of which is under the Type B Loans).

Certain of the loans have an interest rate of 8.0% per annum and will mature on June 30, 2018 (the “Type A Loans”). The other loans have an interest rate of 9.0% per annum and will mature on March 31, 2019 (the “Type B Loans” and, together with the Type A Loans, the “Loans”). Interest accrues on each outstanding Loan and is due and payable to the respective Lender in monthly installments on the last business day of each calendar month (with amortization calculated on a straight line basis). The Loan Agreement does not require compound interest to be paid on the accrued interest.

The obligations under the Loan Agreement are secured by all of Affinitas’s past, present, future, conditional and unconditional claims, rights, title and interest (whether actual or contingent) against all of Affinitas’s clients as well as against suppliers and service providers (with respect to the provision of goods and/or services by or to Affinitas) and/or against credit institutions of Affinitas in respect of deposits held by such credit institutions for Affinitas.

On March 15, 2018, the Group entered into a termination agreement (the “Termination Agreement”) to its Loan Agreement. Pursuant to the terms of the Termination Agreement, in exchange for the early termination of the loans under the Loan Agreement effective as of March 15, 2018 and the repayment in full of the then outstanding principal amount of the loans under the Loan Agreement of €5,850 thousand, the parties agreed to an early termination fee of €300 thousand, consisting of a 2% fee on the repaid principal amount of the Type A loans and a 6.75% fee on the repaid principal amount of the Type B loans. In addition, the parties agreed that interest on the loans of approximately €40 thousand under the Loan Agreement was paid in full for the month of March 2018. All payments under the Termination Agreement were made on or before March 31, 2018.

In addition, as of December 31, 2016 and 2017, the Group had outstanding bank loans of €5 thousand and €0 thousand, respectively, presented as current borrowings.

5.10	Provisions

in € thousands	Provisions for refunds	Restructuring provisions	Other provisions	Total
January 1, 2016	95	-	94	189
- thereof non-current	-	-	42	42
- thereof current	95	-	52	147
Acquired	-	-	30	30
Utilization	(94)	-	(53)	(147)
Release	-	-	(45)	(45)
Addition	127	642	27	796
Reclassifications	-	-	-	-
Discounting effects	-	-	-	-
December 31, 2016	128	642	53	823
- thereof non-current	-	-	17	17
- thereof current	128	642	36	806
Acquired	-	-	975	975
Utilization	(67)	(642)	(10)	(719)
Release	-	-	-	-
Addition	59	30	62	151
Reclassifications	-	-	(27)	(27)
Discounting effects	-	-	-	-
Currency translation			(27)	(27)
December 31, 2017	120	30	1,026	1,176
- thereof non-current	-	-	17	17
- thereof current	120	30	1,009	1,159

In the course of the Samadhi Acquisition in the fourth quarter of 2016, the group initiated plans to restructure the business. A provision was recognized, which mainly relates to termination benefits payable to former employees. The group settled the obligations during the course of 2017.

5.11	Other financial liabilities

in € thousands	December 31, 2016	December 31, 2017
Liabilities from preferred shares	26,280	-
Liabilities from contingent consideration	1,295	-
Payroll liabilities	42	206
Other liabilities	-	6,309
- thereof non-current	26,280	-
- thereof current	1,337	6,515
Other financial liabilities	27,617	6,515

Preferred shares were a class of shares of the company and conveyed voting rights to its holders. The preferred shareholders were entitled to a significant share of the net assets of the company in case of certain liquidity events, which could be controlled by the holders of the preferred shares. Accordingly, the preferred shares were classified as a financial liability in accordance with IAS 32.11. Those preferred shares were exchanged into ordinary shares of Spark in connection with the merger (for further information, refer to Note 5.8).

The liabilities from business combinations related to deferred consideration as part of the Samadhi Acquisition on September 30, 2016, which was paid in the course of 2017.

Other liabilities as of December 31, 2017 mainly relates to the outstanding payment to former Affinitas’ shareholders following the Affinitas / Spark Merger (see Note 5.8).

5.12	Other liabilities

in € thousands	December 31, 2016	December 31, 2017
VAT payables	-	98
Payroll liabilities	714	927
Other tax liabilities	2,018	2,262
- thereof non-current	-	-
- thereof current	2,732	3,287
Total other liabilities	2,732	3,287

5.13	Deferred tax liabilities

See Note 4.12 for the presentation of deferred tax liabilities.

5.14	Income tax liabilities

See Note 4.12 for the presentation of income tax liabilities

5.15	Deferred Income

The maturity structure of deferred income as of December 31, 2016 and 2017 is broken down as follows:

in € thousands	December 31, 2016	December 31, 2017
Non-current	85	23
Current	18,047	20,354
Total deferred income	18,132	20,377

Deferred income mainly relates to upfront payments from customers. The deferral is released to revenue over the duration of the customer’s subscription period.

Note 6. Notes on the consolidated cash flow statement

The consolidated statement of cash flows was prepared in accordance with IAS 7 and shows the inflow and outflow of cash flows during the reporting year. Cash flows are broken down into cash flows from operating activities, cash flows from investing activities and cash flows from financing activities. The cash flows arising from operating activities are determined by using the indirect method according to IAS 7.18 (b).

Note 7. Financial instruments and risk management

7.1	Financial instruments

The following table shows the carrying amounts and fair values of financial assets and financial liabilities and classifies these into measurement categories. For this, the following abbreviations are used:

•	LaR: Loans and Receivables

•	OFL: Other Financial Liabilities

•	LdaFV: Liabilities designated at Fair Value

		Measured at amortized cost		Measured at fair value	Total
December 31, 2016 in € thousands	Classification pursuant to IAS 39	Carrying amount	Fair value	Carrying amount	Carrying amount
Deposits	LaR	18	18	-	18
Other receivables	LaR	3	3	-	3
Other non-current financial assets - third parties		21	21	-	21
Trade receivables	LaR	4,272	4,272	-	4,272
Deposits	LaR	2,155	2,155	-	2,155
Other receivables	LaR	334	334	-	334
Other financial assets - third parties (current)		2,489	2,489	-	2,489
Cash and cash equivalents	LaR	8,064	8,064	-	8,064
Total financial assets		14,846	14,846	-	14,846
Borrowings	OFL	5,850	5,811	-	5,850
Preferred shares treated as financial liabilities	OFL	26,280	26,280	-	26,280
Trade payables	OFL	5,568	5,568	-	5,568
Contingent consideration	LdaFV	-	-	295	295
Deferred consideration payable	OFL	1,000	1,000	-	1,000
Other liabilities	OFL	42	42	-	42
Other financial liabilities to third parties (current)		1,042	1,042	295	1,337
Total financial liabilities		38,740	38,701	295	39,035

		Measured at amortized cost		Measured at fair value	Total
December 31, 2017 in € thousands	Classification pursuant to IAS 39	Carrying amount	Fair value	Carrying amount	Carrying amount
Deposits	LaR	20	20	-	20
Other receivables	LaR	3	3	-	3
Other non-current financial assets - third parties		23	23	-	23
Trade receivables	LaR	6,814	6,814	-	6,814
Deposits	LaR	2,099	2,099	-	2,099
Other receivables	LaR	1,057	1,057	-	1,057
Other financial assets - third parties (current)		3,156	3,156	-	3,156
Cash and cash equivalents	LaR	8,214	8,214	-	8,214
Total financial assets		18,207	18,207	-	18,207
Borrowings	OFL	5,850	6,284	-	5,850
Preferred shares treated as financial liabilities	OFL	-	-	-	-
Trade payables	OFL	11,489	11,489	-	11,489
Contingent consideration	LdaFV	-	-	-	-
Deferred consideration payable	OFL	-	-	-	-
Other liabilities	OFL	6,515	6,515	-	6,515
Other financial liabilities to third parties (current)		6,515	6,515	-	6,515
Total financial liabilities		23,854	24,288	-	23,854

The fair value of borrowings was determined based on the settlement agreement with the lenders dated March 15, 2018. Refer to Note 8.4.

The following table shows the movements of financial liabilities.

					Non-Cash related changes
in € thousands	January 1, 2017	Cash related changes from operating activities	Cash related changes from financing activities	Cash related changes from investing activities	Changes in Consolidation Group	Changes in interest expenses	Other changes	December 31, 2017
Borrowings	5,850	(509)				509		5,850
Preferred shares treated as financial liabilities	26,280						(26,280)	-
Contingent consideration	295			(295)				-
Deferred consideration payable	1,000		(1,000)					-
Other liabilities	42		(5)		1,176		5,302	6,515
Other financial liabilities to third parties (current)	1,337		(1,005)	(295)	1,176		5,302	6,515
Total financial liabilities	33,467	(509)	(1,005)	(295)	1,176	509	(20,978)	12,365

Measurement of fair values

The majority of the Group’s financial instruments, including cash and cash equivalents, restricted cash, deposits, trade receivable, and accounts payable are carried at cost, which approximates their fair value due to the short-term maturity of these instruments.

Financial instruments not measured at fair value

Borrowings

The fair value of borrowings has been measured using discounted cash flows, i.e. the present value of expected payments, discounted using a risk-adjusted discount rate. For this, the Group’s weighted average cost of capital has been used.

Financial instruments measured at fair value

Contingent consideration has been designated at fair value because the liability is assessed in line with the Group’s current obligations in line with market conditions. It is measured using a discounted cash flow valuation model which considers the present value of expected payment, discounted using a risk-adjusted discount rate. The expected payment is determined by considering the possible scenarios of forecast revenue and EBITDA, the amount to be paid under each scenario, and the probability of each scenario. The inputs for this model are Level 3 inputs pursuant to the fair value hierarchy.

As disclosed in Note 8.2, the carrying amount at December 31, 2017 represents the full contractually required amount to be paid at maturity. This amount has not been discounted further due to the short-term maturity of the obligation.

There has been no change to the fair value in the period either in total or as a result of credit risk. As such, no gains/losses have been recognized in the income statement or other comprehensive income. The Group determines the amount of fair value changes which are attributable to credit risk, by first determining the changes due to market conditions which give rise to market risk, and then deducting those changes from the total change in fair value of the contingent consideration.

7.2	Financial risk management

The Group has exposure to the following risks arising from financial instruments:

•	credit risk;

•	liquidity risk; and

•	market risk

Risk management framework

The Group’s management has overall responsibility for the establishment and oversight of the Group’s risk management. The Group’s risk management procedures are established to identify and to analyze the risks faced by the Group, to set appropriate risk limits and controls and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group aims to maintain a disciplined and constructive control environment in which all employees understand their roles and obligations.

Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from subscribers.

The Credit risk exists for all financial assets, in particular, for cash and cash equivalents, trade receivables and other financial assets. The Group’s receivables are unsecured. The carrying amount of financial assets represents the maximum credit exposure.

The credit risk relating to trade receivables is the risk that the subscribers are unable to fulfill their payment obligations. The Group does not regard itself as being exposed to a major default risk from any single individual customer. The concentration of the credit risk is limited due to the broad and heterogeneous customer base.

Credit risk relating to other financial assets mainly relates to cash deposits to payment processors. If the payment processors incur financial difficulties, then the Group may incur losses. Management monitors the creditworthiness of payment processors closely. In the past, there were no indications that the payment processors would not meet its obligations.

The following table presents the maturity structure of the financial assets that are not impaired and not past due as well as those due and impaired as of the reporting date. In respect of receivables that are neither impaired nor past due, there was no indication on the reporting date that the debtors would not meet their payment obligations. All receivables past due by 60 days are written off in its entirety.

in € thousands	Carrying amount	Thereof neither past due nor impaired	Thereof past due as of the reporting date and impaired
December 31, 2016
Deposits	334	334	-
Other receivables	2,155	2,155	-
Other financial assets	2,489	2,489	-
Trade receivables	4,272	3,206	1,066
Total	6,761	5,590	1,066
December 31, 2017
Other receivables	1,060	1,060	-
Deposits	2,119	2,119	-
Other financial assets	3,179	3,179	-
Trade receivables	6,814	6,040	774
Total	9,993	9,219	774

The movement in the allowance for impairment in respect of trade receivables during the year was as follows. The bad debt allowance includes all receivables that are overdue and are not expected to be recovered.

in € thousands	Impairments
Balance at December 31, 2015	912
Impairment loss recognized	4,073
Amounts written off	(3,919)
Balance at December 31, 2016	1,066
Impairment loss recognized	4,102
Amounts written off	(4,394)
Balance at December 31, 2017	774

As of December 31, 2016 and 2017, the Group held cash and cash equivalents of €8,064 thousand and €8,214 thousand, respectively. The cash and cash equivalents are held with bank and financial institution counterparties, which hold at least an A-level credit rating.

Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

Management monitors its cash inflows and outflows on a daily basis and through proper budget planning, the Group’s liquidity management makes sure that sufficient funds are available to meet financial obligations. Additionally, many customers pay in advance for subscription services at the commencement of the subscription period. Therefore, the Group maintains high cash and cash equivalents levels.

Exposure to liquidity risk

The following are the remaining contractual maturities of financial liabilities at the reporting date. The amounts are gross and undiscounted, and include contractual interest payments and exclude the impact of netting agreements.

		Contractual cash flow
December 31, 2016 in € thousands	Carrying amount	Total	< 1 year	1-5 years	More than 5 years
Borrowings	5,850	7,157	513	6,644	-
Preferred shares treated as financial liabilities	26,280	-	-	-	-
Trade payables	5,568	5,568	5,568	-	-
Other current financial liabilities	1,337	1,337	1,337	-	-
Contingent consideration	295	295	295	-	-
Deferred consideration payable	1,000	1,000	1,000	-	-
Other liabilities	42	42	42	-	-
Total financial liabilities	39,035	14,062	7,418	6,644	-

		Contractual cash flow
December 31, 2017 in € thousands	Carrying amount	Total	< 1 year	1-5 years	More than 5 years
Borrowings	5,850	6,284	6,284	-	-
Trade payables	11,489	11,489	11,489	-	-
Other current financial liabilities	6,515	6,515	6,515	-	-
Total financial liabilities	23,854	24,288	24,288	-	-

Preferred shares treated as financial liabilities did not have a contractual repayment date. Preferred shares were due upon certain defined liquidity events, which are outside of the control of the Group and the preferred shareholders. Management did not expect a liquidity event to occur as of December 31, 2016.

Market risk

Market risk is the risk that changes in market prices – such as foreign exchange rates, interest rates and equity prices – will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

Currency risk

The Group is exposed to currency risk to the extent that there is a mismatch between the currencies in which sales, purchases and borrowings are denominated and the functional currency of the Group’s subsidiaries. The presentation currency of all Group subsidiaries is the euro.

The Group intends to naturally hedge foreign exchange fluctuations by settling all transactions in their respective transaction currencies. The Group’s policy is to ensure that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term obligations. When foreign currency reserves are more than the short-term obligations, then the Group converts the amount to functional currency. The currencies in which these transactions are primarily denominated are euro, US dollars, Great British Pound, Australian dollar, Canadian dollar, and Israeli New Shekel (“ILS”).

Exposure to currency risk

The summary quantitative data about the Group’s exposure to currency risk as reported to the management of the Group is as follows:

December 31, 2016 in thousands in local currency	EUR	USD	GBP	AUD	CAD
Financial assets				-	-
Trade receivables	3,645	268	319	-	-
Other financial assets	2,489	-	-	-	-
Cash and cash equivalents	6,907	596	507	-	-
Financial liabilities	-	-	-	-	-
Borrowings	(5,855)	-	-	-	-
Preferred shares treated as financial liabilities	(26,280)	-	-	-	-
Trade payables	(2,798)	(1,344)	(1,280)	-	-
Other financial liabilities	(1,337)	-	-	-	-
Net statement of financial position exposure	(23,229)	(480)	(454)	-	-

December 31, 2017 in thousands in local currency	EUR	USD	GBP	AUD	CAD	ILS
Financial assets
Trade receivables	5,738	924	110	132	143
Other financial assets	2,355	240	-	-	-	2,500
Cash and cash equivalents	1,838	6,568	47	247	450	1,605
Financial liabilities
Borrowings	(5,850)	-	-	-	-	-
Trade payables	(6,711)	(4,883)	(80)	(178)	(620)	(343)
Other financial liabilities	(5,905)	(415)	-	-	-	(1,099)
Net statement of financial position exposure	(8,535)	2,434	77	201	(27)	2,663

Sensitivity analysis

A reasonably possible strengthening (weakening) of the euro, US dollar or sterling, determined by the gross currency fluctuation of the previous year, against all other currencies at December 31 would have affected the measurement of financial instruments denominated in a foreign currency profit or loss by the amounts shown below. There is no effect on equity as no financial instruments are remeasured through OCI nor are subsidiaries with a different presentational currency consolidated. This analysis assumes that all other variables, in particular interest rates, remain constant and ignores any impact of forecast sales and purchases.

	Profit or loss
Effect in euro	Strengthening	Weakening
December 31, 2015
EUR (0% movement)	-	-
USD (12% movement)	247	58
GBP (6% movement)	350	268

December 31, 2016
EUR (0% movement)	-	-
USD (3% movement)	62	34
GBP (14% movement)	(77)	(254)

December 31, 2017
EUR (0% movement)	-	-
USD (12% movement)	(335)	335
GBP (4% movement)	(3)	3
AUD (5% movement)	(10)	10
CAD (6% movement)	2	(2)
ILS (3% movement)	(76)	76

Interest rate risk

As of the reporting date, the Group only has borrowings with fixed interest rates, and is therefore not exposed to interest rate risk.

Fair value sensitivity analysis for fixed-rate instruments

The Group does not account for any fixed-rate financial assets or financial liabilities at fair value through profit or loss. Therefore, a change in interest rates at the reporting date would not affect profit or loss. For the year ended December 31, 2017, a change of 100 basis points in interest rates would have increased or decreased equity by €0(2016: €10 thousand). This analysis assumes that all other variables, in particular foreign currency exchange rates, remain constant.

Other market price risk

The Group does not hold any equity securities or financial assets or liabilities that are dependent on the price of equity instruments. The Group is therefore not exposed to market price risks.

Note 8. Other Information

8.1	Balances and transactions with related Parties

Parent and ultimate controlling party

The ultimate controlling party of the group is Spark Networks SE. The shares in the Group are publicly traded on the New York Stock Exchange. Rocket Internet SE holds more than 25% of Spark Networks shares outstanding, and was represented on the Affinitas Board in 2015, 2016, and the pre-Merger period of 2017.

Transactions with shareholders

Consultation services

In 2008 and 2009, Affinitas and Rocket Internet SE (“Rocket”) entered into two agreements. Under these agreements Rocket is obliged to render consulting services to Affinitas in business, professional and/or technical areas and programming services. Affinitas is obliged to pay Rocket fees for the services rendered under the agreements, which are calculated on the basis of the incurred costs of Rocket plus expenses. For the years ended December 31, 2015, 2016 and 2017, respectively, Spark Networks recorded costs of €36 thousand, €22 thousand and €13 thousand, respectively. There was €5 thousand payable to Rocket as of December 31, 2017 and €0 as of December 31, 2016.

Shareholder loans

During the year ended December 31, 2016 the company entered into loans with some of its shareholders as described in more detail in Note 5.9. The total amount outstanding as of December 31, 2016 and 2017 was €5,850 thousand and €5,850 thousand respectively, and the amount of interest incurred during the years then ended December 31, 2016 and 2017 was €130 thousand and €508 thousand, respectively. The loan was fully repaid in March 2018. Refer to Note 8.4.

MLLNNL, LLC

The acquired subsidiary Spark had multiple, ongoing engagements with MLLNNL, LLC (“Mllnnl”), a marketing agency that employs, and was co-founded by, an employee of the Group’s wholly-owned subsidiary, Smooch Labs. For the year ended December 31, 2017, the Group has expensed €50 thousand for services performed by Mllnnl.

Management Services Agreement with PEAK6

In August 2016, Spark entered into a purchase agreement with PEAK6 pursuant to which Spark issued and sold to PEAK6 an aggregate of 5,000,000 shares of common stock of Spark at a purchase price of $1.55 per share. Spark also issued the Spark Warrant to PEAK6 to purchase up to 7,500,000 shares of common stock of Spark at an exercise price of $1.74 per share pursuant to the terms of a warrant agreement. Upon consummation of the merger between Affinitas and Spark, all of the shares subject to the Spark Warrant vested immediately prior to the closing of the merger, and the Spark Warrant expired upon the closing of the merger.

In connection with the execution of the PEAK6 purchase agreement, Spark entered into a management services agreement dated as of August 9, 2016 with PEAK6 (the “Management Services Agreement”), pursuant to which PEAK6 provides certain marketing, technology, strategy, development and other services to Spark over a five-year term, for a cash fee of $1.5 million per year (the “Management Fee”), which was paid on a quarterly basis in an amount of $375,000 per quarter. On November 2, 2017, in connection with the consummation of the merger between Affinitas and Spark, Spark and PEAK6 mutually agreed to terminate the Management Services Agreement effective December 31, 2017. As consideration for the termination, Spark paid PEAK6 an amount equal to $2.4 million (€2.0 million) in January 2018 in full satisfaction of any obligation or liability of Spark to PEAK6 for payments due to PEAK6 under the termination agreement.

Consulting Agreement with PEAK6

In March 2018, Spark Networks entered into a consulting agreement dated as of March 9, 2018 with PEAK6 (the “Consulting Agreement”), pursuant to which PEAK6 provides certain technology and infrastructure advice and information gathering services and other services to Spark Networks. The Consulting Agreement can be terminated by either party upon 30 days’ notice. Under the Consulting Agreement, PEAK6 is not entitled to any fees or other amounts.

Managing director compensation

During the years ended December 31, 2015, 2016 and 2017, managing director compensation was comprised of the following:

in € thousands	2015	2016	2017
Short-term benefits	147	481	693
Other employment benefits	-	25	-
Post-employment benefits	24	-	-
Share-based payments	599	884	1,522
Total compensation	770	1,390	2,215

During the year ended December 31, 2016, one of Spark Networks’ executives transferred to Spark Networks €25 thousand. Such amount was fully repaid by Spark Networks to the executive within days. No interest was accrued and the transaction did not have any effect on the statement of comprehensive income/loss. There was no balance outstanding as of December 31, 2016 and 2017.

8.2	Contingent Liabilities

Virtual employee share option plan

For the description of the virtual employee share option plan refer to Note 4.11.

Pending legal proceedings

Stephanie J. Benabu vs. Videotron Ltee and Affinitas GmbH, et al.

On August 1, 2016, Affinitas was served with a copy of an application to bring a class action lawsuit and to appoint the status of representative plaintiff filed with the Superior Court of the District of Montreal. The potential suit relates to the practice of automatically renewing the services provided to Canadian users of Affinitas’s products at standard pricing after a discounted trial period without active consent by the consumer. Affinitas ceased engaging in these practices and is currently in settlement negotiations with the plaintiffs. The settlement currently contemplated would not have a material adverse effect on the business, results of operations or financial condition of Affinitas.

City of Santa Monica, California – City Attorney General Investigation

On May 16, 2016, representatives from Spark met with representatives from a cross-jurisdictional working group consisting of consumer fraud attorneys from the City of Santa Monica and offices of the District Attorney from the counties of Los Angeles, Santa Cruz, Santa Clara and San Diego (“Cross Jurisdictional Group”). This meeting was held at the request of the Cross Jurisdictional Group, as a “pre-filing” meeting to explain and potentially resolve issues over auto-renewal disclosures by the Spark websites. The Cross Jurisdictional Group alleges that the Spark websites violate California law on disclosure of auto-renewal terms and ability to cancel auto-renewal. They also claim that the Spark websites violate California dating contract statues, which (where applicable) require a three day right to cancel. The Cross Jurisdictional Group sent a voluntary document request to the company on June 2, 2016. The company cooperated with the Cross Jurisdictional Group and provided information in response to the voluntary request. The Cross Jurisdictional Group has indicated that it would like the company to change its disclosures in certain respects, and that it intends to seek the payment of a penalty in an unspecified amount. In response to these disclosure requests, the company has made changes. On December 1, 2017, the company received a settlement communication from the City of Santa Monica and offices of the District Attorney, proposing settlement terms including payment of civil penalties, restitution to consumers, investigative costs and legal fees in maximum amount of $1.6 million (€1.3 million). The proposal has been accepted by Spark. The Group recognized a provision of $1.1 million (€0.9 million) during the year ended December 31, 2017, to provide for the settlement values for penalties, costs, legal fees and estimated restitution. Management expects to fully conclude this matter in 2018.

Upmarket vs. Spark Networks (Israel) Ltd.

On August 6, 2017, UpMarket Projects Ltd ("UpMarket") filed a civil action ("Complaint") for breach of contract and unjust enrichment against Spark Networks USA, LLC ("Spark USA") and against Spark Networks (Israel) LTD. ("Spark Israel") in Tel-Aviv District court. In the statement of claim, UpMarket alleges that Spark USA materially breached a commercial contract between the parties by terminating such contract in contravention to its terms. The parties executed a settlement agreement in January 2018, and Spark has recorded a provision of NIS 1.1 million (€0.3 million) for the probable cost of resolving this matter as of December 31, 2017. Spark settled this matter in early 2018.

Trademarks are an important element in running online dating websites. Given the large number of markets and brands, Spark Networks is dealing with oppositions to its trademark from time to time. As of December 31, 2017, there are two relevant procedures, which affect trademarks in France and Benelux. The procedures are expected to continue for more than 12 months. Outcome is unforeseeable as of the reporting date.

We have additional existing legal claims and may encounter future legal claims in the normal course of business. In our opinion, the resolutions of the existing legal claims are not expected to have a material impact on our financial position or results of operations.

We intend to defend vigorously against each of the above lawsuits. At this time, management does not believe the above matters, either individually or in the aggregate, will have a material adverse effect on the Group’s results of operations or financial condition and believes the recorded legal provisions as of December 31, 2017 are adequate in light of the probable and estimable liabilities. However, no assurance can be given that these matters will be resolved in our favor.

8.3	Operating leases and other off-balance sheet contractual obligations

As of the reporting date, future minimum lease payments under non-cancellable operating lease agreements and future payments for contractual obligations are as follows:

	December 31,
in € thousands	2016	2017
Less than one year	389	1,220
Between one and five years	814	1,371
More than five years	-	-
Total	1,203	2,591

Operating lease agreements and other contractual obligations relate to the Group’s principal administrative office space and related premises in Berlin, Germany, as well as payments for office space within the United States, and the lease of certain office equipment. Amounts also reflect other non-cancelable commitments and obligations consisting of contracts with software licensing and marketing service providers. The Group does not have significant renewal or purchase options.

8.4	Events after the reporting date

Termination of Loan Agreement relating to Affinitas GmbH and plans to enter into New Debt Financing.

On March 15, 2018, Spark Networks Services GmbH (f/k/a Affinitas GmbH), a limited liability company incorporated under the laws of Germany (“Affinitas”), and wholly-owned subsidiary of Spark Networks SE, entered into a termination agreement (the “Termination Agreement”) to its Loan Agreement dated as of September 2016 (the “Loan Agreement”), by and among Affinitas and certain persons and entities, including certain of its stockholders and officers, named as lenders thereunder (the “Lenders”), pursuant to which the Lenders had granted Affinitas certain loans with an interest rate of 8% per annum maturing on June 30, 2018 (the “Type A Loans”) and certain loans with an interest rate of 9% per annum maturing on March 31, 2019 (the “Type B Loans”) in an aggregate principal amount of €5.85 million (€1.85 million of which is under the Type A Loans and €4.0 million of which is under the Type B Loans). Pursuant to the terms of the Termination Agreement, in exchange for the early termination of the loans under the Loan Agreement effective as of March 15, 2018 and the repayment in full of the then outstanding principal amount of the loans under the Loan Agreement of €5.85 million, the parties agreed to an early termination fee of €0.3 million, consisting of a 2% fee on the repaid principal amount of the Type A loans and a 6.75% fee on the repaid principal amount of the Type B loans. In addition, the parties agreed that interest on the loans of approximately €40 thousand under the Loan Agreement was paid in full for the month of March 2018. All payments under the Termination Agreement were made on or before March 31, 2018.

Entry into €25,000 thousand Senior Facilities Agreement.

On March 28, 2018, Spark Networks and Silicon Valley Bank entered into a four-year €25,000 thousand Senior Facilities Agreement.

The Senior Facilities Agreement provides for a multicurrency term loan facility in an aggregate amount equal to €15,000 thousand (the “Term Loan Facility”) and a multicurrency revolving credit facility in an aggregate amount equal to €10,000 thousand (the “Revolving Credit Facility” and, together with the Term Loan Facility, the “Facilities”). In addition, subject to the terms and conditions of the Senior Facilities Agreement, including compliance with certain financial ratios, Spark Networks may incur additional incremental facilities in an aggregate amount of up to €35,000 thousand.

Borrowings under the Facilities bear interest at a rate equal to LIBOR for deposits in the applicable currency plus an applicable margin ranging from 2.5% to 3.0% to be determined based on the net leverage ratio for the most recently completed 12 month period ending on the last day of the fiscal year or quarterly period as applicable. The applicable margin in effect for borrowings under the Term Loan Facility as of March 30, 2018 is 2.5%.

In addition to paying interest on outstanding principal under the Facilities, Spark Networks is required to pay a commitment fee to the lenders under the Revolving Credit Facility in respect of the unutilized commitments thereunder. The commitment fee rate is 0.60% per annum.

The Term Loan Facility amortizes in equal quarterly installments of €938 thousand commencing on June 29, 2018, while principal amounts outstanding under the Revolving Credit Facility are due and payable in full at maturity.

