Form 20-F/A
period 2017-12-31
Spark Networks SE
filed 2018-05-24
CIK 1705338

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Commission file number 001-38252

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

EXPLANATORY NOTE

This Amendment No. 1 to Spark Networks SE’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, originally filed with the Securities and Exchange Commission on April 25, 2018 (the “2017 Form 20-F”), is being filed solely for the purposes of furnishing the Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T. This Exhibit was not previously filed.

Other than as expressly set forth above, this Amendment No. 1 to the 2017 Form 20-F does not, and does not purport to, amend, update or restate the information in any other item of the 2017 Form 20-F, or reflect any events that have occurred after the 2017 Form 20-F was originally filed.

PART III.

Item 19. Exhibits.

Exhibit No.	Description

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its 2017 Form 20-F on its behalf.

Spark Networks SE

Date: May 24, 2018	By:	/s/ Robert W. O’Hare
Robert W. O’Hare
Chief Financial Officer