Form 20-F
period 2019-12-31
Spark Networks SE
filed 2020-06-12
CIK 1705338

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

Bert Althaus, Tel: (+49) 30 868 000 102 Kohlfurter Straße 41/43 Berlin 10999 Germany
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act

Title of each class	Trading Symbols(s)	Name of each exchange on which registered
American Depositary Shares each representing one-tenth of an ordinary share	LOV	New York Stock Exchange
Ordinary shares, €1.00 nominal value per share*		New York Stock Exchange

* Not for trading purposes, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of business covered by the annual report. 2,605,689 ordinary shares.

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

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

EXPLANATORY NOTE

Spark Networks SE (the “Company”) is relying on the order issued by the U.S. Securities and Exchange Commission (Release No. 34-88465) to extend the filing date of the Company’s Annual Report on Form 20-F for the year ended December 31, 2019. The order provides public companies with up to an additional 45 days to file with the Securities and Exchange Commission reports under the Securities Exchange Act of 1934, as amended, including Annual Reports on Form 20-F, if the company is unable to meet the filing deadline due to circumstances relating to the novel coronavirus, COVID-19. The Company’s operations and business have been disrupted due to the unprecedented conditions and travel restrictions surrounding the COVID-19 pandemic, and have resulted in the Company’s employees, including its accounting and finance team, working remotely from home. These disruptions have interfered with management’s ability to work with its independent accountants, professional advisors and support staff in order to complete the Company’s financial statements and related disclosures included in the Company’s Form 20-F.

TERMS

As used herein, and unless the context suggests otherwise, the terms “the Company,” “Group,” “Spark Networks,” “we,” “us” or “our” refer to Spark Networks SE and its consolidated subsidiaries.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains statements that constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause Spark Networks’ performance or achievements to be materially different from those of any expected future results, performance, or achievements. Forward-looking statements speak only as of the date they are made, and Spark Networks does not assume any duty to update forward-looking statements. Readers are cautioned that a number of important factors could cause actual results to differ materially from those expressed in, or implied or projected by, such forward-looking statements. Words and expressions reflecting optimism, satisfaction, or disappointment with current prospects, as well as words such as “believes,” “hopes,” “intends,” “estimates,” “expects,” “projects,” “plans,” “anticipates,” and variations thereof, or the use of future tense, identify forward-looking statements, but their absence does not mean that a statement is not forward-looking. Forward-looking statements include, but are not limited to, statements about operating a diverse global platform of premium online dating sites, statements about providing exceptional user experience and driving stockholder value, statements about projected financial results, statements regarding Spark Network’s growth opportunities and initiatives, statements regarding the Company’s building of global, shared services for its dating brands' technology platforms, statements relating to the benefits and integration of Zoosk to the Company’s business, statements about the Company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such forward-looking statements are not guarantees of performance and actual results could differ materially from those contained in such statements. Factors that could cause or contribute to such differences include, but are not limited to: risks related to the acquisition of Zoosk, risks related to the degree of competition in the markets in which Spark Networks operates; the ability of Spark Networks to retain and hire key personnel; Spark Networks’ ability to continue to control costs and operating expenses; Spark Networks’ ability to achieve its intended cost savings; Spark Networks’ ability to generate cash from operations, lower-than-expected revenue, credit quality deterioration or a reduction in net earnings; Spark Networks’ ability to raise outside capital and to repay debt as it comes due; Spark Networks’ ability to introduce new competitive products and the degree of market acceptance of such new products; the timing and market acceptance of new products introduced by Spark Networks’ competitors; Spark Networks’ ability to identify potential acquisitions; Spark Networks’ ability to successfully integrate acquired businesses and the ability of acquired businesses to perform as expected; Spark Networks’ ability to maintain strong relationships with branded channel partners; changes in Spark Networks’ stock price due to broader stock market movements and the performance of peer group companies; Spark Networks’ ability to enforce intellectual property rights and protect their respective intellectual property; Spark Networks' ability to comply with new and evolving regulations relating to data protection and data privacy; general competition and price measures in the market place; risks related to the duration and severity of the COVID-19 pandemic and its impact on Spark Networks’ business; the effects of social distancing, shelter-in-place orders and increased unemployment, in each case, as a result of the COVID-19 pandemic, on Spark Networks’ business and the online dating industry; the impact of the COVID-19 pandemic on the U.S. and global economies and financial markets generally and on Spark Networks' ability to access capital; general economic conditions; and the other factors identified in Item 3.D “Risk Factors.”

Although Spark Networks believes the assumptions upon which these forward-looking statements are based are reasonable, any of these assumptions could prove to be inaccurate and the forward-looking statements based on these assumptions could be incorrect. The underlying expected actions and Spark Networks’ results of operations involve risks and uncertainties, many of which are outside the Company’s control, and any one of which, or a combination of which, could materially affect Spark Networks’ results of operations and whether the forward-looking statements ultimately prove to be correct. In light of the significant uncertainties inherent in the forward-looking statements, readers should not place undue reliance on forward-looking statements.

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

The selected financial data set forth in the table below for 2019, 2018, and 2017 has been derived from our audited consolidated financial statements as of December 31, 2019, 2018 and 2017 and for the years then ended. The financial data has been derived from our financial statements which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States). This selected financial data should be read in conjunction with the consolidated financial statements and accompanying notes included herein.

Statement of Comprehensive Loss/Income Data:

	Years Ended December 31,
	2019	2018 (2)	2017 (2)	2019
	(in € thousands)			(in $ thousands)(1)
Revenue	149,141	103,438	83,529	166,963
Cost of revenue	(103,302)	(69,490)	(58,776)	(115,647)
Gross profit	45,839	33,948	24,753	51,316
Other income	1,558	240	54	1,744
Other operating expenses	(57,211)	(36,299)	(32,030)	(64,047)
Sales and marketing expenses	(6,108)	(4,938)	(5,540)	(6,838)
Customer service expenses	(6,830)	(4,626)	(3,971)	(7,646)
Technical operations and development expenses	(19,433)	(7,195)	(6,428)	(21,755)
General and administrative expenses	(24,840)	(19,540)	(16,091)	(27,808)
Operating loss	(9,814)	(2,111)	(7,223)	(10,987)
Finance income	4,236	478	239	4,742
Finance costs	(13,186)	(1,436)	(782)	(14,762)
Net finance expenses	(8,950)	(958)	(543)	(10,020)
Loss before taxes	(18,764)	(3,069)	(7,766)	(21,007)
Income tax benefit (expense)	3,590	(811)	720	4,019
Net loss	(15,174)	(3,880)	(7,046)	(16,988)
Other comprehensive income/(loss)	3,661	1,617	(883)	4,098
Total comprehensive loss	(11,513)	(2,263)	(7,929)	(12,890)
Loss per share
Basic earnings/(loss) per share	€(7.68)	€(2.99)	€(30.63)	$(8.60)
Diluted earnings/(loss) per share	€(7.68)	€(2.99)	€(30.63)	$(8.60)

(1) Amounts in this column are not audited and have been converted from Euros to United States dollars solely for the convenience of the reader. Balance sheet positions and income statement positions are converted at the exchange rate on December 31, 2019 of $1.1234 per Euro and the average exchange rate from January 1 until December 31, 2019 of $1.1195 per Euro, respectively.

(2) Comparative figures for the years ended December 31, 2018 and 2017 were restated for errors. For further information, see Part III, Item 18. Financial Statements, Note 8.4.

Statement of Financial Position Data:

	Years Ended December 31,
	2019	2018 (2)	2019
	(in € thousands)		(in $ thousands)(1)
Cash and cash equivalents	15,450	11,095	17,357
Current trade and other receivables	11,911	6,936	13,381
Intangible assets and goodwill	278,862	33,015	313,274
Total Assets	332,042	63,872	373,016
Total Liabilities	189,922	46,957	213,358
Total Shareholders' Equity	142,120	16,915	159,658

(1) Amounts in this column are not audited and have been converted from Euros to United States dollars solely for the convenience of the reader. Balance sheet positions and income statement positions are converted at the exchange rate on December 31, 2019 of $1.1234 per Euro and the average exchange rate from January 1 until December 31, 2019 of $1.1195 per Euro, respectively.

(2) Comparative figures for the year ended December 31, 2018 were restated for errors. For further information, see Part III, Item 18. Financial Statements, Note 8.4.

Key Performance Indicators:

	Registrations(1)	Average Paying Subscribers(2)	Monthly ARPU(3)	Adjusted EBITDA (in € thousands)
2019	12,718,080	731,088	€17.00	€8,178
2018 (4)	10,144,173	483,413	€17.83	€9,839
2017 (4)	8,451,633	379,403	€18.35	€4,497

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

(4) Comparative figures for the years ended December 31, 2018 and 2017 were restated for errors. For further information, see Part III, Item 18. Financial Statements, Note 8.4.

The following table reconciles Net loss to Adjusted EBITDA(2)(4) for the periods presented:

	Years Ended December 31,
	2019	2018 (3)	2017 (3)	2019
	(in € thousands)			(in $ thousands)(1)
Net loss	(15,174)	(3,880)	(7,046)	(16,988)
Net finance expenses	8,950	958	543	10,020
Income tax expense (benefit)	(3,590)	811	(720)	(4,019)
Depreciation and amortization	7,696	3,565	3,084	8,616
Impairment of intangible assets and goodwill	703	3,324	25	787
Share-based compensation expense	2,335	4,091	488	2,614
Acquisition costs and other	7,258	970	8,123	8,126
Adjusted EBITDA (2)(4)	8,178	9,839	4,497	9,156

	Years Ended December 31,
	2019	2018	2017	2019
Summary of acquisition costs and other	(in € thousands)			(in $ thousands)(1)
Gain realized upon sublease commencement	(1,259)	—	—	(1,409)
Transaction and advisory fees	4,761	264	3,995	5,330
Merger integration costs	493	101	2,042	552
Other employee payments	2,052	—	1,053	2,297
Severance costs	1,211	316	430	1,356
Other	—	289	603	—
Total adjustments	7,258	970	8,123	8,126

(1) Amounts in this column are not audited and have been converted from Euros to United States dollars solely for the convenience of the reader. Balance sheet positions and income statement positions are converted at the exchange rate on December 31, 2019 of $1.1234 per Euro and the average exchange rate from January 1 until December 31, 2019 of $1.1195 per Euro, respectively.

(2) Adjusted Earnings Before Interest, Taxes, Depreciation, and Amortization ("Adjusted EBITDA") is not a measure defined by International Financial Reporting Standards ("IFRS"). The most directly comparable IFRS measure for Adjusted EBITDA is our net (loss)/profit for the relevant period. This measure is one of the primary metrics by which we evaluate the performance of our businesses, budget, forecast and compensate management. We believe this measure provides management and investors with a consistent view, period to period, of the core earnings generated from ongoing operations and excludes the impact of items that we do not consider representative of our ongoing operating performance. This includes: (i) items such as share-based compensation, asset impairments, gains or losses on foreign currency transactions and interest expense, and (ii) items related to acquisitions or other costs that are non-recurring, infrequent, or unusual in nature including gains realized upon sublease commencement, transaction and advisory fees, merger integration costs, other employee payments, and severance. Adjusted EBITDA has inherent limitations in evaluating the performance of the Company, including, but not limited to the following:

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

(3) Comparative figures for the years ended December 31, 2018 and 2017 were restated for errors. For further information, see Part III, Item 18. Financial Statements, Note 8.4.

(4) Adjusted EBITDA as of December 31, 2019 excludes a fair value adjustment of €14,371 thousand which reduced the value of contract liabilities acquired from Zoosk. The fair value of contract liabilities acquired represents the estimated cost plus a reasonable profit margin to perform services related to subscriptions paid by Zoosk's customers as of July 1, 2019. The Group's Adjusted EBITDA as of December 31, 2019 would have been €22,549 thousand assuming this fair value adjustment to contract liabilities (which represents a reduction in future revenues on acquired subscriptions) in connection with the Spark Networks / Zoosk Merger (as defined below) would not have been made. The Group previously reported in its preliminary earnings release for the year ended December 31, 2019, Adjusted EBITDA including the fair value adjustment to such contract liabilities. The Group modified its calculation of Adjusted EBITDA in this Annual Report on Form 20-F to exclude such contract liabilities as provided herein.

Exchange Rate Information:

We publish our financial statements in Euros. Fluctuations in the exchange rate between the Euro and the United States dollar will affect the United States dollar amounts received by owners of our American Depositary Shares (“ADSs”) on conversion of dividends, if any, paid in Euro on the ADSs. The following table presents information on the exchange rates between the Euro and the United States dollar for the periods indicated.

	High	Low	Average	Year End
Year Ended December 31, 2019	1.1535	1.0889	1.1195	1.1234
Year Ended December 31, 2018	1.2493	1.1261	1.1810	1.1450
Year Ended December 31, 2017	1.2060	1.0385	1.1297	1.1993

Months ended	High	Low	Average	Month End
January 2019	1.1535	1.1341	1.1416	1.1488
February 2019	1.1471	1.1260	1.1351	1.1416
March 2019	1.1387	1.1218	1.1302	1.1235
April 2019	1.1321	1.1123	1.1238	1.1218
May 2019	1.1245	1.1134	1.1185	1.1151
June 2019	1.1394	1.1185	1.1293	1.1380
July 2019	1.1349	1.1115	1.1218	1.1151
August 2019	1.1222	1.1036	1.1126	1.1036
September 2019	1.1096	1.0889	1.1004	1.0889
October 2019	1.1173	1.0898	1.1053	1.1154
November 2019	1.1158	1.0982	1.1051	1.0982
December 2019	1.1234	1.1023	1.1113	1.1234

B.	Capitalization and Indebtedness.

Not applicable.

C.	Reasons for Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors.

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

Risks Relating to Our Business

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

Since it was launched in 2008, Spark Networks and its predecessor companies has had nearly 72 million users register with its dating platforms. A registration is deemed complete once a user has inserted an email/password combination, accepted the terms of service and clicked the registration button in order to create a profile with the respective site (such user, a “registered user”). For the twelve months ended December 31, 2019, Spark Networks had an average of approximately 731,000 paying members across all of its platforms. Spark Networks’ future growth depends on its ability to attract new members that fit within its target audience, convert members into paying subscribers and retain its paying subscribers. This in turn depends on its ability to deliver a relevant, high-quality online personals experience to these members and its ability to remain attractive to its existing and potential paying customers. As a result, it must continue to invest significant resources in order to enhance its existing products and services and introduce new high-quality products and services that people will use. If Spark Networks is unable to predict user preferences or industry changes, or if it is unable to modify its products and services on a timely basis, it may lose existing members and paying subscribers and may fail to attract new members and paying subscribers. For example, one of Spark Networks’ strategies is to target single people with high socio-economic status who are looking for a serious and long-term relationship. If its user preferences change, or the market for this niche otherwise decreases, or this strategy is otherwise unsuccessful, Spark Networks could lose users, including paying subscribers, and its market share and revenue could decrease. Spark Networks’ revenue and expenses will also be adversely affected if its innovations are not responsive to the needs of its members and paying subscribers or are not brought to market in an effective or timely manner.

Spark Networks revenue could be adversely affected if subscriptions cannot be automatically renewed.

Spark Networks generally provides its premium memberships pursuant to 1-month, 3-month, 6-month, 12-month and 24-month subscriptions, which are generally automatically renewed unless canceled by the subscriber. In each of the years ended December 31, 2019, 2018 and 2017, subscription revenue accounted for over 97% of Spark Networks’ total revenue. Although Spark Networks has historically experienced a high percentage of subscribers that choose an auto-renewal payment option, a significant portion of Spark Networks’ members may choose not to do so in the future or Spark Networks may encounter difficulties during the technical processing of the renewal of credit card processing due to, for instance, the expiration or blocking of the applicable credit card. Spark Networks has successfully taken steps to increase renewal rates by, for example, improving the auto-renewal success, but there can be no assurance that these efforts will remain successful in maintaining, and even increasing renewal rates in the future.

The EU has introduced the EU Consumer Rights Directive (the “Directive”), enforced in EU member states since June 2014, that restricts the use of auto-renewals, and Spark Networks has implemented a membership subscription model which is compliant with the Directive. In the United States, numerous states also have laws regulating auto-renewal clauses in contracts, and proposals to restrict auto-renewals are also under consideration in the United States. To the extent that Spark Networks must reduce or eliminate the use of auto-renewals in these or other markets, renewal rates may fall, potentially reducing the number of membership subscription users. Consequently, the growth of subscription revenue will depend significantly on attracting new subscription users, and this dependence could increase due to regulations concerning auto-renewal that are outside of Spark Networks’ control. Any failure to maintain or improve the renewal rates of membership subscription users or to attract new subscription users could have a material adverse effect on results of operations.

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

Spark Networks pursues a growth strategy based in part on acquisitions, with the objective of creating a combined company that Spark Networks believes can achieve increased cost savings and operating efficiencies through economies of scale, especially in the integration of administrative services. Spark Networks will seek to make additional acquisitions in the future to increase its scale and profitability. For instance, on July 1, 2019, Spark Networks consummated the acquisition of Zoosk, Inc. ("Zoosk"), pursuant to which Zoosk became a wholly owned subsidiary of Spark Networks ("the Spark Networks / Zoosk Merger"). Zoosk is a global online dating platform, allowing its members to discover and communicate with each other from their mobile phones, tablets, or personal computers. On September 30, 2016, Spark Networks consummated the acquisition of Samadhi, an unrelated third party and owner of the Attractive World platform, and on November 2, 2017, Spark Networks consummated the merger of Spark Networks Services GmbH (f/k/a Affinitas GmbH), a German limited company (“Affinitas”) and Spark Networks, Inc., a publicly listed Delaware corporation (“Spark”) and owner of the Jdate, Christian Mingle, and JSwipe platforms, among others. This growth strategy involves significant risks. Spark Networks exposes itself to operational and financial risks in connection with historical and future acquisitions if it is unable to:

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

Although Spark Networks expects the Spark Networks / Zoosk Merger will result in synergies and other benefits, those synergies and benefits may not be realized or may not be realized within the expected time frame.

The ability of Spark Networks to realize the anticipated benefits of the Spark Networks / Zoosk Merger will depend, to a large extent, on the combined company’s ability to integrate the businesses of Spark Networks and Zoosk in a manner that facilitates growth opportunities and achieves projected cost savings and revenue growth without adversely affecting current revenues and investments in future growth. In addition, some of the anticipated synergies may not occur for a significant time period and will require substantial capital expenditures in the near term to be fully realized, such as the ones required to harmonize Spark Networks' technology platforms. Even if Spark Networks is able to integrate the business and operations of Zoosk successfully, the anticipated benefits of the Spark Networks / Zoosk Merger, including the expected synergies, may not be realized fully or at all or may take longer to realize than expected.

The combination of two independent businesses is complex, costly and time-consuming and may divert significant management attention and resources. The difficulties of combining the operations of the companies include, among others:

•	the diversion of management attention to integration matters;

•
difficulties in integrating operations and systems, including intellectual property and communications systems, administrative and information technology infrastructure and financial reporting and internal control systems;

•	challenges in conforming standards, controls, procedures and accounting and other policies, business cultures and compensation structures between the two companies;

•
differences in control environments, cultures, and auditor expectations may result in future material weaknesses, significant deficiencies, and/or control deficiencies while we work to integrate the companies and align guidelines and practices;

•	difficulties in attracting and retaining key personnel;

•	challenges in retaining existing customers and obtaining new customers;

•	difficulties in achieving anticipated cost savings, synergies, business opportunities, financing plans and growth prospects;

•	difficulties in managing the expanded operations of a significantly larger and more complex company;

•	the transition of management to the combined company management team, and the need to address possible differences in corporate cultures and management philosophies;

•	known or potential unknown liabilities of Zoosk that are larger than expected; and

•	other potential adverse consequences and unforeseen increased expenses or liabilities associated with the acquisition.

Some of these factors are outside of the control of Spark Networks, and any one of them could result in lower revenues, higher costs and diversion of management time and energy, which could materially impact the business, financial condition and results of operations of Spark Networks.

A failure to successfully build global, shared services for our dating brands' technology platforms could have a material adverse effect on the Company’s business.

In 2019, Spark Networks began developing a new, scalable and unified technology platform with a particular emphasis on supporting the mobile applications that many of its members utilize to access its products. To mitigate a prolonged interruption in development, Spark Networks expanded the development of the unified platform in 2019 to modular technology services that it anticipates will provide the Company with global, highly flexible, shared technology for all of its global dating brands. These new services are expected to support future growth and to harmonize key processes. Spark Networks believes that these new services will be essential to the Company’s growth initiatives and business plans. Such technology service implementations are complex and time-consuming and involve significant expenditures on system software and implementation activities, as well as changes in business processes. A failure or prolonged interruption in our technology services, or any difficulty encountered in upgrading these services, may compromise the Company’s ability to meet customer needs, or to operate its business without a material adverse effect on its financial condition.

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

In addition, current and potential competitors are making, and are expected to continue to make, strategic acquisitions, or establishing cooperatives and in some cases, establishing exclusive relationships with significant companies or competitors to expand their businesses or to offer more comprehensive products and services. To the extent these competitors or potential competitors establish exclusive relationships with major consumer facing internet players or smart phone apps including, but not limited to, search engines and social networks, our ability to reach potential members through online advertising may be restricted. Any of these competitors could cause difficulty in attracting and retaining members and converting members into paying subscribers.

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

For instance, Spark Networks is currently in a dispute with a competitor related to its registered figurative trademark for EliteSingles and country specific related trademarks in BeneLux, Finland, Hungary, Ireland, Sweden, Poland and the UK. Although Spark Networks believes it will ultimately prevail and intends to prosecute and defend its interest vigorously, if Spark Networks were to lose these disputes, it may be required to rebrand EliteSingles and the country specific brands in the given countries, which may have an adverse effect on the performance of the respective EliteSingles brands. For the twelve months ended December 31, 2019, the affected EliteSingles brands' revenue constituted approximately 8.9% of Spark Networks’ overall revenue.

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

Spark Networks operates in a market characterized by rapidly changing technologies, evolving industry standards, frequent new product and service announcements, enhancements and changing customer demands. Accordingly, its performance depends on its ability to adapt to rapidly changing technologies and industry standards, and the ability to continually improve the speed, performance, features, ease of use and reliability of services in response to both evolving demands of the marketplace and competitive service and product offerings. Spark Networks’ industry has been subject to constant innovation and competition. When one competitor introduces new features perceived as attractive to users, other competitors replicate such new features. Over the last few years, such new feature introductions in the industry have included instant messaging, message boards, e-cards, personality profiles, the delivery of content through cell phones and linking of profiles to social media accounts. There have also been subsequent enhancements on new features such as the ability to send videos and photos through instant messaging or customize user experience based on machine learning and artificial intelligence. Integration of new technologies into systems involves numerous technical challenges, substantial amounts of capital and personnel resources, and often takes many months to complete. Spark Networks intends to continue to devote efforts and funds toward the development of additional technologies and services so that it can both innovate and stay competitive in the competitive landscape in which it operates. For example, in 2019, 2018 and 2017, Spark Networks introduced a number of new features such as an open search functionality and a new personality test, and it anticipates the introduction of additional features in 2020 and beyond. Spark Networks may not be able to effectively integrate new technologies into its websites on a timely basis or at all, which may degrade the responsiveness and speed of its websites. Such technologies, even if integrated, may not function as expected.

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

Costs for Spark Networks to acquire paying subscribers are dependent, in part, upon its ability to purchase advertising at a reasonable cost. Its advertising costs vary over time depending upon a number of factors, many of which are beyond its control. Historically, Spark Networks has used online and offline advertising as the primary means of marketing its services. During 2019, cost of revenue substantially increased compared to the prior year as a result of growing Spark Networks' North American business with the addition of Zoosk following the Spark Networks / Zoosk Merger in July 2019. During 2018, cost of revenue substantially increased compared to the prior year based on direct marketing investment in SilverSingles following its December 2017 launch. During 2017, cost of revenue substantially increased compared to the prior year primarily as a result of growing Spark Networks' newly established North American business under the brand EliteSingles, which was launched in May 2015.

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

Like any other business, there is a risk that Spark Networks will experience cyberattacks, computer viruses, worms, hacking, phishing, bot attacks or other destructive or disruptive software, distributed denial of service attacks, and attempts to misappropriate customer information. While Spark Networks has invested (and continues to invest) heavily in the protection of its systems and infrastructure and in related training, it has experienced cyberattacks, hacking and similar disruptions in the past and, while to date none of those incidents has been material to Spark Networks' operations, it does expect to continue to face such threats in the future.

Any cyber or similar attack Spark Networks is unable to protect itself against could damage its systems and infrastructure, prevent it from providing its products and services, erode its reputation and brands, result in the loss of funds, result in the disclosure of confidential information of its users and/or be costly to remedy, as well as subject it to investigations by regulatory authorities and/or litigation that could result in liability to third parties. In light of the nature of its business, the unintended disclosure of personal information, whether as a result of a cyberattack or not, could be damaging to Spark Networks’ reputation.

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

Spark Networks receives, processes, stores and transmits a significant amount of personal user and other confidential information, including credit card information, and enables its users to share their personal information with each other. While Spark Networks continuously develops and maintains systems to protect the security, integrity and confidentiality of this information, Spark Networks has experienced data privacy incidents in the past. Accordingly, Spark Networks cannot guarantee that inadvertent or unauthorized use or disclosure will not occur or that third parties will not gain unauthorized access to this information despite its efforts, including as a result of cyberattacks or other fradulent or illegal activity.

Spark Networks also retains third party vendors to store some of the personal user and other confidential information received, processed, stored and transmitted by Spark Networks, and some of Spark Networks' advertisers and partners also may store information that Spark Networks shares with them. If any of these third parties fail to implement adequate data-security practices or fail to comply with Spark Networks’ terms and policies, user data may be improperly accessed or disclosed. Even if these third parties take all these steps, their networks may still suffer a breach, which could compromise Spark Networks’ user data. Spark Networks learned in May 2020 that an unauthorized third party gained access in January 2020 to Zoosk customer data stored in a database hosted by a third party. Although the database did not contain financial or credit card data or taxation or government identity information, it has resulted in investigation and remediation costs and could damage Spark Networks’ reputation.

If we experience data privacy incidents again in the future, Spark Networks may not be able to remedy the event, and it may have to expend significant capital and resources to mitigate the impact of such an event, and to develop and implement protections to prevent future events of this nature from occurring again. If a breach of its security (or the security of its vendors and partners) occurs, the perception of the effectiveness of its security measures and its reputation may be harmed, it could lose current and potential users and the recognition of its various brands and their competitive positions could be diminished, any or all of which could adversely affect its business, financial condition and results of operations. In addition, affected users or government authorities could initiate legal or regulatory action against Spark Networks over those incidents, which could cause us to incur significant expense and liability or result in orders or consent decrees forcing us to modify our business practices.

The varying and rapidly-evolving regulatory framework on privacy and data protection across jurisdictions could result in claims, changes to the Company’s business practices, monetary penalties, increased cost of operations, or declines in user growth or engagement, or otherwise harm the Company’s business.

There are numerous laws in the countries in which the Company operates regarding privacy and the storage, sharing, use, processing, disclosure and protection of this kind of information, the scope of which are constantly changing, and in some cases, inconsistent and conflicting and subject to differing interpretations, as new laws of this nature are proposed and adopted. For example, in 2016, the European Commission adopted the General Data Protection Regulation ("GDPR"), a comprehensive European Union privacy and data protection reform that became effective in May 2018. The act applies to companies established in the European Union or otherwise providing services or monitoring the behavior of people located in the European Union and provides for significant penalties in case of non-compliance as well as a private right of action for individual claimants. GDPR will continue to be interpreted by EU data protection regulators, which may require that the Company make changes to the Company’s business practices, and could generate additional risks and liabilities. The European Union is also considering an update to the EU’s Privacy and Electronic Communications (so called “e-Privacy”) Directive, notably to amend rules on the use of cookies. The Court of Justice of the European Union issued a judgment in October 2019 indicating that affirmative consent would be required for non-essential tracking tools. At the same time, many countries in which the Company does business have already adopted or are also currently considering adopting privacy and data protection laws and regulations. Multiple legislative proposals concerning privacy and the protection of user information are being considered by the United States Congress. Various United States state legislatures, including those in New York, Washington, Virginia, and Illinois, intend to consider privacy legislation in 2020. Other United States state legislatures have already passed and enacted privacy legislation, most prominent of which is the California Consumer Privacy Act of 2018, which was signed into law in June 2018 and came into effect on January 1, 2020. A ballot initiative to address privacy concerns has also been filed with the Office of the California Attorney General and, provided it meets appropriate legal requirements, is expected to be presented to

California voters on the November 2020 ballot. Additionally, the Federal Trade Commission has increased its focus on privacy and data security practices at digital companies.

While the Company believes that it complies with industry standards and applicable laws and industry codes of conduct relating to privacy and data protection in all material respects, there is no assurance that it will not be subject to claims that it has violated applicable laws or codes of conduct, that the Company will be able to successfully defend against such claims or that it will not be subject to significant fines and penalties in the event of non-compliance. Additionally, to the extent multiple state-level laws are introduced with inconsistent or conflicting standards and there is no federal law to preempt such laws, compliance with such laws could be difficult to achieve and the Company could be subject to fines and penalties in the event of non-compliance.

Any failure or perceived failure by Spark Networks (or the third parties with whom the Company has contracted to process such information) to comply with applicable privacy and security laws, policies or related contractual obligations, or any compromise of security that results in unauthorized access, or the use or transmission of, personal user information, could result in a variety of claims against the Company, including governmental enforcement actions, significant fines, litigation, claims of breach of contract and indemnity by third parties, and adverse publicity. When such events occur, the Company’s reputation may be harmed, the Company may lose current and potential users and the competitive positions of various brands could be diminished, any or all of which could adversely affect the Company's business, financial condition and results of operations.

Lastly, compliance with the numerous laws in the countries in which the Company operates regarding privacy and the storage, sharing, use, processing, disclosure and protection of personal data could be costly, as well as result in delays in the development of new products and features as resources are allocated to these compliance projects, particularly as these laws become more comprehensive in scope, more commonplace and continue to evolve. In addition, the varying and rapidly-evolving regulatory frameworks across jurisdictions may result in decisions to introduce products in certain jurisdictions but not others or to cease providing certain services or features to users located in certain jurisdictions. If these costs or other impacts are significant, the Company’s business, financial condition and results of operations could be adversely affected.

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

In addition, it is possible that a user of Spark Networks’ services could be physically, financially, emotionally or otherwise harmed by an individual that such user met through the use of one of Spark Networks’ services. While Spark Networks checks every new profile, it is not certain that every harm posed by other individuals can be eliminated. If one or more of Spark Networks’ users suffers or alleges to have suffered any such harm, it could experience negative publicity or legal action that could damage its reputation and its brands. Similar events affecting users of Spark Networks’ competitors’ dating services could result in negative publicity for the dating industry, which could in turn negatively affect Spark Networks’ business. Concerns about such harms and the use of dating services and social networking platforms for illegal conduct, such as romance scams and financial fraud, could produce future legislation or other governmental action that could require changes to Spark Networks’ dating services, restrict or impose additional costs upon the conduct of its business generally, subject it to liability for user conduct or cause users to abandon its dating services.

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

Spark Networks’ brands are available worldwide. Operating internationally exposes it to a number of additional risks, including:

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
•limitations on the level of intellectual property protection; and
•trade sanctions, political unrest, terrorism, war, health and safety epidemics, or the threat of any of these events.

While Spark Networks employs people from 45 nationalities that help to build and maintain knowledge about the geographies, countries and cultures the Company operates in, the occurrence of any or all of the events described above could adversely affect Spark Networks’ international operations, which could in turn adversely affect its business, financial condition and results of operations.

Spark Networks faces risks related to health epidemics and other outbreaks such as COVID-19, which could significantly change consumer behavior and materially and adversely impact its business.

Spark Networks' business could be materially adversely impacted by epidemics or pandemics, such as the COVID-19 pandemic. The COVID-19 pandemic has, or is likely to, significantly negatively impact the business in the following ways:

•The COVID-19 pandemic has resulted and is likely to continue to result in volatility and uncertainty in international markets, including as a result of prolonged economic downturn or recession. Consumer sentiment in many of Spark Networks' countries of operation has already been adversely affected, which has led to a reduction in discretionary spending, and many of our customers may be unable to make payments for our services. In addition, Spark Networks may not have access to capital, including from bank lenders, on the terms or timelines previously obtained, or may have difficulty complying with covenants in its existing bank facilities.
•Spark Networks may incur increased operating costs during the term of the pandemic as all Spark Networks employees are working remotely and require respective equipment. Working remotely also exposes our employees and our networks to increased risks of cyberattacks.
•Working remotely during the pandemic could negatively impact employee productivity and the development of the Company's products.

As a result, the effects of the COVID-19 pandemic may adversely affect the Company's business, financial condition, and results of operations. Spark Networks may be required, or may decide, to reduce its expenses, including through a review of its size of operations and of the remuneration of its work force. Any decision to reduce expenses may negatively impact Spark Networks' operations and reputation, which may lead to a decline in its usage indicators and revenue. Further, the COVID-19 pandemic may lead to unrest, instability and crisis in Spark Networks' countries of operation, which may further negatively impact its business. The COVID-19 pandemic may also negatively affect Spark Networks' ability to change the funding of the business, as its business results may be negatively affected and as markets and investors may not be willing to invest in companies such as Spark Networks.

Spark Networks’ business is subject to complex and evolving United States and international laws and regulations. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or declines in user growth or engagement, or otherwise harm Spark Networks’ business.

Spark Networks is subject to a variety of laws and regulations in the United States and abroad that involve matters that are important to or may otherwise impact its business, including, among others, broadband internet access, online commerce, advertising, user privacy, data protection, intermediary liability, protection of minors, consumer protection, sex-trafficking, taxation and securities law compliance. The introduction of new products, expansion of Spark Networks’ activities in certain jurisdictions, or other actions that it may take may subject Spark Networks to additional laws, regulations or other government scrutiny. In addition, foreign laws and regulations can impose different obligations or be more restrictive than those in the United States.

These United States federal, state, municipal and foreign laws and regulations, which in some cases can be enforced by private parties in addition to government entities, are constantly evolving and can be subject to significant change. As a result, the application, interpretation, and enforcement of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which the Company operates, and may be interpreted and applied inconsistently from state to state and country to country and inconsistently with the Company’s current policies and practices. These laws and regulations, as well as any associated inquiries or investigations or any other government actions, may be costly to comply with and may delay or impede the development of new products, require that the Company change or cease certain business practices, result in negative publicity, increase our operating costs, require significant management time and attention, and subject the Company to remedies that may harm its business, including fines or demands or orders that the Company modify or cease existing business practices.

Proposed or new legislation and regulations could also adversely affect the Company’s business, including the adoption of any laws or regulations that adversely affect the popularity or growth in use of the internet or the Company’s services, including laws or regulations that undermine open and neutrally administered internet access. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case that restrict or otherwise unfavorably impact the Company’s business or its ability or the manner in which the Company provide the Company’s services, could require us to change certain aspects of the Company’s business and operations to ensure compliance, which could decrease demand for services, reduce revenues, increase costs and subject us to additional liabilities.

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

The Company’s ability to comply with the Senior Secured Facilities Agreement is subject to its future performance and other factors.

On July 1, 2019, in connection with the Spark Networks / Zoosk Merger, the Company entered into the Senior Secured Facilities Agreement that provides for a term loan facility in an aggregate amount equal to $120 million (€106 million) (the “Term Loan Facility”) and a revolving credit facility in an aggregate amount equal to $5 million (€4 million) (the “Revolving Credit Facility”) and, together with the Term Loan Facility, the “Facilities.” Borrowings under the Senior Secured Facilities Agreement mature on July 1, 2023 and are secured by substantially all of the Company’s assets. The Senior Secured Facilities Agreement contains certain financial covenants including quarterly testing of a maximum First Lien Net Leverage Ratio and a minimum Fixed Charge Coverage Ratio (each as defined in the Senior Secured Facilities Agreement) and monthly testing of a minimum liquidity covenant. Spark Networks’ ability to comply with these covenants in the future is, to a certain extent, subject to general economic, financial, competitive, legislative, regulatory and other factors beyond its control, and there can be no assurance that the Company will be able to maintain compliance with these covenants in the future. The breach of any of the debt covenants could result in a default under the Senior Secured Facilities Agreement. Upon the occurrence of an event of default, the lenders could make an immediate demand of the amount outstanding under the credit facility. If a default was to occur and such a demand was to be made, there can be no assurance that the Company’s assets would be sufficient to repay the indebtedness in full. If any of these events were to occur, the Company’s ability to fund our operations could be seriously harmed.

Changes in how LIBOR is determined, or the potential replacement of LIBOR with an alternative reference rate, may adversely affect our interest expense.

Spark Networks' Senior Secured Facilities Agreement has an interest rate tied to the London Interbank Offered Rate (“LIBOR”). On July 27, 2017, the United Kingdom Financial Conduct Authority, which regulates LIBOR, announced its intention to stop persuading or compelling banks to submit LIBOR quotations by the end of 2021. Spark Networks cannot predict the impact of the potential phase out of LIBOR on its debt agreement and interest rate. There can be no assurances as to what the alternative base rate may be and whether such base rate will be more or less favorable than LIBOR and any other unforeseen impacts of the potential discontinuation of LIBOR. Spark Networks intends to monitor the developments with respect to the potential phasing out of LIBOR after 2021 and work with its lender to ensure any transition away from LIBOR will have minimal impact on its financial condition, but can provide no assurances regarding the impact of the discontinuation of LIBOR on its financial condition or whether the discontinuation of LIBOR would have a material adverse effect on its results of operations.

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

Spark Networks competes with traditional personals services, as well as newspapers, magazines and other traditional media companies that provide personals services. It also competes with a number of large and small companies, including internet portals and specialty-focused media companies that provide online and offline products and services to the markets served. Principal online personals services competitors include Match Group (which operates the Match.com, OkCupid, Plenty of Fish, and Tinder properties), and Parship Elite Group (which operates the eHarmony, Parship and ElitePartner properties). In addition, we face competition from new entrants that have recently offered free and freemium mobile applications such as Bumble, as well as social networking sites such as Facebook. Some of Spark Networks’ competitors have longer operating histories, greater financial, technical, marketing and other resources and larger customer bases than Spark currently has. These factors may allow competitors to respond more quickly to new or emerging technologies and changes in customer preferences. These competitors may engage in more extensive research and development efforts, undertake more far-reaching marketing campaigns and adopt more aggressive pricing policies that may allow them to build larger member and paying subscriber bases. Spark Networks’ competitors may develop products or services that are equal or superior to its products and services or that achieve greater market acceptance than its products and services. These activities could attract members and paying subscribers away from its websites and reduce its market share. Customers may utilize multiple dating services simultaneously, and cease using a particular service that comparatively lags behind or is duplicative of another service.

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

Spark Networks believes that its ability to compete depends upon many factors both within and beyond its control, including the following:

•	brand strength in the marketplace relative to competitors;

•	attractiveness to target niches;

•	the size and diversity of member and paying subscriber bases;

•	efficacy in user acquisition and marketing optimization;

•	the timing and market acceptance of its products and services, including developments and enhancements to products and services relative to those offered by its competitors; and

•	customer service and support efforts.

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

Spark Networks’ future success will depend upon its continued ability to identify, hire, develop, motivate and retain highly skilled individuals, with the continued contributions of its senior management being especially critical to its success. In particular, the loss of Eric Eichmann, Gitte Bendzulla and/or Bert Althaus, current managing directors of Spark Networks, and Benjamin Hoskins, the current Chief Technology Officer of Spark Networks, could materially and adversely affect Spark Networks. For a discussion of Spark Networks’ senior management, see Item 6.A. Its continued ability to compete effectively depends, in part, upon its ability to attract new employees. While it has established programs to provide incentives to retain existing employees, particularly its senior management, it cannot assure you that it will be able to attract new employees or retain the services of its senior management or any other key employees in the future. Effective succession planning is also important to Spark Networks’ future success. If Spark Networks fails to ensure the effective transfer of senior management knowledge and smooth transitions involving senior management across its various businesses, its ability to execute short and long term strategic, financial and operating goals, as well as its business, financial condition and results of operations generally, could be adversely affected.

Spark Networks has experienced significant turnover in its top executives, and its business could be adversely affected by these and other transitions in its senior management team or if any of the resulting vacancies cannot be filled with qualified replacements in a timely manner.

During 2019, Spark Networks experienced significant turnover in its top executives, including the departures of its Chief Executive Officer, Chief Financial Officer and Chief Operating Officer and the replacement of these positions with new officers.

Management transition is often difficult and inherently causes some loss of institutional knowledge, which could negatively affect the Company’s results of operations and financial condition. The company’s ability to execute our business strategies may be adversely affected by the uncertainty associated with these transitions and the time and board and management attention needed to fill the vacant roles could disrupt our business. Further, the Company cannot guarantee that it will not face similar turnover in the future. Although the Company generally enters into employment agreements with its executives, its executive officers are at-will employees. As a result, they may terminate their employment relationship with the Company at any time, and the Company cannot ensure that it will be able to retain the services of any of them. Spark Networks’ senior management’s knowledge of its business and industry would be difficult to replace, and any further turnover could negatively affect the Company’s business, growth, financial conditions, results of operations and cash flows.

Changes in tax treatment of companies engaged in e-commerce could materially adversely affect the commercial use of Spark Networks’ platforms and its business, financial condition and operating results.

Due to the global nature of the internet, it is possible that various countries and local jurisdictions might attempt to impose additional or new regulation on Spark Networks’ business or levy additional or new sales, income or other taxes relating to its activities. Tax authorities at the national and local levels are currently reviewing the appropriate treatment of companies engaged in e-commerce. New or revised tax regulations may subject Spark Networks or its customers to additional sales, income and other taxes. For example, certain jurisdictions have considered various approaches to legislation that would require companies engaged in e-commerce to collect sales tax on internet revenue. In January 2015, new regulations entered into effect in the European Union with respect to the collection of value-added tax (a form of sales tax). In June 2018, the United States Supreme Court decided the South Dakota v. Wayfair, Inc. sales tax nexus case. As a result of the Supreme Court ruling, states now have the ability to adopt laws requiring taxpayers to collect and remit sales tax on a basis of economic nexus, even in states in which the taxpayer has no presence. Spark Networks cannot predict the effect of current attempts to impose sales, income or other taxes on e-commerce. New or revised taxes and, in particular, sales taxes, value-added taxes and similar taxes would likely increase the cost of doing business online and decrease the attractiveness of our services. New taxes could also create significant increases in internal costs necessary to capture data and collect and remit taxes. Any of these events could have an adverse effect on our business and results of operations.

Adverse capital and credit market conditions could limit Spark Networks’ access to capital and increase its cost of capital, which may significantly affect its ability to meet liquidity needs.

The capital and credit markets have been experiencing extreme volatility over the last few years, most recently in light of the ongoing COVID-19 pandemic and the response by U.S. and international governments thereto, including the lowering of short-term interest rates by the U.S. Federal Reserve in the first quarter of 2020, and the potential global recession resulting therefrom. In some cases, the markets have exerted downward pressure on availability of liquidity and credit capacity for certain issuers. We may not be able to access cash or to incur indebtedness if the ongoing macroeconomic effects of the COVID-19 pandemic cause the closure of banks for an extended period of time or a sudden increase in requests for indebtedness at one time by many potential borrowers, either or both of which could overwhelm the banking industry.

While on December 31, 2019, Spark Networks had cash and cash equivalents of €15.5 million, and Spark Networks expects to have positive operating cash flow, Spark Networks may in the future be in need of liquidity to implement its growth strategy, including to raise capital to finance acquisitions. In such a scenario, Spark Networks may be forced to curtail certain operations and may be unable to operate its business as Spark Networks deems appropriate. Disruptions, uncertainty or volatility in the capital and credit markets, including as a result of the COVID-19 pandemic, may also limit Spark Networks’ access to capital required to operate its business. Such market conditions may limit its ability to replace, in a timely manner, maturing liabilities and access the capital necessary to operate and grow its business. As such, Spark Networks may be forced to delay raising capital or bear an unattractive cost of capital which could decrease its profitability and significantly reduce our financial flexibility. Spark Networks’ results of operations, financial condition, cash flows and capital position could be materially adversely affected by disruptions in the financial markets.

Goodwill, intangible assets and other long-lived assets are subject to impairment risk.

Spark Networks had €158.2 million of goodwill, €101.5 million of brands and trademarks and €19.1 million of other intangible assets as of December 31, 2019. Spark Networks reviews the potential impairment of goodwill and indefinite-lived intangible assets at least annually, or more frequently if events or changes in circumstances indicate that the carrying value may not be recoverable and test property, plant and equipment and other intangible assets for impairment whenever changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

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

Failure to comply with the United States Foreign Corrupt Practices Act or other applicable anti-corruption legislation could result in fines, criminal penalties and an adverse effect on Spark Networks’ business.

Spark Networks operates in a number of countries throughout the world, including countries known to have a reputation for corruption. Spark Networks is committed to doing business in accordance with applicable anti-corruption laws. Spark Networks is subject, however, to the risk that its officers, board members, employees, agents and collaborators may take action determined to be in violation of such anti-corruption laws, including the United States Foreign Corrupt Practices Act of 1977, the United Kingdom Bribery Act 2010 and the European Union Anti-Corruption Act, as well as trade sanctions administered by the Office of Foreign Assets Control and the United States Department of Commerce. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties or curtailment of operations in certain jurisdictions and might adversely affect results of operations. In addition, actual or alleged violations could damage its reputation and ability to do business.

Failure to comply with United States federal securities laws and regulations applicable to public companies could result in an adverse effect on Spark Networks' business.

As a United States reporting company, Spark Networks incurs significant legal, accounting and other expenses. Compliance with reporting and corporate governance obligations from which foreign private issuers and emerging growth companies (“EGCs”) are not exempt may require members of Spark Networks’ management and finance and accounting staff to divert time and resources from other responsibilities to ensure these regulatory requirements are fulfilled and may increase legal, insurance and financial compliance costs. Spark Networks cannot predict or estimate the amount of additional costs Spark Networks may incur or the timing of such costs. In addition, if Spark Networks fails to comply with any significant rule or requirement associated with being a public company, such failure could result in the loss of investor confidence and could harm Spark Networks’ reputation and cause the market price of the Spark Networks ADSs to decline.

Spark Networks is currently a “foreign private issuer” under the rules and regulations of the SEC and is therefore permitted to file less information with the SEC than a United States issuer. As a result of the Spark Networks / Zoosk Merger, Spark Networks expects to lose its “foreign private issuer” status in 2020.

Spark Networks is currently considered a “foreign private issuer” under the Exchange Act and therefore exempt from certain rules under the Exchange Act, including the proxy rules, which impose disclosure and procedural requirements for proxy solicitations for United States and other issuers. Moreover, Spark Networks is not required to file periodic reports and financial statements with the SEC as frequently or within the same time frames as United States companies with securities registered under the Exchange Act and is permitted to cease filing quarterly reports. Spark Networks currently prepares financial statements in accordance with IFRS and is not required to file financial statements prepared in accordance with or reconciled to U.S. GAAP so long as its financial statements are prepared in accordance with IFRS as issued by the International Accounting Standards Board. Spark Networks is not currently required to comply with Regulation FD, which imposes restrictions on the selective disclosure of material information to stockholders. In addition, officers, board members and principal stockholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of Spark Networks ordinary shares or ADSs.

In addition, as a “foreign private issuer” whose ADSs are listed on the NYSE American, Spark Networks is permitted to follow certain home country corporate governance practices in lieu of certain NYSE American requirements. Such German home country practices may afford less protection to holders of the Spark Networks ADSs. A foreign private issuer listed on the NYSE American must disclose in its Annual Reports filed with the SEC or on its website significant ways in which its corporate governance practices differ from those followed by domestic companies pursuant to the NYSE American’s standards. Spark Networks currently complies with, and intends to continue to comply with, NYSE American requirements applicable to United States issuers.

As a result of the Spark Networks / Zoosk Merger, Spark Networks expects to lose its status as a “foreign private issuer” under current SEC rules and regulations as of the next measurement date at the end of its second fiscal quarter on June 30, 2020, because, among other things, more than 50% of the assets of Spark Networks will be located in the United States. As a result, beginning on January 1, 2021, Spark Networks will no longer be exempt from the rules described above and, among other things, will be required to file periodic reports and annual and quarterly financial statements as if it were a company incorporated in the United States, and such financial statements will need to be prepared in accordance with U.S. GAAP. The conversion of the financial statements of Spark Networks from IFRS to U.S. GAAP will involve significant time and expense, and may result in the identification of differences between the accounting standards that could have a material impact on Spark Networks' consolidated financial statements. Management will need to evaluate the effectiveness of its disclosure controls and procedures and changes in internal control over financial reporting on a quarterly basis. In addition, Spark Networks expects to incur substantial costs in fulfilling the additional regulatory requirements applicable to a United States reporting company, and members of management will likely have to divert substantial time and resources from other responsibilities to ensure these additional regulatory requirements are fulfilled.

Spark Networks is currently an EGC within the meaning of the Securities Act, and Spark Networks intends to take advantage of certain exemptions from disclosure requirements available to EGCs, which may make it more difficult to compare Spark Networks’ performance with other public companies.

Spark Networks is currently an EGC within the meaning of the Securities Act, as modified by the JOBS Act, and Spark Networks intends to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not EGCs, including, but not limited to, not being required to include in SEC filings detailed information with respect to executive compensation or to comply with the auditor attestation requirements of SOX 404. As a result, holders of Spark Networks ADSs may not have access to certain information they may deem important. Spark Networks could be an EGC for up to five years, although circumstances could cause Spark Networks to lose that status earlier, including if Spark Networks is deemed to be a large accelerated filer (as defined in Rule 12b-2 under the Exchange Act), in which case Spark Networks would no longer be an EGC as of the following December 31. Spark Networks cannot predict whether investors will find the Spark Networks ADSs less attractive because Spark Networks will rely on these exemptions. If some investors find the Spark Networks ADSs less attractive as a result of Spark Networks’ reliance on these exemptions, the trading prices of the Spark Networks ADSs may be lower than they otherwise would be, there may be a less active trading market for its securities, including the Spark Networks ADSs, and the trading prices of Spark Networks’ securities, including the Spark Networks ADSs, may be more volatile.

Foreign currency exchange rate fluctuations could adversely affect Spark Networks’ results of operations.

Spark Networks operates in various international markets, primarily in various jurisdictions within the EU, and as a result, is exposed to foreign exchange risk for the Euro, United States dollar, Great British pound, Australian dollar, Canadian dollar, and Israeli New shekel (“ILS”). Spark Networks will translate international revenue into Euro-denominated operating results, so during periods of a strengthening Euro, Spark Networks’ international revenue will be reduced when translated into Euro. In addition, as foreign currency exchange rates fluctuate, the translation of international revenue into Euro-denominated operating results affects the period-over-period comparability of such results. Spark Networks faces similar risks as a result of revenue earned in other currencies.

Spark Networks reports in Euros. Spark Networks’ primary exposure to foreign currency exchange risk relates to investments in non-EU subsidiaries that transact business in a functional currency other than the Euro, primarily the United States dollar. To the extent that the United States dollar weakens relative to the Euro, the translation of international revenue into Euro will reduce Spark Networks’ Euro-denominated operating results and will affect period-over-period comparability.

Fluctuating foreign exchange rates can also result in foreign currency exchange gains and losses. Spark Networks does not intend to hedge any foreign currency exposures. See Item 11. Significant foreign exchange rate fluctuations, in the case of one currency or collectively with other currencies, could adversely affect future results of operations.

United States investors may have difficulty enforcing civil liabilities against Spark Networks or members of its Administrative Board.

Certain of the members of the Administrative Board are non-residents of the United States, and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may not be possible, or may be very difficult, to serve process on such persons or Spark Networks in the United States or to enforce judgments obtained in United States courts against them or Spark Networks based on civil liability provisions of the securities laws of the United States. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in Germany. An award for monetary damages under the United States securities laws would be considered punitive if it does not seek to compensate the claimant for loss or damage suffered and is intended to punish the defendant. The enforceability of any judgment in Germany will depend on the particular facts of the case as well as the laws and treaties in effect at the time. Litigation in Germany is also subject to rules of procedure that differ from the United States rules, including with respect to the taking and admissibility of evidence, the conduct of the proceedings and the allocation of costs. Proceedings in Germany would have to be conducted in the German language, and all documents submitted to the court would, in principle, have to be translated into German. For these reasons, it may be difficult for a United States investor to bring an original action in a German court predicated upon the civil liability provisions of the United States federal securities laws against Spark Networks and the members of its Administrative Board. The United States and Germany do not currently have a treaty providing for recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters, though recognition and enforcement of foreign judgments in Germany is possible in accordance with applicable German laws.

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

Compliance with SOX 404 requires the incurrence of substantial accounting expense and consumes significant management efforts. Spark Networks may not be able to complete evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if Spark Networks identifies one or more material weaknesses in internal control over financial reporting, it will be unable to assert that its internal control over financial reporting is effective. Spark Networks cannot assure you that there will not be material weaknesses in its internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit its ability to accurately report financial condition, results of operations or cash flows. If Spark Networks is unable to conclude that internal control over financial reporting is effective, or if its independent registered public accounting firm determines Spark Networks has a material weakness or significant deficiency in internal control over financial reporting, it could lose investor confidence in the accuracy and completeness of its financial reports, the market price of the Spark Networks ADSs could decline, and Spark Networks could be subject to sanctions or investigations by the NYSE American, the SEC or other regulatory authorities. Failure to remedy any material weakness in internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict future access to the capital markets.

United States investors could suffer adverse tax consequences if Spark Networks is characterized as a passive foreign investment company (“PFIC”) for United States federal income tax purposes.

Generally, if, for any taxable year, at least 75% of Spark Networks’ gross income is passive income, or at least 50% of the gross average quarterly value of Spark Networks’ assets is attributable to assets that produce passive income or are held for the production of passive income, Spark Networks would be characterized as a PFIC for United States federal income tax purposes. If Spark Networks is characterized as a PFIC, United States holders of Spark Networks ordinary shares or ADSs may suffer adverse tax consequences, including having gains realized on the sale of Spark Networks ordinary shares or ADSs treated as ordinary income, rather than capital gain, the loss of the preferential rate applicable to dividends paid by Spark Networks to individuals who are United States holders, and having interest charges apply to distributions by Spark Networks and the proceeds of sales of Spark Networks ADSs or shares.

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

Your rights as a holder of ADSs representing ordinary shares of a German company organized as a European stock corporation may differ from your rights as a stockholder in a United States corporation.

Spark Networks is organized as a European stock corporation (Societas Europaea, SE) under the laws of Germany. You should be aware that the rights of stockholders under German law differ in important respects from those of stockholders in a United States corporation. These differences include, in particular:

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

Members of the Administrative Board and holders of 5% or more of Spark Networks ordinary shares beneficially own a majority of Spark Networks ordinary shares (including Spark Networks ordinary shares represented by Spark Networks ADSs). Currently, the principal stockholders (those stockholders owning at least 5% of Spark Networks ordinary shares) and management of Spark Networks hold approximately 45% (excluding any shares underlying options) of the Spark Networks ordinary shares (which may be held in the form of Spark Networks ADSs). These stockholders have significant influence over the outcome of all matters requiring stockholder approval. For example, these stockholders may be able to influence the outcome of elections of members of Administrative Board, amendments of Spark Networks’

organizational documents, or approval of any merger, sale of assets, or other major corporate transactions. This may prevent or discourage unsolicited acquisition proposals or offers for Spark Networks ADSs that you may feel are in your best interest as a holder of Spark Networks ADSs. The interests of this group of stockholders may not always coincide with your interests or the interests of other stockholders, and they may act in a manner that advances their best interests and not necessarily those of other stockholders, including seeking a premium value for their Spark Networks ordinary shares, which might affect the prevailing market price for Spark Networks ADSs.

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

Spark Networks does not anticipate paying dividends on its Spark Networks ADSs for the foreseeable future. As a German tax resident company, however, if Spark Networks pays dividends, such dividends will be subject to German withholding tax. Currently, the applicable German withholding tax rate is 26.375% of the gross dividend. This German tax can be reduced to the applicable United States-Germany income tax treaty (“Treaty”) rate, which is generally 15%, if the applicable taxpayer is eligible for such Treaty rate and files an application containing a specific German tax certificate with the German Federal Central Tax Office (Bundeszentralamt für Steuern). If such a tax certificate cannot be delivered to the Spark Networks ADS holder due to applicable settlement mechanics or lack of information regarding the Spark Networks ADS holder, holders of the New Spark ADSs may be unable to benefit from the double tax treaty relief (including “Eligible United States Holders” as defined under the Treaty) and may be unable to file for a credit of such withholding tax in its jurisdiction of residence. Further, the payment made to the Spark Networks ADS holder equal to the net dividend may, under the tax law applicable to the Spark Networks ADS holder, qualify as taxable income that is in turn subject to withholding, which could mean that a dividend is effectively taxed twice. There can be no guarantee that the information delivery requirement can be satisfied in all cases, which could result in adverse tax consequences for affected Spark Networks ADS holders. Spark Networks ADS holders should note that the applicable interpretation circular (Besteuerung von American Depositary Receipts (ADR) auf inländische Aktien) issued by the German Federal Ministry of Finance (Bundesministerium der Finanzen), dated May 24, 2013 (reference number IV C 1-S2204/12/10003) (the “ADR Tax Circular”), is not binding on German courts, and there is no certainty as to whether a German tax court will follow the ADR Tax Circular in determining the German tax treatment of the Spark Networks ADSs. In addition, the ADR Tax Circular does not include details on how an ADR program should be designed. If the Spark Networks ADSs are determined not to fall within the scope of application of the ADR Tax Circular, or a German tax court does not follow the ADR Tax Circular, and profit distributions made with respect to the Spark Networks ADSs were not treated as a dividend for German tax purposes, the Spark Networks ADS holder would not be entitled to a refund of any taxes withheld on the dividends under German tax law and profit distributions made with respect to the Spark Networks ADSs may be effectively taxed twice.

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

Spark Networks SE was incorporated as a European stock corporation (Societas Europaea, SE) with the legal name Blitz 17-655 SE under the laws of Germany and the European Union, with entry into the German commercial register on April 5, 2017, by its stockholders, Blitzstart Beteiligungs Ltd. and Blitz Beteiligungs GmbH. It was acquired by Affinitas GmbH on April 12, 2017, for the purpose of becoming the ultimate holding company of Spark Networks, Inc., a Delaware corporation (“Spark”), and Spark Networks Services GmbH (f/k/a Affinitas GmbH), a German limited company (“Affinitas”) following the completion of the merger between Spark and Affinitas (the “Affinitas / Spark Merger”). On August 29, 2017, Spark Networks SE changed its name from Blitz 17-655 SE to Spark Networks SE. Spark Networks SE is registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Munich, Germany, under the registration number HRB 232591 under the legal name Spark Networks SE. Spark Networks SE currently does not use a commercial name different from its legal name. Spark Networks SE has been formed for an unlimited duration.

On November 2, 2017, Spark Networks SE completed the Affinitas / Spark Merger pursuant to the Agreement and Plan of Merger dated May 2, 2017, entered into by Spark Networks SE, Affinitas, Spark and Chardonnay Merger Sub, Inc.

On July 1, 2019, Spark Networks SE completed the Spark Networks / Zoosk Merger whereby Spark Networks acquired 100% of Zoosk's shares for a combination of cash and Spark Networks ADSs. Prior to the Spark Networks / Zoosk Merger, Zoosk was an unrelated third party and owner of the Zoosk platform, which is a leading global online dating platform. The acquisition made Spark Networks the second-largest online dating company in North America in revenue. As of the date of the Zoosk acquisition, Zoosk became a wholly owned subsidiary of Spark Networks SE. Following the acquisition, Zoosk became a wholly owned subsidiary of Spark Networks, Inc. on October 17, 2019.

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

Our Business

Spark Networks SE is a leading global operator of premium online dating sites and mobile applications. Its focus is on catering to professionals and highly educated singles with serious relationship intentions in North America and other international markets. Since its inception, Spark Networks has had nearly 72 million users register with its dating platforms (which includes inactive accounts). Spark Networks currently operates one or more of its brands worldwide. Information regarding the geographical source of our revenue and data on our reportable segments can be found in Note 4.1 to our Consolidated Financial Statements included in this annual report.

Spark Networks’ vision is to be the world’s leader in premium and community-based dating. It encompasses the following four pillars:

•“We focus on quality over quantity to provide the world’s best dating community; active, committed and sophisticated.
•We excel in customer safety, privacy and care.
•We create engaging brands and innovative products to help our customers find true love.
•We build a profitable business that benefits all of our stakeholders: customers, shareholders and employees.”

Spark Networks offers its services both via websites and mobile applications and utilizes a “subscription” business model, where certain basic functionalities are provided free of charge, while providing premium features (such as interacting with other community members via messages) only to paying subscribers.

Subscription revenue is Spark Networks’ primary source of income, with membership subscriptions accounting for the majority of its revenue for the years ended December 31, 2019, 2018, and 2017, respectively. Subscription length ranges from 1-month to 24-months, with most subscriptions renewing automatically unless the member opts to terminate the subscription.

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

The global online personals industry has experienced significant growth in recent years. Industry research from Verified Market Research estimates that in 2018, revenue within the global online personals industry exceeded $6.5 billion and projects the market size to reach $9.4 billion in 2026.

North America is currently the largest geographic market, representing approximately $3 billion in revenue, according to Canaccord Genuity. In recent years, Spark has increased its market share in the United States through the launch of EliteSingles and SilverSingles in conjunction with the 2017 and 2019 acquisitions of the largely North American brands; Jdate, Christian Mingle, JSwipe, and Zoosk.

According to a Pew Research study released in early 2020, the percentage of the United States population using online personals websites or mobile applications reached 30% and doubled compared to 2015. Members of the millennial generation (individuals under 37 years of age) tend to have the highest usage of online or mobile personals sites. However, adults over 65 years of age are the fastest growing demographic, with 13% of adults saying they have used a dating site or app.

Our Competitive Strengths

Diverse global platform.

Spark Networks operates a diverse global platform of premium online dating sites available worldwide. This diversified suite of dating sites allows Spark Networks to implement best practices from each of the Spark, Affinitas, and Zoosk businesses across its geographic footprint and will also enable rapid and effective roll-out of new brands and products.

Portfolio of strong brands.

Spark Networks owns a portfolio consisting of some of the most well-known and highest quality dating brands. Spark Networks’ brands are primarily tailored to quality dating with real users looking for love and companionship in a safe, comfortable environment. With shared values being one of the most important factors in successful, long-term relationships, the Spark Networks portfolio holds some of the most established and well-respected value-based dating brands in the world. Additionally, the Zoosk brand provides the potential to be turned into a high-quality product providing an additional option for a younger demographic looking for high-quality profiles.

Operational and financial scale.

Spark Networks is the second-largest dating company in North America based on revenue. This allows for the operational and financial scale required for significant investments into new technologies and products, while also providing a better platform to attract and retain customers.

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

Low-cost operating base in Berlin, Germany.

Spark Networks has assembled highly skilled teams with deep domain expertise across marketing, technology, and product within our headquarters in Berlin, Germany. Today, Berlin has a lower cost of living, and in turn, lower salaries than other major cities in Europe or North America. As a result, we require less capital to recruit and retain key employees. This cost advantage has allowed the Company to allocate significant capital to growth investments like direct marketing while also maintaining and scaling profitably.

Our strategy

Grow in North America.

Spark Networks will focus on continuing to expand its presence in North America. In recent years, we have grown our North American market share through (i) the introduction of established European brands such as EliteSingles, (ii) the launch of new brands such as SilverSingles, and (iii) acquiring established North American brands such as Jdate, Christian Mingle, JSwipe, and Zoosk. Going forward, we expect to continue to allocate significant marketing capital towards North America as we look to drive both the organic growth of our existing brand portfolio and expansion through the launch of new or acquired brands.

Cement and grow our leadership position in premium and community-based dating.

Spark Networks will invest in product innovation, brand building, customer acquisition and partnerships to provide the best products and strongest brands in the premium and community-based dating areas. We intend to develop solutions and strengthen our brands that speak to the specific needs of our target audiences.

Create global technology services to enable flexible and powerful dating platforms.

Spark Networks is developing new, scalable technology services that will support the Company’s future growth. Our new services will be architected and built with a particular emphasis on supporting all platforms and applications that many of our members utilize to access our products. With shared services to power our platforms, we expect to match subscribers across brands, reduce the time and resources required to launch new brands or to integrate potential acquisitions, and to quickly adopt new features, trends and consumer preferences.

Continue to help consolidate offerings across the dating industry through acquisitions and partnerships.

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

Spark Networks currently operates several of its brands worldwide. While Spark Networks expects to enter new geographies in the future, its primary focus will be to expand its presence in North America, which it considers the most attractive market for further growth based on the relative size of the United States and Canadian markets and the high potential for Spark Networks to garner additional market share. Spark Networks will also consider launching existing brands in markets where the Company already has a geographic presence to complement the Company’s service offerings and create a broader offering in these markets.

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

Spark Networks, Spark, Zoosk, Jdate, Christian Mingle, SilverSingles and BlackSingles.com are registered trademarks in the United States. Spark Networks, Zoosk, Jdate and Christian Mingle are registered trademarks in the EU. We also have a number of other registered and unregistered trademarks, and many of our trademarks are also registered in other jurisdictions. Our rights to these registered trademarks are perpetual as long as we use them and renew them periodically. We also hold several United States patents that are important to our business.

We rely on internal and external controls, including applicable laws and regulations and contractual regulations with employees, contractors, customers and others, to protect and control access to our intellectual property rights.

Competition

We operate in a highly competitive environment with minimal barriers to entry. We believe the primary competitive factors in creating a community on the internet are functionality, brand recognition, reputation, critical mass of members, member affinity and loyalty, ease-of-use, quality of service and reliability. We compete with a number of large and small companies, including vertically integrated internet portals and specialty-focused media companies that provide online and offline products and services to the markets we serve. Our principal online personals services competitors include Match Group (which operates the Match.com, OkCupid, Plenty of Fish, and Tinder properties), and Parship Elite Group (which operates the eHarmony, Parship and ElitePartner properties). In addition, we face competition from new entrants that have recently offered free and freemium mobile applications such as Bumble, as well as social networking sites such as Facebook.

Government Regulation

Our business is regulated by diverse and evolving laws and governmental authorities in North America and other countries in which we operate. We are subject to laws and regulations related to internet communications, privacy, consumer protection, security and data protection, intellectual property rights, commerce, taxation, entertainment, recruiting and advertising. These laws and regulations are becoming more prevalent, and new laws and regulations are under consideration by the United States Congress, state legislatures and foreign governments. Any failure by us to comply with existing laws and regulations may subject us to liabilities. New laws and regulations governing such matters could be enacted or amendments may be made to existing regulations at any time that could adversely impact our services. Plus, legal uncertainties surrounding domestic and foreign government regulations could increase our costs of doing business, require us to revise our services, prevent us from delivering our services over the internet or slow the growth of the internet, any of which could materially adversely affect our business, financial condition and results of operations. For more information on the risks and related matters, see “Risk Factors-Spark Networks may fail to adequately protect its intellectual property rights or may be accused of infringing the intellectual property rights of third parties,” “-Spark Networks may not be able to protect its systems and infrastructure from cyberattacks and may be adversely affected by cyberattacks experienced by third parties,” “-If the security of personal and confidential user information that Spark Networks maintains and stores is breached or otherwise accessed by unauthorized persons, it may be costly to mitigate the impact of such an event and Spark Networks’ reputation could be harmed,” and “-The varying and rapidly-evolving regulatory framework on privacy and data protection across jurisdictions could result in claims, changes to the Company’s business practices, monetary penalties, increased cost of operations, or declines in user growth or engagement, or otherwise harm the Company’s business.”

C.	Organizational structure.

As of December 31, 2019, we directly held the percentage indicated of the outstanding capital stock of the following subsidiaries:

Company	Jurisdiction of Incorporation	Percentage Ownership
Spark Networks Services GmbH	Germany	100%
Samadhi SAS	France	100%
EliteSingles LLC	United States	100%
Spark Networks, Inc.	United States	100%
Spark Networks Limited	United Kingdom	100%
LOV USA, LLC	United States	100%
Spark Networks USA, LLC	United States	100%
Spark Networks (Israel) Limited	Israel	100%
JDate Limited	United Kingdom	100%
HurryDate, LLC	United States	100%
MingleMatch, Inc.	United States	100%
Kizmeet, Inc.	United States	100%
Reseaux Spark Canada Ltd.	Canada	100%
SocialNet, Inc.	United States	100%
SN Events, Inc.	United States	100%
SN Holdco, LLC	United States	100%
Smooch Labs, Inc.	United States	100%
SilverSingles LLC	United States	100%
LDS Singles LLC	United States	100%
Adventist Singles LLC	United States	100%
Charm Labs LLC	United States	100%
Zoosk, Inc.	United States	100%
Zoosk Limited	United Kingdom	100%
Zoosk Ireland Limited	Ireland	100%

D.     Property, plant and equipment.

Our principal administrative activities are located in our approximately 2,620 square meter leased facility in Berlin, Germany. We also lease additional office space in Berlin, Germany, and in New York, Utah, and California in the United States. We believe that our facilities are adequate for our current needs and suitable additional or substitute space will be available in the future to replace our existing facilities, if necessary, or accommodate expansion of our operations. The leases for our facilities vary in dates and terms, with the main facility’s lease expiring on January 31, 2022.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

The information contained in this section should be read in conjunction with our consolidated financial statements for the year ended December 31, 2019 and the related notes that are included in this annual report. Our financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This discussion contains forward-looking statements that are subject to known and unknown risks and uncertainties. As a result of many factors, such as those set forth under Item 3.D "Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements,” our actual results may differ materially from those anticipated in these forward-looking statements.

A.    Operating results.

Overview

The ADSs of Spark Networks SE are traded on the NYSE American under the ticker symbol “LOV.” We are a leading global operator of premium online dating sites and mobile applications. Our focus is on catering to professionals and highly educated singles with serious relationship intentions in North America and other international markets. Since our inception, we have had nearly 72 million users register with our dating platforms (which includes inactive accounts). We currently operate one or more of our brands worldwide.

Our ability to compete effectively will depend upon our ability to address the needs of our members and paying subscribers, on the timely introduction and performance of innovative features and services associated with our brands, and our ability to respond to services and features introduced by competitors. We must also achieve these objectives within the parameters of our consolidated and operating segment profitability targets. We are focused on enhancing and augmenting our portfolio of services while also continuing to improve the efficiency and effectiveness of our operations. We believe we have sufficient available cash resources on hand to accomplish the enhancements currently contemplated.

On July 1, 2019, we completed the Spark Networks / Zoosk Merger in a stock and cash transaction. The combination created the second largest online dating platform in North America based on revenues and second largest publicly-listed dating company in the world.

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

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB. The preparation of these financial statements requires us to make certain estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to valuation of goodwill and identified intangible assets, accounting for business combinations, legal contingencies, income taxes and stock-based compensation. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies reflect the more significant judgments and estimates we used in the preparation of our consolidated financial statements:

Impairment Test of Goodwill and Indefinite-lived Intangible Assets

Goodwill is Spark Networks' largest asset with a carrying value of €158,228 thousand and €20,804 thousand at December 31, 2019 and December 31, 2018, representing 47.7% and 32.6%, respectively, of the Company’s Total assets. Indefinite-lived intangible assets, which consist of brands and trademarks, have a carrying value of €100,040 thousand and nil as of December 31, 2019 and December 31, 2018, respectively.

Spark Networks performed its annual impairment test for goodwill and indefinite-lived intangible assets as of October 31, 2019. The existing goodwill of €158,228 thousand as of December 31, 2019 is allocated to the following CGUs:

(in € thousands)	As of December 31, 2019
Zoosk	137,025
Christian Networks	8,016
Jdate USA	4,100
Jdate Israel	113
JSwipe	8,797
Other Networks	177
Total Goodwill	158,228

The goodwill resulting from the Spark Networks / Zoosk Merger was not allocated to the North America and International operating segments as of the impairment testing date, due to the fact that the latest planning was completed on the legal entity level only. Management will perform a further allocation of the entity into regional CGUs (North America and International) based on a business plan that will provide that level of detail. In accordance with IAS 36 Impairment of Assets, the allocation is to be performed before the end of the first annual period beginning after the acquisition date.

As of December 31, 2019, indefinite-lived intangible assets of €100,040 thousand are allocated to the following CGUs:

(in € thousands)	As of December 31, 2019
Zoosk	97,423
Christian Networks	1,665
Jdate USA	792
Jdate Israel	116
Other Networks	44
Total indefinite-lived intangible assets	100,040

The impairment test was performed in accordance with IAS 36 Impairment of Assets. For impairment test purposes under IFRS, the concept of value in use was applied. The value in use was determined based on the discounted cash flow method. The free cash flows (FCF) were derived based on the financial forecast for each CGU for the next five years. The cash flow plans are based on experience as well as on expected impact of market trends anticipated in the future. For the financial forecasts for each CGU and resulting cash flow plans, long-term EBITDA margins vary between 19.7% (for Zoosk) and 56.2% (for JSwipe).

For the terminal value growth rate, management has materially revised the long-term growth expectation compared to previous years' impairment tests, which is based on internal experience and in line with market expectations. For the impairment test performed as of October 31, 2019, a terminal value for all CGUs was assumed with growth rates of 0.5% for Zoosk, 0.5% for Christian Networks, 0.5% for Jdate USA, 0.5% for Jdate Israel, 1.0% for JSwipe, and 0.5% for Other Networks.

For discounting the future cash flows, an after-tax weighted average cost of capital (WACC) was derived as of the impairment testing date of October 31, 2019 and applied for each CGU. The WACC used for each CGU was as follows: 9.2% for Zoosk, 9.2% for Christian Networks, 9.2% for Jdate USA, 10.3% for Jdate Israel, 9.2% for JSwipe, and 9.2% for Other Networks.

An impairment according to IAS 36 is required if the carrying amount exceeds the recoverable amount. The recoverable amount is assumed to equal the calculated value in use. Based on the result of the impairment tests performed, the recoverable amount of each CGU exceeded the carrying amount, and, accordingly, no impairment was necessary.

For the Zoosk CGU, the estimated recoverable amount exceeded the carrying amount of the CGU by €20,086 thousand, or 8.9%. Management has identified that a reasonable change in the long-term EBITDA margin assumption could cause the carrying amount to exceed the recoverable amount. An adjustment of the long-term EBITDA margin by 2.0 percentage points to 17.7% would lead to an estimated recoverable amount approximating the carrying amount.

As part of the annual impairment testing, for all other CGUs, a sensitivity analysis was also conducted in which EBITDA margins decline by 5.0% and the terminal value growth rates decline by 0.5% to zero, which does not indicate a potential risk for impairment of goodwill.

Accounting for Business Combinations

From time to time, Spark Networks acquires the stock or specific assets of companies in transactions that may be considered to be business acquisitions under IFRS 3 Business Combinations. Under the acquisition method of accounting, Spark Networks allocates the fair value of purchase consideration to the tangible assets acquired, liabilities assumed, and intangible assets acquired based on their estimated fair values. The excess of the purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. Such valuations require Spark Networks’ management to make significant estimates and assumptions, especially with respect to estimating the acquisition-date fair values of the identifiable assets acquired and the liabilities assumed and assessing the useful life of each intangible asset. Different classes of assets will have varying useful lives. For example, the useful life of customer relationships, which was one year in the Spark Networks / Zoosk Merger, is not the same as the useful life of licenses and domains, which is typically two to five years, or a trademark, which is indefinite for Zoosk. Consequently, to the extent a longer-lived asset is ascribed greater value under the purchase method than a shorter-lived asset, there may be less amortization recorded in a given period or no amortization for indefinite lived intangibles.

Spark Networks’ management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. During the measurement period, which can be up to one year from the acquisition date, Spark Networks may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments are recorded in net financial result in the Consolidated Statements of Operations and Comprehensive Loss.

Legal Contingencies

Spark Networks is currently involved in certain legal proceedings, as discussed in the notes to the consolidated financial statements and under Item 8 – Legal Proceedings. To the extent that a loss related to a contingency is reasonably estimable and probable, Spark Networks accrues an estimate of that loss. Because of the uncertainties related to both the amount and range of loss on certain pending litigation, Spark Networks may be unable to make a reasonable estimate of the liability that could result from an unfavorable outcome of such litigation. As additional information becomes available, Spark Networks will assess the potential liability related to such pending litigation and make, or if necessary, revise its estimates. Such revisions in Spark Networks’ estimates of the potential liability could materially impact its Consolidated Statements of Operations and Comprehensive Loss and Consolidated Balance Sheets.

Accounting for Income Taxes

Income tax expense is comprised of current and deferred tax. It is recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income or loss.

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

In Germany, the Group has tax loss carryforwards for corporate taxes amounting to €58,037 thousand as of December 31, 2019 (December 31, 2018: €45,747 thousand) and €57,266 thousand for trade taxes (December 31, 2018: €45,035 thousand). Of these available tax loss carryforwards, deferred tax assets in the amount of €10,956 thousand were recognized as of December 31, 2019 (December 31, 2018: €11,512 thousand). As of December 31, 2019, the Group had interest carryforwards in the amount of €5,419 thousand for which no deferred tax assets have been recorded. As of December 31, 2019, there are corporate tax loss carryforwards of €21,407 thousand (December 31, 2018: €7,469 thousand) and trade tax loss carryforwards of €21,310 thousand (December 31, 2018: €7,372 thousand) for which no temporary differences were recognized. No temporary differences for which no deferred tax assets were recognized existed.

In 2018, a German subsidiary realized a tax loss. The Group has concluded that the deferred tax assets will be recoverable based on the estimated future taxable income supported by the approved business plans and budgets for the subsidiary.

In general, the net operating loss carryforwards in Germany do not expire. They are subject to review and possible adjustment by the German tax authorities. Furthermore, under current German tax laws, certain substantial changes in the Group’s ownership and business may further limit the amount of net operating loss carryforwards, which could be utilized annually to offset future taxable income.

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

At December 31, 2019, the Group has gross net operating loss carryforwards for United States income tax purposes of approximately €73,393 thousand and €77,122 thousand available to reduce future federal and state taxable income, respectively, which expire beginning in the years 2026 for federal purposes and in 2028 for state purposes. Federal net operating losses generated after December 31, 2017 are indefinite in nature and do not expire. The increase in net operating loss carryforwards is attributable to the acquisition of Zoosk in 2019. Under Section 382 of the United States Internal Revenue Code, the utilization of the net operating loss carryforwards may be limited based on changes in the percentage ownership of the Group. The Company conducted a study to account for any limitation of attributes and noted it did not materially impact its net operating loss carryforwards acquired as part of the Zoosk acquisition. Of these available tax loss carryforwards, deferred tax assets in the amount of €18,833 thousand were recognized as of December 31, 2019, of which €3,380 thousand relate to the recognition of Spark deferred tax assets which were not previously recorded and €15,453 thousand relate to Zoosk and were recorded through purchase accounting.

At December 31, 2019, the Group has United States federal and state income tax credit carryforwards of approximately €8,289 thousand (December 31, 2018: €314 thousand) net of unrecognized tax benefits, which primarily relate to research and development (“R&D”) tax credits that expire beginning in the years 2028 for federal purposes and do not expire for state purposes. The increase in United States federal income tax carryforwards is attributable to the acquisition of Zoosk in 2019. Deferred tax assets related to R&D tax credits generated post-acquisition of Zoosk in the amount of €494 thousand were recorded in the period.

In addition, as of December 31, 2019, the Group had net operating loss carryforwards in Israel of €9,668 thousand (December 31, 2018: €8,860 thousand), which do not expire, and for which no deferred tax asset was recognized. Management does not believe it is probable that Israel’s deferred tax assets will be realized based on historical and projected income.

Spark Networks records deferred tax assets on operating loss and credit carryforwards to the extent that it is probable that those can be used to reduce future taxable income. Following Spark Networks’ evaluation, deferred tax assets of €29,789 thousand and €11,512 thousand were recorded as of December 31, 2019 and December 31, 2018, respectively. Such deferred tax assets primarily relate to the Group's operations in the United States and Germany.

Spark Networks operates in multiple taxing jurisdictions, both within and outside of Germany and the United States. Significant judgments are involved in determining the provision for income taxes including judgment on whether it is probable that a taxation authority will accept an uncertain tax treatment. Spark Networks has filed tax returns with positions that may be challenged by the tax authorities. These positions relate to the deductibility of certain expenses and intercompany transactions as well as other matters. Although the outcome of tax audits is uncertain, Spark Networks regularly reassesses its judgments or estimates if the facts and circumstances on which the judgment or estimate was based change or as a result of new information that affects the judgment or estimate. In its management’s opinion, adequate provisions for the effect of uncertainty have been made for potential liabilities resulting from such matters. Spark Networks believes that the ultimate outcome of these matters will not have a material impact on its financial position or liquidity.

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

Spark Networks estimates the fair value of each virtual stock option grant using a binomial option-pricing model, which uses as inputs the fair value per Spark Networks ADS and assumptions Spark Networks makes with respect to the volatility of Spark Networks ADSs, the expected terms of Spark Networks’ virtual stock options, the risk-free interest rates for a period that approximates the expected term of the virtual stock option and the expected dividend yield.

Spark Networks' share-based payment arrangements entitle Spark Networks to a choice of settlement whereby the cash amount or equal value in shares to be received by the beneficiaries for a single vested option shall equal the market price per Spark Networks ADS minus the exercise price. Spark Networks classifies these share-based payment arrangements as equity-settled.

Results of Operations

The following is a more detailed discussion of our financial condition and results of operations for the periods presented:

	Years Ended December 31,
(in € thousands)	2019	2018 (1)	2017 (1)
Revenue	149,141	103,438	83,529
Cost of revenue	(103,302)	(69,490)	(58,776)
Gross profit	45,839	33,948	24,753
Other income	1,558	240	54
Other operating expenses	(57,211)	(36,299)	(32,030)
Sales and marketing expenses	(6,108)	(4,938)	(5,540)
Customer service expenses	(6,830)	(4,626)	(3,971)
Technical operations and development expenses	(19,433)	(7,195)	(6,428)
General and administrative expenses	(24,840)	(19,540)	(16,091)
Operating loss	(9,814)	(2,111)	(7,223)
Finance income	4,236	478	239
Finance costs	(13,186)	(1,436)	(782)
Net finance expenses	(8,950)	(958)	(543)
Loss before taxes	(18,764)	(3,069)	(7,766)
Income tax benefit (expense)	3,590	(811)	720
Net loss	(15,174)	(3,880)	(7,046)

(1) Comparative figures for the years ended December 31, 2018 and 2017 were restated for errors. For further information, see Part III, Item 18. Financial Statements, Note 8.4.

The following table presents certain selected information and Adjusted EBITDA(1)(3) for the periods presented:

	Years Ended December 31,
(in € thousands)	2019	2018 (2)	2017 (2)
Net loss	(15,174)	(3,880)	(7,046)
Net finance expenses	8,950	958	543
Income tax expense (benefit)	(3,590)	811	(720)
Depreciation and amortization	7,696	3,565	3,084
Impairment of intangible assets and goodwill	703	3,324	25
Share-based compensation expense	2,335	4,091	488
Acquisition costs and other	7,258	970	8,123
Adjusted EBITDA(1)(3)	8,178	9,839	4,497

	Years Ended December 31,
Summary of acquisition costs and other (in € thousands)	2019	2018	2017
Gain realized upon sublease commencement	(1,259)	—	—
Transaction and advisory fees	4,761	264	3,995
Merger integration costs	493	101	2,042
Other employee payments	2,052	—	1,053
Severance costs	1,211	316	430
Other	—	289	603
Total adjustments	7,258	970	8,123

(1) Adjusted EBITDA is not a measure defined by IFRS. The most directly comparable IFRS measure for Adjusted EBITDA is our net (loss)/profit for the relevant period. This measure is one of the primary metrics by which we evaluate the performance of our businesses, budget, forecast and compensate management. We believe this measure provides management and investors with a consistent view, period to period, of the core earnings generated from ongoing operations and excludes the impact of items that we do not consider representative of our ongoing operating performance. This includes: (i) items such as share-based compensation, asset impairments, gains or losses on foreign currency transactions and interest expense, and (ii) items related to acquisitions or other costs that are non-recurring, infrequent, or unusual in nature including gains realized upon sublease commencement, transaction and advisory fees, merger integration costs, other employee payments, and severance. Adjusted EBITDA has inherent limitations in evaluating the performance of the Company, including, but not limited to the following:

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

(2) Comparative figures for the years ended December 31, 2018 and 2017 were restated for errors. For further information, see Part III, Item 18. Financial Statements, Note 8.4.

(3) Adjusted EBITDA as of December 31, 2019 excludes a fair value adjustment of €14,371 thousand which reduced the value of contract liabilities acquired from Zoosk. The fair value of contract liabilities acquired represents the estimated cost plus a reasonable profit margin to perform services related to subscriptions paid by Zoosk's customers as of July 1, 2019. The Group's Adjusted EBITDA as of December 31, 2019 would have been €22,549 thousand assuming this fair value adjustment to contract liabilities (which represents a reduction in future revenues on acquired subscriptions) in connection with the Spark Networks / Zoosk Merger (as defined below) would not have been made. The Group previously reported in its preliminary earnings release for the year ended December 31, 2019, Adjusted EBITDA including the fair value adjustment to such contract liabilities. The Group modified its calculation of Adjusted EBITDA in this Annual Report on Form 20-F to exclude such contract liabilities as provided herein.

The following table presents our historical operating results as a percentage of revenue for the periods presented:

	Years Ended December 31,
	2019	2018 (1)	2017 (1)
Revenue	100.0%	100.0%	100.0%
Cost of revenue	(69.3)	(67.2)	(70.4)
Gross profit	30.7	32.8	29.6
Other income	1.0	0.2	0.1
Other operating expenses	(38.4)	(35.2)	(38.4)
Sales and marketing expenses	(4.1)	(4.8)	(6.6)
Customer service expenses	(4.6)	(4.5)	(4.8)
Technical operations and development expenses	(13.0)	(7.0)	(7.7)
General and administrative expenses	(16.7)	(18.9)	(19.3)
Operating loss	(6.7)	(2.2)	(8.7)
Finance income	2.8	0.5	0.3
Finance costs	(8.8)	(1.4)	(0.9)
Net finance expenses	(6.0)	(0.9)	(0.6)
Loss before taxes	(12.7)	(3.1)	(9.3)
Income tax benefit (expense)	2.4	(0.8)	0.9
Net loss	(10.3)%	(3.9)%	(8.4)%

(1) Comparative figures for the years ended December 31, 2018 and 2017 were restated for errors. For further information, see Part III, Item 18. Financial Statements, Note 8.4.

Unaudited pro forma financial information

The unaudited pro forma financial information in the table below presents the combined results of the Company and Zoosk as if the Spark Networks / Zoosk Merger had occurred on January 1, 2019. The unaudited pro forma financial information includes adjustments required under the acquisition method of accounting but excludes certain costs and charges that are deemed to be non-recurring in nature. This presentation is for informational purposes only and is not necessarily indicative of the results that would have been achieved had the acquisition actually occurred on January 1, 2019 or in future periods.

For the year ended December 31, 2019, pro forma adjustments include the removal of transaction related costs of €23,112 thousand as they are one-time in nature and will not have a continuing impact on operations. The transaction related costs include transaction and advisory fees of €17,793 thousand, severance costs of €2,648 thousand, other employee payments of €2,178 thousand, and merger integration costs of €493 thousand related to the Spark Networks / Zoosk Merger. Pro forma adjustments also include an increase in amortization expense of €3,324 thousand related to Zoosk intangible assets acquired in the Spark Networks / Zoosk Merger, and an increase in net finance expenses of €3,688 thousand as if the Group had paid off the remaining balance on the Senior Facilities Agreement (as defined in Note 5.9 to the accompanying consolidated financial statements) and entered into the Senior Secured Facilities Agreement (as defined in Note 5.9) on the assumed date of acquisition. Additionally, these pro forma amounts exclude the effect of fair value adjustments recorded in purchase accounting which resulted in a €14,371 thousand reduction in contract liabilities. Such adjustment is non-recurring in nature and had the effect of reducing future subscription revenue for customer subscriptions in place at the Zoosk acquisition date. The post-tax impact to net income resulting from the pro forma adjustments applied in 2019 to Zoosk and non-Zoosk entities assumes a 25% and 30% tax rate, respectively.

Year Ended December 31,
2019
(in € thousands)	(pro forma)
Revenue	234,482
Net loss	(3,113)

The following table presents certain selected information and Adjusted EBITDA(1) for the periods presented:

Year Ended December 31,
2019
(in € thousands)	(pro forma)
Net loss	(3,113)
Net finance expenses	12,195
Income tax expense (benefit)	4,592
Depreciation and amortization	11,872
Impairment of intangible assets and goodwill	788
Share-based compensation expense	3,305
Acquisition costs and other	(118)
Adjusted EBITDA(1)	29,521

Year Ended December 31,
2019
Summary of acquisition costs and other (in € thousands)	(pro forma)
Gain realized upon sublease commencement	(1,315)
Project consultant costs	194
Other employee payments	853
Severance costs	150
Total adjustments	(118)

(1)       Adjusted EBITDA is not a measure defined by IFRS. The most directly comparable IFRS measure for Adjusted EBITDA is our net (loss)/profit for the relevant period. This measure is one of the primary metrics by which we evaluate the performance of our businesses, budget, forecast and compensate management. We believe this measure provides management and investors with a consistent view, period to period, of the core earnings generated from ongoing operations and excludes the impact of items that we do not consider representative of our ongoing operating performance. This includes: (i) items such as share-based compensation, asset impairments, gains or losses on foreign currency transactions and interest expense, and (ii) items related to acquisitions or other costs that are non-recurring, infrequent, or unusual in nature including gains realized upon sublease commencement, transaction and advisory fees, merger integration costs, other employee payments, and severance. Adjusted EBITDA has inherent limitations in evaluating the performance of the Company, including, but not limited to the following:

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

Unaudited selected statistical information regarding the key business metrics described above for Spark Networks’ reportable segments is shown in the table below:

	Years Ended December 31,
	2019	2018 (1)	2017 (1)
Registrations
North America	7,507,959	4,376,883	2,289,036
International	5,210,121	5,767,290	6,162,597
Total Registrations	12,718,080	10,144,173	8,451,633

Average Paying Subscribers
North America	425,193	183,794	83,870
International	305,895	299,619	295,533
Total Average Paying Subscribers	731,088	483,413	379,403

Monthly ARPU
North America	€18.91	€21.81	€23.77
International	€14.34	€15.39	€16.81
Total Monthly ARPU	€17.00	€17.83	€18.35

Total Net Revenue
North America	€96,508	€48,105	€23,919
International	€52,633	€55,333	€59,610
Total Net Revenue	€149,141	€103,438	€83,529

Direct Marketing
North America	€58,292	€27,862	€17,980
International	€27,292	€32,026	€35,489
Total Direct Marketing	€85,584	€59,888	€53,469

Contribution
North America	€38,216	€20,243	€5,939
International	€25,341	€23,307	€24,121
Total Contribution	€63,557	€43,550	€30,060

(1) Comparative figures for the years ended December 31, 2018 and 2017 were restated for errors. For further information, see Part III, Item 18. Financial Statements, Note 8.4.

During the year ended December 31, 2019, 12,718 thousand new members registered to Spark Networks’ platforms, compared to 10,144 thousand new members during the year ended December 31, 2018. The 25.4% total increase in new registrations is due to new registrations in the North America segment with 7,508 thousand registrations compared to 4,377 thousand in the previous year, partially offset by a decrease in new registrations in the International segment with 5,210 thousand registrations compared to 5,767 thousand in the previous year. The decline in new registrations is a result of significantly lower direct marketing expenses within the International segment. The increase in the North America segment and increased direct marketing efforts within this segment was due to the addition of Zoosk following the Spark Networks / Zoosk Merger in July 2019. Registrations in the year ended December 31, 2019 include 3,064 thousand new registrations in North America and 1,080 thousand new International registrations from the Zoosk brand.

Average paying subscribers increased by 51.2% to 731,088 during the year ended December 31, 2019, compared to 483,413 during the year ended December 31, 2018. This increase was due to the addition of Zoosk following the Spark Networks / Zoosk Merger, and partially offset by a decline in average paying subscribers for non-Zoosk brands of 11.0%. Average paying subscribers for the North America segment increased by 241,399 to 425,193 during the year ended December 31, 2019, compared to 183,794 during the year ended December 31, 2018. The increase was the result of the addition of Zoosk following the Spark Networks / Zoosk Merger in July 2019, totaling 238,984, while the development of average paying subscribers for non-Zoosk brands was flat compared to 2018. Average paying subscribers in the International segment increased by 2.1% to 305,895 during the year ended December 31, 2019, compared to 299,619 during the year ended December 31, 2018. The increase was the result of the addition of Zoosk in July 2019, which contributed 61,842 average paying subscribers, and was offset by a decrease in average paying subscribers among the other Group brands.

Monthly ARPU decreased by 4.7% to €17.00 during the year ended December 31, 2019, compared to €17.83 during the year ended December 31, 2018. Monthly ARPU for the North America segment decreased by 13.3% to €18.91 during the year ended December 31, 2019 compared to €21.81 during the year ended December 31, 2018. Monthly ARPU for the North America segment from Zoosk resulted in a €5.15 decrease relative to the prior year period. This was partially offset by an increase of 10.3% of monthly ARPU for the non-Zoosk brands during 2019. Monthly ARPU for the International segment decreased by 6.8% to €14.34 during the year ended December 31, 2019 compared to €15.39 during the year ended December 31, 2018. Monthly ARPU for the International segment from Zoosk resulted in a €0.50 decrease relative to the prior year period. Monthly ARPU for the International segment from non-Zoosk brands decreased by 3.6% during 2019. Monthly ARPU is lower in the International segment as compared to the North America segment primarily because the segment includes Eastern European countries for which subscription fees are significantly lower than Spark Networks' overall average.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Revenue

Revenue during the year ended December 31, 2019 increased by 44.2% to €149,141 thousand from €103,438 thousand during the year ended December 31, 2018. The growth was primarily attributable to the addition of Zoosk following the Spark Networks / Zoosk Merger in July 2019, which increased the number of average paying subscribers by 51.2%. Zoosk contributed €51,927 thousand of the revenue increase following the Spark Networks / Zoosk Merger. Non-Zoosk revenue during the period decreased by 6.0% to €97,214 thousand from €103,438 thousand during the year ended December 31, 2018 due to significantly lower direct marketing investment within the International segment in 2019.

During the year ended December 31, 2019, revenue in Spark Networks’ North America segment increased by €48,403 thousand to €96,508 thousand from €48,105 thousand during the year ended December 31, 2018, mainly due to the addition of Zoosk following the Spark Networks / Zoosk Merger in July 2019. Revenue for the North America segment from the Zoosk brand accounted for 88.3% of the increase relative to the prior year. During the year ended December 31, 2019, revenue in Spark Networks' International segment decreased by 4.9% to €52,633 thousand from €55,333 thousand during the year ended December 31, 2018. The decrease in 2019 revenue within the International segment is the result of the 14.8% decrease in 2019 International segment direct marketing expenses, as the Company focused its marketing efforts within the North American market. Zoosk contributed €9,186 thousand to revenue for the International segment in the period.

Cost of revenue

Cost of revenue consists primarily of direct marketing expenses, data center expenses, credit card fees and mobile application processing fees. Cost of revenue increased by 48.7% to €103,302 thousand during the year ended December 31, 2019, compared to €69,490 thousand during the year ended December 31, 2018. The increase in cost of revenue was primarily attributable to increases in direct marketing expenses within the North America segment. Zoosk contributed €42,209 thousand of the year over year increase in cost of revenue following the Spark Networks / Zoosk Merger in July 2019, of which €33,142 thousand represents increases in direct marketing expenses. This increase in Cost of revenue was partially offset by lower direct marketing spend within the International Segment.

Sales and marketing expenses

Sales and marketing expenses consist primarily of salaries for Spark Networks’ sales and marketing personnel, expenses for market research, and amortization of sales related intangible assets. Sales and marketing expenses increased by 23.7% to €6,108 thousand during the year ended December 31, 2019, as compared to €4,938 thousand during the year ended December 31, 2018. The increase was primarily attributable to increased personnel expenses, termination costs and marketing support services as a result of the Spark Networks / Zoosk Merger in July 2019, as well as an impairment loss of €703 thousand recognized on Samadhi brands and trademarks. This increase was partially offset by reductions in amortization expense.

Customer service expenses

Customer service expenses consist primarily of third-party service fees and personnel costs associated with Spark Networks’ customer service centers. The members of Spark Networks’ customer service team primarily respond to billing questions, detect and eliminate suspected fraudulent activity, and address site usage and dating questions from Spark Networks’ members. Customer service expenses increased by 47.6% to €6,830 thousand during the year ended December 31, 2019, as compared to €4,626 thousand during the year ended December 31, 2018. The increase was mainly attributable to €2,462 thousand of increased external service provider costs and customer support staffing to support the newly acquired Zoosk brand, and an increase in amortization expense on Zoosk intangible assets acquired in the Spark Networks / Zoosk Merger.

Technical operations and development expenses

Technical operations and development expenses consist primarily of the personnel and systems necessary to support Spark Networks’ corporate technology requirements as well as costs incurred in the development, enhancement and maintenance of Spark Networks’ new and existing technology platforms. Technical operations and development expenses increased by €12,238 thousand to €19,433 thousand during the year ended December 31, 2019, as compared to €7,195 thousand during the year ended December 31, 2018. The increase is primarily due to an increase of €10,922 thousand in personnel expenses to ensure the transition of technological oversight of the Zoosk tools and systems from the United States based tech team to the development team in Germany, and higher data processing costs with the addition of Zoosk. Expenses also increased as a result of an increase in amortization expense on Zoosk intangible assets acquired in the Spark Networks / Zoosk Merger.

General and administrative expenses

General and administrative expenses consist primarily of corporate personnel-related costs, professional fees, occupancy and other overhead costs. General and administrative expenses increased by 27.1% to €24,840 thousand for the year ended December 31, 2019, compared to €19,540 thousand for the year ended December 31, 2018. The increase was primarily due to transaction and advisory fees of €4,761 thousand related to the Spark Networks / Zoosk Merger in July 2019, as well as an increase in amortization expense on Zoosk intangible assets acquired in the Spark Networks / Zoosk Merger, and increases in third party services, licenses and personnel costs. This increase was partially offset by a decrease in goodwill impairment and decreases in impairment losses recognized on trade receivables.

Net finance expenses

Net finance expenses consist primarily of interest income and expenses, foreign exchange gains and losses, and other related finance costs. Net finance expenses increased to €8,950 thousand for the year ended December 31, 2019, compared to €958 thousand for the year ended December 31, 2018. The increase was primarily related to €6,425 thousand of interest expense on borrowings under the Senior Secured Facilities Agreement and net foreign exchange losses of €2,147 thousand during the year ended December 31, 2019 compared to €388 thousand during the year ended December 31, 2018.

Income tax benefit (expense)

The income tax benefit of €3,590 thousand during the year ended December 31, 2019 was primarily driven by deferred tax benefits related to the recognition of net operating loss carryforwards in the United States, the origination of Federal R&D tax credits (net of unrecognized tax benefit), and reversal of temporary differences mainly due to contract liabilities and finite lived intangibles. The income tax benefit was also partially offset by €1,577 thousand of current income tax expense, of which €497 thousand was recognized in Germany and €1,080 thousand was recognized in the United States. The income tax benefit for the year ended December 31, 2019 is significantly impacted by current year losses for which no deferred tax assets are recognized in Germany with an impact of €5,876 thousand, and a recognition of previously unrecognized net deferred tax assets in the United States of €4,437 thousand.

The income tax expense of €811 thousand during the year ended December 31, 2018 consists of an expense of €531 thousand from the origination and reversal of temporary differences mainly related to intangible assets and income tax credits, a deferred tax expense of €61 thousand relating to net operating loss carryforwards, and €219 thousand of current income tax expense. The income tax expense for the year ended December 31, 2018 is significantly impacted by current year losses for which no deferred tax assets are recognized with an impact of €1,997 thousand, and an adjustment to deferred taxes on foreign net operating loss carryforwards of €604 thousand, due to new information that became available to Spark Networks.

Total comprehensive (loss) income.

Total comprehensive loss was €11,513 thousand for the year ended December 31, 2019, compared to total comprehensive loss of €2,263 thousand for the year ended December 31, 2018. The increase in total comprehensive loss was due to an increase in Net loss, offset by an increase in Other comprehensive income related to foreign currency translation.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Revenue

Revenue during the year ended December 31, 2018 increased by 23.8% to €103,438 thousand from €83,529 thousand during the year ended December 31, 2017. The growth was primarily attributable to the 27.4% increase in the number of average paying subscribers, offset by the 2.8% decrease in Monthly ARPU. Spark contributed €17,710 thousand, or 89.0%, of the revenue increase through the addition of Jdate, JSwipe and Christian Mingle following the close of the Affinitas / Spark Merger in November 2017. Spark revenue in the period was reduced by a €289 thousand write-off of contract liabilities related to the Affinitas / Spark Merger.

During the year ended December 31, 2018, revenue in Spark Networks’ North America segment increased by €24,186 thousand to €48,105 thousand from €23,919 thousand during the year ended December 31, 2017, mainly due to the addition of Jdate, JSwipe and Christian Mingle following the Affinitas / Spark Merger in November 2017. Revenue for the North America segment from the Spark brands accounted for 70.9% of the increase relative to the prior year. During the year ended December 31, 2018, revenue in Spark Networks' International segment decreased by 7.2% to €55,333 thousand from €59,610 thousand during the year ended December 31, 2017. Spark contributed €662 thousand to revenue for the International segment in the period. The decrease in 2018 revenue within the International segment is the result of the 9.8% decrease in 2018 International segment direct marketing expenses, as the Company focused its marketing efforts within the North American market.

Cost of revenue

Cost of revenue consists primarily of direct marketing expenses, data center expenses, credit card fees and mobile application processing fees. Cost of revenue increased by 18.2% to €69,490 thousand during the year ended December 31, 2018, compared to €58,776 thousand during the year ended December 31, 2017. The increase in cost of revenue was primarily attributable to increases in direct marketing expenses within the North America segment. Spark contributed €5,622 thousand, or 52.5%, of the year over year increase due to the addition of Jdate, JSwipe and Christian Mingle following the Affinitas / Spark Merger in November 2017. The increase in cost of revenue was also attributable to €12,839 thousand of direct marketing investment in SilverSingles during the year ended December 31, 2018 following its December 2017 launch, compared to €361 thousand during the year ended December 31, 2017. Additionally, mobile application processing fees increased by €1,741 thousand as a result of the addition of Jdate, JSwipe and Christian Mingle, which generates a higher proportion of revenue from the Apple App Store and the Google Play Store. Subscriptions sold through these app stores incur a commission equal to 30% of revenue. Cost of revenue as a percentage of revenue decreased by 3.2% to 67.2% as a result of revenue growth outpacing growth in direct marketing expenses within North America.

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

Income tax benefit (expense)

Income tax expense for the year ended December 31, 2018, was €811 thousand compared to income tax benefit of €720 thousand for the year ended December 31, 2017. The income tax expense during the year ended December 31, 2018 consists of an expense of €531 thousand from origination and reversal of temporary differences mainly related to intangible assets and income tax credits, a deferred tax expense of €61 thousand relating to net operating loss carryforwards, and €219 thousand of current income tax expense. The income tax expense for the year ended December 31, 2018 is significantly impacted by current year losses for which no deferred tax assets are recognized with an impact of €1,997 thousand, and an adjustment to deferred taxes on foreign net operating loss carryforwards of €604 thousand, due to new information that became available to Spark Networks.

The income tax benefit during the year ended December 31, 2017 consists of €795 thousand of deferred tax benefit relating to the addition of net operating loss carryforwards, offset by deferred tax expense of €8 thousand from origination and reversal of temporary differences, mainly attributable to intangible assets recognized as a result of the Affinitas / Spark Merger and deferred taxes on the fair value adjustment on deferred income. Income tax benefit was also offset by €67 thousand of current income tax expense.

Total comprehensive (loss) income.

Total comprehensive loss was €2,263 thousand for the year ended December 31, 2018, compared to total comprehensive loss of €7,929 thousand for the year ended December 31, 2017. The reduction in total comprehensive loss was primarily due to a reduction in net operating loss and an increase in other comprehensive income related to foreign currency translation.

B.    Liquidity and capital resources.

Spark Networks’ ongoing liquidity requirements arise primarily from working capital needs, research and development requirements and the repayment of debt. In addition, Spark Networks may use liquidity to fund acquisitions or make other investments. Sources of liquidity are cash balances and cash flows from operations (and borrowings under the Senior Secured Facilities Agreement (as defined below) from time to time) and from time to time, Spark Networks may obtain additional liquidity through the issuance of equity or debt. As of December 31, 2019, Spark Networks had cash and cash equivalents of €15,450 thousand.

We believe that our current cash and cash flow from operations will be sufficient to meet our anticipated cash needs for financial liabilities, capital expenditures and contractual obligations, for at least the next 12 months. We do not anticipate requiring additional capital; however, if required or desirable, we may utilize our Revolving Credit Facility (as defined below), raise additional debt to a limited extent according to the Senior Secured Facilities Agreement or issue additional equity in the private or public markets.

Cash Flows

The following table summarizes Spark Networks´ cash flows for the periods presented:

	December 31,
(in € thousands)	2019	2018	2017
Net cash inflow (outflow) from operating activities	8,634	8,457	(1,180)
Cash inflow (outflow) from investing activities	(85,013)	(3,531)	2,388
Cash inflow (outflow) from financing activities	80,610	(2,309)	(885)
Net change in cash and cash equivalents	4,231	2,617	323

Operating Activities

During the year ended December 31, 2019, net cash inflow of €8,634 thousand from operating activities was attributable to adjustments to net loss consisting primarily of €5,736 thousand of amortization, €1,960 thousand of depreciation, and €703 thousand of impairment of intangible assets, and net cash generated from changes in operating assets and liabilities of €10,472 thousand. Changes in operating assets and liabilities were mainly related to an increase in contract liabilities of €9,365 thousand due to growth in subscription revenue, changes in provisions of €1,232 thousand, and changes in working capital of €3,746 thousand mainly attributable to a decrease in the trade receivables acquired in connection with the Spark Networks / Zoosk Merger, offset by a change in tax positions of €3,488 thousand and changes in other operating assets and liabilities of €383 thousand. These increases were also partially offset by interest payments of €5,893 thousand primarily related to the Senior Secured Facilities Agreement.

During the year ended December 31, 2018, net cash inflow was €8,457 thousand, primarily resulting from non-cash charges of €11,938 thousand and cash increases from operating assets and liabilities of €841 thousand, offset by Spark Networks’ net loss of €3,880 thousand and interest payments of €442 thousand. Net cash provided by changes in operating assets and liabilities for the year ended December 31, 2018 consisted primarily of a €556 thousand increase from changes in other working capital, a €596 thousand change in tax positions, and a €722 thousand increase in contract liabilities, offset by a €906 thousand change in provisions and a €127 thousand cash decrease from other operating assets and liabilities. Cash generated by changes in other working capital primarily consisted of a decrease in current trade and other receivables resulting in an increase of cash received of €3,486 thousand offset in part by a decrease in current trade and other payables resulting in a decrease in cash of €2,930 thousand. Non-cash changes consisted primarily of €4,091 thousand of share-based compensation expense, €3,324 thousand of impairment of intangible assets and goodwill and €3,180 thousand of amortization of intangible assets.

Investing Activities

During the year ended December 31, 2019, cash outflow from investing activities was €85,013 thousand as a result of cash paid for business combinations, net of cash acquired of €81,048 thousand, the capitalization of internally generated software of €3,882 thousand, and purchases of fixed assets of €83 thousand.

During the year ended December 31, 2018, cash outflow from investing activities was €3,531 thousand as a result of the capitalization of internally generated software of €3,219 thousand and purchases of fixed assets of €312 thousand.

Financing Activities

During the year ended December 31, 2019, cash inflow from financing activities was €80,610 thousand as a result of proceeds from bank loans of €99,288 thousand and proceeds from stock option exercises of €381 thousand, partially offset by the repayment of bank loans of €17,539 thousand and the payment of lease liabilities of €1,008 thousand.

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

On March 28, 2018, Spark Networks and Silicon Valley Bank entered into a four-year €25 million Senior Facilities Agreement. The Senior Facilities Agreement provides for a multicurrency term loan facility in an aggregate amount equal to €15 million and a multicurrency revolving credit facility in an aggregate amount equal to €10 million. Borrowings under the Senior Facilities Agreement bear interest at a rate equal to LIBOR for deposits in the applicable currency plus an applicable margin ranging from 2.5% to 3.0% to be determined based on the net leverage ratio (as defined in the Facilities) for the most recently completed 12 month period ending on the last day of the fiscal year or quarterly period as applicable. The applicable margin and interest rate in effect for borrowings under the Term Loan Facility as of December 31, 2018 is 2.5%. As part of the new debt agreement referenced below, Spark Networks and SVB agreed to terminate the debt agreement, with a one time early termination fee of €56 thousand, representing 0.50% of the outstanding commitment remaining. Spark Networks utilized a portion of the proceeds from the new debt agreement to pay down the remaining balance on the debt outstanding plus the applicable termination fee.

On July 1, 2019, in connection with the acquisition of Zoosk, Spark Networks entered into a Loan Agreement with Zoosk, Spark Networks, Inc., the subsidiary guarantors, the lenders party thereto, and Blue Torch Finance LLC (“Blue Torch”), as administrative agent and collateral agent (the "Senior Secured Facilities Agreement") that provides for a four-year $125 million (€110 million) Senior Secured Facility. The Senior Secured Facilities Agreement provides for a term loan facility in an aggregate amount equal to $120 million (€106 million) (the “Term Loan Facility”) and a revolving credit facility in an aggregate amount equal to $5 million (€4 million) (the “Revolving Credit Facility”) and, together with the Term Loan Facility, the “Facilities”. Borrowings under the Facilities bear interest at a rate equal to either LIBOR plus an applicable margin of 8% (per annum) or the Base Rate with an applicable margin of 7% (per annum). A portion of the proceeds from the issuance of the Facilities was utilized to pay down the remaining balance on the debt outstanding with Silicon Valley Bank, which was €11,447 thousand at the time of payment.

In addition to paying interest on outstanding principal under the Facilities, Spark Networks is required to pay a commitment fee to the lenders under the Term Loan Facility and the Revolving Credit Facility. For the Term Loan Facility, the initial commitment fee is equal to 0.50% of the aggregate principal amount of the Term Loan Facility. The commitment fee related to the Revolving Credit Facility is calculated based on the unutilized commitments thereunder. The commitment fee rate is 0.75% per annum, and the Revolving Credit Facility currently has $5 million of undrawn availability. As the Revolving Credit Facility is not expected to be drawn down, any costs related to the commitment fee and any other transaction fees related to the Revolving Credit Facility are deferred and amortized over the term of the agreement.

The Facilities were issued at a discount at the closing date equal to three percent (3%) of the aggregate principal amount of the Term Loan Facility funded on the closing date ($120 million). This discount was calculated as $3.60 million (€3.17 million). Upon closing, transaction costs and commitment fees of $4,010 thousand (€3,533 thousand) were payable, of which $3,118 thousand (€2,747 thousand) and $130 thousand (€115 thousand) related to transaction costs on the Term Loan Facility and Revolving Credit Facility, respectively, $600 thousand (€529 thousand) and $12 thousand (€11 thousand) related to the initial commitment fee on the Term Loan Facility and Revolving Credit Facility, respectively, and $150 thousand (€132 thousand) related to the upfront fee on the Revolving Credit Facility. Through the effective interest rate method, the discount and facility fees on the Facilities are amortized to Interest expense and similar charges in the Consolidated Statements of Operations and Comprehensive Loss through the maturity of the Facilities on July 1, 2023.

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

In addition, the Facilities require the following financial covenants to be maintained: (i) a fixed charge coverage ratio (as defined in the Facilities) of no less than 1.1 for the first four quarters of the loan, 1.25 for the second four quarters of the loan, and 1.4 for the remaining life of the loan (each quarter), (ii) a net leverage ratio of no greater than 3 for the first quarter of the loan, declining steadily to 1.25 for the quarters ended September 30, 2021 through the maturity date of the loan, and (iii) a minimum liquidity threshold of $10 million at the end of each month following the closing date of the loan, consisting of available cash funds and availability under the Revolving Credit Facility. The Facilities also contain certain customary affirmative covenants and events of default, including a change of control. Spark Networks is in compliance with all of its financial covenants as of December 31, 2019.

The Term Loan Facility requires repayment of the principal amount of $3 million quarterly, beginning on September 30, 2019. The interest accrued during each quarter is also payable at the end of each quarter along with the principal amount noted above. As of December 31, 2019, the outstanding principal balance of the Term Loan Facility is $114 million (€101 million), the amortized cost basis of the Term Loan Facility is $107 million (€96 million) and there were no outstanding borrowings under the Revolving Credit Facility.

C.    Research and development, patents and licenses, etc.

As of December 31, 2019, we held several United States patents and had multiple pending patent applications in the United States, Canada and the European Union.

Investing in product and development initiatives is a key part of our strategy. We are currently developing new, scalable technology services that will support the Company’s future growth. Our new services will be architected and built with a particular emphasis on supporting the platforms and applications that many of our members utilize to access our products. With global, shared services to power our platforms and sites, we expect to match subscribers across brands, reduce the time and resources required to launch new brands or integrate future acquisitions, and to quickly adopt new features, trends and consumer preferences. We expect to launch our new technology services over the next two years.

Implementing new systems carries substantial risk, including implementation delays, cost overruns, disruption of operations, potential loss of data or information, and lower customer satisfaction resulting in lost customers or sales, some of which are outside Spark Networks’ control. If Spark Networks does not successfully implement these services, its ability to perform key business processes could be disrupted and its financial performance could be adversely affected. Currently, Spark Networks believes it has sufficient positive operating cash flow to accomplish the enhancements contemplated.

D.    Trend information.

Spark Networks’ performance each year is affected by the ability to attract and retain paying subscribers, particularly within the North American market. In recent years, we have grown our North American market share through (i) acquiring established North American brands such as Zoosk, Jdate, Christian Mingle, and JSwipe (ii) the introduction of established European brands such as EliteSingles, and (iii) the launch of new brands such as SilverSingles. Going forward, we expect to continue to allocate significant marketing capital towards North America as we look to drive both the organic growth of our existing brand portfolio and expansion through the launch of new or acquired brands.

Additionally, as mentioned above, Spark Networks is currently in the process of developing global technology services for its platforms. We are experiencing a low double-digit negative impact on revenue as a result of COVID-19 since March 2020, although this impact is negated to some extent by a decrease in our marketing costs during this period as a result of the uncertainty surrounding the pandemic. We are also experiencing positive user engagement of our products during this period, as the companionship offered by our products remains desired by our customers. However, the effects of a prolonged lockdown or shelter-in-place order on our customer base as a result of efforts to contain the pandemic, and any economic recession resulting therefrom, could have a material impact on our business, operations and financial results. Also, if there are new pandemics in the future, or an increase in COVID-19 cases in the future resulting in new or additional lockdown or shelter-in-place orders, our customers could lose some interest in dating if meeting people face-to-face becomes difficult, all of which would further negatively impact our business, operations and financial condition.

We transitioned our workforce to working remotely home in mid-March 2020. We do not believe that this transition has had an adverse effect on our ability to maintain operations to date, including with respect to financial reporting systems and internal and disclosure controls and procedures. However, we could experience difficulties in these areas in the future if our workforce must continue to work remotely for a significant amount of time.

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2019 that are reasonably likely to have a material adverse effect on our revenue, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.    Contractual obligations.

The following table describes our contractual commitments and obligations as of December 31, 2019:

(in € thousands)	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
Lease liabilities	1,962	3,492	2,820	—	8,274
Debt obligations	20,499	37,723	72,842	—	131,064
Other commitments and obligations	14,431	7,878	2	—	22,311
Total contractual obligations	36,892	49,093	75,664	—	161,649

We had non-cancellable contractual obligations consisting of lease liabilities, debt obligations, and other non-cancellable commitments and obligations. Lease liabilities consist of three lease contracts for office space in Berlin, Germany; Utah, United States; and California, United States. Debt obligations reflect the contractually required principal and interest payments payable under the Senior Secured Facilities Agreement entered into on July 1, 2019. Other commitments and obligations totaled €22,311 thousand and primarily relate to deferred consideration payable to Zoosk shareholders as part of the Spark Networks / Zoosk Merger as well as contracts with cloud-based web service providers. For contingencies related to our tax positions, we are unable to make a reasonably reliable estimate of the timing of payments in individual years beyond 12 months. As a result, these amounts are not included in the table above.

G.    Safe Harbor

See “Cautionary Statement Regarding Forward Looking Statements” on page 3 of this Annual Report.

Item 6. Directors, Senior Management and Employees

A.    Directors and senior management.

The following table sets forth the names, ages, and positions of our Administrative Board, Managing Directors and Executive Officers as of April 24, 2020.

Hermoine McKee resigned from the Administrative Board effective June 3, 2019. Deepak Kamra was appointed to the Administrative Board effective July 2, 2019. Steven McArthur was appointed to the Administrative Board effective July 2, 2019 and resigned from the Administrative Board effective December 31, 2019. Ms. McKee's and Mr. McArthur's departures from the Company were not due to any disagreement with the Company or any matter relating to the Company's operations, policies or practices.

The Administrative Board has asked the Company to file a motion with the competent court in Germany proposing to the court to appoint Eric Eichmann, the Company’s Chief Executive Officer, to the Administrative Board as a replacement for Mr. McArthur as soon as mandatory German Law allows.

Gitte Bendzulla, the Company's General Counsel, was appointed Managing Director on June 26, 2019.

Michael Schrezenmaier resigned as Managing Director and Chief Operating Officer on June 30, 2019. Robert O'Hare resigned as Managing Director and Chief Financial Officer on September 16, 2019. Messrs. Schrezenmaier and O'Hare's departures from the Company were not due to any disagreement with the Company or any matter relating to the Company's operations, policies or practices.

Bert Althaus was appointed as the Company's Chief Financial Officer effective as of September 16, 2019, and was appointed Managing Director on October 8, 2019.

Eric Eichmann was appointed as the Company's Chief Executive Officer effective as of November 18, 2019, and was appointed Managing Director on December 2, 2019.

Jeronimo Folgueira resigned as Chief Executive Officer on November 18, 2019, and continued as Managing Director of the Company until December 31, 2019. Mr. Folgueira will continue to serve on the Company's Administrative Board until the next annual general meeting or extraordinary general meeting of the shareholders of the Company.

Name	Age	Position
Administrative Board
David Khalil(1)	37	Director of the Board & Chairman
Brad Goldberg(2)	50	Director of the Board
Colleen Birdnow Brown(3)	61	Director of the Board
Cheryl Law(4)	49	Director of the Board
Axel Hefer(1)	42	Director of the Board
Jeronimo Folgueira	38	Director of the Board
Deepak Kamra	63	Director of the Board

Managing Directors and Executive Officers
Eric Eichmann	52	Managing Director & Chief Executive Officer
Gitte Bendzulla	43	Managing Director & General Counsel
Bert Althaus	41	Managing Director & Chief Financial Officer
Benjamin Hoskins	45	Chief Technology Officer
(1) Member of our Audit Committee
(2) Chairperson of our Presiding & Nominating Committee
(3) Chairperson of our Audit Committee and member of our Presiding & Nominating Committee
(4) Member of our Presiding & Nominating Committee

Administrative Board

David Khalil has been a member of the Administrative Board since November 2017. He is an entrepreneur and business angel. Previously, he served as interim CFO at flaschenpost GmbH from August 2016 to November 2016. Mr. Khalil served as managing director at Affinitas from 2008 until February 2016. Prior to his time at Affinitas, Mr. Khalil worked as an investment manager at European Founders Fund from 2007 to 2008 and as a business consultant at Boston Consulting Group from 2006 to 2007. He has also made numerous angel investments. In 2006, Mr. Khalil received a Master’s degree in business administration from WHU-Otto Beisheim School of Business, where he focused in corporate finance, controlling and entrepreneurship.

Brad Goldberg has been a member of the Administrative Board since November 2017. Mr. Goldberg has served as the President of PEAK6 Investments, L.P. since 2012. Mr. Goldberg focuses on business strategy, business operations, and people development across PEAK6 and its operating companies. From 2009 until 2011, Mr. Goldberg was the CEO of PEAK6 Online, where he led a portfolio of early stage financial technology businesses including OptionsHouse, which was subsequently sold to General Atlantic and then to E*TRADE. Prior to PEAK6, Mr. Goldberg served in multiple leadership positions at Microsoft across the Online, Enterprise, and Developer businesses. Mr. Goldberg was the General Manager for the Search Business Unit, where he was accountable for global product management, marketing, and revenue for Bing. Mr. Goldberg graduated with a Bachelor’s degree in Economics from Amherst College and completed post graduate work in Japan, at the Inter-University Center for Japanese Language Studies. Mr. Goldberg earned an MBA from Harvard Business School, where he was awarded second year honors.

Colleen Birdnow Brown has been a member of the Administrative Board since November 2017. She has been Chairman and CEO of Marca Global LLC, which she founded, since July 2015. Ms. Brown served as President and CEO at Fisher Communications from 2005 to 2013, and as Senior Vice-President of A.H. Belo from 2000 to 2004. Prior to 2000, she held a number of positions in the media and broadcasting industries, including President of Broadcast at Lee Enterprises from 1998 to 2000, President at 12 News (KPNX-TV, NBC) from 1995 to 1998, various positions at TEGNA (formerly Gannett) from 1980 to 1998, President of WFMY News 2 from 1991 to 1995, and station manager and CFO at KUSA-TV from 1980 to 1991. She has also served on numerous boards, including TrueBlue Inc. from 2014 to present, Port Blakely from 2010 to present, DataSphere Technologies Inc. from 2008 to June 2017, as Chairman of the Board of American Apparel from August 2014 until March 2016, CareerBuilder from 2001 to 2004, and Classified Ventures from 2001 to 2004. She holds an MBA from the University of Colorado Boulder (1981) and a BS in Business Administration from the University of Dubuque (1979).

Cheryl Law has been a member of the Administrative Board since June 2018. She has been a member of the Board of Compare.com since December 2013 and Chairman of the Board of Compare.com since 2016. Moreover, Ms. Law has been a member of the Marketing Advisory Board of Freenome, Inc. since December 2017 and has been acting as CMO of Little Passports since September 2017. Ms. Law also held executive positions at several leading online companies in the past. Ms. Law holds a Bachelor’s degree in Economics from Vanderbilt University.

Axel Hefer has been a member of the Administrative Board since November 2017. Mr. Hefer has served as the CEO at trivago (NASDAQ: TRVG) since December 2019 and was initially appointed as managing director and CFO at trivago in 2016. Prior to joining trivago, Mr. Hefer was managing director, CFO and COO of Home24 AG, an online home furniture and decor company, from 2014 to 2016, and managing director of One Equity Partners, the Private Equity Division of J.P. Morgan Chase from 2011 to 2014. Mr. Hefer holds a Master’s degree in management from Leipzig Graduate School of Management (HHL) in 2000 and an M.B.A. from INSEAD in 2003.

Jeronimo Folgueira has been a member of the Administrative Board since November 2017. He served as Chief Executive Officer of Spark Networks (formerly Affinitas GmbH) from October 1, 2015 until November 18, 2019. Before joining Spark Networks, Mr. Folgueira held several senior management positions at a number of other companies, including as Managing Director, International at Betfair plc (now Paddy Power Betfair plc) from 2014 to 2015, Managing Director at Bigpoint S.a.r.l. from 2011 to 2014 and Senior Strategy Executive at RTL Group from 2008 to 2011. Mr. Folgueira started his career as an investment banking analyst for Lehman Brothers (2003 – 2005) and also worked at Citigroup (2005 – 2006). He holds an MBA from Columbia Business School and has a bachelor’s degree in Economics from University of Navarra, Spain.

Deepak Kamra has been a member of the Administrative Board since July 2019. He joined Canaan Partners, a venture capital firm investing in early stage technology and healthcare companies, in 1991, where he now serves as General Partner. Prior to joining Canaan, Mr. Kamra was with Aspect Communications, a call center software company, which he helped to a successful IPO. Mr. Kamra also held leadership positions at telecommunications companies ROLM Corp and TRW Datacomm. Mr. Kamra earned an MBA from Harvard Business School.

Managing Directors and Executive Officers

Eric Eichmann has served as Chief Executive Officer since November 2019 and a Managing Director since December 2019. Mr. Eichmann previously served as Chief Executive Officer of Criteo (NASDAQ: CRTO) from 2013 to 2018. Prior to Criteo, he served as Chief Operating Officer and President, International, of LivingSocial from 2010 to 2012, as Chief Operating Officer of Rosetta Stone (NYSE: RST) from 2006 to 2010, as Senior Vice President of Advertising Operations and Systems at AOL (NYSE: AOL) from 1999 to 2006, and as Senior Engagement Manager at McKinsey & Company from 1994 to 1999. Mr. Eichmann holds a Master’s degree in computer engineering from EPFL (École Polytechnique Fédérale de Lausanne), and an MBA from the Kellogg School of Management, Northwestern University.

Gitte Bendzulla has served as General Counsel of Spark Networks since November 2018 and as Managing Director since June 2019. Before joining Spark Networks, Ms. Bendzulla held several senior legal positions on a European and global scale with Juniper Networks, APM Terminals, Eaton Industries and the SITA Suez group. Ms. Bendzulla is admitted to the German bar and holds a Master’s degree from the University of Bayreuth, as well as a Bachelor’s degree obtained in Berlin.

Bert Althaus has served as Chief Financial Officer since September 2019 and as Managing Director since October 2019. He previously served as Senior Vice President Finance for Berlin-based home24 SE from 2013 to 2019, which is listed on the Frankfurt Stock Exchange. Prior to joining home24, he spent over eight years at Ernst & Young. Mr. Althaus holds a Bachelor's and Master's degree in business administration from Friedrich Schiller University Jena, Thuringia, Germany.

Benjamin Hoskins has served as Chief Technology Officer for Spark Networks since January 2017. Prior to joining Spark Networks, Mr. Hoskins worked with OLX (registered as PT Tokabagus) in Indonesia as Chief Technology Officer and Acting Chief Product Officer from May 2015 until December 2016. Mr. Hoskins served as Head of Product Development Europe for eBay UK Ltd. from February 2012 until April 2015. He was previously Principal Agile Consultant, and, in parallel, was Head of Product Development at Emergn, where he worked from January 2008 until February 2012.

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

Managing Directors

Eric Eichmann. On November 19, 2019, Spark Networks, Inc. entered into an employment agreement with Mr. Eichmann (the “Eichmann Employment Agreement”) with respect to his employment as Chief Executive Officer of Spark Networks, Inc. The Eichmann Employment Agreement provides for an annual base salary of $525,000 and an annual target bonus amount of not less than $300,000. Pursuant to the Eichmann Employment Agreement, if Mr. Eichmann’s employment is terminated by Spark Networks, Inc. without cause or by Mr. Eichmann with good reason, then (i) if such termination occurs within 18 months of his employment agreement, Mr. Eichmann will be eligible to receive severance in an amount equal to 18 months of his annual base salary and his annual bonus amount for such period (plus an amount equal to the then current annual base salary and annual bonus payable to Mr. Eichmann pursuant to the executive director service agreement with the Company, as described further below), paid in the form of salary continuation, as well as reimbursement of COBRA continuation coverage premium payments for 18 months; and (ii) if such termination occurs more than 18 months following the date of his employment agreement, Mr. Eichmann will be eligible to receive severance in an amount equal to 12 months of his annual base salary and his annual bonus amount for such period (plus an amount equal to the then current annual base salary and annual bonus payable to Mr. Eichmann pursuant to the executive director service agreement with the Company), as well as reimbursement of COBRA continuation coverage premium payments for 12 months. Mr. Eichmann’s eligibility for the foregoing severance is conditioned on Mr. Eichmann having first signed a release agreement in a form reasonably acceptable to the Company’s Administrative Board. Spark Networks, Inc. will reimburse Mr. Eichmann for ordinary course expenses incurred in connection with travel between the Berlin, Germany and New York, New York, and for income tax liabilities to the extent that such liabilities exceed by $25,000 the amount he would have otherwise been obligated to paid had he been subject only to income taxes in the United States.

On November 19, 2019, Spark Networks SE entered into an executive director service agreement with Mr. Eichmann (the “Eichmann Executive Director Service Agreement”) pursuant to which Mr. Eichmann has an annual base salary of $100,000 (in addition to his salary under his employment agreement with Spark Networks, Inc.). The term of the Eichmann Executive Director Service Agreement is four years and six months.

Jeronimo Folgueira. In connection with Mr. Folgueira stepping down as Chief Executive Officer, Mr. Folgueira and the Company entered into a termination agreement (the “Termination Agreement”) pursuant to which Mr. Folgueira remained as Managing Director of the Company until December 31, 2019 and will continue to serve on the Company’s Board of Directors until the next annual general meeting or extraordinary general meeting of the shareholders of the Company. In addition, pursuant to the Termination Agreement, Mr. Folgueira will receive a gross bonus payment in the amount of €74,280 for 2019 and Mr. Folgueira will receive €20,000 per month from the Company during the 12-month post-termination non-compete period, subject to Mr. Folgueira’s compliance with his post-termination obligations to the Company.

Bert Althaus. Mr. Althaus has entered into an employment agreement with Spark Networks which provides for an annual fixed compensation (base salary) and an annual performance award (annual bonus). The performance targets of the annual bonus are a mix of certain financial and non-financial targets, such as revenue and profitability goals. In addition to the fixed and variable remuneration components, under the terms of the agreement, Mr. Althaus is entitled to additional benefits and reimbursement of necessary and reasonable expenses. Upon termination of employment, the agreement provides that Mr. Althaus may not compete with Spark Networks for one year provided that Spark Network pays Mr. Althaus during such period an amount equal to 50% of his total remuneration most recently received by him. Mr. Althaus' current base salary is €225,000 and his annual bonus target amount is €75,000.

Gitte Bendzulla. Ms. Bendzulla has entered into an employment agreement with Spark Networks which provides for an annual fixed compensation (base salary) and an annual performance award (annual bonus). The performance targets of the annual bonus are a mix of certain financial and non-financial targets, such as revenue and profitability goals. In addition to the fixed and variable remuneration components, under the terms of the agreement, Ms. Bendzulla is entitled to additional benefits and reimbursement of necessary and reasonable expenses. Upon termination of employment, the agreement provides that Ms. Bendzulla may not compete with Spark Networks for one year provided that Spark Network pays Ms. Bendzulla during such period an amount equal to 50% of her total remuneration most recently received by her. In addition to the fixed and variable remuneration components, under the terms of the agreement, Ms. Bendzulla is entitled to additional benefits and reimbursement of necessary and reasonable expenses. Ms. Bendzulla’s current base salary is €200,000 and her annual bonus target amount is €60,000.

Benjamin Hoskins. On September 27, 2016, the Company entered into an employment contract with Mr. Hoskins (as amended on October 1, 2018, the “Hoskins Employment Contract”) with respect to his employment as Chief Technology Officer of the Company. The Hoskins Employment Contract initially provided for a monthly gross salary of €14,167, which was increased to €16,167 as of the date of the amendment, and an annual bonus of up to €25,000 for 2019 if certain targets are achieved in accordance with the bonus plan in place from time to time. The Hoskins Employment Contract has been amended effective on January 1, 2020 increasing the monthly gross salary to €17,083 and providing for an annual bonus target amount of €61,500. The bonus plan for each year shall be based on milestones agreed between Mr. Hoskins, the managing directors and the shareholders or, in certain cases, Mr. Hoskins and the advisory board, which may include defined and weighted revenue, EBITDA as well as customer or market-oriented targets. Mr. Hoskins’ employment commenced on January 1, 2017 for an indefinite period of time and may be terminated by either party with six months contractual notice, by either party for cause or by the Company for justified cause, in each case as further described in the Hoskins Employment Contract.

Affinitas VESOP

In 2013, prior to the Affinitas / Spark Merger, Affinitas established a virtual employee stock option program (the “Affinitas VESOP”) with the goal of incentivizing management and aligning management’s interest with those of its shareholders. Mr. Folgueira was a participant in the Affinitas VESOP. Under the Affinitas VESOP, Spark Networks had a choice of settlement whereby the cash amount or equal value in shares to be received by the beneficiaries for a single vested option shall equal the price or proceeds per common share in case of a change in control event (“Share Sale”) or an Initial Public Offering (“IPO”) of Affinitas’s shares minus the exercise price. In connection with the Affinitas / Spark Merger, shareholders of Affinitas elected to settle all the options outstanding at the merger date at a fixed valuation of €3,839 thousand, which was equivalent to a total equity value of €90 million for Affinitas. This equity value of Affinitas was determined based on the Spark share price and the exchange ratio that Affinitas and Spark agreed on in relation to the Affinitas / Spark Merger. Options to purchase 192 shares with a value of €78 thousand were settled in cash and a payment of €586 thousand has been paid to selected participants. The remaining value of the outstanding options, amounting to €3,161 thousand, was deferred and settled in cash in November 2018, subject to the participants being employed by the Group at the settlement date. These transactions were accounted for as the repurchase of equity interests. During the years ended December 31, 2018 and December 31, 2017, the Spark Networks managing directors received €2,617 thousand and €861 thousand, respectively, in settlement payments related to the Affinitas VESOP. No payments were received during the year ended December 31, 2019.

Termination of the Affinitas VESOP

The Affinitas VESOP was terminated and replaced with the Spark Networks virtual stock option plan established in 2017 (“Spark Networks 2017 VSOP”), which included make-up or replacement awards in respect of outstanding awards under the Affinitas VESOP.

In November 2017, options to acquire ADSs of the Company (“Options”) were granted to selected and eligible employees, including Messrs. Folgueira and Hoskins, pursuant to the Spark Networks 2017 VSOP. In March 2018, Spark Networks replaced the Spark Networks 2017 VSOP by establishing the Spark Networks 2018 VSOP for selected executives and employees of Spark Networks and its subsidiaries if and to the extent that the plan participants under the Spark Networks 2017 VSOP had agreed to such replacement. Under the Spark Networks 2018 VSOP, Spark Networks granted participants a certain number of virtual stock options in exchange for options granted under the Spark Networks 2017 VSOP and/or a certain number of new virtual stock options, and can grant additional options in the future. Options to acquire ADSs of the Company were granted to Mr. Hoskins and Ms. Bendzulla.

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

In June 2019, in anticipation of the Spark Networks / Zoosk Merger, the Administrative Board of Spark Networks agreed to the acceleration, exercise, and settlement of 952,018 Options granted to five executives of Spark Networks under the Spark Networks 2017 VSOP and Spark Networks 2018 VSOP ("the Accelerated Vesting"). Accordingly, Spark Networks recognized the remaining grant date fair value related to these Options as share-based payment expense in June 2019. Options totaling 636,492 were net exercised in shares and cash in July 2019. Options totaling 315,526, which were out of the money at the exercise date, were repurchased at a nominal value per share (€0.01).

C.    Board practices.

Administrative Board

Our Administrative Board consists of seven board members, with three board members initially designated by Affinitas, one board member initially designated by Spark, and two board members initially designated by Zoosk. Our Administrative Board is composed of the following members: Jeronimo Folgueira (an Affinitas designee), David Khalil (an Affinitas designee), Axel Hefer (an Affinitas designee), Brad Goldberg (a Spark designee), Deepak Kamra (a Zoosk designee), Colleen Birdnow Brown and Cheryl Law.

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

D.    Employees.

The table below sets forth the number of employees we had as of December 31 of each of the years represented:

	December 31,
	2019	2018
Managing director	3	3
Data center	1	4
Sales and marketing	50	51
Customer service	84	109
Technical operations and development	104	70
General and administrative	48	36
Total	290	273

As of December 31, 2019, we had 290 employees of whom 193 were based in Germany and 97 were based in the United States.

E.    Share ownership.

The following table sets forth information, as of February 24, 2020, regarding the beneficial ownership of our ADSs:

Name & Principal Position	Owned ADSs
Management Board
Eric Eichmann, Managing Director & Chief Executive Officer	—

Gitte Bendzulla, Managing Director & General Counsel	1,101

Bert Althaus, Managing Director & Chief Financial Officer	—

Administrative Board
Deepak Kamra	4,077,777
David Khalil(1)	791,904
Brad Goldberg	25,512
Jeronimo Folgueira	22,379
Colleen Birdnow Brown	—
Axel Hefer	—
Cheryl Law	—
(1) Mr. Khalil’s ADS ownership includes his interest in Affinitas Phantom Share GmbH of 791,904 ADSs.

Item 7. Major Shareholders and Related Party Transactions

A.    Major shareholders.

The following table sets forth information, as of February 24, 2020, regarding the beneficial ownership of our ADSs:

	Number	Percentage
Name of Beneficial Owner	of ADSs	of Total
5% shareholders:
Canaan Partners (Deepak Kamra)	4,077,777	15.6%
PEAK6 Investments LLC	2,479,512	9.5%
Osmium Partners LLC	1,893,724	7.3%
Affinitas Phantom Share (David Khalil and Lukas Brosseder)(1)	1,583,808	6.1%
Alex Mehr	1,514,127	5.8%
Supervisory and Management Board Members:
Deepak Kamra	4,077,777	15.6%
David Khalil	791,904	3.0%
Brad Goldberg	25,512	0.1%
Jeronimo Folgueira	22,379	0.1%
Colleen Birdnow Brown	—	—%
Axel Hefer	—	—%
Cheryl Law	—	—%
Eric Eichmann	—	—%
Gitte Bendzulla	1,101	—%
Bert Althaus	—	—%

All Members of our Supervisory and Management Boards as a Group (10 people)	4,918,673	18.8%

(1)The ownership positions of Mr. Khalil and Mr. Brosseder include their individual interests in Affinitas Phantom Share GmbH of 791,904 each.

B.    Related party transactions.

Transactions with shareholders

Consultation services

In 2008 and 2009, Affinitas and Rocket Internet SE (“Rocket”) entered into two agreements. Under these agreements, Rocket is obliged to render consulting services to Affinitas in business, professional and/or technical areas and programming services. Affinitas is obliged to pay Rocket fees for the services rendered under the agreements, which are calculated on the basis of the incurred costs of Rocket plus expenses. For the years ended December 31, 2019, 2018 and 2017, Spark Networks recorded costs of €44 thousand, €25 thousand and €36 thousand, respectively, related to these agreements There were no payables to Rocket as of December 31, 2019 and December 31, 2018. As of October 2019, Rocket is no longer an affiliate of Spark Networks.

Shareholder loans

During the year ended December 31, 2016, the Company entered into loans with some of its shareholders as described in more detail in Note 5.9 to the accompanying consolidated financial statements. There were no outstanding amounts due as of December 31, 2019 and December 31, 2018, and the amount of interest incurred during the years ended December 31, 2019, 2018, and 2017 was €0 thousand, €127 thousand and €508 thousand, respectively. The loan was fully repaid in March 2018.

Shareholder payments

Per the terms of the Affinitas / Spark Merger, Affinitas’ shareholders received an aggregate cash payout of €5,730 thousand in 2018. This payout included payments to Affinitas Phantom Share GmbH, Rocket, and David Khalil of €1,641 thousand, €1,377 thousand, and €25 thousand, respectively.

Affinitas Phantom Share GmbH

On April 20, 2012, eHarmony, Inc. (“eH”) in its capacity as a shareholder of Affinitas GmbH, granted a shareholder loan to Affinitas Phantom Share GmbH (“APS”) in the amount of €213 thousand (the “eH Shareholder Loan”) for the purpose of financing certain payments made by APS in connection with the formation of APS. On March 3, 2013, eH assigned the eH Shareholder Loan to Affinitas GmbH. The eH Shareholder Loan and all interest was fully repaid by APS on August 23, 2018. As of December 31, 2019, APS beneficially owned approximately 6% of the ordinary shares of the Company and was jointly controlled by David Khalil and Lukas Brosseder.

MLLNNL, LLC

The acquired subsidiary Spark had multiple, ongoing engagements with MLLNNL, LLC (“Mllnnl”), a marketing agency that employs, and was co-founded by, an employee of the Group’s wholly-owned subsidiary, Smooch Labs. Expenses related to Mllnnl appear in the consolidated results following the Affinitas / Spark Merger in November 2017. For the years ended December 31, 2019 and December 31, 2018, the Company has expensed €357 thousand and €313 thousand, respectively, for services performed by Mllnnl.

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

Consulting Agreement with PEAK6

On March 9, 2018, Spark Networks entered into a consulting agreement with PEAK6 (the “Consulting Agreement”), pursuant to which PEAK6 provides certain technology and infrastructure advice and information gathering services and other services to Spark Networks. The Consulting Agreement can be terminated by either party upon 30 days’ notice. Under the Consulting Agreement, PEAK6 is not entitled to any fees or other amounts. PEAK6 has not provided any services to Spark Networks under the Consulting Agreement during the years ended December 31, 2019 and December 31, 2018, respectively.

C.    Interests of experts and counsel.

Not applicable.

Item 8. Financial Information

A.    Consolidated Statements and Other Financial Information.

Consolidated Financial Statements

For our audited Consolidated Balance Sheets as of December 31, 2019 and 2018, and the related Consolidated Statements of Operations and Comprehensive Loss, Consolidated Statements of Shareholders' Equity and Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2019, please see pages F-3 to F-6 of this report.

Export Sales

See Item 5: Key Business Metrics for a geographical breakdown of sales for the last two fiscal years.

Legal Proceedings

Pending legal proceedings

Elite Connexion vs. Spark Networks Services GmbH

On September 20, 2018, Elite Connexion filed a cease and desist order and damage claim in France against Spark Networks Services GmbH ("Spark GmbH"), alleging that Spark GmbH bid on search engine terms which violated an agreement between the parties. In Elite Connexion's claim, which was amended in September 2019, Elite Connection claims damages for loss of profit, legal fees, and court fees amounting to €800 thousand. Analysis of the claim is ongoing, and the Group recognized Other provisions of €150 thousand as of December 31, 2019 to reflect its estimated potential liability to Elite Connexion resulting from the claim.

Trademarks

Trademarks are an important element in running online dating websites. Given the large number of markets and brands, Spark Networks deals with claims against its trademarks from time to time. As of December 31, 2019, there are several ongoing national cases which affect trademarks within Germany, Finland, Sweden, the United Kingdom, Poland and Benelux. Some of these procedures are expected to be resolved within the next 12 months.

We have additional legal claims and may encounter future legal claims in the normal course of business.

We intend to defend vigorously against each of the above legal proceedings. At this time, management does not believe the above matters, either individually or in the aggregate, will have a material adverse effect on the Group’s results of operations or financial condition and believes the recorded legal provisions as of December 31, 2019 are adequate with respect to the probable and estimable liabilities. However, no assurance can be given that these matters will be resolved in our favor.

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

B.    Significant Changes.

Adoption of Spark Networks SE 2020 Long Term Incentive Plan

On January 21, 2020, the Administrative Board of Spark Networks SE adopted the Long Term Incentive Plan (the “LTIP”) for applicable executives and employees of the Company and its subsidiaries as part of their remuneration for future services to the Company and its subsidiaries.

The LTIP provides for the grant of virtual stock options. Each option represents the right to receive, upon exercise, a certain amount in cash determined based on the relevant ADS Stock Price (as defined below) of the option minus the strike price of such option; provided, however, that the Company may elect to settle options in ADSs or ordinary shares of the Company instead of cash at its sole discretion. The LTIP provides that the strike price can be set at any amount determined by the Administrative Board, including zero. Under the LTIP, the “ADS Stock Price” is, as of the grant date, the average closing price of one ADS of the Company trading on the NYSE American for the period of five trading days prior to such date.

Options granted under the LTIP vest, subject to the employee’s continued service to the Company, as follows: (i) 25% of the total number of options granted to a participant vest 12 months after the grant date of such option, and (ii) an additional 6.25% of such options shall vest at the end of each additional three‑month period thereafter until the end of the 48th month after the relevant grant date.

In connection with the adoption of the LTIP, the Administrative Board authorized for 2020 the issuance of virtual options for up to 3 million ADSs, including up to 1 million zero-priced options.

In connection with the adoption of the LTIP, on January 21, 2020, the Administrative Board granted Eric Eichmann, the Company’s Chief Executive Officer, the following options under the LTIP: (i) 833,000 options with a strike price per option equal to $4.88, and (iii) 449,000 options with a zero-priced strike price (which, for United States tax purposes, are effectively structured as restricted stock units). The adoption of the LTIP also satisfied the terms of Mr. Eichmann’s executive director service agreement with the Company, which requires that the Company adopt a virtual stock option plan by January 31, 2020, or the Company would have otherwise been obligated to pay Mr. Eichmann a one-time lump sum cash amount equal to $1.5 million. The Administrative Board also granted Gitte Bendzulla, the Company’s General Counsel, 90,000 options with a strike price per option equal to $4.88 and 29,000 options with a zero-priced strike price, and the Administrative Board granted Bert Althaus, the Company’s Chief Financial Officer, 135,000 options with a strike price per option equal to $4.88 and 43,000 options with a zero-priced strike price. In addition, the Administrative Board approved of amendments to the managing director service agreements for Gitte Bendzulla, the Company’s General Counsel, and Bert Althaus, the Company’s Chief Financial Officer, in order to provide that each such executive officer is entitled to participate in the LTIP.

Determination and payment of final adjustment surplus related to the Spark Networks / Zoosk Merger Aggregate Adjusted Cash Consideration

On January 21, 2020, Spark Networks determined the final merger aggregate adjusted cash consideration, pursuant to the merger agreement, resulting in a final adjustment surplus of $506 thousand (€451 thousand) to be paid by Spark Networks to the exchange agent for further distribution. As of December 31, 2019, the Group recognized a financial liability of $506 thousand (€451 thousand) for the final adjustment surplus, which was paid in February 2020.

Item 9. The Offer and Listing.

Not applicable, except for Items 9.A.4 and 9.C, which are detailed below.

Stock Price History

Our ADSs, each representing one-tenth of an ordinary share, have been listed on the New York Stock Exchange since November 3, 2017 under the trading symbol “LOV.” The following table sets forth the high and low closing sales prices of our ADSs as reported by the NYSE American, in United States dollars, for the periods presented:

	High	Low
Year Ended December 31, 2019	$16.62	$4.08
Year Ended December 31, 2018	$15.12	$7.88
For the period of November 3, 2017 through December 31, 2017	$12.75	$10.00

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

C.    Material contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described elsewhere in this annual report.

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

E.    Taxation

German Taxation

The following discussion describes the material German tax consequences for a holder that is a United States person of acquiring, owning, and disposing of the ADSs. A holder that is a United States person, which we refer to as a “United States treaty beneficiary,” is a resident of the United States for purposes of the Agreement between the Federal Republic of Germany and United States of America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and on Capital as of June 4, 2008 (Abkommen zwischen der Bundesrepublik Deutschland und den Vereinigten Staaten von Amerika zur Vermeidung der Doppelbesteuerung und zur Verhinderung der Steuerverkürzung auf dem Gebiet der Steuern vom Einkommen und vom Vermögen und einiger anderer Steuern in der Fassung vom 4. Juni 2008), which we refer to as the “Treaty,” who is fully eligible for benefits under the Treaty.

A holder will be a United States treaty beneficiary entitled to full Treaty benefits in respect of the ADSs if it is, inter alia:

•	the beneficial owner of the ADSs (and the dividends paid with respect thereto);

•
a citizen or an individual resident of the United States, a corporation or other entity treated as a corporation for United States federal income tax purposes created or organized under the laws of the United States or any state thereof or the District of Columbia, an estate the income of which is subject to United States federal income tax without regard to its source, or a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or the trust has elected to be treated as a domestic trust for United States federal income tax purposes;

•	not also a resident of Germany for German tax purposes; and

•	not subject to the limitation on benefits (i.e., anti treaty shopping) article of the Treaty that applies in limited circumstances.
Special rules apply to pension funds and certain other tax exempt investors.

This discussion does not address the treatment of ADSs that are (i) held in connection with a permanent establishment or fixed base through which a United States treaty beneficiary carries on business or performs personal services in Germany or (ii) part of business assets for which a permanent representative in Germany has been appointed. With the exception of the subsection “—General Rules for the Taxation of Shareholders Tax Resident in Germany” below, which provides an overview of dividend taxation with regards to the general principles applicable on tax residents in Germany, this discussion applies only to United States treaty beneficiaries that acquired ADSs in the initial offering and hold ADSs as capital assets for United States federal income tax purposes. It does not purport to be a comprehensive description of all tax considerations that may be relevant to a decision to purchase ADSs by any particular investor, including tax considerations that arise from rules of general application to all taxpayers or to certain classes of taxpayers that are generally assumed to be known by investors. In particular, this discussion does not address tax considerations applicable to a United States treaty beneficiary that may be subject to special tax rules, including, without limitation, a dealer in securities or currencies, a trader in securities that elects to use a mark to market method of accounting for securities holdings, banks, thrifts, or other financial institutions, United States expatriates, an insurance company, a tax exempt organization, a person that holds ADSs as part of a hedge, straddle, conversion or other integrated transaction for tax purposes, a person that purchases or sells ordinary shares or ADSs as part of a wash sale for tax purposes, a person whose functional currency for tax purposes is not the United States dollar, a person subject to the United States alternative minimum tax, or a person that owns or is deemed to own 10% or more of the Company’s voting stock. In addition, the discussion does not address tax consequences to an entity treated as a partnership (or other pass through entity) for United States federal income tax purposes that holds ADSs. The United States federal income tax treatment of each partner of the partnership generally will depend upon the status of the partner and the activities of the partnership. Prospective purchasers that are partners in a partnership holding ADSs should consult their own tax advisors.

This discussion is based on German tax laws, including, but not limited to interpretation circulars issued by German tax authorities, which are not binding on the courts, and the Treaty. It is based upon tax laws in effect at the time of preparation of this annual report. These laws are subject to change, possibly on a retroactive basis. There is no assurance that German tax authorities will not challenge one or more of the tax consequences described in this discussion.

In addition, this discussion is based upon the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. It does not purport to be a comprehensive or exhaustive description of all German or United States tax considerations that may be of relevance in the context of acquiring, owning and disposing of ADSs.

Prospective holders of ADSs should consult their own tax advisors regarding the German tax consequences of the purchase, ownership and disposition of ADSs in light of their particular circumstances, including the effect of any state, local, or other foreign or domestic laws or changes in tax law or interpretation.

German Taxation of ADSs

General

As of the date hereof, no published German tax court cases exist as to the German tax treatment of ADRs or ADSs, but based on the interpretation circular regarding the taxation of ADRs issued by the German Federal Ministry of Finance (BMF Schreiben) (dated May 24, 2013, and partly revoked, amended and complemented by BMF Schreiben on December 18, 2018, reference number IV C 1 S2204/12/10003) (the “ADR Tax Circular”), for German tax purposes, although it is not free from doubt, the ADSs should represent a beneficial ownership interest in the underlying shares and qualify as ADRs for the purpose of the ADR Tax Circular. If the ADSs qualify as ADRs under the ADR Tax Circular, dividends would accordingly be attributable to United States treaty beneficiaries of the ADSs for tax purposes, and not to the legal owner of the ordinary shares (i.e., the financial institution on behalf of whom the ordinary shares are stored at a domestic depository for the ADS holders), and United States treaty beneficiaries would be treated as holding an interest in the Company’s ordinary shares for German tax purposes. However, investors should note that interpretation circulars published by the German tax administration (including the ADR Tax Circular) are not binding on German courts, including German tax courts, and it is unclear whether a German tax court would follow the ADR Tax Circular in determining the German tax treatment of ADRs or ADSs. For the purpose of this German tax section it is assumed that the ADSs qualify as ADRs within the meaning of the ADR Tax Circular.

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

German Taxation of Dividends for the United States Treaty Beneficiaries of the ADSs

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

Pursuant to the Treaty, the German withholding tax generally may not exceed 15% of the gross dividends received by United States treaty beneficiaries. In case of any United States treaty beneficiary qualifying as a not tax transparent corporation and directly holding at least 10% or more of the Company’s voting shares, the German withholding tax is capped at 5% of the gross dividends. The excess of the total withholding tax, including the solidarity surcharge, over the maximum rate of withholding tax permitted by the Treaty is refunded to United States treaty beneficiaries upon application. For example, for a declared dividend of 100, a United States treaty beneficiary initially receives 73.625 (100 minus the 26.375% withholding tax). The United States treaty beneficiary is entitled to a partial refund from the German tax authorities in the amount of 11.375% of the gross dividend (of 100). As a result, the United States treaty beneficiary ultimately receives a total of 85 (85% of the declared dividend) following the refund of the excess withholding. However, investors should note that it is unclear how the German tax administration will apply the refund process to dividends on the ADSs and ADRs. Further, such refund is subject to the German anti avoidance treaty shopping rule (as described below in section “—Withholding Tax Refund for United States Treaty Beneficiaries”).

German Taxation of Capital Gains of the United States Treaty Beneficiaries of the ADSs

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

However, United States treaty beneficiaries are eligible for treaty benefits under the Treaty (as discussed above in the section “—German Taxation”). Pursuant to the Treaty, United States treaty beneficiaries are not subject to German tax even under the circumstances described in the preceding paragraph.

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

However, an interpretation circular issued by the German Federal Ministry of Finance (BMF Schreiben) (dated January 18, 2016, reference number IV C 1 S2252/08/10004:017) provides that taxes need not be withheld when the holder of the custody account is not a resident of Germany for tax purposes and the income is not subject to German taxation. The interpretation circular further states that there is no obligation to withhold such tax even if the non-resident holder owns 1% or more of the shares of a German company. While interpretation circulars issued by the German Federal Ministry of Finance are only binding on the tax authorities but not on the tax courts, in practice, the disbursing agents nevertheless typically rely on guidance contained in such interpretation circulars. Therefore, a disbursing agent would only withhold tax at 26.375% on capital gains derived by a United States treaty beneficiary from the sale of ADSs held in a custodial account in Germany in the unlikely event that the disbursing agent did not follow this guidance. In this case, the United States treaty beneficiary should be entitled to claim a refund of the withholding tax from the German tax authorities under the Treaty (as described in the section “—Withholding Tax Refund for United States Treaty Beneficiaries”).

Withholding Tax Refund for United States Treaty Beneficiaries

United States treaty beneficiaries are generally eligible for treaty benefits under the Treaty (as discussed above in Section “— German Taxation”). Accordingly, United States treaty beneficiaries are entitled to claim a refund of the portion of the otherwise applicable 26.375% German withholding tax on dividends that exceeds the applicable Treaty rate. However, as previously discussed, investors should note that it is unclear how the German tax administration will apply the refund process to dividends on the ADSs and ADRs.

Further, a refund of withholding tax on dividends is generally subject to the German anti-treaty shopping rule according to section 50d para. 3 of the German Income Tax Act (Einkommensteuergesetz). Generally, this rule requires that the beneficiary of the dividends (in case it is a non German resident company) maintains its own administrative substance and conducts its own business activities. In particular, a foreign company has no right to a full or partial refund to the extent persons holding ownership interests in the Company would not be entitled to the refund if they derived the income directly and the gross income realized by the foreign company is not caused by the business activities of the foreign company, and there are either no economic or other valid reasons for the interposition of the foreign company, or the foreign company does not participate in general commerce by means of a business organization with resources appropriate to its business purpose. However, this shall not apply if the foreign company’s principal class of stock is regularly traded in substantial volume on a recognized stock exchange, or if the foreign company is subject to the provisions of the German Investment Tax Act (Investmentsteuergesetz). However, according to a decision of the European Court of Justice ("ECJ") as of June14, 2018, Section 50d paragraph 3 of the German Income Tax Act in its current version infringes EU Laws and the EU P/S Directive. It is noteworthy that the underlying case the ECJ had to decide referred to EU-companies, only. Thus, the ECJ based his decision on the freedom of establishment that is (in contrast to the free movement of capital) not applicable to Non-EU-companies. Thus, for United States treaty beneficiaries this decision should initially have no direct effect. However, there are ongoing discussions on whether the arguments of the ECJ could also be extended to Non-EU-cases, where the free movement of capital is affected. The German legislator didn’t react on this ECJ decision such that the German tax authorities still apply the Anti-Treaty Shopping Rule with a strict approach in assessing the above requirements but with a slightly modified scope (e.g., reduced substance requirements for asset managing companies). However, this modified scope is only applicable in case of EU-companies. Nevertheless, the German anti-treaty shopping rule according to section 50d para. 3 of the German Income Tax Act is in practice generally not relevant for United States treaty beneficiaries, as this rule is generally superseded by the so-called “Limitation of Benefits” clause in article 28 of the Treaty. As a consequence, in accordance with the practice of the competent German tax authority, the claim for a refund of withholding tax on dividends is generally only subject to the relevant United States treaty beneficiary’s eligibility for treaty benefits under the Treaty (and not to the further requirements of section 50d para. 3 of the German Income Tax Act).

Individual claims for refunds may be made on a separate form, which must be filed with the German Federal Central Tax Office (Bundeszentralamt für Steuern), An der Küppe 1, 53225 Bonn, Germany. The form is available at the same address, on the German Federal Tax Office’s website (www.bzst.de) or from the Embassy of the Federal Republic of Germany, 4645 Reservoir Road NW, Washington, DC 20007. Generally, the refund claim becomes time barred after four years following the calendar year in which the dividend is received. As part of the individual refund claim, a United States treaty beneficiary must submit to the German tax authorities the original withholding certificate (or a certified copy thereof) issued by the disbursing agent and documenting the tax withheld, and an official certification of

United States tax residency on IRS Form 6166. IRS Form 6166 may be obtained by filing a properly completed IRS Form 8802 with the Internal Revenue Service, P.O. Box 71052, Philadelphia, PA 19176 6052. Requests for certification must include the United States treaty beneficiary’s name, social security number or employer identification number, the type of United States tax return filed, the tax period for which the certification is requested and a user fee of $85. An online payment option is also available at www.irs.gov. If the online payment option is used, then the completed IRS Form 8802 and all required attachments should be mailed to Department of the Treasury, Internal Revenue Service, Philadelphia, PA 19255 0625. The Internal Revenue Service will send the certification on IRS Form 6166 to the United States treaty beneficiary, who must then submit the certification with the claim for refund of withholding tax.

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

Notwithstanding the foregoing, in case the heir, transferee or other beneficiary (i) has, at the time of the transfer, his or her residence or habitual abode or its place of management or registered office in Germany, or (ii) is a German citizen who has spent no more than five (or, in certain circumstances, ten) consecutive years outside Germany without maintaining a residence in Germany or (iii) is a German citizen who serves for a German entity established under public law and is remunerated for his or her service from German public funds (including family members who form part of such person’s household, if they are German citizens) and is only subject to estate or inheritance tax in his or her country of residence or habitual abode with respect to assets located in such country (or special rules apply to certain former German citizens who neither maintain a residence nor have their habitual abode in Germany), the transferred ADSs are subject to German inheritance or gift tax.

If, in this case, Germany levies inheritance or gift tax on the ADSs with reference to the heir’s, transferee’s or other beneficiary’s residence in Germany or his or her German citizenship, and the United States also levies federal estate tax or federal gift tax with reference to the decedent’s or donor’s residence (but not with reference to the decedent’s or donor’s citizenship), the amount of the United States federal estate tax or the United States federal gift tax, respectively, paid in the United States with respect to the transferred ADSs is credited against the German inheritance or gift tax liability, provided the United States federal estate tax or the United States federal gift tax, as the case may be, does not exceed the part of the German inheritance or gift tax, as computed before the credit is given, which is attributable to the transferred ADSs. A claim for credit of the United States federal estate tax or the United States federal gift tax, as the case may be, may be made within one year of the final determination (administrative or judicial) and payment of the United States federal estate tax or the United States federal gift tax, as the case may be, provided that the determination and payment are made within ten years of the date of death of the decedent or of the date of the making of the gift by the donor. Similarly, United States state level estate or gift taxes are also creditable against the German inheritance or gift tax liability to the extent that United States federal estate or gift tax is creditable.

United States Taxation of ADSs and Ordinary Shares

The following discussion describes the material United States federal income tax consequences that are relevant with respect to the acquisition, ownership and disposition of the ADSs and ordinary shares by a United States holder (as defined below) as in effect on the date of this annual report. The information provided below is based on the Internal Revenue Code of 1986, as amended, or the Code, Internal Revenue Service, or IRS, rulings and pronouncements, and judicial decisions all as now in effect and all of which are subject to change or differing interpretations, possibly with retroactive effect. This summary addresses only United States federal income tax considerations of United States holders that will hold ADSs or ordinary shares as capital assets. It does not provide a complete analysis of all potential tax considerations. In particular, this summary does not address all of the tax considerations applicable to a particular holder of the ADSs or ordinary shares in light of the holder’s circumstances (for example, financial institutions; insurance companies; dealers or traders in securities; currencies or notional principal contracts; persons that will hold ADSs or ordinary shares as part of a hedging or conversion transaction or as a position in a straddle or other integrated transactions for United States federal income tax purposes; persons that have a functional currency other than the United States dollar; persons that own (or are deemed to own) 10% or more (by voting power or value) of our share capital; persons who are subject to the alternative minimum tax, regulated investment companies, real estate investment trusts; tax exempt entities; persons who hold ADSs or ordinary shares through partnerships or other pass through entities or arrangements; tax deferred or other retirement accounts; certain former citizens or residents of the United States; or persons deemed to sell ADSs or ordinary shares under the constructive sale provisions of the Code). The summary also assumes that we will not be treated as a United States corporation under Section 7874 of the Code. Finally, the summary does not describe the effect of the United States federal estate and gift tax laws on United States holders or the effects of any applicable foreign, state or local laws.

For purposes of this summary, a “United States holder” is a beneficial owner of ADSs or ordinary shares that for United States federal income tax purposes, is (1) an individual who is a citizen or resident of the United States, (2) a corporation, or an entity treated as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States or any state of the United States, including the District of Columbia, (3) an estate, the income of which is subject to United States federal income taxation regardless of its source, or (4) a trust, if it (i) is subject to the primary supervision of a United States court and the control of one or more United States persons or (ii) has a valid election in effect under applicable United States Treasury Regulations to be treated as a United States person. A “non United States holder” is a beneficial owner of the ADSs or ordinary shares, other than a partnership or entity or arrangement treated as a partnership, that is not a United States holder.

If a partnership (including an entity or arrangement, domestic or foreign, treated as a partnership for United States federal income tax purposes) holds ADSs or ordinary shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. A holder of ADSs or ordinary shares that is a partnership, and partners in such partnership, should consult their own tax advisors about the United States federal income and estate tax consequences of purchasing, owning and disposing of the ADSs or ordinary shares.

Each prospective holder of ADSs should consult its own tax advisors regarding the United States federal, state and local or other tax consequences of acquiring, owning and disposing of the Company’s ADSs or ordinary shares in light of their particular circumstances. United States holders should also review the discussion under “German Taxation of ADSs” for the German tax consequences to a U.S holder of the acquisition ownership and disposition of the ADSs.

General

In general, and taking into account the earlier assumptions, a United States holder of ADSs is treated as the owner of the ordinary shares represented by such ADSs. Exchanges of ordinary shares for ADSs, and ADSs for ordinary shares, respectively, generally will not be subject to United States federal income tax.

Distributions

Under the United States federal income tax laws, and subject to the discussion below under “Additional United States Federal Income Tax Consequences – PFIC Rules,” the gross amount of any distribution that is actually or constructively received by a United States holder with respect to its ordinary shares (including shares deposited in respect of ADSs) will be a dividend includible in gross income of a United States holder as ordinary income to the extent the amount of such distribution is paid out of our current and accumulated earnings and profits, as determined for United States federal income tax purposes. To the extent the amount of such distribution exceeds our current and accumulated earnings and profits as so computed, it will be treated first as a non taxable return of capital to the extent of such United States holder’s adjusted tax basis in its ADSs or ordinary shares, and to the extent the amount of such distribution exceeds such adjusted tax basis, will be treated as gain from the sale of the ADSs or ordinary shares. Dividends paid to non-corporate United States holders are not expected to be eligible for the preferential income tax rate applicable to “qualified dividend income” received from certain foreign corporations. Prospective investors should consult their own tax advisors regarding the taxation of distributions under these rules.

A United States holder must include any German tax withheld from the dividend payment in this gross amount even though the holder does not in fact receive it. The gross amount of the dividend is taxable to a United States holder when the holder receives the dividend, actually or constructively. Dividends paid on ADSs will not be eligible for the dividends received deduction generally available to corporate United States holders. The gross amount of any dividend paid in foreign currency will be included in the gross income of a United States holder in an amount equal to the United States dollar value of the foreign currency calculated by reference to the exchange rate in effect on the date the dividend distribution can be included in the United States holder’s income, regardless of whether the payment is in fact converted into United States dollars. If the foreign currency is converted into United States dollars on the date of receipt by the depositary, in the case of ADSs, or the United States holder, in the case of ordinary shares, a United States holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend. If the foreign currency received is not converted into United States dollars on the date of receipt, a United States holder will have a basis in the foreign currency equal to its United States dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the foreign currency will be treated as ordinary income or loss, and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

For foreign tax credit purposes, our dividend distributions will generally constitute income from sources outside the United States and be “passive” income for purposes of computing the foreign tax credit allowable to the United States holder. Prospective investors should consult their own tax advisors regarding the implications of the foreign tax credit provisions for them, in light of their particular situation.

United States Taxation of Sale or Other Disposition

Subject to the discussion below under “—Additional United States Federal Income Tax Consequences—PFIC Rules,” a United States holder will generally recognize a gain or loss for United States federal income tax purposes upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the United States dollar value of the amount realized from such sale or other disposition and the United States holder’s tax basis in such ADSs or ordinary shares. Such gain or loss generally will be capital gain or loss. Capital gain of a non corporate United States holder recognized on the sale or other disposition of ADSs or ordinary shares held for more than one year is generally eligible for a reduced rate of taxation. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. The deductibility of capital losses is subject to limitations.

A United States holder that receives foreign currency on the sale or other disposition of ADSs or ordinary shares will realize an amount equal to the United States dollar value of the foreign currency on the date of sale (or, in the case of cash basis and electing accrual basis taxpayers, the United States dollar value of the foreign currency on the settlement date) provided that the ADSs or ordinary shares, as the case may be, are treated as being “traded on an established securities market.” If a United States holder receives foreign currency upon a sale or exchange of ADSs or ordinary shares, gain or loss, if any, recognized on the subsequent sale, conversion or disposition of such foreign currency will be ordinary income or loss, and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. However, if such foreign currency is converted into United States dollars on the date received by the United States holder, a cash basis or electing accrual United States holder should not recognize any gain or loss on such conversion.

Redemption

A redemption of ADSs or the ordinary shares underlying such ADSs by us will be treated as a sale of the redeemed ADSs or ordinary shares by the United States holder or as a distribution to the United States holder (which is taxable as described above under “—Distributions”).

Additional United States Federal Income Tax Consequences

PFIC Rules. Special adverse United States federal income tax rules apply to United States holders owning shares of a passive foreign investment company, or PFIC. In general, we will be a PFIC with respect to a United States holder if for any taxable year in which the holder has held our ADSs or ordinary shares: (i) at least 75% of our gross income for the taxable year is passive income (the “income test”) or (ii) at least 50% of the value, determined on the basis of a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income (the “asset test”). Whether a company is a PFIC for any given year is an annual determination that cannot be made until after the close of the taxable year. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. The composition of income and assets will be affected by whether, how, and how quickly, we spend any cash we currently hold.

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

We believe that we were not a PFIC for our taxable year ending December 31, 2019. However, since the determination of whether we are a PFIC is based upon such factual matters as our market capitalization and the valuation of our assets and upon certain assumptions and methodologies in which we have based our analysis, there can be no assurance that the IRS will agree with our position. Furthermore, because we have valued our goodwill for purposes of the asset test based on the market value of our equity, a further decline in the value of our equity due to fluctuations in the price of our ADSs and ordinary shares could result in us becoming a PFIC for our taxable year ending on December 31, 2019 or for future taxable years. If we are a PFIC for any taxable year in which a United States holder holds our ordinary shares or ADSs and any of our subsidiaries is also a PFIC, such United States holder will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC. United States holders should consult with their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

If we were to be treated as a PFIC, the United States federal income tax consequences to a United States holder of the acquisition, ownership, and disposition of ADSs or ordinary shares will depend on whether such United States holder makes an election to treat us as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a QEF Election) or a mark-to-market election under Section 1296 of the Code (a Mark-to-Market Election). A United States holder who makes a QEF election will be taxed currently on such United States holder’s pro rata share of our annual ordinary income and capital gains (each separately stated). However, we do not intend to furnish holders with the information necessary to make a QEF Election. A United States holder may make a Mark-to-Market Election with respect to its ADSs or ordinary shares provided such ADS or ordinary shares are treated as regularly traded on a qualified exchange. A United States holder that makes a Mark-to-Market Election would include as ordinary income the excess of the fair market value of such United States holder’s ADSs at year-end over such United States holder’s basis in those ADSs. In addition, any gain recognized upon a sale of ADSs would be taxed as ordinary income in the year of sale. A United States holder will not be able to make a Mark-to-Market Election for any lower-tier PFIC we may own.

A United States Holder that does not make either a QEF Election or a Mark-to-Market Election (a Non-Electing United States Holder) would be subject to special adverse tax rules with respect to (i) “excess distributions” (generally, any distribution paid during the taxable year that is greater than 125% of the average annual distributions paid by us in the three preceding taxable years or, if shorter, the United States holder’s holding period) received on our ADSs or ordinary shares and (ii) any gain recognized upon a sale or other disposition (including a pledge) of our ADSs or ordinary shares. A Non-Electing United States Holder would be treated as if it had realized such gain and certain “excess distributions” ratably over its holding period for our ADSs or ordinary shares and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. Special rules apply for calculating the amount of the foreign tax credit with respect to “excess distributions” by a PFIC.

With certain exceptions, a Non-Electing United States Holder’s ADSs or ordinary shares will be treated as stock in a PFIC if we were a PFIC at any time during the United States holder’s holding period in for its ordinary shares or ADSs, even if we are not currently a PFIC.

If we were to be treated as a PFIC, owners of our ordinary shares or ADSs (including, potentially, indirect owners) would be required to file an information report with respect to such interest on their tax returns, subject to certain exceptions. United States holders are urged to consult their tax advisors regarding the application of these rules to their ownership of the ADSs.

Medicare Tax. Certain United States holders who are individuals, estates and trusts will be required to pay an additional 3.8% tax on some or all of their “net investment income,” which generally includes its dividend income and net gains from the disposition of our ADSs or ordinary shares. United States holders should consult their own tax advisors regarding the applicability of this additional tax on their particular situation.

Information with Respect to Foreign Financial Assets. Owners of “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets on their tax returns. “Specified foreign financial assets” may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non United States persons, (ii) financial instruments and contracts held for investment that have non United States issuers or counterparties, and (iii) interests in foreign entities. United States holders are urged to consult their tax advisors regarding the application of this legislation to their ownership of the ADSs and ordinary shares.

Backup Withholding and Information Reporting. Backup withholding and information reporting requirements will generally apply to certain payments to United States holders of dividends on ADSs or ordinary shares. We, our agent, a broker or any paying agent, may be required to withhold tax from any payment that is subject to backup withholding unless the United States holder (1) is an exempt payee, or (2) provides the United States holder’s correct taxpayer identification number and complies with applicable certification requirements. Payments made to United States holders by a broker upon a sale of our ADSs or ordinary shares will generally be subject to backup withholding and information reporting. If the sale is made through a foreign office of a foreign broker, however, the sale will generally not be subject to either backup withholding or information reporting. This exception may not apply if the foreign broker is owned or controlled by United States persons, or is engaged in a United States trade or business.

Backup withholding is not an additional tax. Any amounts withheld from a payment to a United States holder of ADSs or ordinary shares under the backup withholding rules can be credited against any United States federal income tax liability of the United States holder, provided the required information is timely furnished to the IRS. A United States holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceeds the United States holder’s income tax liability by filing a refund claim with the IRS. Prospective investors should consult their own tax advisors as to their qualification and procedure for exemption from backup withholding

The above description is not intended to constitute a complete analysis of all tax consequences relating to the purchase, ownership or disposition of the ADSs or ordinary shares. Investors deciding on whether or not to invest in ADSs or ordinary shares should consult their own tax advisors concerning the tax consequences of their particular situations.

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

As a foreign private issuer, we are exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC, within 120 days after the end of each subsequent fiscal year, an annual report on Form 20-F containing financial statements which will be examined and reported on, with an opinion expressed, by an independent public accounting firm. We also file with the SEC reports on Form 6-K containing quarterly unaudited financial information. As a result of the acquisition of Zoosk, we expect to lose status as a foreign private issuer as of June 30, 2020.

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
None.

Item 15. Controls and Procedures.

(a)       Disclosure Controls and Procedures.

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 20-F. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the

Securities Exchange Act of 1934, as amended (the “Exchange Act”), means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost benefit relationship of possible controls and procedures. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2019, the design and operation of our disclosure controls and procedures was not effective.

(b)       Management's Annual Report on Internal Control over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(e) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Management assessed the effectiveness of the Company's internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control - Integrated Framework (2013)." Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2019, the Company's internal controls over financial reporting were not effective. In connection with this assessment, management identified the following material weaknesses:

1.The Company did not have an adequate number of individuals within its accounting and financial reporting function with sufficient training in IFRS and SEC reporting standards, including understanding of new accounting standards and accounting for significant estimates including business combinations, income taxes, and goodwill, and their impact on the Company’s internal controls over financial reporting.
2.The Company utilized third party specialists in connection with the valuation of the underlying assets acquired and liabilities assumed in the Spark Networks / Zoosk Merger, accounting for its United States income tax provision, and in the annual impairment test performed over the Company’s goodwill and indefinite-lived intangible assets. The Company did not have a sufficient number of adequately trained personnel within the organization to provide appropriate oversight over these specialists, sufficiently understand the complexities of the related estimates, and sufficiently review certain assumptions and calculations performed by these specialists.
3.The Company did not maintain an effective risk assessment process to appropriately recognize and analyze the risks and complexities associated with the Company’s United States tax restructuring transaction and its United States income tax provision. Specifically, the Company did not have a sufficient number of personnel with adequate training and understanding of the United States Internal Revenue Code ("IRC"). While the Company engaged third party specialists to assess the United States tax restructuring transaction and related accounting impacts, management was unable to provide sufficient oversight and did not retain adequate documentation to support certain income tax positions.

Notwithstanding the identified material weaknesses, management believes that the consolidated financial statements included in this Form 20-F fairly present in all material respects the Company’s financial condition, results of operations, and cash flows as of and for the periods presented based on a number of factors including, but not limited to, internal reviews to identify material accounting misstatements and substantial efforts expended in response to the findings of material weaknesses.

(c)       Remediation Plans.

The Company and its Administrative Board are committed to maintaining a strong internal control environment. Management has begun developing the remediation plan to address the material weaknesses described above. To remedy the material weaknesses, management has initiated a number of steps to strengthen its internal controls over financial reporting, including, but not limited to:

•Identifying dedicated resources supplemented with third party specialists to assist in formalizing a robust and detailed remediation plan and specifically completing an updated risk assessment, including identifying and assessing those risks attendant to the significant changes within the Company as a result of becoming a larger, more complex global organization.
•Performing periodic assessments to evaluate the sufficiency of the Company’s accounting resources and needs for recruiting additional personnel, in addition to providing our accounting personnel with regular training over applicable GAAP accounting standards, including IFRS, complex accounting and financial reporting subject matter, and SEC reporting.
•Redesigning the Company’s controls, including the implementation of new management review controls related to business combinations, accounting for income taxes, and impairment assessments performed over goodwill and indefinite-lived intangible assets. These controls will include more robust and critical reviews of internal and third party assumptions and inputs, specific review procedures with defined levels of precision over third party valuations and calculations, and monitoring procedures for potential triggering events that may require performance of an impairment assessment over goodwill.
•Hiring additional personnel with tax expertise, including those with sufficient knowledge on the IRC, in addition to performing appropriate risk assessment activities to address the tax consequences and related disclosure requirements resulting from significant transactions.

Management believes the foregoing efforts will effectively remediate the identified material weaknesses in internal controls over financial reporting. Because the reliability of the internal controls process requires repeatable execution, the successful remediation of the material weaknesses will require review and evidence of effectiveness prior to management concluding that the Company’s internal controls over financial reporting are effective. As management continues to evaluate and improve the Company’s internal controls over financial reporting, it may take additional measures to address control deficiencies or to modify the remediation plan described above. During 2020, management will test and evaluate the implementation of these new internal controls to ascertain whether they are designed and operating effectively in order to provide reasonable assurance that they will prevent or detect a material misstatement in the Company’s consolidated financial statements.

(d)       Attestation Report of the Registered Public Accounting Firm.

The Annual Report on Form 20-F does not include a report of the Company's independent registered public accounting firm due to the Company's status as an emerging growth company.

(e) Changes in Internal Control over Financial Reporting.

There was no change in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the year ended December 31, 2019 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16. Reserved.

Item 16A. Audit committee financial expert.

The board of directors has determined that Colleen Birdnow Brown is an “audit committee financial expert” as defined under the United States federal securities laws and is independent under the rules of the SEC.

Item 16B. Code of ethics.

We have adopted a code of ethics applicable to our Chairman, Chief Executive Officer, Chief Financial Officer and other senior financial officers of Spark Networks SE. We have also adopted a Code of Business Conduct and Ethics that applies to directors, officers and employees of the Company. This code has been posted on our website, www.spark.net. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report and is not incorporated by reference herein. Waivers of our code of ethics may only be granted by the board of directors. Under Item 16B of Form 20-F, if a waiver or amendment of the code of ethics applies to the persons specified in Item 16B(a) of the Form 20-F and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we will disclose such waiver or amendment (i) on our website within five business days following the date of amendment or waiver in accordance with the requirements of Instruction 4 to such Item 16B or (ii) through the filing of a 6-K. We granted no waivers under our code of ethics in 2019.

Item 16C. Principal accountant fees and services.

Fees paid to the Auditors

The following table sets forth, for each of the years indicated, the fees billed to us by our independent registered public accounting firm for audit and non audit services.

	December 31,
(in € thousands)	2019	2018
Audit fees(1)	1,600	548
Audit-related fees(1)	—	50
Tax fees(2)	14	8
Other(3)	26	—
Total	1,640	606
(1) Audit fees for 2019 and 2018 include costs associated with the half year and annual audits, and statutory audits required internationally. Audit-related fees for 2018 include services related to a Form F-1 filing.
(2) Tax fees for 2019 and 2018 represent Israel and United Kingdom tax compliance.
(3) Other fees for 2019 represent financial due diligence services in connection with the Spark Networks / Zoosk Merger.

Audit Committee’s Pre-Approval Policies and Procedures

Our audit committee pre-approved all audit and non-audit services provided to us and to our subsidiaries during the periods listed above.

Item 16D. Exemptions from the listing standards for audit committees.

Not applicable.

Item 16E. Purchases of equity securities by the issuer and affiliated purchasers.

During the twelve months ended December 31, 2019, the Company did not make any share repurchases except as set forth below.

On July 19, 2019, the Company recorded 41,867 excess newly issued ordinary shares as treasury shares, upon the exercise and net settlement of options under the Spark Networks 2017 VSOP and Spark Networks 2018 VSOP. As of December 31, 2019, the Company held 55,697 (December 31, 2018: 18,070) ordinary shares as treasury shares. The treasury shares are recognized at par value and deducted from the ordinary shares of subscribed capital outstanding at December 31, 2019.

Item 16F. Change in registrant’s certifying accountant.

Not applicable.

Item 16G. Corporate governance.

As a foreign private issuer with ADSs listed on the NYSE American, we are permitted to comply with the disclosure and corporate governance rules applicable to foreign private issuers, which differ in some respects from the disclosure and corporate governance rules applicable to a domestic company. We intend to comply with NYSE American corporate governance requirements applicable to United States issuers. However, as a foreign private issuer incorporated in Germany, in the future we may choose to follow home country corporate governance practices in lieu of certain NYSE American corporate governance requirements.

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
2.4
Spark Networks SE Virtual Stock Option Plan, dated November 2017, including forms of agreements (incorporated by reference to Exhibit 4.1 of the registrant’s Registration Statement Form S-8 filed with the Securities and Exchange Commission on December 22, 2017)

2.5
Spark Networks, Inc. 2007 Omnibus Incentive Plan, including forms of agreements (incorporated by reference to Exhibit 10.6 of Spark Networks, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 9, 2007)

2.6
Spark Networks SE Virtual Stock Option Plan, dated March 2018 (incorporated by reference to Exhibit 4.6 to the registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 25, 2018)

2.7
Form of Registration Rights Agreement (incorporated by reference to Annex E to Amendment No. 4 to the registrant’s Registration Statement on Form F-4/A (File No. 333-220000) filed with the Securities and Exchange Commission on September 29, 2017)

4.1
Voting Agreement (incorporated by reference to Annex B to Amendment No. 4 to the registrant’s Registration Statement on Form F-4/A (File No. 333-220000) filed with the Securities and Exchange Commission on September 29, 2017)

4.2
Support Agreement (incorporated by reference to Annex C to Amendment No. 4 to the registrant’s Registration Statement on Form F-4/A (File No. 333-220000) filed with the Securities and Exchange Commission on September 29, 2017)

4.3
Form of Registration Rights Agreement (incorporated by reference to Annex E to Amendment No. 4 to the registrant’s Registration Statement on Form F-4/A (File No. 333-220000) filed with the Securities and Exchange Commission on September 29, 2017)

4.4
Form of Lock-up Agreements (incorporated by reference to Annex D to Amendment No. 4 to the registrant’s Registration Statement on Form F-4/A (File No. 333-220000) filed with the Securities and Exchange Commission on September 29, 2017)

4.5
General Conditions of Sale (English translation) dated as of October 27, 2010, among Typhon SAS and Samadhi SAS (incorporated by reference to Exhibit 10.8 to Amendment No. 4 to the registrant’s Registration Statement on Form F-4/A (File No. 333-220000) filed with the Securities and Exchange Commission on September 29, 2017)

4.6
Arrangement between Host Europe Solutions GmbH and Affinitas GmbH, dated May 11, 2015, which is subject to the “Managed Hosting General Terms and Conditions” attached thereto (English Translation) (incorporated by reference to Exhibit 10.9 to Amendment No. 4 to the registrant’s Registration Statement on Form F-4/A (File No. 333-220000) filed with the Securities and Exchange Commission on September 29, 2017)

4.7
Framework Agreement/Master Service Agreement (Contract for colocation services) (English translation) dated as of March 23, 2016, among IPB Internet Provider in Berlin GmbH and Affinitas GmbH (incorporated by reference to Exhibit 10.7 to Amendment No. 4 to the registrant’s Registration Statement on Form F-4/A (File No. 333-220000) filed with the Securities and Exchange Commission on September 29, 2017)

4.8
Loan Agreement dated as of September 21, 2016, among certain stockholders of Affinitas GmbH, as lenders, and Affinitas GmbH, as borrower (incorporated by reference to Exhibit 10.5 to Amendment No. 4 to the registrant’s Registration Statement on Form F-4/A (File No. 333-220000) filed with the Securities and Exchange Commission on September 29, 2017)

4.9
Agreement and Plan of Merger, dated May 2, 2017 (incorporated by reference to Annex A to Amendment No. 4 to the registrant’s Registration Statement on Form F-4/A (File No. 333-220000) filed with the Securities and Exchange Commission on September 29, 2017)

4.10
Senior Facilities Agreement dated March 28, 2018, among Spark Networks SE, Silicon Valley Bank, as arranger, agent and security agent, the other lenders party thereto from time to time, and certain subsidiaries of Spark Networks SE party thereto. (incorporated by reference to Exhibit 10.1 of the registrant’s Current Report on Form 6-K filed with the Securities and Exchange Commission on April 2, 2018)

4.11
Employment Contract between Benjamin Hoskins and Spark Networks Services GmbH (formerly Affinitas GmbH), dated September 27, 2016 (incorporated by reference to Exhibit 4.18 of the registrant's Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2019)

4.12
Amendment Contract between Benjamin Hoskins and Spark Networks Services GmbH (formerly Affinitas GmbH), dated October 1, 2018 (incorporated by reference to Exhibit 4.19 of the registrant's Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2019)

4.13
Agreement and Plan of Merger, dated March 21, 2019 (incorporated by reference to Exhibit 2.1 of the registrant’s Current Report on Form 6-K filed with the Securities and Exchange Commission on March 22, 2019)

4.14
Loan Agreement, dated July 1, 2019, among Spark Networks SE, Zoosk, Inc., Spark Networks, Inc., the subsidiary guarantors party thereto, the lenders party thereto, and Blue Torch Finance LLC, as administrative agent and collateral agent (incorporated by reference to Exhibit 10.1 of the registrant’s Current Report on Form 6-K filed with the Securities and Exchange Commission on July 2, 2019)

4.15
Spark Networks SE 2020 Long Term Incentive Plan (including form of Grant Letter) (incorporated by reference to Exhibit 10.1 of the registrant’s Current Report on Form 6-K filed with the Securities and Exchange Commission on January 30, 2020)

4.16**	Executive Director Service Agreement between Spark Networks SE and Eric Eichmann dated November 18, 2019
4.17**	Employment Agreement between Spark Networks, Inc., and Eric Eichmann dated November 18, 2019
4.18**	Managing Director Service Agreement between Spark Networks SE and Gitte Bendzulla dated June 26, 2019
4.19**	Managing Director Service Agreement between Spark Networks SE and Bert Althaus dated September 16, 2019
4.20**	Termination Agreement between Spark Networks SE and Jeronimo Folgueira dated November 18, 2019
4.21*	Description of Registrant's Securities Registered Under Section 12 of the Securities Exchange Act of 1934, as amended
4.22*	Limited Waiver and First Amendment to Loan Agreement dated May 21, 2020.
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

 * Filed herewith
** Spark Networks SE has omitted certain schedules and exhibits pursuant to Item 601(b)(2) of Regulation S-K and, upon request by the Securities and Exchange Commission, agrees to furnish supplementally to the Securities and Exchange Commission a copy of any omitted schedule or exhibit.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Spark Networks SE

Date: June 12, 2020	By:	/s/ Bert Althaus
Bert Althaus
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and Administrative Board of Spark Networks SE:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Spark Networks SE and subsidiaries (the Company) as of December 31, 2019 and 2018, and the related consolidated statements of operations and comprehensive loss, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Change in Accounting Principle

As discussed in Note 1.6 to the consolidated financial statements, the Company has changed its method of accounting for leases as of January 1, 2019 due to the adoption of IFRS 16 Leases.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Hamburg, Germany
June 11, 2020

Spark Networks SE
Consolidated Balance Sheets
(in € thousands)

	Note	December 31, 2019	December 31, 2018 (1)
ASSETS
Non-current assets		304,322	45,807
Intangible assets and goodwill	5.1	278,862	33,015
Internally generated software		5,040	2,221
Licenses and domains		160	209
Brands and trademarks		101,523	4,894
Purchased software		94	23
Intangible assets under development		3,159	3,691
Other intangible assets		10,658	1,173
Goodwill		158,228	20,804
Property, plant and equipment	5.2	2,317	2,015
Leasehold improvements		69	127
Other and office equipment		1,445	1,884
Property, plant and equipment under construction		—	4
Right-of-use assets		803	—
Other non-current financial assets	5.4	7,040	24
Other non-current non-financial assets	5.5	251	271
Non-current income tax assets		85	—
Deferred tax assets	5.6	15,767	10,482
Current assets		27,720	18,065
Current trade and other receivables		11,911	6,936
Trade receivables	5.3	5,808	2,974
Other current financial assets	5.4	3,218	914
Other assets	5.5	2,885	3,048
Current income tax assets		359	34
Cash and cash equivalents	5.7	15,450	11,095
TOTAL ASSETS		332,042	63,872
SHAREHOLDERS' EQUITY AND LIABILITIES
Shareholders' equity	5.8	142,120	16,915
Subscribed capital		2,662	1,317
Capital reserves		183,349	49,365
Share-based payment reserve	4.12	6,031	4,149
Accumulated deficit		(54,317)	(38,650)
Accumulated other comprehensive income		4,395	734
Non-current liabilities		96,275	9,582
Non-current borrowings	5.9	85,157	8,375
Other non-current provisions	5.10	17	16
Other non-current financial liabilities	5.11	7,167	54
Deferred tax liabilities	5.13	3,054	1,132
Non-current income tax liabilities		876	—
Non-current contract liabilities	5.15	4	5
Current liabilities		93,647	37,375
Current borrowings	5.9	10,682	3,750
Other current provisions	5.10	2,047	305
Current trade and other payables		43,263	12,863
Trade payables	7.1	25,873	10,166
Other current financial liabilities	5.11	14,429	878
Other liabilities	5.12	2,961	1,819
Current income tax liabilities	5.14	815	349
Current contract liabilities	5.15	36,840	20,108
Total liabilities		189,922	46,957
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		332,042	63,872

The accompanying notes are an integral part of these consolidated financial statements.

(1) Comparative figures for the year ended December 31, 2018 were restated for errors. For further information, see Note 8.4.

Spark Networks SE
Consolidated Statements of Operations and Comprehensive Loss
(in € thousands, except per share data)

		Years Ended December 31,
	Note	2019	2018 (1)	2017 (1)

Revenue	4.1 / 4.3	149,141	103,438	83,529
Cost of revenue	4.4	(103,302)	(69,490)	(58,776)
Gross profit		45,839	33,948	24,753
Other income	4.5	1,558	240	54
Other operating expenses		(57,211)	(36,299)	(32,030)
Sales and marketing expenses	4.6	(6,108)	(4,938)	(5,540)
Customer service expenses	4.7	(6,830)	(4,626)	(3,971)
Technical operations and development expenses	4.8	(19,433)	(7,195)	(6,428)
General and administrative expenses	4.9	(24,840)	(19,540)	(16,091)
Operating loss		(9,814)	(2,111)	(7,223)
Finance income		4,236	478	239
Finance costs		(13,186)	(1,436)	(782)
Net finance expenses	4.10	(8,950)	(958)	(543)
Loss before taxes		(18,764)	(3,069)	(7,766)
Income tax benefit (expense)	4.13	3,590	(811)	720
Net loss		(15,174)	(3,880)	(7,046)
Other comprehensive income/(loss)		3,661	1,617	(883)
Total comprehensive loss		(11,513)	(2,263)	(7,929)
Loss per share
Basic loss per share (€)	4.14	(7.68)	(2.99)	(30.63)
Diluted loss per share (€)	4.14	(7.68)	(2.99)	(30.63)

The accompanying notes are an integral part of these consolidated financial statements.

(1) Comparative figures for the years ended December 31, 2018 and 2017 were restated for errors. For further information, see Note 8.4.

Spark Networks SE
Consolidated Statements of Shareholders' Equity
(in € thousands)

			Capital reserves
	Note	Subscribed capital	Treasury share reserves	Other capital reserves	Share-based payment reserve	Accumulated deficit	Accumulated other comprehensive income	Total shareholders' equity
Balance as of January 1, 2017 (1)	5.8	25	—	—	2,259	(27,252)	—	(24,968)
Net loss (1)		—	—	—	—	(7,046)	—	(7,046)
Currency translation adjustment		—	—	—	—	—	(883)	(883)
Total comprehensive loss		—	—	—	—	(7,046)	(883)	(7,929)
Reorganization		945	—	19,725	—	—	—	20,670
Issuance of new shares		347	—	29,152	—	—	—	29,499
Purchase of treasury shares in connection with establishing the Chardonnay Trust		—	(24)	24	—	—	—	—
Share-based compensation	4.12	—	—	—	488	—	—	488
December 31, 2017 (1)	5.8	1,317	(24)	48,901	2,747	(34,298)	(883)	17,760
Net loss (1)		—	—	—	—	(3,880)	—	(3,880)
Currency translation adjustment		—	—	—	—	—	1,617	1,617
Total comprehensive loss		—	—	—	—	(3,880)	1,617	(2,263)
Issuance of new shares		—	6	482	—	—	—	488
Cash settlement of share-based payment arrangements		—	—	—	(2,689)	(472)	—	(3,161)
Share-based compensation	4.11 / 4.12	—	—	—	4,091	—	—	4,091
December 31, 2018 (1)	5.8	1,317	(18)	49,383	4,149	(38,650)	734	16,915
Net loss						(15,174)		(15,174)
Currency translation adjustment							3,661	3,661
Total comprehensive loss		—	—	—	—	(15,174)	3,661	(11,513)
Issuance of new shares (net of transaction costs of €21)		47	(38)	836	—	(493)	—	352
Issuance of new shares as merger consideration (net of transaction costs of €589)		1,298	—	133,186	—	—	—	134,484
Cash settlement of share-based payment arrangements		—	—	—	(453)	—	—	(453)
Share-based compensation	4.11 / 4.12	—	—	—	2,335	—	—	2,335
December 31, 2019	5.8	2,662	(56)	183,405	6,031	(54,317)	4,395	142,120

The accompanying notes are an integral part of these consolidated financial statements.

(1) Comparative figures for the years ended December 31, 2018 and 2017 were restated for errors. For further information, see Note 8.4.

Spark Networks SE
Consolidated Statements of Cash Flows
(in € thousands)

		Years Ended December 31,
	Note	2019	2018 (1)	2017 (1)
Net loss		(15,174)	(3,880)	(7,046)
Adjustments for:
Depreciation of property, plant, and equipment	5.2	1,960	385	203
Amortization of intangible assets	5.1	5,736	3,180	2,881
Impairment of intangible assets and goodwill	5.1	703	3,324	25
Net finance expenses	4.10	8,950	958	543
Gain/loss on disposal of tangible and intangible assets	5.2	1	—	8
Share-based compensation expense	4.12	2,335	4,091	488
Change in operating assets and liabilities:
Change in contract liabilities	5.15	9,365	722	(374)
Changes in tax positions	4.13	(3,488)	596	(868)
Change in provisions	5.10	1,232	(906)	(594)
Change in other operating assets and liabilities		(383)	(127)	(87)
Changes in working capital:
Change in current trade and other receivables	5.3	4,880	3,486	(81)
Change in current trade and other payables	7.1	(1,134)	(2,930)	4,231
Cash inflow (outflow) from operating activities		14,983	8,899	(671)
Interest paid		(5,893)	(442)	(509)
Interest received		171	—	—
Taxes paid		(705)	—	—
Proceeds from lease receivables		78	—	—
Net cash inflow (outflow) from operating activities		8,634	8,457	(1,180)
Expenditure for investments in intangible assets	5.1	(3,882)	(3,219)	(2,418)
Expenditure for investments in property, plant and equipment	5.2	(83)	(312)	(1,755)
Cash acquired in business combinations	2.2	—	—	6,606
Cash paid for business combination, net of cash acquired	2.2	(81,048)	—	—
Settlement of contingent consideration in connection with a business combination		—	—	(295)
Proceeds from the disposal of discontinued operations		—	—	250
Cash inflow (outflow) from investing activities		(85,013)	(3,531)	2,388
Proceeds from stock option exercises		381	483	120
Proceeds from bank loans	5.9	99,288	14,910	—
Repayment of bank loans		(17,539)	(2,814)	(5)
Payments directly related to loan facility		(56)	(60)	—
Payment of lease liabilities		(1,008)	—	—
Cash paid for settlement of share-based payment arrangements	4.12	(453)	(3,161)	—
Repurchase of options	4.12	(3)	—	—
Settlement of deferred compensation in connection with a business combination		—	—	(1,000)
Proceeds from shareholder loans	5.9, 8.1	—	220	—
Repayment of shareholder loans	5.9, 8.1	—	(6,157)	—
Cash merger consideration payments to Affinitas shareholders	8.1	—	(5,730)	—
Cash inflow (outflow) from financing activities		80,610	(2,309)	(885)

Net change in cash and cash equivalents		4,231	2,617	323
Cash and cash equivalents at January 1		11,095	8,214	8,064
Effects of exchange rate fluctuations on cash		124	264	(173)
Cash and cash equivalents at December 31		15,450	11,095	8,214

The accompanying notes are an integral part of these consolidated financial statements.

(1) Comparative figures for the years ended December 31, 2018 and 2017 were restated for errors. For further information, see Note 8.4.

Spark Networks SE
Notes to Consolidated Financial Statements

Note 1. Description of Business and Basis for Preparation

1.1 Reporting Entity

Spark Networks SE is domiciled in Germany. The company’s office is at Kohlfurter Str. 41/43, 10999 Berlin, registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Munich, Germany, under HRB 232591. The Group consists of Spark Networks SE (“Spark Networks”) and its wholly owned subsidiaries. The Group is a global operator of online dating websites and targets professionals and university-educated singles who are looking for a serious, long-term relationship. The Group reports two reportable segments – North America and International – and operates a portfolio of premium and freemium brands including Zoosk, EliteSingles, Jdate, Christian Mingle, eDarling, JSwipe, and SilverSingles, among others. Spark Networks SE is publicly listed on the NYSE American exchange under the ticker symbol “LOV”.

The operations of Spark Networks SE in its current form is the result of the merger between Affinitas GmbH (“Affinitas”) and Spark Networks, Inc. (“Spark”) in 2017 and the addition of Zoosk, Inc. ("Zoosk") on July 1, 2019.

1.2 Basis of Accounting

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). They were authorized for issuance by the Group’s management board on June 11, 2020.

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

Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties may have a significant risk of resulting in a material adjustment for the year ending December 31, 2019 is included in the following notes:

•	recognition and measurement of provisions and contingencies: key assumptions about the likelihood and magnitude of an outflow of resources;

•	impairment test of intangible assets and goodwill: key assumptions regarding underlying recoverable amounts;

•	lease term: assessment of the likelihood of exercising an extension option or not exercising a termination option, if applicable;

•
classification and measurement of virtual stock option plans: key assumptions underlying the classification of the virtual stock option plans as equity-settled, the binomial option-pricing valuation model to calculate the fair value of granted share-based awards;

•	recognition and measurement of internally generated software: key assumptions about the future economic benefits expected from those intangible assets;

•	recognition of deferred tax assets: availability of future taxable profit against which tax losses carried forward can be used;

•
uncertainty over income tax treatments: key assumptions about the examination of tax treatments by taxation authorities, determination of taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates, and consideration of changes in facts and circumstances;

•
accounting for business combinations: key assumptions underlying the fair value of the consideration transferred and fair value of the assets acquired and liabilities assumed in accordance with IFRS 3 Business Combinations; and

•
recognition of revenue: key assumptions about the amount of consideration the Group is due in exchange for services, including estimates about future refunds and chargebacks. Revenue is recognized in an amount that reflects the consideration the Group is contractually due in exchange for those services.

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

The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Further information about the assumptions made in measuring fair values is included in the following notes:

•	assets acquired and liabilities assumed in a business combination;

•	share-based payment arrangements; and

•	financial instruments

1.5 Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis.

1.6 New standards, interpretations and amendments to standards and interpretations

A number of new standards and amendments to standards are effective for annual periods beginning after January 1, 2020, and earlier application is permitted; however, the Group has not early adopted the following new or amended standards in preparing these consolidated financial statements.

Standard / interpretation
Revised Conceptual Framework for Financial Reporting	Amendments to 'References to Conceptual Framework in IFRS Standards'
Amendments to IFRS 3	Amendments to 'Definition of a Business' - Clarifications
Amendments to IAS 1 and IAS 8	Amendments to 'Definition of Material' - Clarifications
Amendments to IFRS 9, IAS 39 and IFRS 7	Amendments to 'Interest Rate Benchmark Reform'

None of these standards, amendments to standards, or new interpretations are expected to have a significant effect on the consolidated financial statements of the Group.

The following standard was effective for annual periods beginning on January 1, 2019, and was adopted by Group for the first time in the consolidated financial statements:

IFRIC Interpretation 23, Uncertainty over Income Tax Treatments

On January 1, 2019, the Group adopted International Financial Reporting Interpretations Committee (“IFRIC”) Interpretation 23, Uncertainty over Income Tax Treatments. The interpretation is to be applied to the determination of taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatments. The adoption did not have any material impact on the consolidated financial statements.

IFRS 16 Leases

IFRS 16 introduces a single, on-balance sheet lease accounting model for lessees. A lessee recognizes a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. There are optional exemptions for short-term leases and leases of low value items. Lessor accounting remains similar to the current standard - i.e. lessors continue to classify leases as finance or operating leases. IFRS 16 replaces the prior standard, IAS 17 Leases, and related interpretations.

The Group adopted IFRS 16 as of January 1, 2019, applying the modified retrospective approach. Under the chosen transition method, comparative information has not been restated and there was no cumulative impact to the Group's retained earnings at January 1, 2019 from the adoption of IFRS 16. The Group elected to use a number of the practical expedients offered by the standard, including non-capitalization of short-term leases, and the use of hindsight when determining the lease term if the contract contains options to extend or terminate the lease. Additionally, the Group applied a practical expedient to ‘grandfather’ its previous assessment of which existing contracts are, or contain, leases. The Group applied IFRS 16 to all contracts that were previously identified as leases under IAS 17 Leases. Contracts that were not identified as leases under IAS 17 were not reassessed. Under IFRS 16, a contract is, or contains, a lease if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration. The definition of a lease under IFRS 16 has been applied only to contracts entered into or changed on or after January 1, 2019.

On January 1, 2019, the Group recognized lease liabilities in relation to two lease contracts as a lessee for office space in Berlin, Germany and Utah, United States, which were previously classified as operating leases under IAS 17 Leases. These liabilities were measured at the present value of the remaining lease payments, discounted using the incremental borrowing rates as of January 1, 2019. The weighted average discount rate applied to the lease liabilities on January 1, 2019 was 2.79%.

Interest is charged over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. When measuring the right-of-use asset, there were two options in transition. The Group chose the option to measure the associated right-of-use assets at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments existing immediately prior to the date of initial application. The right-of-use asset is depreciated over the shorter of the asset's life or the lease term on a straight-line basis.

The nature of expenses related to the Group's leases changed under IFRS 16. Expenses related to the Group's leases were previously recognized on a straight-line basis as operating lease expense under IAS 17 Leases. Beginning January 1, 2019, the Group recognizes depreciation expense for right-of-use assets as operating expense and interest expense on lease liabilities as finance expense within the Consolidated Statements of Operations and Comprehensive Loss.

The transition impact of the policy change as of January 1, 2019, was as follows:

•	Property, plant and equipment are higher by €1.3 million due to the recognition of right-of-use assets.

•	Current financial liabilities are higher by €401 thousand due to the recognition of lease liabilities.

•	Non-current financial liabilities are higher by €916 thousand due to the recognition of lease liabilities.

•	Trade and other payables are lower by €55 thousand due to the derecognition of deferred rent.

Below is a reconciliation of the Group's operating lease commitments at December 31, 2018 and lease liabilities recognized on January 1, 2019:

in € thousands	January 1, 2019
Operating lease commitments as of December 31, 2018 as disclosed in the Group's consolidated financial statements	2,261
Contracts not containing a lease	(874)
Operating lease commitments as of January 1, 2019	1,387
Discounted using the weighted average incremental borrowing rate of 2.79% at January 1, 2019	1,331
Recognition exemption for leases with less than 12 months of lease term at transition	(14)
Lease liabilities recognized on January 1, 2019	1,317

Please refer to Note 5.16 for further details related to the Group's lease activity during the year ended December 31, 2019.

1.7 Correction of an error

Certain comparative amounts in the Consolidated Balance Sheets, Consolidated Statements of Operations and Comprehensive Loss, Consolidated Statements of Shareholders' Equity, and Consolidated Statements of Cash Flows have been restated to correct for an error with respect to the understatement of Current contract liabilities. The impact of this restatement is disclosed in Note 8.4. Throughout the consolidated financial statements, columns including comparative figures that have been restated are indicated with “(1).”

Note 2. Basis of Consolidation

The accompanying consolidated financial statements include the accounts of Spark Networks as the parent company and its subsidiaries. All significant intercompany transactions and balances have been eliminated upon consolidation.

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

Spark Networks’ management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. During the measurement period, which can be up to one year from the acquisition date, Spark Networks may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments are recorded in the Group's financial results within the Consolidated Statements of Operations and Comprehensive Loss.

Any goodwill or indefinite lived intangibles that arise are tested annually for impairment. Transaction costs are expensed as incurred. The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in profit or loss. Any contingent consideration is measured at fair value at the date of acquisition. If an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as equity, then it is not remeasured and settlement is accounted for within equity. Otherwise, other contingent consideration is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognized in profit or loss.

2.1 Group composition

The consolidated financial statements comprise the following fully consolidated subsidiaries:

Entity	Equity Share as of December 31, 2019	Equity Share as of December 31, 2018
Spark Networks Services GmbH (previously, Affinitas GmbH)	100%	100%
Samadhi SAS (acquired on September 30, 2016)	100%	100%
EliteSingles LLC (formed on April 1, 2015)	100%	100%
Spark Networks, Inc. (acquired on November 2, 2017)	100%	100%
Spark Networks Limited (acquired on November 2, 2017)	100%	100%
LOV USA, LLC (acquired on November 2, 2017)	100%	100%
Spark Networks USA, LLC (acquired on November 2, 2017)	100%	100%
Spark Networks (Israel) Limited (acquired on November 2, 2017)	100%	100%
JDate Limited (acquired on November 2, 2017)	100%	100%
HurryDate, LLC (acquired on November 2, 2017)	100%	100%
MingleMatch, Inc. (acquired on November 2, 2017)	100%	100%
Kizmeet, Inc. (acquired on November 2, 2017)	100%	100%
Reseaux Spark Canada Ltd. (acquired on November 2, 2017)	100%	100%
SocialNet, Inc. (acquired on November 2, 2017)	100%	100%
SN Events, Inc. (acquired on November 2, 2017)	100%	100%
SN Holdco, LLC (acquired on November 2, 2017)	100%	100%
Smooch Labs, Inc. (acquired on November 2, 2017)	100%	100%
SilverSingles LLC (formed on December 22, 2018)	100%	100%
LDS Singles LLC (formed on May 17, 2019)	100%	—%
Adventist Singles LLC (formed on May 17, 2019)	100%	—%
Charm Labs LLC (formed on May 17, 2019)	100%	—%
Zoosk, Inc. (acquired on July 1, 2019)	100%	—%
Zoosk Limited (acquired on July 1, 2019)	100%	—%
Zoosk Ireland Limited (acquired on July 1, 2019)	100%	—%

2.2 Business Combinations

Merger with Zoosk, Inc. on July 1, 2019

On March 21, 2019, Spark Networks entered into a merger agreement with Zoosk, a dating company based in San Francisco, California, United States, pursuant to which Zoosk would become a wholly owned subsidiary of Spark Networks (the "Spark Networks / Zoosk Merger"). The Spark Networks / Zoosk Merger became effective as of July 1, 2019 (the "Effective Time") and is accounted for as a business combination in accordance with IFRS 3 Business Combinations, whereby Spark Networks is the accounting acquirer.

Subject to the terms and conditions of the merger agreement, Spark Networks issued 12,980,000 American Depositary Shares (the “Parent ADSs”) representing ordinary no-par value registered shares (auf den Namen lautende Stückaktien) of Spark Networks (the “Parent Ordinary Shares”) to Zoosk's former equity holders. The fair value of the ADSs issued was based on the closing ADS price of Spark Networks on the Effective Time. Additionally, the merger agreement provided for cash consideration of $105 million, subject to adjustment, which was funded by borrowings under the Senior Secured Facilities Agreement as described in Note 5.9. As described in Note 8.5, Spark Networks determined that the final merger aggregate adjusted cash consideration resulted in a final adjustment surplus of $506 thousand (€451 thousand), which was paid in January 2020. The following table summarizes the acquisition date fair value of each major class of consideration transferred:

(in thousands)
Final merger aggregate adjusted cash consideration(1)	$99,085
Cash consideration holdback amount (discounted 1.5 years)	$9,814
Total merger aggregate cash consideration	$108,899

Spark Networks American Depository Shares (ADSs, in thousands) consideration	12,980
Spark Networks ADS closing price as of July 1, 2019	$11.81
Merger aggregate stock consideration value	$153,294

Merger aggregate consideration	$262,193
USD to EUR exchange rate as of July 1, 2019	0.8811
Merger aggregate consideration	€231,028
(1)Final merger aggregate adjusted cash consideration has been adjusted as of July 1, 2019 to include the final adjustment surplus determined in January 2020.

Subject to the terms and conditions of the merger agreement, at the effective time:

•
each share of capital stock of Zoosk (“Zoosk Capital Stock”) that was issued and outstanding immediately prior to the Effective Time (other than dissenting shares and shares that were owned by Zoosk as treasury stock or by Spark Networks) were cancelled and automatically converted into the right of the stockholders of Zoosk to receive, in respect of each such share, (A) the Per Share Closing Cash Consideration and the Per Share Stock Consideration (each as defined in the merger agreement) and (B) each stockholder’s Pro Rata Portion of the Post-Closing Cash Consideration (each as defined in the merger agreement);

•
the portion of each option to purchase Zoosk Capital Stock that was vested and exercisable immediately prior to the effective time (each such portion, a “Vested Option”) and that had an exercise price per share less than the Per Share Merger Aggregate Consideration (as defined in the merger agreement) was cancelled and automatically converted into the right to receive an amount in cash, without interest and subject to any applicable withholding, equal to (1) the product of the number of shares of Zoosk common stock then subject to such Vested Option multiplied by the applicable Per Option/Warrant Closing Payment (as defined in the merger agreement) and (2) the applicable Pro Rata Portion of the Post-Closing Cash Consideration in respect of such Vested Option; and

•
each warrant to purchase Zoosk Capital Stock, whether vested or unvested, that had a per share exercise price that is less than the Per Share Merger Aggregate Consideration and outstanding immediately prior to the effective time (each, a “Cash-Out Warrant”) was cancelled and automatically converted into the right to receive an amount in cash, without interest and subject to any applicable withholding, equal to (A) the product of the number of shares of Zoosk common stock subject to such Cash-Out Warrant multiplied by the applicable Per Option/Warrant Closing Payment and (B) the applicable Pro Rata Portion of the Post-Closing Cash Consideration in respect of such Cash-Out Warrant.

Notwithstanding the foregoing, $10 million of the cash consideration will be held back by Spark Networks until December 31, 2020 in order to satisfy any indemnity obligations of the holders of shares of Zoosk Capital Stock, Vested Options, and Cash-Out Warrants that were issued and outstanding immediately prior to the effective time and/or each recipient under the Zoosk Liquidity Bonus Plan (as defined in the merger agreement). Further, $1 million of the cash consideration will be placed in escrow for purposes of satisfying the post-closing purchase price adjustment, if any.

Zoosk, which was incorporated in 2007, is a leading global online dating platform, allowing its members to discover and communicate with each other from their mobile phones, tablets, or personal computers. The primary reason for the merger was to strengthen Spark Networks' position in the online dating market by creating the second-largest dating company in North America based on revenue. The merger will enable Spark Networks to expand its user base in the North American market.

The following table summarizes the recognized amounts of assets acquired and liabilities assumed at the date of acquisition as well as the resulting goodwill:

in thousands	Acquisition date fair values
Goodwill	135,630
Intangible assets	109,710
Property, plant and equipment	7,268
Non-current assets	25,974
Trade receivables	7,215
Other current assets	2,459
Cash and cash equivalents	5,820
Total assets	294,076
Current liabilities	(22,545)
Other liabilities	(33,156)
Contract liabilities	(7,347)
Identifiable net assets acquired and the resulting goodwill	€231,028

The following table summarizes the components of the acquired intangible assets and estimated useful lives (in thousands, except for estimated useful lives):

in thousands	Acquisition date fair values	Estimated Useful Life
Trademark	€96,431	indefinite
Customer relationships	7,325	2.0
Developed technology	5,912	2.0
Purchased software	22	less than 1 year
Licenses	20	less than 1 year
	€109,710

The Group used the relief-from-royalty method for measuring the fair values of the Trademark and Developed technology acquired, and used the multi-period excess earnings method to measure the fair value of the Customer relationships acquired. The relief-from-royalty method considers the discounted estimated royalty payments that are expected to be avoided as a result of the patents being owned. The multi-period excess earnings method considers the present value of net cash flows expected to be generated by the customer relationships, by excluding any cash flows related to contributory assets.

Spark Networks recognized €135,630 thousand of goodwill as of the acquisition date, measured as the excess of the merger aggregate consideration over the assets acquired and liabilities assumed at the date of acquisition. The goodwill balance is primarily attributed to assembled workforce, increased offerings to the Group's user base, and other operating synergies anticipated upon the integration of the operations of Spark Networks and Zoosk. As a result of the transaction there is no goodwill that is expected to be deductible for tax purposes.

Spark Networks recognized approximately €6,315 thousand of acquisition-related costs during the year ended December 31, 2019, including €5,254 thousand of transaction, advisory, and merger integration costs included within General and administrative expenses in the Group's Consolidated Statements of Operations and Comprehensive Loss, and €1,061 thousand of severance costs, of which €770 thousand is included within Technical operations and development expenses, €109 thousand is included within General and administrative expenses, €147 thousand is included within Customer service expenses and €35 thousand is included within Sales and marketing expenses in the Group's Consolidated Statements of Operations and Comprehensive Loss. For the six months ended December 31, 2019, Zoosk contributed revenue of €51,927 thousand and a net loss of €6,031 thousand to the Group's results. If the acquisition had occurred on January 1, 2019, management estimates that during the year ended December 31, 2019, consolidated revenue would have been €220,111 thousand and consolidated net loss would have been €13,891 thousand for 2019. In determining these amounts, management removed transaction related costs of €23,112 thousand as they are one-time in nature and will not have a continuing impact on operations.

Merger with Spark Networks, Inc. on November 2, 2017

On May 2, 2017, Affinitas entered into a merger agreement with Spark, a publicly listed company located in Los Angeles, California, United States, pursuant to which the parties agreed to combine the businesses of Spark and Affinitas under Spark Networks SE (the “Affinitas / Spark Merger”). Spark Networks SE was formed at the end of March 2017 and was acquired by Affinitas in April 2017 for the purpose of effecting the business combination and becoming the ultimate holding company. The Affinitas / Spark Merger became effective as of November 2, 2017 and is accounted for as a business combination in accordance with IFRS 3 Business Combinations, whereby Affinitas is the accounting acquirer.

The Affinitas / Spark Merger was effected in three principal steps:

•
Affinitas Share Transfer: Each stakeholder has purchased a rata share of the 120,000 Spark Networks Ordinary Shares previously owned by Affinitas for a total purchase price among all Affinitas stakeholders of €132 thousand, of which €120 thousand is related to the purchase of 120,000 Spark Networks Ordinary Shares and €12 thousand is related to transaction-related expenses.

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

Neither Spark Networks nor Affinitas were public reporting companies at the time of the merger; therefore, fair value of their respective shares of common stock was not readily available. As Spark’s common stock was publicly traded in the active market, Affinitas’ and Spark’s management determined that Spark’s common stock was a more reliable measure to determine fair value of the consideration transferred in the Affinitas / Spark Merger. Using this approach, the purchase price was calculated as follows:

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

Per the terms of the Affinitas / Spark Merger and the reorganization of the existing group prior to the business combination, Affinitas’ shareholders received a cash payout of €5,730 thousand and paid €132 thousand, of which €120 thousand relates to the purchase of 120,000 Spark Network Ordinary Shares and €12 thousand relates to transaction related expenses. Those transaction related expenses of €12 thousand were included in General and administrative expenses during the year ended December 31, 2017.

The following table summarizes the recognized amounts of assets acquired and liabilities assumed at the date of acquisition:

(in thousands)	Acquisition date fair values
Goodwill	€20,453
Intangible assets	6,243
Property, plant and equipment	81
Non-current assets	27
Trade receivables	336
Other current assets	1,424
Cash and cash equivalents	6,606
Total assets	35,170
Current liabilities	(4,071)
Other liabilities	(41)
Deferred income	(1,559)
Net assets acquired	€29,499

The goodwill balance is primarily attributed to the assembled workforce, expanded market opportunities and cost and other operating synergies anticipated upon the integration of the operations of Affinitas and Spark.

The group incurred costs relating to the merger of €7,520 thousand during the year ended December 31, 2017, of which €6,303 thousand is included in General and administrative expenses, €717 thousand is included in Cost of revenue, €356 thousand is included in Technical operations and development expenses, and €144 thousand is included in Sales and marketing expenses in the Group's Consolidated Statements of Operations and Comprehensive Loss.

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

At each subsequent balance sheet date, monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate at the reporting date. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Non-monetary items that are measured based on historical cost in a foreign currency are translated into the functional currency at the exchange rate at the date of the transaction. Exchange gains and losses arising on the settlement of foreign currency transactions and the translation of monetary assets and liabilities denominated in foreign currencies into the functional currency are recognized in Net finance expenses.

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

Translation of foreign operations

The translation of foreign operations into the presentation currency is based on the following criteria:

•	Assets and liabilities are translated using period-end exchange rates at the reporting date;

•	Income and expenses are translated using average exchange rates for the year. This method does not differ significantly from using the exchange rate at the date of the transaction

Translation differences resulting from the application of the above criteria are recognized in other comprehensive income and are excluded from Net loss.

3.2 Revenue Recognition and Contract Balances

Revenue Recognition

The Group recognizes revenue in accordance with IFRS 15 Revenue from Contracts with Customers. The Group accounts for a contract when it has approval and commitment from all parties, the rights of the parties and payment terms are identified, the contract has commercial substance and collectability of consideration is probable. Revenue is recognized when control of the promised services is transferred to our customers, and in an amount that reflects the consideration the Group is contractually due in exchange for those services. The Company’s revenue is primarily derived directly from users in the form of recurring subscriptions. Subscription revenue is presented net of refunds and credit card chargebacks. Subscribers pay in advance, primarily by credit card or through mobile app stores, and subject to certain conditions identified in our terms and conditions. Revenue is initially deferred and is recognized using the straight-line method over the terms of the applicable subscription period, which primarily range from one to twelve months.

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

For revenue earned through certain mobile applications, including iOS and Android, the Group recognizes subscription revenue gross of the application processing fees primarily because the Group is the principal and it has the contractual right to determine the price paid by the subscriber. The Group records the related application processing fees as cost of revenue in the period incurred.

The Group earns a small amount of revenue from virtual currency. Virtual currency is paid upfront and is initially recorded as contract liabilities. It can be redeemed by members and subscribers for certain premium features, delivery confirmation of messages, and virtual gifts. The Group records virtual currency revenue as it is redeemed.

The Group also earns a small amount of revenue from advertising revenue. The Group records advertising revenue as it is earned and includes advertising revenue in the total revenue of each segment that generates advertising revenue.

Contract Balances

The contract liabilities balance consists of advance payments that are received or due in advance of the Company's performance. The Company generally classifies contract liabilities as current when the term of the applicable subscription period or expected completion of the performance obligation is one year or less.

3.3 Cost of Revenue

Cost of revenue consists primarily of direct marketing expenses, compensation and other employee-related costs for personnel dedicated to maintaining Spark Networks’ data centers, data center expenses, credit card fees and mobile application processing fees. The Group incurs substantial advertising expenses in order to generate traffic to its websites. These advertising expenses consist of offline marketing, particularly television and out-of-home advertising, as well as online advertising and are directly attributable to the revenue the Group receives from its subscribers.

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

The Affinitas / Spark Merger was considered a Liquidity Event under the terms of the Affinitas VESOP. It was decided by the shareholders of Affinitas to settle all the options granted under the Affinitas VESOP that were outstanding at the merger date at a fixed valuation of €3,839 thousand, which was equivalent to a total equity value of €90 million for Affinitas. This equity value of Affinitas was determined based on the Spark share price and the exchange ratio that Affinitas and Spark agreed on in relation to the Affinitas / Spark Merger.

In 2017, Spark Networks established the Spark Networks 2017 VSOP for selected executives and employees of Spark Networks and its subsidiaries. In March 2018, Spark Networks replaced the Spark Networks 2017 VSOP by establishing the Spark Networks 2018 VSOP for selected executives and employees of Spark Networks and its subsidiaries if and to the extent that the plan participants under the Spark Networks 2017 VSOP had agreed to such replacement. Under the Spark Networks 2018 VSOP, Spark Networks granted participants a certain number of virtual stock options in exchange for options granted under the Spark Networks 2017 VSOP and/or a certain number of new virtual stock options, and can grant additional options in the future. The Spark Networks 2018 VSOP entitles Spark Networks to a choice of settlement whereby the cash amount or equal value in shares to be received by the beneficiaries for a single vested option shall equal the market price per Spark

Networks ADS minus the exercise price. Spark Networks classifies awards under the Spark Networks 2018 VSOP as equity-settled.

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

Spark Networks estimates the fair value of each virtual stock option grant using a binomial option-pricing model, which uses as inputs the fair value per Spark Networks ADS and assumptions Spark Networks makes with respect to the volatility of Spark Networks ADSs, the expected terms of Spark Networks’ virtual stock options, the risk-free interest rates for a period that approximates the expected term of the virtual stock option and the expected dividend yield.

Defined contribution plans

Obligations for contributions to defined contribution plans are expensed as the related service is provided. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.

Termination benefits

Termination benefits are recognized as a liability and expense at the earlier of when the Group can no longer withdraw the offer of those benefits and when the Group recognizes costs for a restructuring under IAS 37 Provisions, Contingent Liabilities and Contingent Assets and involves the payment of termination benefits. If benefits are not expected to be settled wholly within 12 months of the reporting date, then they are discounted.

3.5 Lease payments

Lease payments are comprised of the following payments for the right to use the underlying asset during the lease term:

•	fixed payments (including in-substance fixed payments), less any lease incentives received

•	variable lease payments that depend on an index or a rate

•	amounts expected to be payable by the Group under residual value guarantees

•	the exercise price of a purchase option if the Group is reasonably certain to exercise that option, and

•	payments of penalties for terminating the lease, if the lease term reflects the Group exercising that option

The lease payments are discounted using the interest rate implicit in the lease, if that rate can be determined. In most of the Group’s leases, the implicit rate cannot be determined and the incremental borrowing rate is used.

Operating lease payments are recognized in profit or loss on a straight-line basis over the term of the lease.

3.6 Finance income and finance costs

The Group’s finance income and finance costs include interest income and expense, as well as translation gains and losses. Interest income or expense is recognized using the effective interest method.

The effective interest rate is the rate used to discount the estimated future cash payments or receipts through the expected maturity of the financial instrument to:

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

Accordingly, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax basis. In assessing the potential realization of deferred tax assets, management considers whether it is probable that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the Group’s tax loss carryforwards remain deductible.

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

The Group’s management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. During the measurement period, which can be up to one year from the acquisition date, the Group may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments are recorded in the Group's net financial results within the Consolidated Statements of Operations and Comprehensive Loss.

3.10 Intangible assets and goodwill

Recognition and measurement of goodwill and intangible assets with indefinite lives

Goodwill arising from the acquisition of subsidiaries is measured at acquisition date fair value less accumulated impairment losses.

The Group’s goodwill represents the excess of the purchase price over the fair value of the net assets acquired resulting from business acquisitions. Intangible assets resulting from the acquisitions of entities in a business combination are recorded using the acquisition method of accounting and estimated by management based on the fair value of assets received.

Management reviews the potential impairment of goodwill and indefinite lived intangible assets at least annually, or more frequently if events or changes in circumstances indicate that the carrying value of goodwill may not be recoverable. Management also routinely reviews whether events and circumstances continue to support an indefinite useful life for intangible assets that are not being amortized.

Recognition and measurement of intangible assets with finite lives

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

Development expenditures such as internally generated software are capitalized only if the expenditure can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable and the Group intends to and has sufficient resources to complete development and to use or sell the asset. Otherwise, it is recognized in profit or loss as incurred. Costs incurred in the planning and post-implementation stages of a project are expensed as incurred while direct and indirect costs associated with the development phase are capitalized and amortized on a straight-line basis over the estimated useful lives. Costs associated with minor enhancements and maintenance are included in expenses in the accompanying Consolidated Statements of Operations and Comprehensive Loss. Subsequent to initial recognition, development expenditure is measured at cost less accumulated amortization and any accumulated impairment losses.

The estimated useful lives of intangible assets for current and comparative periods are as follows:

•	Internally generated software: 3 - 6 years

•	Licenses and domains: 2 - 5 years

•	Brands and trademarks: 10 - 20 years, indefinite

•	Other intangible assets: 1 - 5 years

Impairment of non-financial assets

Management assesses the potential impairment of assets, which include intangible assets, whenever changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Events and circumstances that may indicate that an asset is impaired may include significant decreases in the market value of an asset or the Group’s common stock, a significant decline in actual or projected revenue, a change in the extent or manner in which an asset is used, shifts in technology, loss of key management or personnel, changes in the Group’s operating model or strategy and competitive forces, as well as other factors. Additionally, goodwill is tested annually for impairment.

For impairment testing, assets are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or cash-generating units (“CGU”). Goodwill arising from a business combination is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination. The Group identified six CGUs for impairment testing purposes: Zoosk, Christian Networks, Jdate USA, Jdate Israel, JSwipe, and Other Networks.

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

Depreciation

Property, plant and equipment is stated at cost, net of accumulated depreciation, which is recorded using the straight-line method over the estimated useful life of the asset.

The estimated useful lives of property, plant and equipment for current and comparative periods are as follows:

•	Right-of-use asset: the shorter of the useful life of the right-of-use asset or the term of the lease under IFRS 16

•	Leasehold improvements: the shorter of the useful life of the right-of-use asset or the term of the lease under IFRS 16

•	Other and office equipment: 3 - 5 years

Upon the sale or retirement of property or equipment, the cost and related accumulated depreciation and amortization are removed from the Group’s Consolidated Balance Sheets with the resulting gain or loss, if any, reflected in the Group’s Consolidated Statements of Operations and Comprehensive Loss.

Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

3.12 Financial instruments

Classification and measurement

The Group applies IFRS 9 and classifies its financial assets and financial liabilities in the following measurement categories:

•	Fair value through profit or loss (FVTPL)

•	Fair value through other comprehensive income (FVOCI); or

•	Amortized cost (AC)

Classification and subsequent measurement of financial assets depends on:

•	The Group’s business model for managing the asset; and

•	The cash flow characteristics of the asset

Based on these factors, the Group classifies its financial assets into one of the following three measurement categories:

•
Amortized costs: Assets that are held for collection of contractual cash flows where cash flows represent solely payments of principal interest (SPPI), and that are not designated at FVTPL, are measured at amortized cost. The carrying amount of these assets is adjusted by any expected credit loss allowance recognized accordingly. Interest income from these financial assets is included in Interest and similar income using the effective interest rate method.

•
Fair value through other comprehensive income (FVOCI): Financial assets that are held for collection of contractual cash flows and for selling the assets, where the assets cash flows represent solely payments of principal and interest, and that are not designated at FVTPL, are measured at fair value through other comprehensive income (FVOCI). Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest income or expense, and foreign exchange gains and losses on the instruments amortized cost which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in OCI and accumulated in equity is reclassified to profit or loss. Interest income from these financial assets is included in interest and similar income using the effective interest rate method.

•
Fair value through profit or loss (FVTPL): Assets that do not meet the criteria for amortized cost or FVOCI are measured at fair value through profit or loss. At initial recognition, an entity may irrevocably designate a financial asset as measured at FVTPL if doing so eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise.

The Group's financial liabilities satisfy the conditions for classification at amortized cost. Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in profit or loss. Any gain or loss on derecognition is also recognized in profit or loss.

Impairment of financial assets

The Group is exposed to credit risk if counterparties fail to make payments as they fall due in respect of payment of trade receivables specifically relating to receivables from chargebacks or if a tenant fails to make rent payments as they fall due in respect of payment of lease receivables specifically relating to the Group's subleased property. The Group measures loss allowances for trade receivables at an amount equal to lifetime expected credit losses and for lease receivables at an amount equal to the expected credit losses for the next twelve months. The Group considers the probability of default upon initial recognition of the asset and whether there has been a significant increase in credit risk on an ongoing basis throughout each reporting period. To assess whether there is a significant increase in credit risk, the Company compares the risk of a default occurring on the asset as at the reporting date with the risk of default as at the date of initial recognition. It considers available reasonable and supportive forwarding-looking information. Macroeconomic information (such as market interest rates or growth rates) is incorporated as part of the internal rating model. In determining the credit risk related to the lease receivable, the specific default risk of the tenant is considered. Credit risk relating to other financial assets mainly relates to cash deposits to payment processors. Management monitors the creditworthiness of payment processors closely. In the past, there were no indications that the payment processors would not meet their obligations.

3.13 Provisions

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

3.14 Segment Reporting

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

The performance of the operating segments is measured on the basis of revenue and direct marketing expenses only. Due to the Group’s integrated business structure, costs and expenses other than direct marketing expenses are not allocated to the individual reportable segments. As such, the Group does not measure operating profit or loss by segment for internal reporting purposes.

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

The performance of the operating segments is measured on the basis of revenue and direct marketing expenses only. Due to the Group’s integrated business structure, costs and expenses other than direct marketing expenses are not allocated to the individual reportable segments. As such, the Group does not measure operating profit or loss by segment for internal reporting purposes. Assets are not allocated to the different business segments for internal reporting purposes.

When making operating decisions and assessing performance, the CODM only reviews revenue and direct marketing expenses excluding personnel-related and certain other expenses, which are also included in cost of revenue in the Consolidated Statements of Operations and Comprehensive Loss.

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

Reconciliation of reportable segment profit or loss:

2019 in € thousands	North America	International	Total
Revenue	96,508	52,633	149,141
Direct marketing expenses	(58,292)	(27,292)	(85,584)
Contribution	38,216	25,341	63,557

Other cost of revenue
Data center expenses			(5,027)
Credit card fees			(4,211)
Mobile application processing fees			(8,480)
Gross profit			45,839
Other income			1,558
Other operating expenses
Sales and marketing expenses			(6,108)
Customer service expenses			(6,830)
Technical operations and development expenses			(19,433)
General and administrative expenses			(24,840)
Operating loss			(9,814)

Finance income			4,236
Finance costs			(13,186)
Net finance expenses			(8,950)

Loss before taxes			(18,764)
Income tax benefit			3,590
Net loss			(15,174)

Revenue realized over time	94,310	52,129	146,439
Revenue realized at a point in time	2,198	504	2,702

2018 in € thousands (1)	North America	International	Total
Revenue	48,105	55,333	103,438
Direct marketing expenses	(27,862)	(32,026)	(59,888)
Contribution	20,243	23,307	43,550

Other cost of revenue
Data center expenses			(3,311)
Credit card fees			(2,187)
Mobile application processing fees			(4,104)
Gross profit			33,948
Other income			240
Other operating expenses
Sales and marketing expenses			(4,938)
Customer service expenses			(4,626)
Technical operations and development expenses			(7,195)
General and administrative expenses			(19,540)
Operating loss			(2,111)

Finance income			478
Finance costs			(1,436)
Net finance expenses			(958)

Loss before taxes			(3,069)
Income tax expense			(811)
Net loss			(3,880)

Revenue realized over time	48,105	55,333	103,438

(1) Comparative figures for the year ended December 31, 2018 were restated for errors. For further information, see Note 8.4.

2017 in € thousands (1)	North America	International	Total
Revenue	23,919	59,610	83,529
Direct marketing expenses	(17,980)	(35,489)	(53,469)
Contribution	5,939	24,121	30,060

Other cost of revenue
Data center expenses			(1,964)
Credit card fees			(1,549)
Mobile application processing fees			(1,794)
Gross profit			24,753
Other income			54
Other operating expenses
Sales and marketing expenses			(5,540)
Customer service expenses			(3,971)
Technical operations and development expenses			(6,428)
General and administrative expenses			(16,091)
Operating loss			(7,223)

Finance income			239
Finance costs			(782)
Net finance expenses			(543)

Loss before taxes			(7,766)
Income tax benefit			720
Net loss			(7,046)

Revenue realized over time	23,919	59,610	83,529

(1) Comparative figures for the year ended December 31, 2017 were restated for errors. For further information, see Note 8.4.

Geographic information

The Group operates across the world generating revenue from different countries. It has allocated its total revenue to countries based on where the revenue is generated and has deemed countries as material and separately disclosed where they make up more than 10% of its revenue or non-current assets.

Revenue in € thousands	2019	2018 (1)	2017 (1)
United States	85,495	41,639	17,360
France	12,470	17,109	17,784
United Kingdom	12,230	9,089	8,572
Germany	2,078	3,068	3,652
Other countries	36,868	32,533	36,161
	149,141	103,438	83,529

 (1) Comparative figures for the years ended December 31, 2018 and 2017 were restated for errors. For further information, see Note 8.4.

Non-current assets in € thousands	2019	2018	2017
United States	270,248	25,816	25,814
France	1,433	2,266	6,459
Germany	9,686	7,034	4,733
Other countries	148	185	212
	281,515	35,301	37,218

Non-current assets exclude financial instruments and deferred tax assets.

Major customers

Given the nature of the business, there is no one single customer that is significant to the Group.

4.2 Seasonality of operations

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

4.3 Revenue

For the years ended December 31, 2019, 2018 and 2017, revenue was as follows:

	Years Ended December 31,
(in € thousands)	2019	2018 (1)	2017 (1)
Subscription revenue	144,654	102,545	83,143
Virtual currency revenue	2,702	—	—
Advertising revenue	1,785	893	386
Total Revenue	149,141	103,438	83,529

(1) Comparative figures for the years ended December 31, 2018 and 2017 were restated for errors. For further information, see Note 8.4.

The vast majority of Spark Networks’ revenue is derived from subscription fees. Only one separate performance obligation, the grant of a right to access the Group’s intellectual property during the contract period, arises from each contract. As such, subscription revenue is initially deferred and is recognized using the straight-line method over the terms of the applicable subscription period, which primarily ranges from one to twelve months.

The increase in revenue from 2017 to 2019 was mainly due to the addition of Zoosk following the Spark Networks / Zoosk Merger in July 2019 and the addition of Jdate, JSwipe and Christian Mingle following the Affinitas / Spark Merger in November 2017. No revenue was realized during the year ended December 31, 2019 from performance obligations satisfied in prior periods.

The Group recognized virtual currency revenue for the first time in 2019 due to the addition of Zoosk following the Spark Networks / Zoosk Merger in July 2019. For more information regarding Spark Networks' revenue recognition policy, refer to Note 3.2.

For information regarding trade receivables and contract liabilities from contracts with customers, refer to Notes 5.3 and 5.15, respectively.

4.4 Cost of revenue

For the years ended December 31, 2019, 2018 and 2017, cost of revenue was as follows:

(in € thousands)	2019	2018	2017
Direct marketing expenses	85,584	59,888	53,469
Credit card fees	4,211	2,187	1,549
Data center expenses	5,027	3,311	1,964
Mobile application processing fees	8,480	4,104	1,794
Total cost of revenue	103,302	69,490	58,776

Cost of revenue consists primarily of direct marketing expenses, data center expenses, credit card fees and mobile application processing fees. The increase in cost of revenue from 2017 to 2019 was primarily attributable to increases in direct marketing expenses within the North America segment. The increase in credit card fees and data center expenses from 2017 to 2019 was primarily attributable to the addition of Jdate, JSwipe, and Christian Mingle in November 2017, and Zoosk in July 2019. Additionally, mobile application processing fees increased as a result of the addition of the Spark brands and Zoosk, which generate a higher proportion of revenue from the Apple App Store and the Google Play Store. Subscriptions sold through these app stores incur a commission equal to 30% of revenue. The increase in cost of revenue from 2017 to 2018 was also attributable to €12,839 thousand of direct marketing investment in SilverSingles in 2018 following its December 2017 launch.

4.5 Other income

For the years ended December 31, 2019, 2018 and 2017, other income was as follows:

(in € thousands)	2019	2018	2017
Gain realized upon sublease commencement	1,259	—	—
Other income	299	240	54
Total other income	1,558	240	54

During 2019, the Group subleased office space in California, United States. As a result of the sublease commencement, the Group recognized the difference between the right-of-use asset and the net investment in the sublease as Other income of €1,259 thousand. For more information regarding the treatment of the sublease under IFRS 16 Leases, refer to Note 1.6.

4.6 Sales and marketing expenses

For the years ended December 31, 2019, 2018 and 2017, the following table shows the types of expenses recorded as sales and marketing:

(in € thousands)	2019	2018	2017
Personnel	3,865	3,183	2,921
Depreciation and amortization	745	1,176	1,723
Impairment of intangible assets	703	—	—
Third party services	414	209	—
Other	242	271	705
Office expenses	139	99	191
Total sales and marketing expenses	6,108	4,938	5,540

Sales and marketing expenses consist primarily of salaries for Spark Networks’ sales and marketing personnel, expenses for market research, and amortization and impairment of sales related intangible assets. The increase in sales and marketing expenses from 2018 to 2019 was primarily attributable to increased personnel expenses, termination costs, and marketing support services as a result of the Spark Networks / Zoosk Merger in July 2019, as well as an impairment loss recognized on Samadhi brands and trademarks. This increase was partially offset by a decrease in amortization expense. The decrease in sales and marketing expenses from 2017 to 2018 was primarily attributable to reductions in amortization expense, marketing research, and marketing TV production costs.

4.7 Customer service expenses

For the years ended December 31, 2019, 2018 and 2017, the following table shows the types of expenses recorded as customer service:

(in € thousands)	2019	2018	2017
Personnel	2,766	2,459	2,153
Third party services	3,218	1,773	1,589
Office expenses	339	241	146
Depreciation and amortization	486	107	62
Other	21	46	21
Total customer service expenses	6,830	4,626	3,971

Customer service expenses consist primarily of personnel costs and third party service fees associated with Spark Networks’ customer service centers. The increase in customer service expenses from 2018 to 2019 was primarily attributable to increased external service provider costs and customer support staffing to support the newly acquired Zoosk brand in July 2019, and an increase in amortization expense on Zoosk intangible assets acquired in the Spark Networks / Zoosk Merger. The increase in customer service expenses from 2017 to 2018 was primarily attributable to increased customer support staffing to support the Spark brands acquired in November 2017 and the launch of SilverSingles in December 2017.

4.8 Technical operations and development expenses

For the years ended December 31, 2019, 2018 and 2017, the following table shows the types of expenses recorded as technical operations and development:

(in € thousands)	2019	2018	2017
Personnel	12,341	6,386	5,712
Depreciation and amortization	5,370	2,224	1,259
Data processing costs	4,220	832	1,364
Office expenses	374	252	166
Other	420	68	63
Capitalized development costs	(3,292)	(2,567)	(2,136)
Total technical operations and development expenses	19,433	7,195	6,428

Technical operations and development expenses consist primarily of the personnel and systems necessary to support Spark Networks’ corporate technology requirements as well as costs incurred in the development, enhancement and maintenance of Spark Networks’ new and existing technology platforms. Technical operations and development expenses increased from 2018 to 2019 primarily due to an increase in personnel expenses to ensure the transition of technological oversight of the Zoosk tools and systems from the United States based development team to the development team in Germany, and an increase in amortization expense on Zoosk intangible assets acquired in the Spark Networks / Zoosk Merger. Expenses also increased as a result of higher data processing costs with the addition of Zoosk. Technical operations and development increased from 2017 to 2018 primarily due to an increase in amortization expense on internally generated intangible assets and an increase in personnel expenses to ensure the transition of technological oversight of the Spark tools and systems from the United States based development team to the development team in Germany. Further, expenses also increased as a result of higher average salaries in the department. Total research and development expenses for 2019, 2018, and 2017 were €2,741 thousand, €2,441 thousand, €1,301 thousand, respectively. For details of intangible assets and property, plant and equipment, see Note 5.1 and Note 5.2, respectively.

4.9 General and administrative expenses

The following table shows the different types of expenses allocated to general and administrative expenses:

(in € thousands)	2019	2018	2017
Personnel costs	7,938	7,447	4,120
Legal, consulting, bookkeeping and auditing costs	9,429	3,600	6,084
Provisions for bad debts, write-offs, and uncollectible amounts	385	1,203	4,102
Goodwill impairment	—	3,324	—
Third party services	1,844	860	319
Licenses	1,577	798	24
Depreciation and amortization	1,082	49	34
Insurance	880	640	214
Office expenses	429	499	264
Recruiting costs	127	458	323
Travel costs	721	361	233
Other expenses	428	301	374
Total general and administrative expenses	24,840	19,540	16,091

General and administrative expenses consist primarily of corporate personnel-related costs, professional fees, occupancy and other overhead costs. The increase in general and administrative expenses from 2018 to 2019 was primarily due to an increase in legal and consulting costs related to the Spark Networks / Zoosk Merger, an increase in amortization expense on Zoosk intangible assets acquired in the Spark Networks / Zoosk Merger, and increases in third party services, licenses, and personnel costs. The increase in general and administrative expenses was partially offset by a year over year decrease in goodwill impairment and a year over year decrease in impairment loss recognized on trade receivables. The increase in General and administrative expenses from 2017 to 2018 was due to Samadhi goodwill impairment and an increase in personnel expenses and related overhead, partially offset by a year over year decrease in legal and consulting costs that related to the Affinitas / Spark Merger in November 2017.

4.10 Net finance expenses

During the years ended December 31, 2019, 2018 and 2017, net finance expenses were as follows:

(in € thousands)	2019	2018	2017
Currency translation gains	4,061	257	213
Interest income and similar income	175	221	26
Interest expense	(6,748)	(426)	(516)
Currency translation losses	(6,208)	(645)	(266)
Other finance costs	(230)	(365)	—
Total net finance expenses	(8,950)	(958)	(543)

Net finance expenses consist primarily of interest income and expenses, foreign exchange gains and losses, and other finance costs. The increase in net finance expenses from 2018 to 2019 was primarily due to interest expense of €6,425 thousand related to borrowings under the Senior Secured Facilities Agreement (as defined in Note 5.9) and net foreign exchange losses of €2,147 thousand during 2019 compared to €388 thousand during 2018. The increase in net foreign exchange losses was primarily due to the subsequent measurement of the Group's United States dollar denominated borrowings under the Senior Secured Facilities Agreement as of December 31, 2019. The increase in net finance expenses from 2017 to 2018 was mainly due to the early termination fee of €307 thousand that was paid in March 2018 pursuant to the Termination Agreement entered into by Affinitas related to the loan agreement dated as of September 2016 and net foreign exchange losses of €388 thousand during 2018 compared to €53 thousand during 2017. The increase in net finance expense was partially offset by income of €220 thousand related to the repayment of a related party loan receivable in August 2018.

4.11 Employee benefits

The following table shows the different types of expenses recorded as employee benefits:

(in € thousands)	2019	2018	2017
Wages and salaries	19,405	12,451	11,367
Social security contribution	2,566	2,329	2,016
Equity-settled share-based payments	2,335	4,091	1,166
Termination benefits	1,266	283	430
Other employee benefits	1,592	786	447
Total employee benefits expenses	27,164	19,940	15,426

Employee benefits increased mainly due to the Spark Networks / Zoosk Merger in 2019 and the Affinitas / Spark Merger in 2017.

During the years ended December 31, 2019, 2018 and 2017, termination benefits of €1,266 thousand, €283 thousand, and €430 thousand, respectively, were expensed, of which €1,725 thousand, €564 thousand, and €1,238 thousand, respectively, were paid out in 2019, 2018 and 2017. Spark Networks paid severance agreements with Zoosk employees following the close of the Spark Networks / Zoosk Merger in July 2019 and with Spark employees following the close of the Affinitas / Spark Merger in November 2017. Contributions to the defined contribution retirement funds presented as social security contributions amounted to €1,081 thousand, €973 thousand and €845 thousand for the years ended December 31, 2019, 2018 and 2017, respectively.

Employee benefits are allocated to costs and expenses as follows:

(in € thousands)	2019	2018	2017
Cost of revenue	254	465	520
Sales and marketing expenses	3,865	3,183	2,921
Customer service expenses	2,766	2,459	2,153
Technical operations and development expenses	12,341	6,386	5,712
General and administrative expenses	7,938	7,447	4,120
Total employee benefits	27,164	19,940	15,426

4.12 Share-based payment arrangements

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

Description of share-based payment arrangements operated by Affinitas prior to the Affinitas / Spark Merger

The Affinitas / Spark Merger was considered a Liquidity Event under the terms of the Affinitas VESOP. It was decided by the shareholders of Affinitas to settle all the options granted under the Affinitas VESOP that were outstanding at the merger date at a fixed valuation of €3,839 thousand, which was equivalent to a total equity value of €90 million for Affinitas. Subsequent to the Affinitas / Spark Merger, in 2017, Options to purchase 192 shares with a value of €78 thousand were settled in cash and a prepayment of €600 thousand was paid to selected participants. The remaining value of the outstanding Options, amounting to €3,161 thousand, was deferred and settled in cash in November 2018, subject to the participants being employed by the Group at the settlement date. These transactions were accounted for as the repurchase of equity interests.

Reconciliation of outstanding share Options

The movements in the number of Options outstanding and their related weighted average exercise prices (in €) are as follows:

	2018		2017
	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options
Outstanding at January 1	€1,019	6,166	€1,014	5,454
Granted during the year	€—	—	€1,091	932
Forfeited during the year	€—	—	€1,091	(28)
Settled during the year	€1,019	(6,166)	€1,228	(192)
Outstanding at December 31	€—	—	€1,019	6,166

In the table above, Options are presented as granted in the period that the service commencement and expense recognition started. As all of the outstanding Options were settled in cash in November 2018, no Options are outstanding or exercisable as of the reporting date.

Options outstanding at the end of the period have the following expiry dates and exercise prices (in €):

	2017
Expiry date	Exercise Price	Number of Options
Not defined (grant in 2013)	€1	1,170
September - October 2025	€917	825
September - October 2025	€1,376	825
September - October 2025	€1,835	550
January - July 2026	€917	550
January - July 2026	€1,091	404
May 2026	€1,376	550
May 2026	€1,835	360
January - April 2027	€1,091	932
Outstanding at December 31		6,166

Measurement of fair values

In determining the fair values of its unlisted shares as of each grant date, Affinitas employed a market multiple approach to estimate the total enterprise value. The value per share was subsequently derived by assuming two potential exit scenarios (i.e., Share Sale/M&A or IPO).

Based on the essential features of the Options granted and the essential parameters for measuring the fair value of the Options, the fair value of the options in the case of an M&A scenario and IPO scenario were measured separately to determine the (weighted) fair value of the options. For the option fair value in the case of an M&A scenario, the fair value of the underlying instrument has been applied. For the option fair value in the case of an IPO scenario, the Black Scholes Option Pricing Model has been applied to determine the fair value of the options. The probability of a Share Sale and an IPO scenario have been assessed, and these probabilities have been applied to compute the probability weighted fair value per Option. The fair values and the inputs used in the measurement of the fair values of these equity-settled Options at the date of grant are summarized below:

2017
Share price M&A Scenario (€)	551
Share price IPO Scenario (€)	1,489
Weighted average option exercise price (€)	1,091
Volatility	37.2%
Expected life	2.8 - 3.8 years
Dividend yield	—%
Risk-free rate	(0.653)%
Weighted-average option fair value (€)	520
Fair value per Option (€)	481 - 572

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

For the year ended December 31, 2019, no share-based payment expense was recognized for the equity-settled Options granted under the Affinitas VESOP (2018: €423 thousand, 2017: €685 thousand).

Expense recognized in profit or loss

The fair value of the Options granted was expensed on a straight-line basis over the estimated vesting period, based on management’s estimate of a future Share Sale/IPO date and the number of Options that would eventually vest. As the Affinitas / Spark Merger was considered a Liquidity Event, all unvested Options as of the merger date vested in November 2018.

Estimated forfeitures are revised if the number of Options expected to vest differs from previous estimates. Differences between the estimated and actual forfeitures are accounted for in the period they occur.

Description of share-based payment arrangements operated by Spark Networks following the Affinitas / Spark Merger

In 2017, Spark Networks established the Spark Networks 2017 VSOP for selected executives and employees of Spark Networks and its subsidiaries. In March 2018, Spark Networks replaced the Spark Networks 2017 VSOP by establishing the Spark Networks 2018 VSOP for selected executives and employees of Spark Networks and its subsidiaries if and to the extent that the plan participants under the Spark Networks 2017 VSOP had agreed to such replacement. Under the Spark Networks 2018 VSOP, Spark Networks granted participants a certain number of virtual stock options in exchange for options granted under the Spark Networks 2017 VSOP and/or a certain number of new virtual stock options, and can grant additional options in the future. The Spark Networks 2017 VSOP Options which were exchanged for the Spark Networks 2018 VSOP Options vest over a period of three years from the grant date, whereby one-third of the Options vest on the first year anniversary of the grant and the remaining Options vest every six months thereafter. The new Spark Networks 2018 VSOP Options vest over a period of four years from the grant date, whereby one-fourth of the Options vest on the first year anniversary of the grant and the remaining Options vest every six months thereafter. The contractual life of the options is 85 months.

The Spark Networks 2018 VSOP entitles Spark Networks to a choice of settlement whereby the cash amount or equal value in shares to be received by the beneficiaries for a single vested option shall equal the market price per Spark Networks ADS minus the exercise price. Spark Networks classifies awards under the Spark Networks 2018 VSOP as equity-settled.

The terms and conditions of the revised Spark Networks 2018 VSOP also apply to the 908,608 options granted under the Spark Networks 2017 VSOP. During the years ended December 31, 2019 and December 31, 2018, respectively, Spark Networks granted 195,000 and 513,026 virtual stock options to executives and employees.

In June 2019, in anticipation of the Spark Networks / Zoosk Merger, the Administrative Board of Spark Networks agreed to the acceleration, exercise, and settlement of 952,018 Options granted to five executives of Spark Networks under the Spark Networks 2017 VSOP and Spark Networks 2018 VSOP ("the Accelerated Vesting"). Accordingly, Spark Networks recognized the remaining grant date fair value related to these Options as share-based payment expense in June 2019. Options totaling 636,492 were net exercised in shares and cash in July 2019. Options totaling 315,526, which were out of the money at the exercise date, were repurchased at a nominal value per share (€0.01). Remaining options under the Spark Networks 2018 VSOP continue to vest over the original vesting period established.

Options outstanding at the end of the period have the following expiry dates and weighted average exercise prices (in $):

	2019		2018		2017
	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Exercise Price	Number of Options
Outstanding at January 1	$11.96	1,293,070	$10.62	908,608	$—	—
Granted during the year	$9.04	195,000	$14.47	513,026	$10.62	908,608
Forfeited during the year	$10.81	(190,974)	$12.49	(128,564)	$—	—
Exercised during the year	$10.23	(636,492)	$—	—	$—	—
Repurchased during the year	$14.63	(315,526)	$—	—	$—	—
Outstanding at December 31	$11.70	345,078	$11.96	1,293,070	$10.62	908,608

	2019		2018		2017
Expiry date	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Exercise Price	Number of Options
December 2024	$10.62	223,515	$10.62	840,044	$10.62	908,608
April 2025	$14.63	96,563	$14.63	433,026	$—	—
June 2025	$11.51	10,000	$11.51	10,000	$—	—
January 2026	$—	—	$9.38	10,000	$—	—
March 2026	$9.06	15,000	$—	—	$—	—
Outstanding at December 31	$11.70	345,078	$11.96	1,293,070	$10.62	908,608
Exercisable at December 31	$11.33	251,605	$10.62	297,474	$—	—

Measurement of fair values

The fair value of the employee share options has been measured using a binomial option-pricing model.

The fair values and the inputs used in the measurement of the fair values of these equity-settled Options at the date of grant and at the date of replacement of Spark Networks 2017 VSOP Options with Spark Networks 2018 VSOP Options are summarized below:

	2019	2018	2017
Share price ($)	8.59 - 9.49	9.47 - 14.63	10.21
Exercise price ($)	8.99 - 9.06	9.38 - 14.63	10.62
Option life (months)	85	85	48.5
Volatility	37.1 - 38.4%	36.4 - 38.2%	55%
Dividend yield	—%	—%	—%
Risk-free rate	2.56 - 2.57%	2.67 - 2.84%	1.98%
Fair value per Option ($)	4.18 - 4.79	4.82 - 7.38	3.87
Fair value per Option (€)	3.68 - 4.25	4.25 - 5.99	3.27

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

For the year ended December 31, 2019, the total share-based payment expense recognized for the equity-settled Options granted under the virtual stock option plans amounted to €2,335 thousand (2018: €3,610 thousand, 2017: €313 thousand).

Description of share-based payment arrangements operated by Spark prior to the merger with Affinitas

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

Only nonqualified stock options were outstanding as of the merger date. As the Affinitas / Spark Merger was considered a change in control, all unvested Spark stock options vested by May 2018 to the extent outstanding at such time. During the year ended December 31, 2019, Spark Networks purchased 5,000 stock options at a price equal to the nominal value per share (€0.01).

Reconciliation of outstanding share options

The movements in the number of Spark options outstanding and their related weighted average exercise prices are as follows:

	2019		2018
	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options
Outstanding at January 1	$10.91	65,050	$16.88	163,270
Exercised during the year	$10.09	(42,400)	$10.10	(55,975)
Repurchased during the year	$14.50	(5,000)	$—	—
Expired during the year	$10.10	(250)	$35.07	(42,245)
Outstanding at December 31	$11.88	17,400	$10.91	65,050

	2017
	Weighted Average Exercise Price	Number of Options
Outstanding at November 3	$37.47	236,670
Expired during the year	$83.75	(72,900)
Forfeited during the year	$14.50	(500)
Outstanding at December 31	$16.88	163,270

In the tables above, all options were granted in the period prior to the merger. As of December 31, 2019 and December 31, 2018, all of the outstanding options have vested.

Options outstanding at the end of the period have the following expiry dates and exercise prices:

	2019		2018		2017
Expiry date	Exercise Price	Number of Options	Exercise Price	Number of Options	Exercise Price	Number of Options
March 2018	$—	—	$—	—	$20.87	1,750
July 2018	$—	—	$—	—	$10.10	24,735
November 2018	$—	—	$—	—	$10.00	12,000
November 2018	$—	—	$—	—	$53.70	20,000
November 2018	$—	—	$—	—	$34.50	5,000
March 2023	$30.70	1,500	$30.70	1,500	$30.70	3,750
August 2023	$—	—	$14.50	5,000	$14.50	5,000
September 2023	$—	—	$—	—	$18.60	250
March 2024	$—	—	$10.00	2,400	$10.00	2,400
March 2024	$10.10	15,900	$10.10	56,150	$10.10	88,385
Outstanding at December 31	$11.88	17,400	$10.91	65,050	$16.88	163,270

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

For the year ended December 31, 2019, no share-based payment expense was recognized for the equity-settled options granted under the plans operated by Spark prior to the merger (2018: €58 thousand, 2017: €175 thousand).

4.13 Income Taxes

The major components of income taxes are broken down as follows:

	Years Ended December 31,
(in € thousands)	2019	2018	2017
Current income tax	(1,577)	(219)	(67)
Current income tax expenses (-) / benefit (+)	(1,521)	(155)	(57)
Adjustments for current income tax from prior periods	(56)	(64)	(10)
Deferred tax	5,167	(592)	787
Deferred taxes from the origination and reversal of temporary differences	4,610	(531)	(8)
Deferred taxes on tax loss and credit carryforwards	557	(61)	795
Total	3,590	(811)	720

Based on the consolidated loss before taxes, the reconciliation of income tax benefit (expense) is the following:

	Years Ended December 31,
(in € thousands)	2019	2018 (1)	2017 (1)
Loss before tax	(18,764)	(3,069)	(7,766)
Tax rate of the Group in %	30%	30%	32%
Expected tax expense (-) / benefit (+)	5,662	926	2,485
Tax effect of:
Differences in applicable tax rate	(402)	229	(108)
Recognition of previously unrecognized tax losses	4,239	850	573
Current year losses for which no deferred tax is recognized	(5,876)	(1,997)	(2,009)
Share-based compensation arrangements	984	(263)	(139)
Non-deductible expenses for tax purposes	(177)	4	(5)
Taxes from prior years	(1,129)	(604)	(10)
Tax rate changes	—	167	—
Trade tax additions and deductions	(31)	(53)	(29)
Tax credits	387	—	—
Other	(67)	(70)	(38)
Income tax benefit (expense)	3,590	(811)	720

(1) Comparative figures for the years ended December 31, 2018 and 2017 were restated for errors. For further information, see Note 8.4.

The income tax rate of the Group is determined by the tax rate of Spark Networks SE, consisting of a corporate income tax of 15.8% including solidarity surcharge, as well as the trade tax of 14.4%.

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

As of December 31, 2019 and 2018, the following deferred tax assets and liabilities were recognized:

	December 31,
(in € thousands)	2019	2018
Deferred tax assets (DTA)	15,767	10,482
Deferred tax liabilities (DTL)	3,054	1,132

A breakdown of deferred tax assets and liabilities is presented in the following table:

	2019		2018
(in € thousands)	DTA	DTL	DTA	DTL
Intangible assets	422	26,965	—	2,439
Property, plant and equipment	131	188	—	—
Receivables and other assets	78	68	202	—
Compensation accruals	725	—	—	—
Cash	148	—	73	—
Liabilities	553	178	17	19
Provisions	20	—	4	—
Contract liabilities	1,098	—	—	—
Other	238	—	—	—
Interest rate carryforward	378	—	—	—
Income tax credits	6,532	—	—	—
Tax loss carryforwards	29,789	—	11,512	—
Total, gross	40,112	27,399	11,808	2,458
Set off of deferred tax	24,345	24,345	1,326	1,326
Total, net	15,767	3,054	10,482	1,132

The deferred tax liabilities on intangible assets as of December 31, 2019 of €26,965 thousand are mainly attributable to intangible assets acquired as part of the Spark Networks / Zoosk Merger in 2019. The deferred tax liabilities on intangible assets as of December 31, 2018 of €2,439 thousand are attributable to intangible assets acquired as part of the Samadhi Acquisition in 2016 and the Affinitas / Spark Merger in 2017, and the capitalization of internally generated software.

The deferred taxes recorded on cash and cash equivalents relate to differences in the treatment of unrealized foreign currency exchange effects that are not deductible for tax purposes.

The Group has unrecognized tax benefits of €3,090 thousand and €295 thousand as of December 31, 2019 and 2018, respectively, which are primarily related to R&D tax credits in the United States. The Group does not expect any material changes in the amount of unrecognized tax benefits in the next 12 months. The Group applies IFRIC 23 Uncertainty over Income Tax Treatments in its consolidated financial statements.

In Germany, the Group has tax loss carryforwards for corporate taxes amounting to €58,037 thousand as of December 31, 2019 (December 31, 2018: €45,747 thousand) and €57,266 thousand for trade taxes (December 31, 2018: €45,035 thousand). Of these available tax loss carryforwards, deferred tax assets in the amount of €10,956 thousand were recognized as of December 31, 2019 (December 31, 2018: €11,512 thousand). As of December 31, 2019, the Group had interest carryforwards in the amount of €5,419 thousand for which no deferred tax assets have been recorded. As of December 31, 2019, there are corporate tax loss carryforwards of €21,407 thousand (December 31, 2018: €7,469 thousand) and trade tax loss carryforwards of €21,310 thousand (December 31, 2018: €7,372 thousand) for which no temporary differences were recognized. No temporary differences for which no deferred tax assets were recognized existed.

In 2018, a German subsidiary realized a tax loss. The Group has concluded that the deferred tax assets will be recoverable based on the estimated future taxable income supported by the approved business plans and budgets for the subsidiary.

In general, the net operating loss carryforwards in Germany do not expire. They are subject to review and possible adjustment by the German tax authorities. Furthermore, under current German tax laws, certain substantial changes in the Group’s ownership and business may further limit the amount of net operating loss carryforwards, which could be utilized annually to offset future taxable income.

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

At December 31, 2019, the Group has gross net operating loss carryforwards for United States income tax purposes of approximately €73,393 thousand (December 31, 2018: €16,056 thousand) and €77,122 thousand (December 31, 2018: €14,660 thousand) available to reduce future federal and state taxable income, respectively, which expire beginning in the years 2026 for federal purposes and in 2028 for state purposes. Federal net operating losses generated after December 31, 2017 are indefinite in nature and do not expire. The increase in net operating loss carryforwards is attributable to the acquisition of Zoosk in 2019. Under Section 382 of the United States Internal Revenue Code, the utilization of the net operating loss carryforwards may be limited based on changes in the percentage ownership of the Group. The Company conducted a study to account for any limitation of attributes and noted it did not materially impact its net operating loss carryforwards acquired as part of the Zoosk acquisition. Of these available tax loss carryforwards, deferred tax assets in the amount of €18,833 thousand were recognized as of December 31, 2019, of which €3,380 thousand relate to the recognition of Spark deferred tax assets which were not previously recorded and €15,453 thousand relate to Zoosk and were recorded through purchase accounting.

At December 31, 2019, the Group has United States federal and state income tax credit carryforwards of approximately €8,289 thousand (December 31, 2018: €314 thousand) net of unrecognized tax benefits, which primarily relate to research and development (“R&D”) tax credits that expire beginning in the years 2028 for federal purposes and do not expire for state purposes. The increase in United States federal income tax carryforwards is attributable to the acquisition of Zoosk in 2019. Deferred tax assets related to R&D tax credits generated post-acquisition of Zoosk in the amount of €494 thousand were recorded in the period.

In addition, as of December 31, 2019, the Group had net operating loss carryforwards in Israel of €9,668 thousand (December 31, 2018: €8,860 thousand), which do not expire, and for which no deferred tax asset was recognized. Management does not believe it is probable that Israel’s deferred tax assets will be realized based on historical and projected income.

Spark Networks records deferred tax assets on operating loss and credit carryforwards to the extent that it is probable that those can be used to reduce future taxable income. Following Spark Networks’ evaluation, deferred tax assets of €29,789 thousand and €11,512 thousand were recorded as of December 31, 2019 and December 31, 2018, respectively. Such deferred tax assets primarily relate to the Group's operations in the United States and Germany.

No deferred taxes on the aggregate amount of temporary differences associated with investments in subsidiaries of €9,088 thousand as of December 31, 2019 (December 31, 2018: €2,690 thousand) were recognized.

4.14 Earnings per share

Basic earnings per share

The Group presents earnings per share data for its common shares. Earnings per share is calculated by dividing the net (loss) income of the period by the weighted average number of common shares outstanding during the period.

Dilutive net (loss) earnings per share includes any dilutive impact of stock options. For the years ended December 31, 2019, 2018, and 2017, all stock options outstanding during the period were excluded from the calculation of diluted net (loss) earnings per share because they would have been anti-dilutive.

	Years Ended December 31,
(in € thousands, except per share amounts)	2019	2018 (1)	2017 (1)
Net loss	€(15,174)	€(3,880)	€(7,046)
Weighted average shares outstanding - basic and diluted	1,976	1,296	230
Net loss per share - basic and diluted	€(7.68)	€(2.99)	€(30.63)

(1) Comparative figures for the years ended December 31, 2018 and 2017 were restated for errors. For further information, see Note 8.4.

Note 5. Notes on the Consolidated Balance Sheets

5.1 Intangible assets

The following table shows the reconciliation of intangible assets for the year ended December 31, 2019:

(in € thousands)	Internally generated software	Licenses and domains	Brands and trademarks	Purchased software	Other intangible assets	Intangible assets under development	Goodwill	Total
Purchase costs
January 1, 2018	3,869	232	5,093	—	5,458	1,090	23,184	38,926
Acquired	—	—	—	—	—	—	—	—
Additions	102	101	—	23	345	2,615	—	3,186
Disposals	(633)	—	—	—	—	—	—	(633)
Reclassification	—	14	—	—	—	(14)	—	—
Currency translation	84	—	117	1	51	—	944	1,197
December 31, 2018	3,422	347	5,210	24	5,854	3,691	24,128	42,676
Acquired	—	—	96,431	22	13,257	—	135,630	245,340
Additions	817	—	—	80	—	2,985	—	3,882
Disposals	—	—	—	—	—	—	—	—
Reclassifications	3,517	—	—	—	—	(3,517)	—	—
Currency translation	30	—	1,041	(1)	200	—	1,794	3,064
December 31, 2019	7,786	347	102,682	125	19,311	3,159	161,552	294,962
Accumulated amortization and impairment
January 1, 2018	366	104	176	—	3,144	—	—	3,790
Additions	1,468	34	140	1	1,537	—	—	3,180
Impairment	—	—	—	—	—	—	3,324	3,324
Disposals	(633)	—	—	—	—	—	—	(633)
Reclassification	—	—	—	—	—	—	—	—
December 31, 2018	1,201	138	316	1	4,681	—	3,324	9,661
Additions	1,545	49	140	30	3,972	—	—	5,736
Impairment	—	—	703	—	—	—	—	703
Disposals	—	—	—	—	—	—	—	—
Reclassification	—	—	—	—	—	—	—	—
December 31, 2019	2,746	187	1,159	31	8,653	—	3,324	16,100
Remaining carrying amount
January 1, 2018	3,503	128	4,917	—	2,314	1,090	23,184	35,136
December 31, 2018	2,221	209	4,894	23	1,173	3,691	20,804	33,015
December 31, 2019	5,040	160	101,523	94	10,658	3,159	158,228	278,862

During the year ended December 31, 2019, intangible assets primarily increased due to the Spark Networks / Zoosk Merger, whereby the Group acquired brands and trademarks and other intangible assets consisting of customer relationships and developed technology. The useful life of Zoosk brands and trademarks acquired is indefinite, and the useful life of other Zoosk intangible assets acquired is primarily 1 to 2 years. In the course of the Spark Networks / Zoosk Merger during the year ended December 31, 2019, goodwill of €135,630 thousand was recognized for the first time. The increase in intangible assets was partially offset by the impairment of Samadhi finite lived brands and trademarks of €703 thousand during the year ended December 31, 2019. As of December 31, 2019, the remaining carrying amount of Samadhi and Affinitas finite lived brands and trademarks was €1,433 thousand and €50 thousand, respectively.

Other intangible assets also include TV and photo productions of Affinitas and the customer base and research and development costs recognized in connection with the Affinitas / Spark Merger. The remaining useful life of the non-Zoosk brands and trademarks is indefinite, with the exception of Samadhi and Affinitas brands and trademarks, as described above, which have a remaining useful life of 17 years and 6 years, respectively. The remaining useful life for other intangible assets is between 1 to 4 years. The remaining useful life of the internally generated software is approximately 2 to 5 years, and the remaining useful life of licenses and domains is approximately 1 to 4 years.

Intangible assets under development as of December 31, 2019 and 2018 amounted to €3,159 thousand and €3,691 thousand, respectively. The Group reclassified €3,517 thousand of intangible assets under development to internally generated software upon the initial migration of brands onto the shared technology platform during the year ended December 31, 2019.

Expenses for the amortization of intangible assets are allocated and are recognized in Sales and marketing expenses, Customer service expenses, Technical operations and development expenses, and General and administrative expenses on the Consolidated Statements of Operations and Comprehensive Loss.

Impairment Test of Goodwill and Indefinite-lived Intangible Assets

The Group performed its annual impairment test for goodwill and indefinite-lived intangible assets as of October 31, 2019. Goodwill is allocated to cash-generating units (CGUs) that represent the lowest level at which the goodwill is monitored for internal management purposes, which is the operating segment. The existing goodwill of €158,228 thousand was allocated to the cash-generating units within the North America and International segments: Zoosk, Christian Networks (North America), Jdate USA (North America), Jdate (International), JSwipe (North America), and Other Networks (North America). The goodwill allocated to the CGU Samadhi was fully impaired during 2018.

The goodwill resulting from the Spark Networks / Zoosk Merger was not allocated to the North America and International operating segments as of the impairment testing date, due to the fact that the latest planning was completed on the legal entity level only. Management will perform a further allocation of the entity into regional CGUs (North America and International) based on a business plan that will provide that level of detail. In accordance with IAS 36 Impairment of Assets, the allocation is to be performed before the end of the first annual period beginning after the acquisition date.

The impairment test was performed in accordance with IAS 36 Impairment of Assets. For impairment test purposes under IFRS, the concept of value in use was applied. The value in use was determined based on the discounted cash flow method. The free cash flows (FCF) were derived based on the financial forecast for each CGU for the next five years. The cash flow plans are based on experience as well as on expected impact of market trends anticipated in the future. For the financial forecasts for each CGU and resulting cash flow plans, long-term EBITDA margins vary between 19.7% (for Zoosk) and 56.2% (for JSwipe).

For the terminal value growth rate, management has materially revised the long-term growth expectation compared to previous years' impairment tests, which is based on internal experience and in line with market expectations. For the impairment test performed as of October 31, 2019, a terminal value for all CGUs was assumed with growth rates of 0.5% for Zoosk, 0.5% for Christian Networks, 0.5% for Jdate USA, 0.5% for Jdate Israel, 1.0% for JSwipe and 0.5% for Other Networks. For the prior years' impairment test performed as of October 31, 2018, a finite life until financial year 2038 with a long-term growth rate of -10.0% was assumed for the CGU Samadhi, and a terminal value was assumed for all other CGUs with growth rates of 3.0% for Christian Networks, 2.0% for Jdate USA, 1.5% for Jdate Israel, 1.5% for JSwipe and 0.5% for Other Networks.

For discounting the future cash flows, an after-tax weighted average cost of capital (WACC) was derived as of the impairment testing date of October 31, 2019 and applied for each CGU. The WACC used for each CGU was as follows: 9.2% for Zoosk, 9.2% for Christian Networks, 9.2% for Jdate USA, 10.3% for Jdate Israel, 9.2% for JSwipe, and 9.2% for Other Networks. As of October 31, 2019, the pre-tax WACC for each CGU was as follows: 12.3% for Zoosk, 12.4% for Christian Networks, 12.2% for JDate USA, 13.2% for Jdate Israel, 12.2% for JSwipe, and 12.3% for Other Networks. For the previous years' impairment test performed as of October 31, 2018, the after-tax WACC used for each CGU was 10.0% for Samadhi, 9.4% for Christian Networks, 9.4% for Jdate USA, 10.6% for Jdate Israel, 9.4% for JSwipe, and 9.4% for Other Networks.

An impairment according to IAS 36 is required if the carrying amount exceeds the recoverable amount. The recoverable amount is assumed to equal the calculated value in use. Based on the result of the impairment tests performed, the recoverable amount of each CGU exceeded the carrying amount, and, accordingly, no impairment was necessary.

For the Zoosk CGU, the estimated recoverable amount exceeded the carrying amount of the CGU by €20,086 thousand, or 8.9%. Management has identified that a reasonable change in the long-term EBITDA margin assumption could cause the carrying amount to exceed the recoverable amount. An adjustment of the long-term EBITDA margin by 2.0 percentage points to 17.7% would lead to an estimated recoverable amount approximating the carrying amount.

As part of the annual impairment testing, for all other CGUs, a sensitivity analysis was also conducted in which EBITDA margins decline by 5.0% and the terminal value growth rates decline by 0.5% to zero, which does not indicate a potential risk for impairment of goodwill.

5.2 Property, plant and equipment

The following table shows the reconciliation of property, plant and equipment for the year ended December 31, 2019:

(in € thousands)	Leasehold improvement	Other and office equipment	Property, plant and equipment under construction	Right-of-use assets	Total
Purchase costs
January 1, 2018	304	1,018	1,523	—	2,845
Acquired	—	—	—	—	—
Additions	—	309	4	—	313
Disposals	—	(2)	—	—	(2)
Reclassifications	—	1,523	(1,523)	—	—
Currency translation	—	4	—	—	4
December 31, 2018	304	2,852	4	—	3,160
Recognition of right-of-use asset on initial application of IFRS 16	—	—	—	1,263	1,263
Acquired	56	240	—	6,972	7,268
Additions	—	87	—	—	87
Disposals	—	3	—	—	3
Derecognition of right-of-use assets	—	—	—	(7,069)	(7,069)
Reclassifications	—	4	(4)	—	—
Currency translation	1	5	—	103	109
December 31, 2019	361	3,191	—	1,269	4,821
Accumulated depreciation and impairment
January 1, 2018	118	645	—	—	763
Additions	59	326	—	—	385
Impairment	—	—	—	—	—
Disposals	—	(3)	—	—	(3)
December 31, 2018	177	968	—	—	1,145
Additions	115	776	—	1,069	1,960
Impairment	—	—	—	—	—
Disposals	—	2	—	—	2
Derecognition of right-of-use assets	—	—	—	(603)	(603)
December 31, 2019	292	1,746	—	466	2,504
Remaining carrying amount
January 1, 2018	186	373	1,523	—	2,082
December 31, 2018	127	1,884	4	—	2,015
December 31, 2019	69	1,445	—	803	2,317

During the year ended December 31, 2019, the Group recognized right-of-use assets of €8,338 thousand related to three lease contracts for office space. During 2019, one of the Group's leased properties was sub-let by the Group. Pursuant to IFRS 16 Leases, the Group derecognized the related right-of-use asset and recognized other receivables at an amount equal to the net investment in the sublease. Refer to Note 1.6 for further information regarding the Group's recognition of right-of-use assets due to the adoption of IFRS 16 Leases.

During the year ended December 31, 2018, Spark completed a project to upgrade the Group’s technological infrastructure. The additions during the year ended December 31, 2018 mainly related to the acquisition of IT hardware, the capitalization of third party expenses and personnel costs.

5.3 Trade receivables

The following table gives an overview of the Group’s trade receivables as of December 31, 2019 and 2018:

(in € thousands)	December 31, 2019	December 31, 2018 (1)
Trade receivables (gross)	6,066	3,581
Allowance for bad debt	(258)	(607)
- thereof non-current	—	—
- thereof current	5,808	2,974
Total trade receivables	5,808	2,974

(1) Comparative figures for the year ended December 31, 2018 were restated for errors. For further information, see Note 8.4.

5.4 Other financial assets

(in € thousands)	December 31, 2019	December 31, 2018
Lease receivables (gross)	7,612	—
Allowance for credit losses	(266)	—
Total lease receivables	7,346	—
Deposits	1,339	320
Other receivables	1,573	618
- thereof non-current	7,040	24
- thereof current	3,218	914
Other financial assets	10,258	938

The increase in other financial assets from 2018 to 2019 was primarily attributable to the Group's recognition of the net investment in an office sublease on the sublease commencement date. For further information, see Note 5.16. Deposits within other financial assets mainly comprise deposits with payment providers.

5.5 Other assets

(in € thousands)	December 31, 2019	December 31, 2018
Prepaid expenses	2,966	2,170
VAT receivables and deposits	103	820
Receivables against tax authorities	—	237
Other receivables and assets	67	92
- thereof non-current	251	271
- thereof current	2,885	3,048
Other assets	3,136	3,319

Prepaid expenses mainly relate to prepaid marketing expenses.

5.6 Deferred tax assets

See Note 4.13 Income taxes for the presentation of deferred tax assets.

5.7 Cash and cash equivalents

As of December 31, 2019 and 2018, the Group held cash with bank and financial institution counterparties of €15,450 thousand and €11,095 thousand, respectively. Movements in cash and cash equivalents during the reporting periods are presented in the Consolidated Statements of Cash Flows.

5.8 Shareholders' Equity

At December 31, 2019, the Company’s issued ordinary no-par value registered shares (auf den Namen lautende Stückaktien) (“Ordinary Shares") totaled 2,661,386. Outstanding Ordinary Shares totaled 2,605,689 after deducting 55,697 in treasury shares held by the Company. In accordance with the Company’s American Depository Share (ADS) Program, each ADS represents one-tenth of an ordinary share. Accordingly, issued and outstanding ADSs as of December 31, 2019 totaled 26,056,890.

In June 2019, in anticipation of the Spark Networks / Zoosk Merger, the Administrative Board of Spark Networks agreed to the acceleration, exercise, and settlement of 952,018 Options granted to five executives of Spark Networks under the Spark Networks 2017 VSOP and Spark Networks 2018 VSOP ("the Accelerated Vesting"). Accordingly, Spark Networks recognized the remaining grant date fair value related to these Options as share-based payment expense in June 2019. Options totaling 636,492 were net exercised in shares and cash in July 2019, and resulted in the issuance of 4,652 Ordinary Shares, equivalent to 46,519 ADSs. In connection with the exercise of these Options, the Company issued 46,519 new Ordinary Shares, equivalent to 465,190 ADSs. The excess of newly issued Ordinary Shares over those required to satisfy the net settlement of the exercised Options of 41,867 were recorded in treasury share reserves at a nominal value per share of €1.00, and are available to satisfy future option exercises under the Spark Networks 2017 VSOP and Spark Networks 2018 VSOP. Options totaling 315,526, which were out of the money at the exercise date, were repurchased at a nominal value per share (€0.01).

On July 2, 2019, the Company issued 12,980,000 ADSs representing 1,298,000 Ordinary Shares of Spark Networks to Zoosk's former equity holders as partial consideration for the Spark Networks / Zoosk Merger. The fair value of the ADSs issued was based on the closing ADS price of Spark Networks on the effective date of the merger.

Treasury shares

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

In connection with the Affinitas / Spark Merger, each Spark stock option was converted into an award to acquire ADSs from the Chardonnay Trust, on the same terms and conditions as were applicable under the Spark stock option, and subject to adjustment based on the exchange ratio stipulated in the merger agreement. The shares underlying the ADSs held in the Chardonnay Trust are classified as treasury shares and are presented in the treasury share reserves within the Consolidated Statements of Shareholders' Equity.

Accumulated deficit

In addition to the net loss for the period, the net increase in 2019 in the Group's Accumulated deficit was related to the settlement and net exercise of Options related to the Accelerated Vesting.

Accumulated other comprehensive income

Accumulated other comprehensive income ("AOCI") primarily consists of the net translation gain or loss resulting from translation in the Group’s reporting currency (the Euro) of the financial statements of subsidiaries with non-Euro functional currencies. Also included in AOCI are the effects of remeasuring intercompany transactions with the Spark Networks (Israel) Limited subsidiary that are treated as net investments in a foreign subsidiary.

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

On March 28, 2018, Spark Networks and Silicon Valley Bank entered into a four-year €25 million Senior Facilities Agreement. The Senior Facilities Agreement provides for a multicurrency term loan facility in an aggregate amount equal to €15 million and a multicurrency revolving credit facility in an aggregate amount equal to €10 million. Borrowings under the Senior Facilities Agreement bear interest at a rate equal to LIBOR for deposits in the applicable currency plus an applicable margin ranging from 2.5% to 3.0% to be determined based on the net leverage ratio for the most recently completed 12 month period ending on the last day of the fiscal year or quarterly period as applicable. The applicable margin and interest rate in effect for borrowings under the term loan facility as of December 31, 2018 was 2.5%. As part of the new debt agreement referenced below, Spark Networks and SVB agreed to terminate the debt agreement, with a one time early termination fee of €56 thousand, representing 0.50% of the outstanding commitment remaining. Spark Networks utilized a portion of the proceeds from the new debt agreement to pay down the remaining balance on the debt outstanding plus the applicable termination fee.

On July 1, 2019, in connection with the Spark Networks / Zoosk Merger, Spark Networks entered into a Loan Agreement with Zoosk, Spark Networks, Inc., the subsidiary guarantors, the lenders party thereto, and Blue Torch Finance LLC (“Blue Torch”), as administrative agent and collateral agent (the "Senior Secured Facilities Agreement") that provides for a four-year $125 million (€110 million) Senior Secured Facility. The Senior Secured Facilities Agreement provides for a term loan facility in an aggregate amount equal to $120 million (€106 million) (the “Term Loan Facility”) and a revolving credit facility in an aggregate amount equal to $5 million (€4 million) (the “Revolving Credit Facility”) and, together with the Term Loan Facility, the “Facilities”. Borrowings under the Facilities bear interest at a rate equal to either LIBOR plus an applicable margin of 8% (per annum) or the Base Rate with an applicable margin of 7% (per annum). A portion of the proceeds from the issuance of the Facilities was utilized to pay down the remaining balance on the debt outstanding with Silicon Valley Bank, which was €11,447 thousand at the time of payment.

In addition to paying interest on outstanding principal under the Facilities, Spark Networks is required to pay a commitment fee to the lenders under the Term Loan Facility and the Revolving Credit Facility. For the Term Loan Facility, the initial commitment fee is equal to 0.50% of the aggregate principal amount of the Term Loan Facility. The commitment fee related to the Revolving Credit Facility is calculated based on the unutilized commitments thereunder. The commitment fee rate is 0.75% per annum, and the Revolving Credit Facility currently has $5 million of undrawn availability. As the Revolving Credit Facility is not expected to be drawn down, any costs related to the commitment fee and any other transaction fees related to the Revolving Credit Facility are deferred and amortized over the term of the agreement.

The Facilities were issued at a discount at the closing date equal to three percent (3%) of the aggregate principal amount of the Term Loan Facility funded on the closing date ($120 million). This discount was calculated as $3.60 million (€3.17 million). Upon closing, transaction costs and commitment fees of $4,010 thousand (€3,533 thousand) were payable, of which $3,118 thousand (€2,747 thousand) and $130 thousand (€115 thousand) related to transaction costs on the Term Loan Facility and Revolving Credit Facility, respectively, $600 thousand (€529 thousand) and $12 thousand (€11 thousand) related to the initial commitment fee on the Term Loan Facility and Revolving Credit Facility, respectively, and $150 thousand (€132 thousand) related to the upfront fee on the Revolving Credit Facility. Through the effective interest rate method, the discount and facility fees on the Facilities are amortized to Interest expense and similar charges in the Consolidated Statements of Operations and Comprehensive Loss through the maturity of the Facilities on July 1, 2023.
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

In addition, the Facilities require the following financial covenants to be maintained: (i) a fixed charge coverage ratio (as defined in the Facilities) of no less than 1.10 to 1.00 for the first four quarters of the loan, 1.25 to 1.00 for the second four quarters of the loan, and 1.40 to 1.00 for the remaining life of the loan (each quarter), (ii) a net leverage ratio of no greater than 3.00 to 1.00 for the first quarter of the loan, declining steadily to 1.25 to 1.00 for the quarters ended September 30, 2021 through the maturity date of the loan, and (iii) a minimum liquidity threshold of $10 million at the end of each month following the closing date of the loan, consisting of available cash funds and availability under the Revolving Credit Facility. The Facilities also contain certain customary affirmative covenants and events of default, including a change of control. Spark Networks is in compliance with all of its financial covenants as of December 31, 2019.

The Term Loan Facility requires repayment of the principal amount of $3 million quarterly, beginning on September 30, 2019. The interest accrued during each quarter is also payable at the end of each quarter along with the principal amount noted above. As of December 31, 2019, the outstanding principal balance of the Term Loan Facility is $114 million (€101 million), the amortized cost basis of the Term Loan Facility is $107 million (€96 million) and there were no outstanding borrowings under the Revolving Credit Facility.

5.10 Provisions

(in € thousands)	Sales Tax provisions	Other provisions	Total
December 31, 2018	282	39	321
- thereof non-current	—	16	16
- thereof current	282	23	305
Acquired	508	—	508
Utilization	—	—	—
Release	(55)	(23)	(78)
Addition	1,151	156	1,307
Reclassifications	—	—	—
Discounting effects	—	—	—
Currency translation	6	—	6
December 31, 2019	1,892	172	2,064
- thereof non-current	—	17	17
- thereof current	1,892	155	2,047

The increase in provisions during 2019 primarily relates to estimated United States sales tax liabilities as of December 31, 2019. Other provisions also includes a litigation reserve of €150 thousand. As of December 31, 2019, the provision recorded to estimate United States state sales tax liability is €1,892 thousand, of which €798 thousand relates to Zoosk.

5.11 Other financial liabilities

(in € thousands)	December 31, 2019	December 31, 2018
Payroll liabilities	2,908	49
Lease liabilities	7,670	—
Other liabilities	11,018	883
- thereof non-current	7,167	54
- thereof current	14,429	878
Other financial liabilities	21,596	932

Other liabilities as of December 31, 2019 primarily relate to the amount owed under the cash consideration holdback agreement associated with the Spark Networks / Zoosk Merger of €9,187 thousand. Lease liabilities of €6,751 thousand relate to one of the Group's leased office space properties. See Note 1.6 for further details on the adoption of IFRS 16.

Other liabilities as of December 31, 2018 primarily related to an outstanding legal settlement payment of €502 thousand to the City of Santa Monica and Offices of the District Attorney, and refund liabilities.

5.12 Other liabilities

(in € thousands)	December 31, 2019	December 31, 2018
VAT payables	1,319	590
Payroll liabilities	1,197	953
Other tax liabilities	445	276
- thereof non-current	—	—
- thereof current	2,961	1,819
Total other liabilities	2,961	1,819

At December 31, 2019 and 2018, payroll liabilities primarily relate to vacation and bonus obligations, as well as €62 thousand and €68 thousand, respectively, of employee-related social security obligations.

5.13 Deferred tax liabilities

See Note 4.13 for the presentation of deferred tax liabilities.

5.14 Income tax liabilities

See Note 4.13 for the presentation of income tax liabilities

5.15 Contract liabilities

The maturity structure of contract liabilities as of December 31, 2019 and 2018 is as follows:

(in € thousands)	December 31, 2019	December 31, 2018 (1)
Non-current	4	5
Current	36,840	20,108
Total contract liabilities	36,844	20,113

(1) Comparative figures for the year ended December 31, 2018 were restated for errors. For further information, see Note 8.4.

The contract liabilities balance primarily relates to the Group’s receipt of advance consideration from customers for subscription services, for which revenue is recognized over the subscription period. The contract liabilities balance increased by €16,731 thousand, primarily due to the acquisition of Zoosk's contract liabilities following the Spark Networks / Zoosk Merger in July 2019. During the year ended December 31, 2019, revenue of €20,108 thousand was realized, which was included in the beginning contract liabilities balance at January 1, 2019.

5.16 Leases

As disclosed in Note 1.6, the Group adopted IFRS 16 Leases as of January 1, 2019 and recognized lease liabilities as a lessee in relation to two lease contracts for office space in Berlin, Germany and Utah, United States.

On July 1, 2019, following the Spark Networks / Zoosk Merger, the Group recognized an additional lease liability as a lessee in relation to a lease contract for office space in California, United States. This liability was measured at the present value of the remaining lease payments, discounted using the weighted average incremental borrowing rate as of July 1, 2019. The lessee’s weighted average incremental borrowing rate applied to the lease liability was 3.50%.

The following lease related assets and liabilities were recorded upon the acquisition of Zoosk:

•	Property, plant and equipment are higher by €7.0 million due to the recognition of right-of-use assets.

•	Current financial liabilities are higher by €1.2 million due to the recognition of lease liabilities.

•	Non-current financial liabilities are higher by €5.8 million due to the recognition of lease liabilities.

For the year ended December 31, 2019, the Group recognized depreciation expense from right-of-use assets of €1,069 thousand and interest expense on lease liabilities of €154 thousand. IFRS 16 Leases also affects the Group's Consolidated Statements of Cash Flows: operating cash flow increased by €1,008 thousand and cash flow from financing activities decreased by €1,008 thousand for the year ended December 31, 2019.

For the year ended December 31, 2019, the Group recognized expense relating to short-term leases of €234 thousand and expense relating to low-value assets of €3 thousand.
The following table sets out a maturity analysis of lease payments, showing the undiscounted lease payments to be made after the reporting date:

(in € thousands)	December 31, 2019
Less than one year	1,962
One to three years	3,492
Three to five years	2,820
More than five years	—
Total undiscounted lease payables	8,274

Lease liabilities included within the Consolidated Balance Sheets	7,670
Current	1,731
Non-current	5,939
The following table sets out a maturity analysis of operating lease payments as of December 31, 2018:

(in € thousands)	December 31, 2018
Less than one year	1,225
One to three years	1,003
Three to five years	33
More than five years	—
Total operating lease payables	2,261
In December 2019, the Group sub-let one of its leased properties that has been presented as part of Right-of-use assets. Pursuant to IFRS 16 Leases, the Group derecognized the related right-of-use asset and recognized Other receivables at an amount equal to the net investment in the sublease. As a result of the derecognition of the right-of-use asset and the recognition of the net investment in the sublease on the sublease commencement date, the Group recognized a one-time gain of €1,259 thousand within Other income for the difference between the value of the right-of-use asset and the net investment in the sublease.
During 2019, the Group recognized interest income on lease receivables of €15 thousand (2018: nil).
The following table sets out a maturity analysis of lease receivables, showing the undiscounted sublease payments to be received after the reporting date.

(in € thousands)	December 31, 2019
Less than one year	1,646
One to two years	1,696
Two to three years	1,747
Three to four years	1,799
Four to five years	1,377
More than five years	—
Total undiscounted lease receivable	8,265
Unearned interest income	653
Net investment in the sublease	7,612

Note 6. Notes on the Consolidated Statements of Cash Flows

The Consolidated Statements of Cash Flows were prepared in accordance with IAS 7 Statement of Cash Flows and show the cash inflows and cash outflows during the reporting year. Cash flows are broken down into cash flows from operating activities, cash flows from investing activities and cash flows from financing activities. The cash flows arising from operating activities are determined by using the indirect method according to IAS 7.18(b).

Note 7. Financial Instruments and Risk Management

7.1 Financial instruments

The following tables show the carrying amounts and fair values of financial assets and financial liabilities and classifies these into measurement categories pursuant to IFRS 9 for the years ended December 31, 2019 and 2018.

	Classification pursuant to IFRS 9	Carrying amount	Measurement Categories		Fair Value
December 31, 2019 in € thousands			At amortized cost	At fair value	Level 1	Level 2	Level 3	Total
Deposits	AC	1,036	1,036	—	—	—	—	—
Other receivables	AC	6,004	6,004	—	—	—	—	—
Other non-current financial assets		7,040	7,040	—	—	—	—	—
Trade receivables	AC	5,808	5,808	—	—	—	—	—
Deposits	AC	303	303	—	—	—	—	—
Other receivables	AC	2,915	2,915	—	—	—	—	—
Other current financial assets		3,218	3,218	—	—	—	—	—
Cash and cash equivalents	AC	15,450	15,450	—	—	—	—	—
Total financial assets		31,516	31,516	—	—	—	—	—
Borrowings	AC	95,839	95,839	107,873	—	107,873	—	107,873
Other non-current financial liabilities	AC	7,167	7,167	—	—	—	—	—
Trade payables	AC	25,873	25,873	—	—	—	—	—
Refund liabilities	AC	98	98	—	—	—	—	—
Deferred consideration payable	AC	9,187	9,187	—	—	—	—	—
Other liabilities	AC	5,144	5,144	—	—	—	—	—
Other current financial liabilities		14,429	14,429	—	—	—	—	—
Total financial liabilities		143,308	143,308	107,873	—	107,873	—	107,873

	Classification pursuant to IFRS 9	Carrying amount	Measurement Categories		Fair Value
December 31, 2018 in € thousands (1)			At amortized cost	At fair value	Level 1	Level 2	Level 3	Total
Deposits	AC	21	21	—	—	—	—	—
Other receivables	AC	3	3	—	—	—	—	—
Other non-current financial assets		24	24	—	—	—	—	—
Trade receivables	AC	2,974	2,974	—	—	—	—	—
Deposits	AC	299	299	—	—	—	—	—
Other receivables	AC	615	615	—	—	—	—	—
Other current financial assets		914	914	—	—	—	—	—
Cash and cash equivalents	AC	11,095	11,095	—	—	—	—	—
Total financial assets		15,007	15,007	—	—	—	—	—
Borrowings	AC	12,125	12,125	12,259	—	12,259	—	12,259
Other non-current financial liabilities	AC	54	54	—	—	—	—	—
Trade payables	AC	10,166	10,166	—	—	—	—	—
Refund liabilities	AC	135	135	—	—	—	—	—
Other liabilities	AC	743	743	—	—	—	—	—
Other current financial liabilities		878	878	—	—	—	—	—
Total financial liabilities		23,223	23,223	12,259	—	12,259	—	12,259

(1) Comparative figures for the year ended December 31, 2018 were restated for errors. For further information, see Note 8.4.

The fair value of borrowings was determined using observable inputs (Level 2). The valuation considers the present value of expected future repayments, discounted using a market interest rate equal to the interest margin on the borrowings plus a three month Euro LIBOR interest rate.

The following tables show the movements of financial liabilities for the years ended December 31, 2019 and 2018:

				Non-Cash related changes
in € thousands	January 1, 2019	Cash related changes from operating activities	Cash related changes from financing activities	Changes in interest expenses	Adoption of IFRS 16 on January 1, 2019	Liabilities assumed on Zoosk acquisition date	Other changes	December 31, 2019
Borrowings	12,125	(5,737)	81,749	6,595	—	—	1,107	95,839
Other non-current financial liabilities	54	244	(490)	—	916	6,080	363	7,167
Refund liabilities	135	—	—	—	—	—	(37)	98
Deferred consideration payable from business combination	—	—	—	—	—	—	9,187	9,187
Other liabilities	743	(604)	(514)	—	401	2,637	2,481	5,144
Other current financial liabilities	878	(604)	(514)	—	401	2,637	11,631	14,429
Total financial liabilities	13,057	(6,097)	80,745	6,595	1,317	8,717	13,101	117,435

				Non-Cash related changes
in € thousands	January 1, 2018	Cash related changes from operating activities	Cash related changes from financing activities	Changes in interest expenses	Other changes	December 31, 2018
Borrowings	5,850	(423)	6,248	450	—	12,125
Other non-current financial liabilities	—	—	—	—	54	54
Refund liabilities	—	—	—	—	135	135
Other liabilities	6,515	(559)	(5,730)	—	517	743
Other current financial liabilities	6,515	(559)	(5,730)	—	652	878
Total financial liabilities	12,365	(982)	518	450	706	13,057

Measurement of fair values

The majority of the Group’s financial instruments, including cash and cash equivalents, restricted cash, deposits, trade receivable, and accounts payable are carried at cost, which approximates their fair value due to the short-term maturity of these instruments.

Financial instruments not measured at fair value

Borrowings

The fair value of borrowings has been measured using discounted cash flows, i.e. the present value of expected payments, discounted using a risk-adjusted discount rate. For this, the current risk-adjusted market rate has been used.

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

The Credit risk exists for all financial assets, in particular, for cash and cash equivalents, trade receivables and other financial assets. The Group’s trade receivables are unsecured. The Group's lease receivable is secured by a cash deposit of €924 thousand. The carrying amount of financial assets represents the maximum credit exposure.

The credit risk relating to trade receivables is the risk that the subscribers are unable to fulfill their payment obligations. The Group does not regard itself as being exposed to a major default risk from any single individual customer. The concentration of the credit risk is limited due to the broad and heterogeneous customer base. The credit risk relating to the lease receivable considers the specific default risk of the tenant.

Credit risk relating to other financial assets mainly relates to cash deposits to payment processors. If the payment processors incur financial difficulties, then the Group may incur losses. Management monitors the creditworthiness of payment processors closely. In the past, there were no indications that the payment processors would not meet their obligations.

The following table presents the maturity structure of the financial assets that are not impaired and not past due as well as those due and impaired as of the reporting date. For receivables that are neither impaired nor past due, there was no indication on the reporting date that the debtors would not meet their payment obligations. All receivables past due by 60 days are written off in their entirety.

(in € thousands)	Carrying amount	Thereof neither past due nor impaired	Thereof past due as of the reporting date and impaired
December 31, 2019
Deposits	1,339	1,339	—
Lease receivables	7,346	7,346	—
Other receivables	1,573	1,573	—
Other financial assets	10,258	10,258	—
Trade receivables	5,808	5,808	—
Total	16,066	16,066	—
December 31, 2018 (1)
Deposits	320	320	—
Other receivables	618	618	—
Other financial assets	938	938	—
Trade receivables	2,974	2,367	607
Total	3,912	3,305	607

(1) Comparative figures for the year ended December 31, 2018 were restated for errors. For further information, see Note 8.4.

The movement in the allowance for impairment in respect of trade receivables during the year was as follows. The bad debt allowance includes all receivables that are not expected to be recovered.

(in € thousands)	Impairment on Trade Receivables
Balance at December 31, 2017	774
Impairment loss recognized	1,203
Amounts written off	(1,370)
Balance at December 31, 2018	607
Impairment loss recognized	(349)
Balance at December 31, 2019	258

The movement in the allowance for impairment in respect of the Group's lease receivable during the year was as follows:

(in € thousands)	Impairment on Lease Receivables
Balance at December 31, 2018	—
Impairment loss recognized	266
Balance at December 31, 2019	266

As of December 31, 2019 and 2018, the Group held cash and cash equivalents of €15,450 thousand and €11,095 thousand, respectively. The cash and cash equivalents are held with bank and financial institution counterparties, which hold at least an A-level credit rating.

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

		Contractual cash flows
December 31, 2019 in € thousands	Carrying amount	Total	< 1 year	1-5 years	More than 5 years
Borrowings	95,839	131,064	20,499	110,565	—
Other non-current financial liabilities	7,167	7,540	—	7,540	—
Trade payables	25,873	25,873	25,873	—	—
Refund liabilities	99	99	99	—	—
Deferred consideration payable	9,187	9,352	9,352	—	—
Other liabilities	5,143	5,377	5,377	—	—
Other current financial liabilities	14,429	14,828	14,828	—	—
Total financial liabilities	143,308	179,305	61,200	118,105	—

		Contractual cash flows
December 31, 2018 in € thousands	Carrying amount	Total	< 1 year	1-5 years	More than 5 years
Borrowings	12,125	12,125	3,750	8,375	—
Other non-current financial liabilities	54	54	—	54	—
Trade payables	10,166	10,166	10,166	—	—
Refund liabilities	135	135	135	—	—
Other liabilities	743	743	743	—	—
Other current financial liabilities	878	878	878	—	—
Total financial liabilities	23,223	23,223	14,794	8,429	—

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

Exposure to currency risk

The summary quantitative data about the Group’s exposure to currency risk as reported to the management of the Group is as follows:

December 31, 2019 in thousands in local currency	EUR	USD	GBP	AUD	CAD	ILS
Financial assets
Trade receivables	2,019	3,963	102	100	113	7
Other financial assets	1,243	9,942	—	—	—	—
Cash and cash equivalents	3,890	11,100	815	415	580	197
Financial liabilities
Borrowings	—	(107,665)	—	—	—	—
Trade payables	(8,530)	(18,626)	(457)	(12)	(289)	(73)
Other financial liabilities	(980)	(23,174)	—	—	—	—
Net statement of financial position exposure	(2,358)	(124,460)	460	503	404	131

December 31, 2018 in thousands in local currency (1)	EUR	USD	GBP	AUD	CAD	ILS
Financial assets
Trade receivables	1,773	985	132	154	147	19
Other financial assets	759	196	—	—	—	19
Cash and cash equivalents	3,993	6,767	218	264	448	2,136
Financial liabilities
Borrowings	(12,125)	—	—	—	—	—
Trade payables	(8,140)	(1,971)	(210)	(54)	(13)	(124)
Other financial liabilities	(385)	(627)	—	—	—	—
Net statement of financial position exposure	(14,125)	5,350	140	364	582	2,050

(1) Comparative figures for the year ended December 31, 2018 were restated for errors. For further information, see Note 8.4.

Sensitivity analysis

A reasonably possible strengthening (weakening) of the Euro, United States dollar, Great British pound, Australian dollar, Canadian dollar, and Israeli New shekel, determined by the gross currency fluctuation of the previous year, against all other currencies at December 31 would have affected the measurement of financial instruments denominated in a foreign currency profit or loss by the amounts shown below. The effect of intercompany transactions with the Spark Networks (Israel) Limited subsidiary that are treated as net investments are remeasured through other comprehensive income. This analysis assumes that all other variables, in particular interest rates, remain constant and ignores any impact of forecast sales and purchases.

	Profit or loss
Effect in euro	Strengthening	Weakening
December 31, 2019
EUR (0% movement)	—	—
USD (2% movement)	2,348	(2,348)
GBP (5% movement)	(22)	22
AUD (1% movement)	(7)	7
CAD (6% movement)	(26)	26
ILS (10% movement)	(13)	13

December 31, 2018
EUR (0% movement)	—	—
USD (5% movement)	(242)	242
GBP (1% movement)	(1)	1
AUD (6% movement)	(21)	21
CAD (4% movement)	(22)	22
ILS (3% movement)	(66)	66

December 31, 2017
EUR (0% movement)	—	—
USD (12% movement)	(335)	335
GBP (4% movement)	(3)	3
AUD (5% movement)	(10)	10
CAD (6% movement)	2	(2)
ILS (3% movement)	(76)	76

Interest rate risk

Borrowings under the Facilities bear interest at a rate equal to LIBOR plus a specified margin. Refer to Note 5.9. As of December 31, 2019, the amortized cost basis of the Term Loan Facility is €96 million. These borrowings expose us to interest rate risk due to the potential variability in market interest rates. Assuming our outstanding aggregate borrowings under the Term Loan Facility at December 31, 2019 as described above, as well as the Silicon Valley Bank multicurrency term loan facility which was paid in full on July 1, 2019, a one-percentage point increase in applicable interest rates would have increased our interest expense for 2019 by €599 thousand (€541 thousand and €58 thousand related to the Term Loan Facility and the Silicon Valley Bank multicurrency term loan facility, respectively). This amount is determined by calculating the effect of a hypothetical interest rate change on the Group’s floating rate debt. This estimate does not include the effects of other potential actions to mitigate this risk or changes in the Group’s financial structure.

Fair value sensitivity analysis for fixed-rate instruments

As of December 31, 2019 and 2018, the Group does not account for any fixed-rate financial assets or financial liabilities at fair value through profit or loss. Therefore, a change in interest rates at the reporting date would not affect profit or loss.

Other market price risk

The Group does not hold any equity securities or financial assets or liabilities that are dependent on the price of equity instruments. The Group is therefore not exposed to market price risks.

Note 8. Other Information

8.1 Balances and transactions with related parties

Parent and ultimate controlling party

The ultimate controlling party of the group is Spark Networks SE. The ADSs of the Group are publicly traded on the New York Stock Exchange.

Transactions with shareholders

Consultation services

In 2008 and 2009, Affinitas and Rocket Internet SE (“Rocket”) entered into two agreements. Under these agreements, Rocket is obliged to render consulting services to Affinitas in business, professional and/or technical areas and programming services. Affinitas is obliged to pay Rocket fees for the services rendered under the agreements, which are calculated on the basis of the incurred costs of Rocket plus expenses. For the years ended December 31, 2019, 2018 and 2017, Spark Networks recorded costs of €44 thousand, €25 thousand and €36 thousand, respectively, under these agreements. There were no payables to Rocket as of December 31, 2019 and December 31, 2018. As of October 2019, Rocket is no longer an affiliate of Spark Networks.

Shareholder loans

During the year ended December 31, 2016, the Company entered into loans with some of its shareholders as described in more detail in Note 5.9. There were no outstanding amounts due as of December 31, 2019 and December 31, 2018, and the amount of interest incurred during the years then ended December 31, 2019, 2018, and 2017 was €0 thousand, €127 thousand and €508 thousand, respectively. The loan was fully repaid in March 2018.

Shareholder payments

Per the terms of the Affinitas / Spark Merger, Affinitas’ shareholders received an aggregate cash payout of €5,730 thousand in 2018. This payout included payments to Affinitas Phantom Share GmbH, Rocket, and David Khalil of €1,641 thousand, €1,377 thousand and €25 thousand, respectively.

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

As of December 31, 2019, APS beneficially owned approximately 6% of the ordinary shares of the Company and was jointly controlled by David Khalil and Lukas Brosseder.

MLLNNL, LLC

The acquired subsidiary Spark had multiple, ongoing engagements with MLLNNL, LLC (“Mllnnl”), a marketing agency that employs, and was co-founded by, an employee of the Group’s wholly-owned subsidiary, Smooch Labs. Expenses related to Mllnnl appear in the consolidated results following the Affinitas / Spark Merger in November 2017. For the years ended December 31, 2019 and 2018, the Company has expensed €357 thousand and €313 thousand, respectively, for services performed by Mllnnl.

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

Consulting Agreement with PEAK6

On March 9, 2018, Spark Networks entered into a consulting agreement with PEAK6 (the “Consulting Agreement”), pursuant to which PEAK6 provides certain technology and infrastructure advice and information gathering services and other services to Spark Networks. The Consulting Agreement can be terminated by either party upon 30 days’ notice. Under the Consulting Agreement, PEAK6 is not entitled to any fees or other amounts. PEAK6 has not provided any services to Spark Networks under the Consulting Agreement during the years ended December 31, 2019 and December 31, 2018, respectively.

Managing director compensation

During the years ended December 31, 2019, 2018 and 2017, managing director compensation was comprised of the following:

(in € thousands)	2019	2018	2017
Short-term benefits	1,536	970	693
Other employment benefits	—	—	—
Post-employment benefits	42	—	—
Share-based payments	1,432	5,120	1,522
Total compensation	3,010	6,090	2,215

8.2    Contingent Liabilities

Virtual stock option plan

For the description of the virtual stock option plan, refer to Note 4.12.

Pending legal proceedings

Elite Connexion vs. Spark Networks Services GmbH

On September 20, 2018, Elite Connexion filed a cease and desist order and damage claim in France against Spark Networks Services GmbH ("Spark GmbH"), alleging that Spark GmbH bid on search engine terms which violated an agreement between the parties. In Elite Connexion's claim, which was amended in September 2019, Elite Connection claims damages for loss of profit, legal fees, and court fees amounting to €800 thousand. Analysis of the claim is ongoing, and the Group recognized Other provisions of €150 thousand as of December 31, 2019 to reflect its estimated potential liability to Elite Connexion resulting from the claim.

Trademarks

Trademarks are an important element in running online dating websites. Given the large number of markets and brands, Spark Networks deals with claims against its trademarks from time to time. As of December 31, 2019, there are several ongoing national cases which affect trademarks within Germany, Finland, Sweden, the United Kingdom, Poland and Benelux. Some of these procedures are expected to be resolved within the next 12 months.

We have additional legal claims and may encounter future legal claims in the normal course of business.

We intend to defend vigorously against each of the above legal proceedings. At this time, management does not believe the above matters, either individually or in the aggregate, will have a material adverse effect on the Group’s results of operations or financial condition and believes the recorded legal provisions as of December 31, 2019 are adequate with respect to the probable and estimable liabilities. However, no assurance can be given that these matters will be resolved in our favor.

8.3    Off-balance sheet contractual obligations

As of the reporting date, the Group's future payments related to off-balance sheet contractual obligations are as follows:

	December 31,
(in € thousands)	2019	2018
Less than one year	5,244	1,691
Between one and five years	7,880	1,089
More than five years	—	—
Total	13,124	2,780

The Group has non-cancellable contractual obligations consisting of contracts with cloud based web service providers, other internet/network service providers, and marketing service providers. Amounts also reflect future minimum lease payments for short-term and low-value leases relating to office spaces within the United States and Germany, and the lease of certain office equipment. For more information about leases, refer to Note 5.16. The Group does not have significant renewal or purchase options.

8.4    Correction of an error

During the preparation of the consolidated financial statements for the fiscal year ended December 31, 2019, the Group discovered that current contract liabilities, revenue and trade receivables were incorrectly calculated in years prior to 2019. These errors resulted from incorrect automated bookings generated by a legacy software application used by the Group’s German subsidiary which interfaces with the subscription data platform.

The error has been corrected by restating each of the affected financial statement line items for prior periods. The impact on net equity as of January 1, 2017 is insignificant and is therefore not separately discussed. The following tables summarize the impact on the Group’s consolidated financial statements.

For the fiscal year ended December 31, 2017
	Impact of correction of error
December 31, 2017	As previously reported	Adjustments	As corrected
Non-current Assets	47,148	742	47,890
Deferred tax assets	9,907	742	10,649
Current Assets	22,034	(3,572)	18,462
Trade receivables (current)	6,814	(3,572)	3,242
Total Assets	69,182	(2,830)	66,352
Current Liabilities	48,940	(1,113)	47,827
Current contract liabilities	20,354	(1,113)	19,241
Accumulated deficit	(32,581)	(1,717)	(34,298)
Shareholder's equity	19,477	(1,717)	17,760
Total Shareholder's equity and liabilities	69,182	(2,830)	66,352

For the fiscal year ended December 31, 2018
	Impact of correction of error
December 31, 2018	As previously reported	Adjustments	As corrected
Non-current Assets	44,729	1,078	45,807
Deferred tax assets	9,404	1,078	10,482
Current Assets	18,133	(68)	18,065
Trade receivables (current)	3,042	(68)	2,974
Total Assets	62,862	1,010	63,872
Current Liabilities	33,871	3,504	37,375
Current contract liabilities	16,604	3,504	20,108
Accumulated deficit	(36,156)	(2,494)	(38,650)
Shareholder's equity	19,409	(2,494)	16,915
Total Shareholder's equity and liabilities	62,862	1,010	63,872

For the fiscal year ended December 31, 2017
	Impact of correction of error
Year ended December 31, 2017	As previously reported	Adjustments	As corrected
Revenue	85,637	(2,108)	83,529
Gross profit	26,861	(2,108)	24,753
Operating loss	(5,115)	(2,108)	(7,223)
Income tax benefit	84	636	720
Net loss	(5,574)	(1,472)	(7,046)
Loss per share - basic and diluted (€)	€(24.23)	€(6.40)	€(30.63)

For the fiscal year ended December 31, 2018
	Impact of correction of error
Year ended December 31, 2018	As previously reported	Adjustments	As corrected
Revenue	104,551	(1,113)	103,438
Gross profit	35,061	(1,113)	33,948
Operating loss	(998)	(1,113)	(2,111)
Income tax benefit (expense)	(1,147)	336	(811)
Net loss	(3,103)	(777)	(3,880)
Loss per share - basic and diluted (€)	€(2.39)	€(0.60)	€(2.99)
Segment Reporting

For the fiscal year ended December 31, 2017
	Impact of correction of error year ended December 31, 2017
	As previously reported			Adjustments			As corrected
2017 in € thousands	North America	International	Total	North America	International	Total	North America	International	Total
Revenue	24,574	61,063	85,637	(655)	(1,453)	(2,108)	23,919	59,610	83,529

Contribution margin	6,594	25,574	32,168	(655)	(1,453)	(2,108)	5,939	24,121	30,060

For the fiscal year ended December 31, 2018
	Impact of correction of error year ended December 31, 2018
	As previously reported			Adjustments			As corrected
2018 in € thousands	North America	International	Total	North America	International	Total	North America	International	Total
Revenue	48,470	56,081	104,551	(365)	(748)	(1,113)	48,105	55,333	103,438

Contribution margin	20,608	24,055	44,663	(365)	(748)	(1,113)	20,243	23,307	43,550

There is no impact on the Group’s total operating, investing or financing cash flows for all periods presented.

8.5    Events after the reporting date

Adoption of Spark Networks SE 2020 Long Term Incentive Plan

On January 21, 2020, the Administrative Board of Spark Networks SE adopted the Long Term Incentive Plan (the “LTIP”) for applicable executives and employees of the Company and its subsidiaries as part of their remuneration for future services to the Company and its subsidiaries.

The LTIP provides for the grant of virtual stock options. Each option represents the right to receive, upon exercise, a certain amount in cash determined based on the relevant ADS Stock Price (as defined below) of the option minus the strike price of such option; provided, however, that the Company may elect to settle options in ADSs or ordinary shares of the Company instead of cash at its sole discretion. The LTIP provides that the strike price can be set at any amount determined by the Administrative Board, including zero. Under the LTIP, the “ADS Stock Price” is, as of the grant date, the average closing price of one ADS of the Company trading on the NYSE American for the period of five trading days prior to such date.

Options granted under the LTIP vest, subject to the employee’s continued service to the Company, as follows: (i) 25% of the total number of options granted to a participant vest 12 months after the grant date of such option, and (ii) an additional 6.25% of such options shall vest at the end of each additional three‑month period thereafter until the end of the 48th month after the relevant grant date.

In connection with the adoption of the LTIP, the Administrative Board authorized for 2020 the issuance of virtual options for up to 3 million ADSs, including up to 1 million zero-priced options.

In connection with the adoption of the LTIP, on January 21, 2020, the Administrative Board granted Eric Eichmann, the Company’s Chief Executive Officer, the following options under the LTIP: (i) 833,000 options with a strike price per option equal to $4.88, and (iii) 449,000 options with a zero-priced strike price (which, for United States tax purposes, are effectively structured as restricted stock units). The adoption of the LTIP also satisfied the terms of Mr. Eichmann’s executive director service agreement with the Company, which requires that the Company adopt a virtual stock option plan by January 31, 2020, or the Company would have otherwise been obligated to pay Mr. Eichmann a one-time lump sum cash amount equal to $1.5 million. The Administrative Board also granted Gitte Bendzulla, the Company’s General Counsel, 90,000 options with a strike price per option equal to $4.88 and 29,000 options with a zero-priced strike price, and the Administrative Board granted Bert Althaus, the Company’s Chief Financial Officer, 135,000 options with a strike price per option equal to $4.88 and 43,000 options with a zero-priced strike price. In addition, the Administrative Board approved of amendments to the managing director service agreements for Gitte Bendzulla, the Company’s General Counsel, and Bert Althaus, the Company’s Chief Financial Officer, in order to provide that each such executive officer is entitled to participate in the LTIP.

Determination and payment of final adjustment surplus related to the Spark Networks / Zoosk Merger Aggregate Adjusted Cash Consideration

On January 21, 2020, Spark Networks determined the final merger aggregate adjusted cash consideration, pursuant to the merger agreement, resulting in a final adjustment surplus of $506 thousand (€451 thousand) to be paid by Spark Networks to the exchange agent for further distribution. As of December 31, 2019, the Group recognized a financial liability of $506 thousand (€451 thousand) for the final adjustment surplus, which was paid in February 2020.

Impact of COVID-19

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a worldwide pandemic, causing numerous countries and states to issue lockdown orders on non-essential businesses and requiring residents to remain at home. The COVID-19 pandemic has resulted and is likely to continue to result in volatility and uncertainty in international markets, including as a result of prolonged economic downturn or recession. While the COVID-19 pandemic has not had a significant impact on Spark Networks' financial results to date, the future impacts of the pandemic are largely unknown. Spark Networks continues to monitor the impact of the COVID-19 pandemic on all aspects of its business. As of the date of issuance of the financial statements, Spark Networks is not aware of any specific event or circumstance that would require a change to its estimates or judgments, or revise the carrying value of its assets or liabilities.

Loan Agreement Amendment

On May 21, 2020, Spark Networks entered into a Limited Waiver and First Amendment to Loan Agreement (the “Amendment”) to its existing Senior Secured Facilities Agreement. The Amendment waives the events of default under the Loan Agreement relating to the Group's failure to deliver its audited financial statements and related financial reports for the fiscal year ending December 31, 2019 within 120 days of the end of such fiscal year, and provides Spark Networks until June 14, 2020, to deliver such audited financial statements and related financial reports as required under the Loan Agreement.